As filed with the Securities and Exchange Commission on June 27, 2025

1933 Act File No. 333-232385

1940 Act File No. 811-23120
UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

PRE-EFFECTIVE AMENDMENT NO. [ ]

POST-EFFECTIVE AMENDMENT NO. 8
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

AMENDMENT NO. 18

(CHECK APPROPRIATE BOX OR BOXES)
STONE RIDGE TRUST V

(REGISTRANT EXACT NAME AS SPECIFIED IN CHARTER)
ONE VANDERBILT AVENUE, 65TH FLOOR

NEW YORK,
NEW YORK
10017

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
(855) 609-3680

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)
STONE RIDGE TRUST V

ONE VANDERBILT AVENUE, 65TH FLOOR

NEW YORK,
NEW YORK
10017

(NAME AND ADDRESS OF AGENT FOR SERVICE)
COPIES OF COMMUNICATIONS TO:

Elizabeth J. Reza Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199	Gregory C. Davis Ropes & Gray Three Embarcadero Center San Francisco, CA 94111
Approximate Date of Commencement of Proposed Public Offering:
As soon as practicable after the effective date of
this Registration Statement.

[ ]
Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
[X]
Check box if any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
[ ]
Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
[ ]
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
[ ]
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction
B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
[ ]
when declared effective pursuant to section 8(c) of the Securities Act.
[ ]
immediately upon filing pursuant to paragraph (b)
[X]
on July 1, 2025 pursuant to paragraph (b)
[ ]
60 days after filing pursuant to paragraph (a)
[ ]
on (date) pursuant to paragraph (a)
If appropriate, check the following box:
[ ]
This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment]
[registration statement].
[ ]
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration number of the earlier effective registration statement for the same offering is _______.
[ ]
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration number of the earlier effective registration statement for the same offering is _______.
[ ]
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration number of the earlier effective registration statement for the same offering is _______.
Check each box that appropriately characterizes the Registrant:
[X]
Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940
(“Investment Company Act”)).
[ ]
Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
[X]
Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
[ ]
A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
[
]
Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
[ ]
Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934.
[
]
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to
Section 7(a)(2)(B) of Securities Act.

[
]
New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).
EXPLANATORY NOTE
This Post-Effective Amendment No. 8 (the “Amendment”) to the Registration Statement on Form N-2 of Stone Ridge Trust
V (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to to provide updated financial information and make certain other changes to the Registrant’s prospectus and Statement of Additional
Information.
This Amendment is organized as follows: (a) prospectus; (b) Statement of Additional Information; and (c) Part C
Information relating to the Registrant.

Prospectus
Stone Ridge Trust V
Stone Ridge Alternative Lending Risk Premium Fund
Common Shares
The Fund.
Stone Ridge Alternative Lending Risk Premium Fund (the “Fund”) is a closed-end management investment company that continuously offers its shares (“Shares”).
Investment Objective.
The Fund’s investment objective is to achieve total return and current income. There can be no assurance that the Fund will achieve its investment objective.
Investment Strategy.
The Fund pursues its investment objective primarily by buying and selling alternative lending-related securities that generate interest or other streams of payments and that the Adviser (as defined herein)
believes offer access to the credit risk premium. The “credit risk premium” is positive if interest and other payments paid in connection with a pool of such investments, minus the principal losses actually experienced across that pool, exceed the risk-free rate, on average and over time. The “risk-free rate” is the rate of return that can be earned on high-quality, short-term government debt securities. There can be no assurance that the credit risk premium will be positive for the Fund’s investments at any time or on average and over time. As described in more detail herein, alternative lending-related securities are loans originated through or sourced by non-traditional lending marketplaces or lenders, commonly referred to as “marketplace lenders,” or non-traditional intermediaries
(collectively, “alternative lending platforms”), or securities that provide the Fund with exposure to such loans. The
Fund invests in foreign securities.
As described herein, the Fund has adopted the following investment restrictions as fundamental policies that can only be changed with the approval of the holders of a majority of the Fund’s outstanding voting securities:
●
The Fund may not invest in loans that are of subprime quality at the time of investment. (See “Investment
Objective, Strategies, Policies and Risks” for a discussion of the term “subprime”.)
●
The Fund may not purchase loans or other alternative lending-related securities from platforms whose business consists primarily of originating loans of subprime quality.
●
The Fund may not purchase loans or other alternative lending-related securities originated in emerging markets.
●
The Fund may not purchase loans or other alternative lending-related securities from platforms whose financial statements are not audited by a nationally recognized accounting firm.
Investment Adviser.
The Fund’s investment adviser is Stone Ridge Asset Management LLC (“Stone Ridge” or the
“Adviser”). As of
May
31
, 2025, Stone Ridge managed client assets of approximately $26 billion.
●
The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is currently no secondary market for its Shares, and the
Fund does not expect a secondary market in its Shares to develop.
●
An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.
●
Even though the Fund makes quarterly repurchase offers for Shares, the Fund is not required to repurchase more than 5% of its outstanding Shares each quarter, so investors should consider Shares of the Fund to be an illiquid investment.

●
There is no assurance that the Fund will be able to maintain a certain level of, or at any particular time make any, distributions.
●
Distributions may be funded from offering proceeds, which may constitute a return of capital and reduce the amount of capital available for investment. See “Distributions and U.S. Federal Income Tax
Matters” for a discussion of the federal income tax treatment of a return of capital.
The Fund invests primarily in unrated securities. Although the Fund’s fundamental policies described above do not permit the Fund to invest in loans of subprime quality, some unrated securities purchased by the Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. In addition, the Fund may invest in securities that are rated below investment grade.
Below-investment-grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.
An investment in the Fund’s Shares should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment.
See “Investment Objective, Strategies, Policies and Risks—Risk
Considerations,” below to read about the risks you should consider before buying Fund Shares, including the risk of leverage.
Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of these securities or determined this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is
July
1
, 2025.
Interval Fund.
The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, conducts quarterly repurchase offers for Shares at net asset value (“NAV”), subject to approval of the Board of
Trustees (the “Board” and each of the trustees on the Board, a “Trustee”). It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased.
There is no assurance that you will be able to tender your Shares when or in the amount that you desire. The Fund’s
Shares are not listed, and the Fund does not currently intend to list its Shares for trading, on any national securities exchange. There is not expected to be any secondary trading market in the Shares. Even though the Fund makes quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, you should consider the Shares to be illiquid.
Investment in the Fund involves substantial risks. The Fund is sold to (i) institutional investors, including registered investment advisers (“RIAs”), that meet certain qualifications and have completed an educational program provided by the Adviser; (ii) clients of such institutional investors (as described in “How to Buy Shares” below);
and (iii) certain other Eligible Investors (as defined in “How to Buy Shares” below). As a fundamental policy, the
Fund will only sell shares to or through fiduciaries (such as RIAs or retirement plans) or institutional investors, or to employees, directors and affiliates of the Fund or the Adviser. The minimum initial investment is $15 million, subject to certain exceptions. See “Investment Minimums” below. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. Before investing in the
Fund, an investor should read the discussion of the risks of investing in the Fund in “Investment Objective,
Strategies, Policies and Risks” below.
This prospectus sets forth concisely information you should know before investing in the Shares. You should read this prospectus carefully before deciding to invest in the Fund, and you should retain it for future reference. A
Statement of Additional Information dated
July
1
, 2025, as it may be amended, containing additional information about the Fund, has been filed with the Commission. This prospectus incorporates by reference the entire Statement of Additional Information. The Statement of Additional Information, as well as material incorporated by reference into the Fund’s Registration Statement, annual and semi-annual reports to shareholders and other information regarding the Fund, may be obtained without charge by writing to the Fund, by calling (855) 609-3680, by visiting
www.stoneridgefunds.com or from the EDGAR database on the Commission’s internet site (www.sec.gov). The
Fund’s address is One Vanderbilt Avenue, 65th Floor, New York, NY 10017.
Shares of the Fund do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance
Corporation, the Federal Reserve Board or any other government agency.
An investor should not construe the contents of this prospectus as legal, tax or financial advice. You should consult your own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

STONE RIDGE TRUST
TABLE OF CONTENTS

PROSPECTUS SUMMARY
This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund’s Shares. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information. In particular, you should carefully read the risks of investing in the Fund’s
Shares, as discussed under “Investment Objective, Strategies, Policies and Risks—Risk Considerations.”
The Fund
Stone Ridge Alternative Lending Risk Premium Fund (the “Fund”) is a closed-end management investment company that continuously offers its shares (the “Shares”). “Alternative Lending” means a method of financing in which an alternative lending platform facilitates the borrowing and lending of money. In so doing, a platform may either rely on its own deposit capital or may utilize third-party sources of capital, including investors like the Fund, to fund loans. Alternative lending is sometimes referred to as fintech lending, online lending or marketplace lending. The Fund is operated as an “interval fund” (as defined below). An investment in the Fund may not be appropriate for all investors.
Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”) is the Fund’s investment adviser.
The Offering
The Fund’s Shares are offered on a continuous basis at net asset value (“NAV”) per Share. The Fund may close at any time to new investments and, during such closings, only the reinvestment of dividends and other distributions by existing shareholders will be permitted. The Fund may re-open to new investment and subsequently close again to new investment at any time at the discretion of the Adviser.
The Fund’s Shares are offered through Foreside Financial Services, LLC (the “Distributor”), as the exclusive distributor, on a best efforts basis. The minimum initial investment is $15 million, subject to certain exceptions. The
Fund reserves the right to reject a purchase order for any reason. See “How to Buy Shares” below. Shareholders will not have the right to redeem their Shares. However, as described below, in order to provide liquidity to shareholders, the Fund conducts periodic repurchase offers for a portion of its outstanding Shares.
Shares are offered to or through fiduciaries (such as registered investment advisers or retirement plans) or institutional investors, or to employees, directors and affiliates of the Fund or the Adviser.
Periodic Repurchase Offers
The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding
Shares at NAV. The Fund makes quarterly repurchase offers in the months of February, May, August and November.
Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to shareholders at least 21, and not more than 42, calendar days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The
Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire.
Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Special Risk Considerations—Repurchase Offers Risk”
below.
Investment Objective, Investment Strategy and Principal Investment Policies
The Fund’s investment objective is to achieve total return and current income. There can be no assurance that the
Fund will achieve its investment objective.
The Adviser believes that investing should involve a long-term view and a systematic focus on sources of expected return, not on security selection or market timing. In managing the Fund, the Adviser focuses primarily on one source of expected returns: the “credit risk premium” in certain loans and other investments described below. The

“credit risk premium” is positive if interest and other payments paid in connection with a pool of such investments
(including amounts paid to the Fund in connection with the sale of such investments), minus the principal losses actually experienced across that pool, exceed the risk-free rate, on average and over time. The “risk-free rate” is the rate of return that can be earned on high-quality, short-term government debt securities. There can be no assurance that the credit risk premium will be positive for the Fund’s investments at any time or on average and over time. For example, a consumer or small business borrower typically pays a premium (interest) to a lender in exchange for use of the lender’s capital (the amount of the borrowing) for a pre-determined amount of time. On average and over time, if payments of interest and repayments of principal on such borrowings are greater than losses incurred from defaults, the excess positive return above the risk-free rate represents the credit risk premium. By investing in these loans and other investments, the Fund is accepting the risk that some borrowers will not repay their loans, in exchange for the expected returns associated with the receipt of interest payments and repayment of principal by those that do. The Fund seeks to benefit over the long term from the difference between the amount of interest and principal received and losses experienced.
The Adviser does not purchase or sell investments for the Fund’s portfolio based on an analysis of specific borrowers’ abilities to repay their loans or other criteria specific to individual investments. Instead, the Adviser seeks to identify alternative lending platforms that originate or source pools of loans and other securities on an ongoing basis that can be purchased by the Fund and serve as part of a portfolio that provides the Fund with broad exposure to the risk and return characteristics (and potential credit risk premium) of loans from a variety of geographic regions and representing a variety of different borrower types for a variety of purposes, including:
●
individual consumers consolidating existing debt or funding large purchases;
●
small or medium-sized businesses funding working capital such as property, plant, equipment, expansion, receivables or inventory;
●
students financing education or refinancing existing student loans; and
●
individuals or businesses financing investments in real estate.
The Fund pursues its investment objective primarily by buying and selling alternative lending-related securities, directly or through its wholly-owned and controlled subsidiaries (each, a “Subsidiary”) formed by the Fund.
The
Fund and its Subsidiaries intend to obtain financing to make investments and/or to fund Share repurchases through traditional financing facilities, through reverse repurchase agreements or other similar derivatives transactions or through a mix of the foregoing.
As described in more detail below, an “alternative lending platform” is a lending marketplace or lender or other intermediary that is not a traditional lender. The Adviser, as part of its portfolio construction process, performs diligence on the platforms from which the Fund purchases alternative lending-related securities in order to evaluate both the process by which each platform extends or sources loans and provides related services and the characteristics of the overall portfolio of loans made available through that platform. The Fund generally purchases a portfolio of loans from a particular platform that meet certain criteria (such as maturities and durations, borrower and loan types, borrower credit quality and geographic locations of borrower) and that provide broad exposure to the loan originations or sourcing of that particular platform. When investing in whole loans, the Fund invests solely in loans originated by platforms that provide the Fund with a written commitment to deliver or cause to be delivered individual loan-level data on an ongoing basis throughout the life of each individual loan that is updated periodically as often as the NAV is calculated to reflect new information regarding the borrower or loan, and the
Fund does not invest in loans sold on platforms for which the Fund cannot evaluate to its satisfaction the completeness and accuracy of the individual loan data relevant to the existence and valuation of the loans purchased that is provided by the platform and used by the Fund in accounting for loans. Although the Fund conducts diligence on the platforms, the Fund generally does not have the ability to independently verify the information provided by the platforms, other than payment information regarding loans and other alternative lending-related securities owned by the Fund, which the Fund observes directly as payments are received. The Fund generally does not have access to personally identifiable information about the individual borrowers (e.g., names or similar identifying information) prior to purchasing loans or other alternative lending-related securities, although the Fund’s custodian has this information for whole loans owned by the Fund (and the Fund and the Adviser have established procedures with the Fund’s custodian designed to prevent the inadvertent communication of personally identifiable borrower information by the Fund’s custodian to the Fund or the Adviser). The Fund monitors the characteristics of the alternative lending-related securities purchased from particular platforms on an ongoing basis. In this way, the
Adviser seeks to construct a portfolio that provides broad, representative investment exposure across the alternative lending asset class.
In addition to originating or sourcing loans, some alternative lending platforms also sponsor special purpose entities, sometimes referred to as securitization vehicles, for the purpose of acquiring loans originated or sourced by such platform and issuing securities the payments on which are funded by payments received on such securitization vehicles’ underlying investments. The Fund seeks to sell certain of the whole loans it acquires by pooling them and selling them to such securitization vehicles, whether sponsored by the platforms themselves or by third parties, in cases where the Fund determines that such sales are on terms favorable to the Fund. The Fund expects that many or most alternative lending platforms will eventually begin to sponsor such securitization vehicles, and the volume and frequency of the Fund’s sales of pools of loans to securitization vehicles may increase as a more active and reliable secondary market develops over time.
Alternative lending-related securities typically provide the Fund with exposure to loans originated or sourced by alternative lending platforms. The Fund invests primarily in whole loans, but also may invest, to a lesser extent, in other types of alternative lending-related securities, which include:
●
shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans (including “member-dependent payment notes” issued by some public U.S. platforms, which we refer to as “fractional loans” herein);
●
direct participations in whole loans originated by alternative lending platforms (which we refer to as “loan participations”), which are typically issued by the originator, a bank or other financial institution;
●
securities issued by special purpose entities that hold either of the foregoing types of alternative lending-related securities (“asset-backed securities”), including pass-through certificates and securities issued by special purpose entities that hold mortgages (“mortgage-backed securities”);
●
equity or debt securities (publicly or privately offered), including warrants, of alternative lending platforms or companies that own or operate alternative lending platforms; and
●
derivative instruments (which may include options, swaps or other derivatives) that provide exposure to any of the investments the Fund may make directly.
Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, directly or indirectly in alternative lending-related securities. As a matter of fundamental policy, the Fund concentrates its investments in the alternative lending industry and has adopted a policy to invest, directly or indirectly, at least 25% of its total assets in the alternative lending industry. The notional value of any derivatives and other synthetic instruments that provide investment exposure to, or exposure to one or more of the market risk factors associated with, the investment focus that the Fund’s name suggests will count towards compliance with the Fund’s 80% test.
The Fund has adopted the following investment restrictions as fundamental policies that can only be changed with the approval of the holders of a majority of the Fund’s outstanding voting securities (the “Fundamental Investment
Restrictions”):
●
The Fund may not invest in loans that are of subprime quality at the time of investment.
●
The Fund may not purchase loans or other alternative lending-related securities from platforms whose business consists primarily of originating loans of subprime quality.
●
The Fund may not purchase loans or other alternative lending-related securities originated in emerging markets.

●
The Fund may not purchase loans or other alternative lending-related securities from platforms whose financial statements are not audited by a nationally recognized accounting firm.
In accordance with the Fund’s Fundamental Investment Restrictions, the Adviser will determine whether loans offered to the Fund are of subprime quality at the time of investment pursuant to guidelines approved by the Board from time to time. These guidelines currently provide that in order to be eligible for purchase by the Fund, the
Adviser must determine that loans have a likelihood of repayment that is greater than that of “subprime” consumer loans. “Subprime” does not have a specific legal or market definition, but is understood in the credit marketplace to signify that a loan has a material likelihood that it will not be repaid. The Adviser will make the determination that loans purchased by the Fund are not of subprime quality based on the Adviser’s due diligence of the credit underwriting policies of the originating or sourcing platform, which look to a number of borrower-specific factors to determine a borrower’s ability to repay a particular loan, including employment status, income, assets, education and credit bureau data where available. Credit bureau data is only one factor considered in determining the credit quality of a borrower and a loan. However, when credit score data is available from a platform with respect to a borrower, the Adviser’s guidelines do not allow the Adviser to cause the Fund to purchase any consumer loan to an individual who does not have at least one credit score that is, either at the time of origination or the time of purchase, equal to or above a specified minimum.
“Alternative lending,” which is sometimes referred to as fintech lending, online lending or marketplace lending, is a method of financing in which an alternative lending platform facilitates the borrowing and lending of money. In so doing, a platform may either rely on its own deposit capital or may utilize third-party sources of capital, including investors like the Fund, to fund loans. It is considered an alternative to more traditional loan financing done through a traditional bank. These platforms seek to streamline the traditional lending process by using technology in their underwriting. Alternative lending models generally do not rely on physical bank branches or legacy lending systems, making it possible for the platforms to pass along cost savings to borrowers in the form of lower interest rates relative to credit card interest rates. In addition, the Adviser believes that these platforms have used their technology to profitably make smaller-dollar loans, a process that can involve higher costs when using traditional underwriting methods. As such, the Adviser believes that these platforms have helped borrowers seeking more affordable credit, including to socioeconomically disadvantaged borrowers with historically less access to such credit from traditional banks. For example, the Fund purchases through platforms that have demonstrated how their underwriting has expanded credit access to minorities and women relative to traditional lenders like banks.
There are several different models of alternative lending but, very generally, a platform typically matches consumers, small or medium-sized businesses or other types of borrowers with investors that are interested in gaining investment exposure to the loans made to such borrowers. Prospective borrowers are usually required to provide or give access to certain financial information to the platform, such as the intended purpose of the loan, income, employment information, credit score, debt-to-income ratio, credit history (including defaults and delinquencies) and home ownership status, and, in the case of small business loans, business financial statements and personal credit information regarding any guarantor, some of which information is made available to prospective lenders. Often, platforms charge fees to borrowers to cover these screening and administrative costs.
Based on this and other relevant supplemental information, the platform usually assigns its own credit rating to the borrower and sets the interest rate for the requested borrowing. Some platforms follow the peer-to-peer model, posting the borrowing requests online and investors may choose among the loans, based on the interest rates the loans are expected to yield less any servicing or origination fees charged by the platform or others involved in the lending arrangement, the background data provided on the borrowers and the credit rating assigned by the platform.
Other platforms sell loans directly to large institutional investors, like the Fund. In some cases, a platform partners with a bank to originate a loan to a borrower, after which the bank sells the loan to the platform or directly to the investor; alternatively, some platforms may originate loans themselves.
Other alternative lending platforms are non-traditional intermediaries. Unlike marketplace lenders, non-traditional intermediaries do not themselves (either alone or working with a bank) originate loans. Instead, they intermediate sales of loans originated by more traditional lenders to buyers that utilize alternative sources of capital (i.e., capital other than bank deposits).

When investing in loans originated or sourced using any of these models of alternative lending, some investors, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments, as described above. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the
Fund about each loan and borrower.
Platforms may set minimum eligibility standards for borrowers to participate in alternative lending arrangements and may limit the maximum permitted borrowings. Depending on the purpose and nature of the loan, its term may, for example, be as short as six months or shorter, or as long as thirty years or longer. Set forth below is additional information about some of the Fund’s alternative lending-related investments.
Whole Loans.
The Fund primarily buys and sells whole loans. When the Fund invests in whole loans, it typically purchases all rights, title and interest in the loans pursuant to a loan purchase agreement directly from the platform or its affiliate. The platform or a third-party servicer typically continues to service the loans, collecting payments and distributing them to investors, less any servicing fees assessed against the Fund, and the servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower experiencing financial hardship and acceleration or enforcement of the loans following any default by a borrower. Where a platform or its affiliate acts as the loan servicer, there is typically a backup servicer in place in case that platform or affiliate ceases or fails to perform these servicing functions. The Fund, as an investor in a whole loan, would be entitled to receive payment only from the borrower and/or any guarantor, and would not be able to recover any deficiency from the platform, except under very narrow circumstances, which may include fraud by the borrower in some cases. The whole loans in which the Fund may invest may be secured or unsecured.
Loan Participations.
The Fund invests in participation interests in whole loans, which are typically originated by an alternative lending platform, sometimes in partnership with a bank or other financial institution. When the Fund invests in participation interests, the Fund typically purchases a fractional or full economic interest in the underlying whole loans and the originator retains the legal title to such loans. As with the Fund’s investments in whole loans, the alternative lending platform or a third-party servicer typically continues to service the loans, collecting payments and distributing them to investors in the loan participations, less any servicing fees assessed against the Fund, and the servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower experiencing financial hardship and acceleration or enforcement of the loans following any default by a borrower. The servicing entity may distribute payments of principal and interest from the borrower directly to the Fund as a holder of participation interests. Alternatively, the Fund may receive payments of principal and interest as passed through by the bank
or other financial institution
originating the whole loans and issuing the
participation interests. The participation interests in which the Fund invests may be in whole loans that are secured or unsecured.
Pass-Through Certificates.
The Fund invests in pass-through certificates, which are a form of asset-backed security that is backed by a pool of whole loans originated or sourced by one or more alternative lending platforms and that represents the right of the holder to receive specified distributions in respect of such whole loans; specifically, holders are entitled to receive payments on account of principal and interest payments made by borrowers on the underlying loans, as well as proceeds from the sale or liquidation of any loan underlying the pass-through certificate, net of fees, expenses and other amounts payable to the issuer, trustee, originating platform(s) or other third parties as required. Unlike many other asset-backed securities, pass-through certificates are generally not issued with multiple tranches; instead, all holders of a particular certificate share a pro rata interest in the underlying pool of whole loans and distributions with respect thereto.
Other Asset-Backed Securities.
The Fund invests in, and sells certain of its alternative lending-related investments to, securitization vehicles formed by alternative lending platforms or third parties for the purpose of acquiring alternative lending-related investments and issuing securities the payments on which are funded by payments received on such entities’ underlying investments. Such asset-backed securities, including mortgage-backed securities, may be issued in different tranches of debt and residual equity interests with different rights and preferences. The Fund may hold any tranche of such asset-backed securities. The volume and frequency of the Fund’s sales of pools of loans to securitization vehicles may increase as a more active and reliable secondary market develops over time.

Shares, Certificates, Notes or Other Securities.
The Fund may also invest in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans. The platform or a separate special purpose entity organized by or on behalf of the platform may hold the whole loans underlying such securities on its books and issue to the Fund, as an investor, a share, certificate, note or other security, the payments on which track and depend upon the borrower payments on the underlying loans. As with whole loans, the platforms or third-party servicers typically continue to service the underlying loans on which the performance of such securities is based. Such securities may be linked to any of the types of whole loans in which the Fund may invest directly. Such securities may also track fractions of a whole loan. These securities may be sold through publicly registered offerings or through unregistered private offerings.
Equity Securities.
The Fund may invest in public or private equity securities issued by alternative lending platforms or companies that own or operate alternative lending platforms, including common stock, preferred stock, convertible stock and/or warrants. For example, the Fund may invest in securities issued by a platform, which may provide the platform with the capital it requires to support its business. Equity investments may afford the Fund voting rights as well as the opportunity to receive dividends and/or capital appreciation, although warrants, which are options to purchase equity securities at specific prices valid for a specific period of time, typically have no voting rights, receive no dividends and have no rights with respect to the securities of the issuer unless and until they are exercised for the underlying equity securities. The Fund may also invest in equity securities of both non-U.S. and U.S. small and mid-cap companies.
Debt Securities.
The Fund may invest in debt securities issued by alternative lending platforms or companies that own or operate alternative lending platforms. The Fund may have exposure to the debt securities of
U.S. or non-U.S. issuers. These debt securities may have fixed or floating interest rates; may or may not be collateralized; and may be below investment grade or unrated but judged by the Adviser to be of comparable quality (debt securities that are below investment grade are commonly called “junk bonds”). The Fund has no limits as to the maturity of debt securities in which it invests. Such investments may be within any maturity range (short, medium or long) depending on the Adviser’s evaluation of investment opportunities available within the debt securities market. Similarly, the Fund has no limits as to the market capitalization range of the issuers.
The Fund may also pursue its investment objective by investing in equity or debt securities issued by real estate investment trusts (“REITs”) or pooled investment vehicles that invest in REITs. REITs are pooled real estate investment vehicles that own, and typically operate, certain qualified real estate and real estate-related assets. If a
REIT meets certain requirements, including distributing to shareholders substantially all of its taxable income (other than net capital gains), then it is not generally taxed on the income distributed to shareholders. REITs and pooled investment vehicles that invest in REITs may be subject to management fees and other expenses, and so the Fund will bear its proportionate share of the costs of the REITs’ and/or vehicles’ operations if it invests in REITs or vehicles subject to such fees and expenses. REITs can be listed and traded on national securities exchanges or can be traded privately between individual owners. An exchange-traded REIT is generally more liquid than a REIT that is not traded on a securities exchange. The Fund may invest in both exchange-traded and privately-traded REITs.
The Fund generally invests in equity REITs, which invest in and own real estate directly, and generally invest a majority of their assets in income-producing properties to generate cash flow from rental income and gradual asset appreciation. The income-producing properties in which equity REITs may invest include land, office, retail, industrial, hotel and apartment buildings, single or multifamily homes, self-storage, specialty and diversified and healthcare facilities. Equity REITs can realize capital gains (or losses) by selling properties that have appreciated
(or depreciated) in value. Equity REITs may also invest in non-income-producing properties or real estate-related assets.
An equity investment in a REIT may afford the Fund voting rights as well as the opportunity to receive dividends and/or capital appreciation. The Fund may invest in warrants issued by REITs, which are options to purchase equity securities at specific prices valid for a specific period of time; such investments typically have no voting rights, receive no dividends and have no rights with respect to the securities of the issuer unless and until they are exercised for the underlying equity securities. Debt securities of REITs may have fixed or floating interest rates;
may or may not be collateralized; and may be below investment grade or unrated but judged by the Adviser to be of comparable quality. The Fund has no limits as to the maturity of debt securities in which it invests. Such investments may be within any maturity range (short, medium or long) depending on the Adviser’s evaluation of investment opportunities available within the debt securities market. Similarly, the Fund has no limits as to the market capitalization range of the issuers.
Additional Information About the Fund’s Principal Investment Strategies
The Fund may gain exposure to loans that are unsecured, secured by a perfected security interest in an enterprise or specific assets of an enterprise or individual borrower or in real estate, and/or supported by a personal guarantee by individuals related to the borrower. The loans to which the Fund gains exposure may pay fixed or variable rates of interest, may have a variety of amortization schedules and may include borrowings that do not require amortization payments (i.e., are interest-only). The loans to which the Fund gains exposure may have a term ranging from less than one year to thirty years or longer, and in some cases may not require any payments to be made to the Fund until the end of the term. The terms of any loan to which the Fund gains exposure, including the interest rate, timing of payments or the overall amount to be repaid, may be modified in the discretion of the loan servicer or by operation of federal, state or local law or regulation in order to provide relief to borrowers, particularly during economic downturns or periods of market volatility, which could adversely affect Fund performance. The Fund may invest in loans at or shortly following origination or sourcing, or may purchase loans in the secondary market after origination or sourcing. This universe of investments is subject to change under varying market conditions and as alternative lending-related instruments and markets evolve over time.
The Fund may seek to hedge its exposure to foreign exchange or interest rate risks that arise as a result of its investments. The Fund may use forwards, futures, swaps, or other exchange-traded or over-the-counter (“OTC”)
derivatives or may purchase or sell physical currency, bonds or other securities or instruments, including short sales on assets the Fund does not own, which may require the Fund to pay a premium to borrow the assets sold short and to pay the lender any dividends or interest received on the assets while borrowed. There can be no guarantee the
Fund’s hedging activities will effectively offset any adverse impact of foreign exchange or interest rates.
In implementing the Fund’s investment strategy, the Adviser has broad discretion to invest in alternative lending-related securities of different types and relating to a variety of borrower types and geographic regions
(including regions inside and outside the U.S.), subject to the Fundamental Investment Restrictions, which prohibit the Fund from investing in loans of subprime quality or loans originated in emerging markets. The Adviser seeks to invest in alternative lending-related securities through platforms that operate in (and that originate or source loans to borrowers located in) the U.S., Europe, Australia and New Zealand, and may in the future seek to gain exposure to other geographic regions, other than emerging markets. Within each region and borrower type, the Adviser has broad discretion to make investments that provide the Fund with a variety of exposures, including to borrower creditworthiness, lines of business and loan purpose. Subject to any restrictions under applicable law (including diversification requirements under U.S. federal income tax law applicable to regulated investment companies), the
Fund is not restricted in its exposure to any particular borrower creditworthiness, line of business, loan purpose, term or form of security or guarantee or any other loan terms or characteristics, except as provided in the
Fundamental Investment Restrictions. With the exception of certain asset diversification tests under the Internal
Revenue Code of 1986, as amended (the “Code”), there is no stated limit on the percentage of assets the Fund can invest in a particular investment or the percentage of assets the Fund will allocate to any one investment type, borrower type, loan purpose, geographic region, borrower creditworthiness, term or form of security or guarantee permitted by the Fundamental Investment Restrictions. The Fund may, at times, focus its investments in instruments meeting one or more of these criteria. Subject to the limitations described above, the Fund may also invest in loans or other investments that are not originated or sourced by alternative lending platforms but that the Adviser believes have investment characteristics similar to alternative lending-related securities in which the Fund invests.
The Fund makes investments through its Subsidiaries. Each Subsidiary may invest, for example, in whole loans or in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans, or any other security or other instrument that the Fund may hold directly. References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure.

All or substantially all of the securities in which the Fund invests are “restricted” securities, which means that they are only eligible for purchase and sale by certain qualified institutional buyers, as defined in Rule 144A under the
Securities Act of 1933, as amended (the “1933 Act”), and/or subject to contractual restrictions on transfer. Thus, there is generally a limited secondary market available for many of the securities in which the Fund invests. As described above, the Fund seeks to sell certain of its investments to securitization vehicles, and, to the extent a more active secondary market develops over time, the Fund expects to selectively purchase or sell certain investments in executing its investment strategy. Otherwise, the Fund generally holds its investments to maturity.
Borrowing and Leverage
The Fund
and its Subsidiaries have obtained and expect in the future to obtain financing to make investments and/or to fund Share repurchases
. The Fund and its Subsidiaries
intend to obtain leverage through traditional financing
facilities,
through reverse repurchase agreements or
other similar derivatives transactions or through a mix of the foregoing
. Such borrowings are typically secured by investments held by the Fund or such Subsidiary. The Fund and its Subsidiaries also
may
obtain leverage through derivative instruments that afford the Fund economic leverage or other investments, such as asset-backed securities, that may have embedded leverage. The Fund is not limited in the form or manner in which it may incur leverage.
The Investment Company Act of 1940, as amended (the “1940 Act”), requires a closed-end fund to have asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act) at the time that it issues senior securities. This means that the value of the
Fund’s senior securities representing indebtedness may not exceed one-third of the value of its total assets
(including such senior securities), measured at the time the Fund issues the senior securities. The 1940 Act also requires the Fund to provide for a prohibition on the declaration of cash distributions or repurchases of Shares unless any senior securities representing indebtedness have an asset coverage of not less than 300% after giving effect to such distribution or repurchase. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.
Additionally, Rule 18f-4 under the 1940 Act (“Rule 18f-4”) provides certain limits on a registered investment company’s use of derivatives and certain related instruments to obtain leverage. As required by Rule 18f-4, the
Fund’s derivatives exposure (including its use of reverse repurchase agreements, which the Fund has elected to treat as derivatives under Rule 18f-4) is limited through a value-at-risk (“VaR”) test. Very generally, VaR is an estimate of an instrument’s or portfolio’s losses over a given time horizon at a specified confidence level. Under Rule 18f-4, the Fund is required to limit the VaR of the Fund’s portfolio to less than 200% of the VaR of a “designated reference portfolio,” which is, in general, either an unleveraged index approved by the Fund’s derivatives risk manager or the Fund’s own portfolio of securities or other investments, excluding any derivatives transaction. This limitation is referred to in Rule 18f-4 as the “relative VaR test.” If the Fund’s derivatives risk manager reasonably determines that there is no designated reference portfolio that would provide an appropriate reference portfolio for the purposes of Rule 18f-4, then instead of the relative VaR test, the Fund will be required to limit the VaR of the
Fund’s portfolio to less than 20% of the value of the Fund’s net assets, which is referred to as the “absolute VaR test.” The Fund expects that its use of reverse repurchase agreements and other similar derivatives transactions to obtain leverage, under either the relative VaR test or the absolute VaR test, will enable the Fund to obtain substantially more leverage than would be possible if the Fund obtained leverage only through senior securities subject to the 300% asset coverage requirement.
Leverage can have the effect of magnifying the Fund’s exposure to changes in the value of its assets and may also result in increased volatility in the Fund’s NAV. This means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned its assets on an unleveraged basis. The value of an investment in the Fund will be more volatile and other risks tend to be compounded to the extent that the Fund is exposed to leverage directly or indirectly. See “Investment Objective, Strategies, Policies and Risks
 —
Risk
Considerations
 —
Borrowing and Leverage Risk
 —
Effects of Leverage” below.

Investment Adviser
Stone Ridge is the investment adviser of the Fund. As of
May
31
, 2025, Stone Ridge managed client assets of
approximately $26 billion. James Egan, Paul Germain, Joseph O, Tomer Seifan and Ross Stevens (the “Portfolio
Managers”) are jointly and primarily responsible for the day-to-day management of the Fund. See “Management of the Fund” below.
Distributions
The Fund currently intends to declare and pay dividends of substantially all net investment income and net realized capital gains at least annually, although the Fund may declare and pay dividends more frequently (e.g., quarterly).
Unless shareholders specify otherwise, dividends will be reinvested in Shares of the Fund. See “Distributions and
U.S. Federal Income Tax Matters” and “Dividend Reinvestment Plan” below. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings or amounts from the Fund’s affiliates (e.g., fees or expenses waived or reimbursed by the Adviser) that are subject to repayment by the Fund.
Unlisted Closed-End Fund Structure; Limited Liquidity
The Fund’s Shares are not listed, and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is currently no secondary market for its Shares, and the Fund does not expect a secondary market in its Shares to develop. Shareholders of the Fund are not able to have their Shares repurchased or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described herein. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.
Distributor, Transfer Agent, Administrator and Custodians
Foreside Financial Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101, is the Fund’s Distributor.
U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services, 615 East Michigan Street,
Milwaukee, Wisconsin 53202, is the Fund’s transfer agent (the “Transfer Agent”), administrator and accounting agent. U.S. Bank NA, 1555 N. River Center Drive, Suite 302, Milwaukee, Wisconsin, and Inspira Financial Trust,
LLC (“Inspira”), 2001 Spring Rd #700, Oak Brook, IL 60523, are the Fund’s co-custodians. Inspira also serves as the custodian for assets held by the Funds’ Subsidiaries. The Adviser pays fees to the Distributor as compensation for the services it renders. The Fund compensates the Transfer Agent and the custodians for their services. See
“Intermediary and Servicing Arrangements” below.
Special Risk Considerations
An investment in the Fund involves special risk considerations. Investors should consider carefully the risks summarized below, which are described in more detail under “Investment Objective, Strategies, Policies and
Risks—Risk Considerations” below.
Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors or clients and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of the investment. The Fund is subject to the principal risks described below, whether through the Fund’s direct investments, investments by its Subsidiaries or derivatives positions.

Default Risk.
The value of the Fund’s investments in whole loans and other alternative lending-related securities, such as shares, certificates, notes or other securities representing an interest in and the right to receive principal and interest payments due on whole loans or fractions of whole loans, is dependent on the borrowers’ continued and timely payments. The Fund receives payments on such investments only if the party servicing the loans receives the borrowers’ payments on the corresponding or underlying loans and passes such payments through to the Fund. If a borrower fails to make interest payments or repay principal when due on a loan in which the Fund has investment exposure, or if the value of such a loan decreases, the value of the Fund’s investments will be adversely affected.
There can be no assurance that payments due on underlying loans will be made.
If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding principal or interest due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated or sourced; the loan may be unsecured or under-collateralized; and/or it may be impracticable to commence a legal proceeding against the defaulting borrower. If the Fund were unable to recover unpaid principal or interest due, this would cause the
Fund’s NAV to decrease. As described further under “—Risk of Unsecured Loans,” the Fund generally will not be able to offset losses on defaulting loans by looking to collateral or obligations of guarantors, insurers or governmental authorities, as many of the loans to which the Fund has exposure are obligations not secured by collateral or (except for certain loans to businesses) backed by any guarantee.
Borrowings obtained through alternative lending platforms may not limit borrowers from incurring additional debt.
If a borrower incurs additional debt obligations after obtaining a loan through an alternative lending platform, the borrower’s creditworthiness may diminish and any additional obligations could cause the borrower to experience financial distress, insolvency or bankruptcy, all of which would impair the borrower’s ability to repay the loan underlying the Fund’s investment. Furthermore, the ability of secured creditors to pursue remedies against the collateral of the borrower may impair the borrower’s ability to repay its unsecured loan or it may impair the platform’s or loan servicer’s ability to collect on the loan upon default. The loans in which the Fund invests generally do not include any cross-default provisions. Cross-default provisions render a default on one outstanding debt obligation an automatic default on another debt obligation of the borrower, which permits creditors to react more quickly to take steps to protect their interests. In contrast, the loans in which the Fund invests typically will be placed in default or referred to collection only if there are independent defaults on such loans, irrespective of whether the borrower has defaulted on a different debt obligation. Not only will the Fund not benefit from such protective provisions, the Fund also generally will not be made aware of any additional debt incurred by a borrower or whether such debt is secured or unsecured.
Default rates on loans may be adversely affected by a number of factors outside the Fund’s control, such as economic downturns or general economic or political conditions, including prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of various currencies, energy or gasoline prices, changes in consumer spending, the number of bankruptcies, insolvencies, disruptions in the credit markets, the borrower’s circumstances, the stigma of bankruptcy, decreases in the value of the underlying collateral of any secured loans and other factors. For example, see “—Risks Relating to Collateral or Guarantees.”
In addition, the COVID-19 pandemic has impacted, and other infectious illness outbreaks may in the future impact, loan repayment and default rates. See “—Epidemic and Pandemic Risk.”
The default history for alternative lending borrowing arrangements is limited. Future defaults may be higher than historical defaults and the timing of defaults may vary significantly from historical observations. As described further under “—Credit/Counterparty Risk,” the credit profile and interest rates available to certain borrowers who seek credit through alternative lending platforms may result in a higher rate of default for alternative lending-related securities as compared with the debt instruments associated with more traditional lending models, such as banks, although pursuant to the Fundamental Investment Restrictions, the Fund may not invest in loans that are of subprime quality at the time of investment. If the impact of defaults on loans to which the Fund has exposure exceeds the profits on non-defaulting loans, the Fund will be unable to achieve its investment objective.
The Fund’s investments in equity securities issued by alternative lending platforms themselves (or their affiliates) or
REITs are also subject to the risk of loss. If a platform or other issuer defaults on its outstanding obligations, the

Fund’s equity interest in such issuer may be diminished or extinguished and the Fund can expect to realize on any such investments only to the extent that the issuer’s creditors are made whole and the issuer still has residual profits that would benefit equity holders.
Loan Modification Risk.
At any time, and particularly during economic downturns or periods of market volatility, the terms of any loan to which the Fund gains exposure, including the interest rate, timing of payments or the overall amount to be repaid, may be modified in the discretion of the loan servicer or by operation of federal, state or local law or regulation in order to provide relief to borrowers experiencing financial hardship. Any such loan modification or forbearance may result in less favorable terms for the Fund and could adversely affect Fund performance by, among other things, postponing the receipt of payments by the Fund or reducing the overall amount to be repaid by the borrower. The servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower, and the Fund will typically have no ability to set the terms of any loan modification or forbearance or to influence the decision of the servicing entity.
Risk of Unsecured Loans.
Many of the Fund’s investments are associated with loans that are unsecured obligations of borrowers. This means that they are not secured by any collateral, not insured by any third party, not backed by any governmental authority in any way and, except in the case of certain loans to businesses, not guaranteed by any third party. When a borrower defaults on an unsecured loan, the holder’s only recourse is generally to accelerate the loan and enter into litigation to recover the outstanding principal and interest. There is no assurance that such litigation would result in full repayment of the loan and the costs of such measures may frequently exceed the outstanding unpaid amount of the borrowing. The Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect on loans. In addition, the Fund’s investments in shares, certificates, notes or other securities representing an interest in a special purpose entity organized by an alternative lending platform and the right to receive principal and interest payments due on whole loans or fractions of whole loans owned by such entity are typically unsecured obligations of the issuer. As a result, the Fund generally may not look to the underlying loans to satisfy delinquent payments on such interests, even though payments on such interests depend entirely on payments by underlying borrowers on their loans.
Risks Relating to Collateral or Guarantees.
Even if a loan to which the Fund is exposed is secured, there can be no assurance that the collateral will, if or when recovered and liquidated, generate sufficient (or any) funds to offset any losses associated with a defaulting loan. In some cases, borrowers of secured loans may be required to provide more collateral (or margin) when the value of the collateral falls below the loan’s margin requirements. In such cases, the platform or loan servicer will issue a margin call requiring the borrower to deposit additional cash or acceptable collateral. If the borrower fails to meet the margin call within the allotted time or, in the case of a secured loan that provides that the loan servicer may liquidate a portion of the collateral on deposit to cover the outstanding principal on the loan if the value of the collateral declines beyond a specified threshold, the platform or loan servicer may close out all or a portion of the borrower’s loan by liquidating all or a portion of the collateral on deposit. If the platform or loan servicer is unable to liquidate the collateral (timely or at all) or is forced to liquidate the collateral at a disadvantageous time or price or if the value of the proceeds from the liquidation of the collateral are less than the amounts owed under the secured loans, the value of the loan will be adversely affected. In purchasing secured loans, the Fund is not limited to any particular form of collateral and platforms may accept forms of collateral such as equity securities, shares of exchange-traded funds or bitcoin that may fluctuate substantially in value due to market conditions, which could adversely affect the value of the collateral, and, in turn, result in losses to the Fund. In addition, loans purchased through platforms that accept a single type of collateral for all loans could experience losses simultaneously. As described further under “ – Platform Risk,” the Fund is also subject to the risk that a platform or loan servicer will fail to sufficiently value collateral, issue margin calls, close out a loan by liquidating all or a portion of a borrower’s collateral or otherwise administer a loan’s margin requirements timely or at all, in which case a loan to which the Fund has exposure may be adversely impacted.
It is possible that the same collateral could secure multiple loans, in which case the liquidation proceeds of the collateral may be insufficient to cover the payments due on all the loans secured by that collateral. There can be no guarantee that the collateral can be liquidated at the value the Fund believes the collateral is worth or at all, and any costs associated with such liquidation could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. As described further under “—Default Risk” and “—Risk of Unsecured Loans,”
the Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect.
To the extent that the loan obligations in which the Fund invests are guaranteed by a third party, there can be no assurance that the guarantor will perform its payment obligations should the underlying borrower default on its payments. As described under “—Default Risk,” the Fund could suffer delays or limitations on its ability to realize the benefits of the collateral to the extent the borrower becomes bankrupt or insolvent. Moreover, the Fund’s security interests may be unperfected for a variety of reasons, including the failure to make a required filing by the servicer and, as a result, the Fund may not have priority over other creditors as it expected.
Borrowing and Leverage Risk.
The Fund and its Subsidiaries have obtained and expect in the future to obtain financing to make investments and/or to fund Share repurchases. The Fund and its Subsidiaries intend to obtain leverage through traditional financing facilities, through reverse repurchase agreements or other similar derivatives transactions or through a mix of the foregoing. Such borrowings are typically secured by investments held by the
Fund or such Subsidiary. The Fund and its Subsidiaries also may obtain leverage through derivative instruments that afford economic leverage or other investments, such as asset-backed securities, that may have embedded leverage. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Fund would otherwise have and may be considered a speculative technique. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund borrows or uses derivatives or other investments that have embedded leverage. Engaging in such transactions may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or to comply with the requirements of Rule 18f-4 under the 1940
Act (“Rule 18f-4”).
Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses associated with the repurchase agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund. The Fund will also be subject to counterparty risk with respect to the purchaser of the securities. If the counterparty to whom the Fund sells securities becomes insolvent, the Fund’s right to purchase or repurchase such securities could be delayed or impaired. Additionally, reverse repurchase agreements entail the same risks as OTC derivatives. These include the risk that the counterparty to the reverse repurchase agreement may not be able to fulfill its obligations, that the parties may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected.
The Fund’s borrowings may be on a secured or unsecured basis, and at fixed or variable rates of interest. Borrowing gives rise to interest expense and may require the Fund to pay other fees. The costs of borrowing will reduce the
Fund’s return. Unless the rate of return, net of applicable Fund expenses, on the Fund’s investments exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s net assets attributable to leverage will generate less income than will be needed to pay the costs of the leverage and the facility fees that the Fund or its
Subsidiaries pay, resulting in a loss to the Fund even if the rate of return on those assets is positive. The Fund’s ability to obtain leverage through borrowings is dependent on its ability to establish and maintain appropriate lines of credit or other borrowing facilities. The Fund’s borrowings may impose financial and operating covenants that restrict the Fund’s business activities, including limitations that could hinder the Fund’s ability to make additional investments and/or to fund Share repurchases. Market conditions may unfavorably impact the Fund’s or its
Subsidiaries’ ability to secure borrowings on favorable or commercially feasible terms.
The Fund’s borrowings are typically secured by investments held by Subsidiaries of the Fund. The Subsidiaries of the Fund that pledge investments to secure the Fund’s borrowings are typically separate bankruptcy-remote entities formed for the purpose of holding specific securities and pledging those securities to secure the Fund’s borrowing.
The assets of any such Subsidiary are not available to other creditors, or to any other Subsidiary or the Fund, except to the extent of permitted distributions made to the Fund.
.

Epidemic and Pandemic Risk.
The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak and other infectious illness outbreaks that may arise in the future may exacerbate other pre-existing political, social and economic risks in certain countries or globally. Such impacts present material uncertainty and risk with respect to the Fund’s investment performance and financial results.

For example, during the height of the COVID-19 pandemic, the share of loans in the Fund’s portfolio that were placed in forbearance or otherwise modified increased substantially, which reduced the
principal and interest
payments received by the Fund each month. Loans placed in forbearance or otherwise modified may default at higher rates than they otherwise would have in the absence of the COVID-19 pandemic, which could adversely affect the Fund’s performance and your investment in the Fund.
Furthermore, as discussed in more detail under
“—Platform Risk,” the Fund relies on alternative lending platforms to, among other things, originate or source alternative lending-related securities and to service loans to which the Fund has exposure.The impact of COVID-19
or any future public health crisis may also heighten the other risks disclosed in this prospectus.
Asset-Backed Securities Risk.
The Fund’s investments in pass-through certificates, securitization vehicles or other special purpose entities that hold alternative lending-related securities (collectively, “asset-backed securities”) may involve risks that differ from or are greater than risks associated with other types of investments. The rate of pre-payments on underlying assets will affect the price and volatility of an asset-backed security, may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase, and may lower its return. The asset-backed securities in which the Fund invests are also subject to risks associated with their structure, with the nature of the underlying assets and with the servicing of those assets; for this reason, many of the other risks described herein are relevant to the asset-backed securities to which the Fund has exposure. There is risk that the underlying debt securities will default and that recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments. For example, the
COVID-19 pandemic has impacted, and other infectious illness outbreaks may in the future impact, loan repayment and default rates. See “—Epidemic and Pandemic Risk.” The risks and returns for investors like the Fund in asset-backed securities depend on the tranche in which the investor holds an interest. Many asset-backed securities in which the Fund invests may be difficult to value and may be deemed illiquid. Asset-backed securities may have the effect of magnifying the Fund’s exposure to changes in the value of the underlying assets and may also result in increased volatility in the Fund’s NAV. This means the Fund may have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned the underlying asset directly. For example, any mishandling of related documentation by a servicer may also affect the rights of the security holders in and to the underlying collateral. The value of an investment in the Fund may be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to asset-backed securities. In addition, when investing in asset-backed securities, the Fund will indirectly bear additional fees and expenses, such as trustee or administrator fees, that it would not bear if it invested directly in the assets underlying the asset-backed securities, which may cause the
Fund’s performance to be lower than if it had invested directly in such underlying assets.
Mortgage-Backed Securities Risk.
The Fund’s investments in securitization vehicles or other special purpose entities that hold mortgages or mortgage-backed securities may involve risks that differ from or are greater than risks associated with other types of investments. The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-backed security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. For example, the COVID-19 pandemic has impacted, and other infectious illness outbreaks may in the future impact, the rate of loan modification, forbearance and other forms of relief that may extend the effective duration of a mortgage-backed security. See “—Epidemic and Pandemic Risk.”
Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related assets, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these securities and potentially causing the Fund to lose money. This is known as extension risk. Mortgage-backed securities can be highly sensitive to rising interest rates, such that even small movements can cause the Fund to lose value. Mortgage-backed securities, and in particular those not backed by a government guarantee, are subject to credit risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because the Fund may have to reinvest that money at the lower prevailing interest rates.
The mortgage-backed securities in which the Fund invests are also subject to risks associated with their structure and the nature of the underlying mortgages and the servicing of those mortgages; for this reason, many of the other risks described herein are relevant to the mortgage-backed securities to which the Fund has exposure. There is risk that the underlying debt securities will default. In the event of default, the holder of a mortgage-backed security may not have a security interest in the underlying collateral, and even if such a security interest exists, the recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments.
During periods of deteriorating economic conditions, such as recessions or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving mortgage loans. The risks and returns for investors like the Fund in mortgage-backed securities depend on the tranche in which the investor holds an interest. Many mortgage-backed securities in which the Fund invests may be difficult to value and may be deemed illiquid. Mortgage-backed securities may have the effect of magnifying the
Fund’s exposure to changes in the value of the underlying mortgages and may also result in increased volatility in the Fund’s NAV. This means the Fund may have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned the underlying mortgages directly. The value of an investment in the Fund may be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to mortgage-backed securities. Any mishandling of related documentation by a servicer may also affect the rights of the security holders in and to the underlying collateral.
Real Property Risk.
The Fund may gain exposure to loans collateralized or secured by, or relating to, real property, or it may invest in equity or debt securities issued by REITs. The value of an investment in REIT securities or of the real property underlying a loan will be subject to the risks generally incident to the ownership of improved and unimproved real estate. Factors affecting real estate values include the supply of real property in particular markets, overbuilding, changes in zoning laws, casualty or condemnation losses, delays in completion of construction, changes in operations costs and property taxes, levels of occupancy, adequacy of rent to cover operating expenses, possible environmental liabilities, regulatory limitations on rent, fluctuations in rental income, increased competition, and other risks related to local and regional market conditions. The value of these investments also may be affected by changes in interest rates, macroeconomic developments, and social and economic trends. For instance, during periods of declining interest rates, mortgagors may elect to prepay, which prepayment may diminish the yield on mortgage-backed securities.
Some borrowers may intend to use resale proceeds to repay their loans. A decline in property values could result in a loan that is greater than the property value, which could increase the likelihood of borrower default.
The payment schedules with respect to many real estate-related loans are based on projected revenues generated by the property over the term of the loan. These projections are based on factors such as expected vacancy rates, expense rates and other projected income and expense figures relating to the property. The actual revenues generated by a property could fall short of projections, due to factors such as lower-than-expected rental revenues, or greater-than-expected vacancy rates or property management expenses. In such cases, a borrower may be unable to repay a loan. To the extent the Fund has exposure to construction or rehabilitation/renovation loans, it may be adversely impacted by, among other things, risks involving the timeliness of the project’s completion, the integrity of appraisal values, whether or not the completed property can be sold for the amount anticipated and the length of the construction and/or sale process.
A borrower’s ability to repay a loan relating to real property or the value of securities issued by a REIT that holds real property might also be adversely affected if toxic environmental contamination were to be discovered to exist on the property. Environmental contamination may give rise to a diminution in value of the underlying property or may lead to liability for clean-up costs or other remedial actions. A platform or third-party servicer could be forced to take on potential additional liabilities and responsibilities in the event of foreclosure. A platform may choose not to foreclose on a contaminated property as the potential liability could exceed the value of the real property or the principal balance of the related loan. The failure to perform the required remedial actions could, in some jurisdictions, give rise to a lien on mortgaged property to ensure the reimbursement of remedial costs, which could decrease the value of the property that serves as collateral.
The state of law is currently unclear as to whether and under what circumstances clean-up costs, or the obligation to take remedial actions, can be imposed on a secured lender (which may, under certain circumstances, include an alternative lending platform or the Fund). If the Fund or a platform does become liable for cleanup costs, it may bring an action for contribution against the current owners or operators, the owners or operators at the time of on-site disposal activity or any other party who contributed to the environmental hazard, but these persons or entities may be bankrupt or otherwise judgment-proof. Furthermore, an action against the borrower may be adversely affected by the limitations on recourse in the loan documents.
REIT Risk.
In general, the value of a REIT’s shares changes in light of factors affecting the real estate industry.
See “—Real Property Risk” above. REITs are also subject to the risk of fluctuations in income from underlying assets, poor performance by the REIT’s manager, the manager’s inability to manage cash flows generated by the
REIT’s assets, adverse local or general economic conditions, possible lack of availability of financing, changes in interest rates, self-liquidation, adverse economic conditions, adverse changes in the tax laws, and, with regard to certain REITs, the risk of failing to qualify for tax-free pass-through of income under the Code and/or to maintain exempt status under the 1940 Act. If a REIT were ineligible for the favorable tax treatment afforded to REITs under the Code, it would be subject to U.S. federal income tax, thus reducing its value. REITs also depend upon specialized management skills, may have limited financial resources and may have limited diversification because they invest in a limited number of properties or mortgages, a narrow geographic area or a single type of property or mortgage. Also, the organizational documents of a REIT may contain provisions that make changes in control of the
REIT difficult and time-consuming. Finally, the equity securities of private REITs are not traded on national securities exchanges, and are therefore generally illiquid.
In addition, different types of REITs have different risk profiles. The value of securities issued by equity REITs, which own properties that are leased to tenants and derive income from the collection of rents, may be affected by changes in the value of the underlying real property, fluctuations in the demand for real estate, defaults by tenants, and decreases in market rates for rent. The value of securities issued by mortgage REITs, which invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments, may be affected by the quality of credit extended, prepayments and defaults by borrowers, and changes in market interest rates, and may be more susceptible to interest rate risk (see “—Interest Rate Risk” below) than equity REITs. Hybrid REITs invest in a combination of real property and real property mortgages, and are subject to the risks associated with both equity REITs and mortgage REITs to varying degrees depending on the relative weights of their investment in each category.
By investing in REITs indirectly through the Fund, an investor will bear not only his or her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of REITs. In addition, REITs depend generally on their ability to generate cash flow to make distributions to investors.
Credit/Counterparty Risk.
The value of a debt security depends on the issuer’s credit quality or ability to pay principal and interest when due. The securities in which the Fund may invest may have varying degrees of credit risk and, subject to the Fundamental Investment Restrictions, which, among other things, prohibit the Fund from investing in loans of subprime quality, the Fund is not restricted by any borrower credit criteria or credit risk limitation. The value of a debt security is likely to fall if an issuer or the guarantor of a security is unable or unwilling (or perceived to be unable or unwilling) to make timely principal and/or interest payments or otherwise to honor its obligations or if the debt security’s rating is downgraded. The obligations of issuers are subject to bankruptcy, insolvency and other laws affecting the rights and remedies of creditors. The value of a debt security can also decline in response to other changes in market, economic, industry, political and regulatory conditions that affect a particular type of debt security or issuer or debt securities generally, such as conditions in the alternative lending market or a decrease in the value of collateral, if any.
Unlike other debt instruments that are rated by nationally recognized statistical rating organizations, the alternative lending-related securities in which the Fund invests are typically unrated or rated only by the platform. The Fund relies on the borrower’s credit information, which is provided by the platforms. However, as described under

“—Default Risk,” such information may be out of date, incomplete or inaccurate and may, therefore, not accurately reflect the borrower’s actual creditworthiness. Although the Fund may not invest in loans of subprime quality, certain borrowers may have had credit difficulties in the past. Platforms may not have an obligation to update borrower information, and, therefore, the Fund may not be aware of any impairment in a borrower’s creditworthiness subsequent to the making of a particular loan.
Not all platforms from which the Fund purchases alternative lending-related securities check borrowers’ credit scores; for those that do, although the Fund conducts diligence on the credit scoring methodology used by such platforms, the Fund typically does not have access to all of the data that platforms utilize to assign credit scores to particular loans purchased by the Fund, and will not independently diligence or confirm the truthfulness of such information or otherwise evaluate the basis for the platform’s credit score of those loans. As a result, the Fund may make investments based on outdated, inaccurate or incomplete information. In addition, the platforms’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors or prove to be ineffective or otherwise flawed. This could adversely affect pricing data and approval processes and could cause loans to be mispriced or misclassified, which could ultimately have a negative impact on the Fund’s performance.
Platform Risk.
As discussed in more detail in “—Default Risk” and “—Risk of Unsecured Loans,” the Fund
receives payments on whole loans or securities representing the right to receive principal and interest payments due on loans only if the platform servicing the loans receives the borrower’s payments on such loans and passes such payments through to the Fund. If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding payments due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated or sourced, the loan may be unsecured or under-collateralized and/or it may be impracticable or undesirable to commence a legal proceeding against the defaulting borrower.
The Fund may have limited knowledge about the underlying loans and is dependent upon the platform for information regarding such underlying loans. Although the Fund conducts diligence on the platforms, the Fund generally does not have the ability to independently verify the information provided by the platforms, other than payment information regarding loans and other alternative lending-related securities owned by the Fund, which the
Fund observes directly as payments are received. Some investors, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments, as described above. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each loan and borrower.
The Fund relies on the borrower’s credit information, which is provided by the platforms. However, as described under “—Default Risk,” such information may be out of date, incomplete or inaccurate and may, therefore, not accurately reflect the borrower’s actual creditworthiness. Platforms may not have an obligation to update borrower information, and, therefore, the Fund may not be aware of any impairment in a borrower’s creditworthiness subsequent to the making of a particular loan. Although the Fund conducts diligence on the credit scoring methodology used by platforms from which the Fund purchases alternative lending-related securities, the Fund typically does not have access to all of the data that platforms utilize to assign credit scores to particular loans purchased by the Fund, and does not independently diligence or confirm the truthfulness of such information or otherwise evaluate the basis for the platform’s credit score of those loans. As a result, the Fund may make investments based on outdated, inaccurate or incomplete information. In addition, the platforms’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors or prove to be ineffective or otherwise flawed. This could adversely affect loan pricing data and approval processes and could cause loans to be mispriced or misclassified, which could ultimately have a negative impact on the Fund’s performance.
In certain circumstances, the Fund may be dependent on a platform or loan servicer to value collateral, issue margin calls, close out a loan by liquidating all or a portion of a borrower’s collateral or otherwise administer a loan’s margin requirements. The Fund is subject to the risk that a platform or loan servicer will fail to sufficiently provide such services, in which case a loan to which the Fund has exposure may be adversely impacted. The Fund is also subject to the risk that a platform or loan servicer incorrectly prices collateral, due to factors such as incomplete data, market instability or human error, which may result in the platform or loan servicer being unable to administer a loan’s margin requirements or in the Fund otherwise being undercollateralized. These risks may be heightened in the case of certain forms of collateral, such as digital assets like bitcoin or equity securities issued by operating companies or by exchange-traded funds.
In addition, the underlying loans, in some cases, may be affected by the success of the platforms through which they are facilitated. Therefore, disruptions in the businesses of such platforms may also negatively impact the value of the Fund’s investments. Disruption in the business of a platform (such as the disruption caused by the COVID-19 pandemic or by the shut-down of certain regional banks in March 2023) could limit or eliminate the ability of the
Fund to invest in loans originated or sourced by that platform. During the height of the COVID-19 crisis, the alternative lending platforms to which the Fund is exposed substantially reduced the number of loans they originated each month. If a decrease in originations (or a similar decrease caused by a future public health or other crisis) resumes, the Fund could face additional competition for access to platforms and alternative lending-related securities, and could be prevented from deploying capital in a timely or efficient manner. This could force the Fund to invest more of its assets in one or more of its other investment strategies, which may result in decreased diversification of the Fund’s investment returns and/or other lower returns than may otherwise be available through investments in alternative lending-related securities. The Fund may also invest in public or private equity securities of alternative lending platforms or enter into other financial transactions, including derivative transactions, to gain exposure to such investments. The performance of equity instruments issued by a platform or derivatives thereon depends on the success of the platform’s business and operations. As described above, the Fund may also invest in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans.
Platforms are for-profit businesses that, as a general matter, generate revenue by collecting fees on funded loans from borrowers and by assessing a loan servicing fee on investors, which may be a fixed annual amount or a percentage of the loan or amounts collected. This business could be disrupted in multiple ways; for example, a platform could file for bankruptcy or a platform might suffer reputational harm from negative publicity about the platform or alternative lending more generally and the loss of investor confidence in the event that a loan facilitated through the platform is not repaid and the investor loses money on its investment. Many platforms and/or their affiliates have incurred operating losses since their inception and may continue to incur net losses in the future, particularly as their businesses grow and they incur additional operating expenses.
The Fund’s investments could be adversely impacted if a platform that services the Fund’s investments becomes unable or unwilling to fulfill its obligations to do so. In order to mitigate this risk, the Fund would seek to rely on a backup servicer provided through the platform or through an unaffiliated backup servicer. To the extent that it is not possible to collect on defaulted loans, or to the extent borrowers prepay loans, a platform that services loans may no longer be able to collect a servicing fee, which would negatively impact its business operations. These or other similar negative events could adversely affect the platforms’ businesses and/or investor participation in a platform’s marketplace and, in turn, the business of the platforms, which creates a risk of loss for the Fund’s investments in securities issued by a platform or derivatives thereon.
Platforms may have a higher risk profile than companies engaged in lines of business with a longer, more established operating history and such investments should be viewed as longer-term investments. Alternative lending is relatively new and alternative lending platforms have relatively limited operating histories. They have met with and will continue to meet with challenges, including navigating evolving regulatory and competitive environments; increasing the number of borrowers and investors utilizing their marketplace; increasing the volume of loans facilitated through their marketplace and transaction fees received for matching borrowers and investors through their marketplace; entering into new markets and introducing new loan products; continuing to revise the marketplace’s proprietary credit decisions and scoring models; continuing to develop, maintain and scale their platforms; effectively maintaining and scaling financial and risk management controls and procedures; maintaining the security of the platform and the confidentiality of the information provided and utilized across the platform; and
attracting, integrating and retaining an appropriate number of qualified employees. A platform may enter into various business transactions, including mergers or acquisitions, that could require significant managerial attention, disrupt business and adversely affect its financial results. Platforms are subject to risk of litigation and any such litigation may be costly to defend and distracting to management. If platforms are not successful in addressing these issues, the platforms’ businesses and their results of operations may be harmed, which may reduce the possible available investments for the Fund or negatively impact the value of the Fund’s investments in platforms or in alternative lending-related securities more generally. Platforms that originate loans secured with non-traditional forms of collateral (e.g., digital assets like bitcoin or equity securities issued by operating companies or by exchange-traded funds) may have a higher risk profile than platforms that originate loans secured with traditional forms of collateral.
Platforms may rely on debt facilities and other forms of borrowing in order to finance many of the borrower loans they facilitate. However, these financing sources may become unavailable after their current maturity dates or the terms may become less favorable to the borrowing platforms. As the volume of loans that a platform facilitates increases, the platform may need to expand its borrowing capacity on its existing debt arrangements or may need to seek new sources of capital. The availability of such financing depends on multiple factors, some of which are outside of the platform’s control. Platforms may also default on or breach their existing debt agreements, which could diminish or eliminate their access to funding at all or on terms acceptable to the platforms. Such events could cause the Fund to incur losses on its investments that are dependent upon the performance of the platforms.
Risk of Securities Issued by Platforms, Their Affiliates or Special Purpose Entities Sponsored by Platforms
or Their Affiliates.
The Fund’s investments in shares, certificates, notes or other securities issued by a platform, its affiliates or a special purpose entity sponsored by a platform or its affiliates that represent the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans may expose the Fund to the credit risk of the issuer. Generally, such securities are unsecured obligations of the issuer; an issuer that becomes subject to bankruptcy proceedings may be unable to make full and timely payments on its obligations to the Fund, even if the payments on the underlying loan or loans continue to be made timely and in full. In addition, when the
Fund owns such fractional loans or other securities, the Fund and its custodian generally do not have a contractual relationship with, or personally identifiable information regarding, individual borrowers, so the Fund will not be able to enforce underlying loans directly against borrowers and may not be able to appoint an alternative servicing agent in the event that a platform or third-party servicer, as applicable, ceases to service the underlying loans.
Therefore, the Fund is more dependent on the platform and loan servicer for servicing than in the case in which the
Fund owns whole loans. Where such interests are secured, the Fund relies on the platform to perfect the Fund’s security interest. In addition, there may be a delay between the time the Fund commits to purchase a security issued by a platform, its affiliate or a special purpose entity sponsored by the platform or its affiliate and the issuance of such security and, during such delay, the funds committed to such an investment will not earn interest on the investment nor will they be available for investment in other alternative lending-related securities, which will reduce the effective rate of return on the investment. The Fund invests primarily in whole loans, and to a lesser extent in securities with exposure to fractional loans or other similar securities.
Equity Securities Risk.
The Fund’s investments in the equity securities of alternative lending platforms or REITs, including common stock, preferred stock, warrants or convertible stock, are subject to equity securities risk. Equity securities risk is the risk that the value of equity securities to which the Fund is exposed will fall due to general market or economic conditions; overall market changes; local, regional or global political, social or economic instability; currency, interest rate and commodity price fluctuations; perceptions regarding the industries in which the issuers participate and the particular circumstances and performance of the issuers. Market risk can affect the
Fund’s NAV per share, which will fluctuate as the values of the Fund’s portfolio securities change.
Servicer Risk.
The Fund’s direct and indirect investments in loans originated or sourced by alternative lending platforms are typically serviced by that platform or a third-party servicer. In the event that the servicer is unable to service the loan, there can be no guarantee that a backup servicer will be able to assume responsibility for servicing the loans in a timely or cost-effective manner; any resulting disruption or delay could jeopardize payments due to the Fund in respect of its investments or increase the costs associated with the Fund’s investments. If the servicer becomes subject to a bankruptcy or similar proceeding, there is some risk that the Fund’s investments could be recharacterized as a secured loan from the Fund to the platform, as described more fully (with respect to the potential bankruptcy of a platform) under “—Regulatory Risk,” which could result in uncertainty, costs and delays from having the Fund’s investment deemed part of the bankruptcy estate of the platform, rather than an asset owned outright by the Fund.

Regulatory Risk.
The loan industry is highly regulated and the alternative lending-related securities in which the
Fund invests are subject to extensive rules and regulations issued by governmental authorities in each of the jurisdictions in which the Fund invests. These authorities also may impose obligations and restrictions on the platforms’ activities or those of other entities involved in the alternative lending process. These rules and regulations, as well as any change thereof, could increase the Fund’s or the platforms’ expenses and/or decrease the value of the Fund’s investments in alternative lending-related securities. As a result of ongoing economic and other developments, changes to federal, state or local law or regulation may negatively affect the Fund’s ability to receive payments of interest and repayments of principal on its investments.
The platforms’ failure to comply with the requirements of applicable law may cause, among other things, the platforms to be required to register with or be licensed by governmental authorities and/or the revocation of requisite licenses, the voiding of loan contracts, practice restrictions, impairment of the enforcement of loans or collection of interest, indemnification liability to contract counterparties, class action lawsuits, administrative enforcement actions and/or civil and criminal liability in the relevant jurisdiction. The evolving nature of the platforms’ respective business models may complicate their ability to determine the applicability of, and to effect compliance with, such requirements. Moreover, legal and regulatory requirements and any interpretations of those requirements are subject to periodic changes. Any such failure to comply with, or change in, applicable law necessitating new significant compliance obligations could have an adverse effect on the platforms’ compliance costs and ability to operate. The platforms could seek to pass through any increase in their costs to their borrowers or investors, such as the Fund, in the form of higher origination or servicing fees.
In connection with the sale and servicing of the whole loans, fractions of whole loans or pools of whole loans, the platforms typically make representations and warranties to investors, such as the Fund, that the loans were originated and are being serviced in accordance with and in compliance with applicable laws (and in some cases specifically with the laws described herein) in all material respects. Despite these representations and warranties, the Fund cannot guarantee that the platforms have been and will continue to be in compliance with all applicable laws. If those representations and warranties were not correct, the platforms could be required to repurchase the loans or indemnify the Fund for losses, but the Fund cannot be certain that the platform would be required and able to repurchase loans or indemnify the Fund for losses in all such cases.
In addition to laws governing the activities of lenders and servicers, a limited number of states require purchasers of certain loans, primarily consumer loans, to be licensed or registered in order to own the loans or, in certain states, to collect a rate of interest above a specified rate. The Fund intends to obtain licenses if and where required in order to pursue its investment strategy. The failure to hold a license that is required may expose the Fund to monetary penalties, impact its ability to enforce loans and collect interest and/or principal, or subject the Fund to other penalties or losses.
Regulators, enforcement agencies and courts are increasingly considering the role of non-bank lenders and platforms that partner with banks. There is no guarantee that laws and regulations applicable to these parties will not change in a manner that adversely affects or restricts the Fund, including the ability of the Fund to acquire loans from the platforms, or otherwise restricts or materially increases the cost to the Fund of pursuing potential investment strategies.
The 2024 U.S.
presidential election resulted in significant changes in leadership among the federal agencies that regulate consumer credit, including the Consumer Financial Protection Bureau, the Federal Trade Commission,
federal banking agencies and the Department of Justice. Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including that nominations for federal agency leadership are pending before the U.S.
Senate, executive orders impacting the operations of federal agencies are being issued (with uncertainty around the scope of their application and timing of their implementation), and reductions of personnel are occurring across federal agencies. There is considerable uncertainty as to the operating status of federal agencies and the future policies that the current U.S.
administration may pursue in areas impacting financial regulation and consumer protection. Many of the current administration’s executive orders are being challenged in court, with initial requests for injunctions being granted, denied, or extended, and the ultimate resolution of the legality of the executive orders is expected to take an extended period of time. Further, in pending litigation challenges to rules, federal agencies have sought to suspend or dismiss the litigation in some cases, and in other cases have not yet taken action. The outlook is similarly uncertain as to pending enforcement cases that have not been abandoned by the CFPB. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing or decreasing enforcement activity.
Increased reporting, registration, and compliance
requirements may divert the attention of personnel and the management team of the Adviser, and may furthermore place the Fund at a competitive disadvantage to the extent that the Adviser or companies in which the Fund invests are required to disclose sensitive business information. The Fund will be required to bear the Fund’s expenses relating to compliance-related matters and regulatory filings, which are likely to be material, including on a cumulative basis over the life of the Fund.
Finally, a number of judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. If a loan held by the Fund were found to have been made or serviced under circumstances that give rise to lender liability, the borrower’s obligation to repay that loan could be reduced or eliminated or the Fund’s recovery on that loan could be otherwise impaired, which would adversely impact the value of that loan.
In limited cases, courts have subordinated the loans of a senior lender to a borrower to claims of other creditors of the borrower when the senior lender or its agents, such as a loan servicer, is found to have engaged in unfair, inequitable or fraudulent conduct with respect to the other creditors. If a loan held by the Fund were subject to such subordination, it would be junior in right of payment to other indebtedness of the borrower, which could adversely impact the value of that loan.
In addition, regulatory changes applicable to the collateral securing certain loans to which the Fund may have exposure, particularly non-traditional forms of collateral (
e.g.
, digital assets like bitcoin), may adversely impact the
value of such collateral or a platform’s or loan servicer’s ability to service such loans.
Privacy and Data Security Laws Risk.
While the Fund has adopted policies and procedures regarding the platforms’ and custodian’s protection and use of non-public personal information, the Fund cannot guarantee the security of that data and cannot guarantee that the platforms or other service providers have been and will continue to comply with the U.S. Federal Gramm-Leach-Bliley Act (“GLBA”), other federal and state or foreign data security and privacy laws and any other related regulatory requirements. Violations of GLBA and other laws could subject the platforms or Fund to litigation and/or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the platforms or the Fund. The Fund may also face regulations related to privacy and data security in the other jurisdictions in which the Fund invests.
Securitization Risk.
The Fund seeks to sell certain whole loans, and may sell other alternative lending-related investments, to special purpose entities, sometimes referred to as securitization vehicles, formed by third parties for the purpose of acquiring alternative lending-related investments and issuing securities. The Fund may increase the volume and frequency of its sales as an active and reliable secondary market continues to develop over time, and a material portion of its performance may be dependent on such sales. If the development of this market were to slow, stop or reverse, it may adversely impact the Fund. In connection with the sale or contribution by the Fund or its
Subsidiaries of certain of its alternative lending-related investments to any such special purpose entity, the Fund or its Subsidiaries may be required to make certain representations about the alternative lending-related investments sold or contributed to such special purpose entity. The Fund or its Subsidiaries also may be required to indemnify such special purpose entity, or to repurchase the alternative lending-related investments to which such representations relate, to the extent that any such representation is found to have been inaccurate on the date that it was made.
Risk of Fraud.
The Fund may be subject to the risk of fraudulent activity associated with the various parties involved in alternative lending, including the platforms, issuers, banks, borrowers and third parties handling borrower and investor information. Prospective borrowers may materially misrepresent any of the information they provide to the platforms, including their credit history, the existence or value of purported collateral, the purpose of the loan, their occupation or their employment status. Platforms may not verify all of the information provided by prospective borrowers. As discussed under “—Credit/Counterparty Risk,” the accuracy of a platform’s evaluation of a borrower’s creditworthiness could be significantly impaired if based on flawed information. Except where a platform is required to repurchase loans or securities or indemnify investors, fraud may adversely affect the Fund’s ability to receive the principal and interest payments that it expects to receive on its investments and, therefore, may negatively impact the Fund’s performance. A platform may have the exclusive right and ability to investigate claims of borrower identity theft, which creates a conflict of interest, as platforms may be obligated to repurchase loans and/or indemnify investors in the case of fraud and may, therefore, have an incentive to deny or fail to investigate properly a claim of fraud. Furthermore, there can be no guarantee that the resources, technologies or fraud prevention measures implemented by a platform will be sufficient to accurately detect and prevent fraud.
The Fund is also subject to the risk of fraudulent activity by a platform or a backup servicer. In the event that a platform or backup servicer engages in fraudulent activity, the pools of loans originated or sourced by the platform or any loans serviced by the platform or backup servicer may be impaired or may not be of the quality that the Fund anticipated, thereby increasing the risk of default in respect of such loans.
Below-Investment-Grade Securities and Unrated Securities Risk.
The Fund may have exposure, without
limitation, to investments that are rated below investment grade or that are unrated but are judged by the Adviser to be of comparable quality. The alternative lending-related securities in which the Fund invests (or, in the case of asset-backed securities or mortgage-backed securities, the loans that back them) typically are not rated by a nationally recognized statistical rating organization. Although the Fund’s Fundamental Investment Restrictions do
not permit the Fund to invest in loans of subprime quality, some unrated securities purchased by the Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. In addition, the Fund may invest in securities that are rated below investment grade.
Below-investment-grade debt securities, which are commonly called “junk bonds,” are rated below BBB- by S&P
Global Ratings or Baa3 by Moody’s Investors Service, Inc., or have comparable ratings by another rating organization. Accordingly, certain of the Fund’s unrated investments could constitute a highly risky and speculative investment, similar to an investment in “junk bonds.”
Below-investment-grade investments may be subject to greater risks than other investments, including greater levels of risk related to changes in interest rates, credit risk (including a greater risk of default) and liquidity risk. There is a greater risk of loss associated with alternative lending-related securities and the ability of a borrower to make principal and/or interest payments is predominantly speculative for below-investment-grade investments or unrated investments judged by the Adviser to have a similar quality. Below-investment-grade investments or unrated investments judged by the Adviser to be of comparable quality may be more susceptible to real or perceived adverse economic and competitive industry or business conditions than higher-grade investments. Yields on below-investment-grade investments will fluctuate and may, therefore, cause the Fund’s value to be more volatile.
Pursuant to the Fundamental Investment Restrictions, the Fund may not invest in loans that are of subprime quality at the time of investment.
Interest Rate Risk.
The values of the Fund’s investments in income-producing alternative lending-related securities
(such as whole loans, other debt instruments, preferred securities and convertible securities) and debt securities issued by REITs change in response to interest rate changes. In general, the value of a debt security is likely to fall as interest rates rise. This risk is generally greater for obligations with longer maturities or for debt securities that do not pay current interest. Debt securities with floating interest rates can be less sensitive to interest rate changes, although, to the extent the Fund’s income is based on short-term interest rates that fluctuate over short periods of time, income received by the Fund may decrease as a result of a decline in interest rates; floating rate loans can also decrease in value if their interest rates do not rise as quickly or as much as market interest rates. Conversely, variable rate instruments generally will not increase in value if interest rates decline. When interest rates increase or for other reasons, debt securities may be repaid more slowly than expected. As a result, the maturity of the debt instrument may be extended, increasing the potential for loss.
Interest rate changes can be sudden and unpredictable, and the Fund may lose money as a result. A wide variety of factors can cause interest rates to fluctuate (e.g., central bank monetary policies, inflation rates, general economic conditions and market developments), and debt securities may be difficult to value during such periods. The Federal

Reserve has recently increased interest rates from historically low levels in light of higher inflation and may continue to do so. Any additional interest rate increases in the future could have an adverse effect on prices for debt securities, overall economic activity, the financial condition of borrowers, the supply of alternative lending-related securities and on the management of the Fund, which could cause the value the Fund to decline.
Prepayment Risk.
In the event of a prepayment of all or a portion of the remaining unpaid principal amount of a loan to which the Fund has investment exposure, the Fund will receive such prepayment but further interest will cease to accrue on the prepaid portion of the loan after the date of the prepayment. If the Fund buys a security at a premium, the premium could be lost in the event of a prepayment. In periods of falling interest rates, the rate of prepayments (and price fluctuation) tends to increase as borrowers are incentivized to pay off debt and refinance at new lower rates. During such periods, the Fund generally will be forced to reinvest the prepayment proceeds at lower rates of return than the Fund expected to earn on the prepaid assets, provided that the Fund is able to identify suitable reinvestment opportunities, which may adversely impact the Fund’s performance.
Illiquidity Risk.
To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund may invest without limitation in illiquid investments. Illiquidity risk is the risk that the investments held by the
Fund may be difficult or impossible to sell at the time that the Fund would like without significantly changing the market value of the investment. Alternative lending-related securities, which typically are contractually non-transferable, are typically not listed on any securities exchange and/or are not registered under the 1933 Act, are illiquid. Although an active, reliable secondary market for alternative lending-related securities generally does not exist, a secondary market for certain alternative lending-related securities is developing. However, there can be no assurance that an active market will develop or that such a market will exist for any particular security.
The Fund’s ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Fund. The Fund may be unable to sell its investments, even under circumstances when the
Adviser believes it would be in the best interests of the Fund to do so. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments. Illiquidity risk also may be greater in times of financial stress. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments.
Valuation Risk.
The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability or human error.
The Fund typically uses a third-party pricing service to value the Fund’s investments in alternative lending-related securities, as market quotations generally are not available. The Fund’s investments may also be fair valued by the
Adviser Valuation Committee according to valuation procedures approved by the Board of Trustees. There is no assurance that the Fund could sell a portfolio asset for the value established for it at any time and it is possible that the Fund would incur a loss because a portfolio asset is sold at a discount to its established value. If assets are mispriced, shareholders could lose money upon sale in connection with a periodic repurchase offer or could pay too much for Shares purchased.
Competition, Ramp-up and Exposure Risks.
The Fund faces competition for access to platforms and alternative lending-related securities, including from other institutional investors; such competitors may have higher risk tolerance, greater financial or other resources and/or other advantages. If the Fund is inhibited from deploying capital in a timely or efficient manner, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than may otherwise be available through investments in alternative lending-related securities.
There can be no assurances as to how long it will take the Fund to invest the net proceeds from additional sales of
Fund Shares, and the longer the period the greater the likelihood that the Fund’s performance will be adversely affected. Pending deployment of any incremental net proceeds from Share sales, the Fund generally invests cash held in cash deposits and cash equivalents. The Fund typically limits the sale of its securities based on the Adviser’s assessment of its ability to invest the proceeds in an effective and timely manner.
If the Fund’s access to platforms is limited, whether due to ramp-up, termination of existing arrangements or failure to secure arrangements with other platforms, its exposure to the risks of the platforms to which the Fund is exposed,

as discussed under “—Platform Risk,” and the risks of increased exposure to a potentially more limited pool of portfolio investments, may increase. Moreover, a platform may be unable to sustain its current lending model or may change its underwriting or credit models, borrower acquisition channels, quality of debt collection procedures and/or servicing models in ways that may make such investments unsuitable for the Fund; such changes may occur after the Fund has already made its investments and, as most of the Fund’s alternative lending-related securities are illiquid, the Fund may not be able to divest itself of the instruments at all or at an advantageous time or price. Even if the Fund is exposed to a varied pool of assets, the Fund’s investment focus on alternative lending-related securities will cause the Fund to be subject to greater overall risk than if the Fund’s exposures were less focused, as it is exposed to events affecting the alternative lending-related industry.
Even if the Fund’s alternative lending-related securities are varied as to borrower type, geographic location, loan purpose or other features, they may nevertheless have some similar characteristics and may, therefore, be subject to many of the same risks and/or regulatory regimes and may respond in a similar manner to particular economic, market, political or other developments.
Geographic Focus Risk.
A geographic focus in a particular region may expose the Fund to an increased risk of loss due to risks associated with that region. Certain regions from time to time will experience weaker economic conditions than others and, consequently, will likely experience higher rates of delinquency and loss than on similar investments across the geographic regions to which the Fund is exposed. In the event that a significant portion of the Fund’s investments relate to loans owed by borrowers resident or operating in certain specific geographic regions, any localized economic conditions, weather events, natural or man-made disasters or other factors affecting those regions in particular could increase delinquency and defaults on the assets to which the Fund is exposed and could negatively impact Fund performance. Further, any focus of the Fund’s investments in one or more regions would have a disproportionate effect on the Fund if governmental authorities in any such region took action against any of the participants in the alternative lending industry doing business in that region.
Non-U.S. Securities Risk.
The Fund may invest in the alternative lending-related securities of non-U.S. issuers.
Such investments may involve risks not ordinarily associated with exposure to alternative lending-related securities of U.S. issuers. The foreign alternative lending industry may be subject to less governmental supervision and regulation than exists in the U.S.; conversely, foreign regulatory regimes applicable to the alternative lending industry may be more complex and more restrictive than those in the U.S., resulting in higher costs associated with such investments, and such regulatory regimes may be subject to interpretation or change without prior notice to investors, such as the Fund. Non-U.S. platforms may not be subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S.
The Fund’s exposure to alternative lending-related securities issued by non-U.S. issuers may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. As described further under “—Currency Risk,” fluctuations in foreign currency exchange rates and exchange controls may adversely affect the market value of the Fund’s investments in alternative lending-related securities of
non-U.S. issuers. The Fund is unlikely to be able to pass through to its shareholders foreign income tax credits in respect of any foreign income taxes it pays.
Government Securities Risk.
The Fund may invest directly or indirectly in securities issued or guaranteed by the
U.S. government (including U.S. Treasury obligations that differ in their interest rates, maturities and times of issuance) or its agencies and instrumentalities (such as the Government National Mortgage Association (Ginnie
Mae), the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation
(Freddie Mac)). U.S. government securities are subject to market risk, risks related to changes in interest rates and credit risk. Securities, such as those issued or guaranteed by Ginnie Mae or the U.S. Treasury, that are backed by the full faith and credit of the United States are guaranteed only as to the timely payment of interest and principal when held to maturity and the market prices for such securities will fluctuate. Notwithstanding that these securities are backed by the full faith and credit of the United States, circumstances could arise that would prevent the payment of interest or principal. This would result in losses to the Fund. Securities issued or guaranteed by
U.S. government related organizations, such as Fannie Mae and Freddie Mac, are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government would provide financial support. Therefore, U.S. government-related organizations may not have the funds to meet their payment obligations in the future. As a result of their high credit quality and market liquidity, U.S. Government securities generally provide a lower current return than obligations of other issuers.
Currency Risk.
The Fund’s Shares are priced in U.S. dollars and the distributions paid by the Fund are paid in
U.S. dollars. However, a portion of the Fund’s assets may be denominated in foreign (non-U.S.) currencies and income received by the Fund from a portion of its investments may be paid in foreign currencies. Currency risk is the risk that fluctuations in exchange rates will adversely affect the market value of the Fund’s investments.
Currency risk includes the risk that the foreign currencies in which the Fund’s investments are traded, in which the
Fund receives income or in which the Fund has taken a position, will decline in value relative to the U.S. dollar.
Currency risk also includes the risk that a currency to which the Fund has obtained exposure through hedging declines in value relative to the currency being hedged, in which event the Fund may realize a loss both on the hedging instrument and on the currency being hedged. Currency exchange rates can fluctuate significantly for many reasons. Derivative transactions in foreign currencies (such as futures, forwards, options and swaps) may involve leverage risk in addition to currency risk. In purchasing or selling local currency to fund trades denominated in that currency, the Fund is exposed to the risk that the value of the foreign currency will increase or decrease, which may impact the value of the Fund’s investments in foreign currencies, securities denominated in foreign currencies, derivatives that provide exposure to foreign currencies and the Fund’s income available for distribution. Some countries have and may continue to adopt internal economic policies that affect their currency valuations in a manner that may be disadvantageous for U.S. investors or U.S. companies seeking to do business in those countries.
Risk of Investments in Other Pooled Investment Vehicles.
Investing in another pooled investment vehicle,
including securitization vehicles that issue asset-backed securities, including mortgage-backed securities, exposes the Fund to all of the risks of that vehicle’s investments. The Fund bears its pro rata share of the expenses of any such vehicle, in addition to its own expenses. The values of other pooled investment vehicles are subject to change as the values of their respective component assets fluctuate. To the extent the Fund invests in managed pooled investment vehicles, the performance of the Fund’s investments in such vehicles will be dependent upon the investment and research abilities of persons other than the Adviser. The securities offered by such vehicles typically are not registered under the securities laws because they are offered in transactions that are exempt from registration.
Market Risk.
The value of the Fund’s investments may decline, sometimes rapidly or unpredictably, due to general economic conditions that are not specifically related to a particular issuer or borrower, such as real or perceived adverse economic or political conditions throughout the world, inflation, changes in interest or currency rates or adverse investor sentiment generally. The value of the Fund’s investments also may decline because of factors that affect a particular industry or industries. These risks may be particularly acute for the Fund, as alternative lending is a new and evolving industry. Additionally, the Fund’s performance may be negatively impacted by current market factors such as military conflicts abroad, global supply chain issues and inflation.
Volatility Risk.
The market value of the alternative lending-related securities to which the Fund has exposure may increase or decrease, sometimes rapidly and unpredictably, based upon changes in an issuer’s financial condition and/or overall market and economic conditions. Because many of the Fund’s investments may be illiquid and/or below investment grade (or unrated, but of a similar quality), the Fund may be subject to increased volatility risk. In addition, the Fund’s use of leverage increases the volatility of the Fund’s value.
Management and Operational Risk.
The Fund is subject to management risk because it relies on the Adviser’s ability to achieve its investment objective. The Fund runs the risk that the Adviser’s investment techniques will fail to produce desired results and cause the Fund to incur significant losses. The Adviser may select investments that do not perform as anticipated by the Adviser, may choose to hedge or not to hedge positions at disadvantageous times and may fail to use derivatives effectively.
Any imperfections, errors, or limitations in quantitative analyses and models used by the Adviser as part of its investment process could affect the Fund’s performance.
The Fund is also subject to the risk of loss as a result of other services provided by the Adviser and other service providers, including pricing, administrative, accounting, tax, legal, custody, transfer agency and other services.

Operational risk includes the possibility of loss caused by inadequate procedures and controls, human error and cyber attacks, disruptions and failures affecting, or by, a service provider.
Operational and Technology Risk.
Because the Fund depends on electronic systems maintained by the custodian and the platforms or their affiliates or service providers to maintain records, to evidence ownership of the Fund’s investments and to safeguard the collateral securing certain loans to which the Fund may have exposure, to appropriately safeguard such investments and collateral, to service and administer such investments and to manage collateral, if any, the Fund is vulnerable to the risks associated with such electronic systems, including, among others: power loss, computer systems failures and internet, telecommunications or data network failures; operator negligence or improper operation by, or supervision of, employees; physical and electronic loss of data or security breaches, misappropriation and similar events; computer viruses; cyber attacks, intentional acts of vandalism and similar events; and hurricanes, fires, floods and other natural disasters.
These potential risks may cause a decrease in the amount of loans acquired by the platforms or a loss of value of the loans purchased through the platforms or the collateral with which such loans are secured, which may directly affect the Fund and its ability to achieve its investment objective. The potential for security breaches may also adversely affect the Fund due to its reputational impact on the platforms and wider effect on the alternative lending industry as a whole.
Derivatives Risk.
The Fund may invest in a variety of derivatives, including futures contracts, forward contracts, swaps and other exchange-traded and over-the-counter (“OTC”) derivatives contracts. The use of derivatives involves risks that are in addition to, and potentially greater than, the risks of investing directly in securities and other more traditional assets. Derivatives are financial contracts the value of which depends on, or is derived from, an asset or other underlying reference. Derivatives involve the risk that changes in their value may not move as expected relative to changes in the value of the underlying investment they are designed to track. The Fund may invest in derivatives for investment purposes and for hedging and risk management purposes. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment option, rather than solely to hedge the risk of a position held by the Fund. See the Statement of Additional Information for
additional information of the various types and uses of derivatives in the Fund’s strategies.
OTC derivatives are not traded on exchanges or standardized; rather, banks and dealers act as principals in these markets negotiating each transaction on an individual basis. There have been periods during which certain banks or dealers have refused to quote prices for OTC derivatives contracts or have quoted prices with an unusually wide spread between the price at which they are prepared to buy and the price at which they are prepared to sell. There is no limitation on the daily price movements of OTC derivatives. Principals in the OTC derivatives markets have no obligation to continue to make markets in the OTC derivatives traded.
The Fund may be required to provide more margin for its derivative investments during periods of market disruptions or stress.
Derivatives also present other risks described herein, including market risk, illiquidity risk, currency risk and credit/counterparty risk. OTC derivatives are generally highly illiquid. Many derivatives, in particular OTC derivatives, are complex and their valuation often requires modeling and judgment, which increases the risk of mispricing or improper valuation.
The Fund’s use of OTC derivatives exposes it to the risk that the counterparties will be unable or unwilling to make timely settlement payments or otherwise honor their obligations. If the counterparty defaults, the Fund will still have contractual remedies but may not be able to enforce them. The Fund may invest in derivatives with a limited number of counterparties, and events affecting the creditworthiness of any of those counterparties may have a pronounced effect on the Fund.
The Fund’s use of derivatives may not be effective or have the desired results. Moreover, suitable derivatives will not be available in all circumstances. The Adviser may decide not to use derivatives to hedge or otherwise reduce the Fund’s risk exposures, potentially resulting in losses for the Fund.

Derivatives in which the Fund may invest may have embedded leverage (i.e., a notional value in excess of the assets needed to establish and/or maintain the derivative position). As a result, adverse changes in the value or level of the underlying investment may result in a loss substantially greater than the amount invested in the derivative itself. See “Borrowing and Leverage Risk” above.
Rule 18f-4 under the 1940 Act (“Rule 18f-4”) provides for the regulation of a registered investment company’s use of derivatives and certain related instruments. Funds that use derivatives to a limited extent, such as the Fund, are generally required by Rule 18f-4 to limit their derivatives exposure (excluding derivatives transactions used to hedge certain currency or interest rate risks) to 10% of their net assets and to adopt policies and procedures reasonably designed to manage the fund’s derivatives risk. Rule 18f-4 restricts the Fund’s ability to engage in certain derivatives transactions, which could adversely affect the value or performance of the Fund.
Subsidiary Risk.
By investing through its Subsidiaries, the Fund is exposed to the risks associated with the
Subsidiaries' investments. The investments that may be held by a Subsidiary are generally similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. Subsidiaries are not registered as investment companies under the 1940 Act and are not subject to all of the investor protections of the 1940 Act, although each Subsidiary is managed pursuant to the compliance policies and procedures of the Fund applicable to it. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or such Subsidiary to operate as described in this prospectus and could adversely affect the Fund
Short Sale Risk.
The Fund may incur a loss if the market price of the asset underlying the short sale increases between the date of the short sale and the date on which the Fund must replace the borrowed asset or otherwise close out the transaction and such loss may exceed the initial investment. Under adverse market conditions, the
Fund may have difficulty purchasing an asset to meet its short sale delivery obligations, and may have to sell portfolio assets to raise sufficient capital to fulfill its short sale obligations at a disadvantageous time. Entering into short sales where the Fund does not own the underlying asset creates a form of investment leverage, which can magnify the Fund’s exposure to changes in the value of the asset. Because the Fund may enter into short sales with respect to assets that it does not already own, the loss to the Fund from a short sale is theoretically unlimited, as the potential increase in the market price of the asset is unlimited. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest, or expenses the Fund may be required to pay in connection with a short sale. There can be no assurance that the Fund will be able to close out a short sales position at an advantageous time or price. To the extent that the Fund enters into short sales for hedging purposes, there can be no guarantee that the investment will be effective; any lack of correlation between the assets used in the short position and the exposure the Fund sought to hedge could result in losses.
Small and Mid-Capitalization Investing Risk.
The Fund may gain exposure to the securities of small
capitalization companies, mid-capitalization companies, recently organized companies or other similar commercial enterprises and derivative instruments related to those securities. For example, the Fund may invest in equity or debt securities of companies in or related to the alternative lending industry or may gain exposure to the borrowings of such issuers facilitated through an alternative lending platform. The equity securities of alternative lending platforms or other issuers in this industry that are small capitalization companies are often traded over the counter or on regional exchanges and may not be traded in the volumes typical on a national securities exchange.
Consequently, the Fund or entities in which the Fund obtains exposure may be required to dispose of such securities or remain in a short position over a longer (and potentially less favorable) period of time than is required to dispose of or close out of a short position with respect to the securities of larger, more established companies. Investments in equity or debt instruments issued by small capitalization companies may also be more difficult to value than other types of securities because of the foregoing considerations as well as, if applicable, lower trading volumes.
Investments in companies with limited or no operating histories are more speculative and entail greater risk than do investments in companies with an established operating record.
Tax Risk.
The Fund has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of
Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”) and intends each year to qualify and to be eligible to be treated as such. In order to qualify for such treatment, the Fund must derive at least 90% of its gross income each taxable year from qualifying income, meet certain asset diversification tests at the end of each fiscal quarter, and distribute at least 90% of its investment company taxable income for each taxable year. The
Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in law might affect the
Fund’s ability to qualify for such treatment.
If, in any year, the Fund were to fail to qualify for treatment as a RIC under the Code for any reason, and were not able to cure such failure, the Fund would be treated as a “C corporation” under the Code and, as such, would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as dividends.
Repurchase Offers Risk.
As described under “Periodic Repurchase Offers” below, the Fund is an “interval fund.”
In order to provide liquidity to shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding Shares at NAV, subject to approval of the Board. In all cases such repurchase offers will be for at least 5% and not more than 25%, of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the
1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally are funded from available cash or sales of portfolio securities, which are substantially illiquid.
However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or may force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. In compliance with its procedures, the Fund, to the extent possible, holds at least 5% of net assets in cash or other liquid assets at all times in order to meet its repurchase obligations. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. Although the Fund’s investments are illiquid and the secondary market for its investments is limited, the Fund believes that it would be able to find willing buyers for investments if such sales were ever necessary to supplement such cash generated by payments received in connection with the Fund’s investments. Because the
Fund employs investment leverage, repurchases of Shares compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the
Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders.
Portfolio Turnover.
A change in the securities held by the Fund is known as “portfolio turnover.
” A higher
portfolio turnover rate may indicate higher transaction costs, which can reduce the Fund’s performance, and may result in higher taxes when Shares are held in a taxable account.
Portfolio turnover will not be a limiting
factor should the Adviser deem it advisable to purchase or sell securities.
Temporary Defensive and Interim Investments.
For temporary defensive purposes in times of adverse or
unstable market, economic or political conditions, the Fund can invest up to 100% of its assets in investments that may be inconsistent with its principal investment strategies. Generally, the Fund would invest in money market instruments or in other short-term U.S. or non-U.S. government securities. The Fund might also hold these types of securities as interim investments pending the investment of proceeds from the sale of its Shares or the sale of its portfolio securities or to meet anticipated repurchases of its Shares. To the extent the Fund invests in these securities, it might not achieve its investment objective.
Anti-Takeover Provisions.
The Fund’s Agreement and Declaration of Trust, together with any amendments thereto, includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status.

FUND EXPENSES
The following table describes the fees and expenses you may pay if you buy and hold Shares of the Fund.

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)
Management Fees	1.50%
Interest Payments on Borrowed Funds (1)	2.73%
Distribution and/or Service Fees (2)	0.12%
Other Expenses
Loan Servicing Fees	1.70%
Other Expenses
Recoupment	0.00%
All Other Expenses	0.58%
Total Other Expenses	2.28%
Total Annual Fund Operating Expenses	6.63%
(Fee Waiver and/or Expense Reimbursement) (3)	0.00%
Total Annual Fund Operating Expenses After (Fee Waiver/Expense Reimbursement)	6.63%

(1)
Reflects interest expenses paid on borrowings and the Fund’s use of leverage in the form of reverse repurchase agreements. “Interest
Payments on Borrowed Funds” are based on actual amounts incurred during the Fund’s prior fiscal year and are annualized.
(2)
Distribution and/or Services Fees include a 0.05% fee paid pursuant to a distribution and servicing plan adopted by the Fund, a 0.05% fee paid pursuant to a services agreement between the Fund and the Adviser and 0.02% of intermediary fees borne by the Fund. See
“Intermediary and Servicing Arrangements.”
(3)
The Fund is responsible for its operating expenses, including its organization expenses, which are expensed as incurred and are subject to the expense limitation agreement described below. Notwithstanding the foregoing, from
April
24
,
2025 through
June
30
, 2026, the Adviser
has contractually agreed to waive its management fee and/or pay or otherwise bear operating and other expenses of the Fund (including offering expenses, but excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest payments on borrowed funds, loan servicing fees, loan collection and administration fees and expenses, interest and commitment fees; short dividend expense; acquired fund fees and expenses; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business (collectively, the “Excluded Expenses”)) solely to the extent necessary to limit the Total Annual Fund Operating Expenses, other than Excluded Expenses, to 2.30% of the average daily net assets of the Fund. The
Adviser shall be entitled to recoup in later periods expenses that the Adviser has paid or otherwise borne (whether through reduction of its management fee or otherwise) to the extent that the expenses for the Fund (including offering expenses, but excluding Excluded Expenses)
after such recoupment do not exceed the lower of (i) the annual expense limitation rate in effect at the time of the actual waiver/reimbursement and (ii) the annual expense limitation rate in effect at the time of the recoupment; provided, that the Adviser shall not be permitted to recoup any such fees or expenses beyond three years from the end of the month in which such fee was reduced or such expense was reimbursed. The expense limitation agreement may only be modified by a majority vote of the trustees who are not “interested persons” of the Fund (as defined by 1940 Act) and the consent of the Adviser.
Example.
The following Example is intended to help you understand the various costs and expenses that you, as a holder of Shares, would bear directly or indirectly. The Example assumes that you invest $1,000 in Shares of the
Fund for the time periods indicated. Because there are no costs to you associated with repurchases of your Shares, your costs would be the same whether you hold your Shares or tender your Shares for repurchase at the end of the time periods indicated. The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s operating expenses (as described above)
remain the
sameand
takes into account the effect of the fee waiver and/or expense reimbursement (if any) during the first year. The Example should not be considered a representation of the Fund’s future expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$ 66	$ 194	$ 318	$ 611

CONSOLIDATED FINANCIAL HIGHLIGHTS
The consolidated financial highlights table set forth below is intended to help you understand the Fund’s recent financial performance. The Fund’s fiscal year ends on February 28 (or February 29 in a leap year). The consolidated financial highlights include the accounts of Stone Ridge Alternative Lending
Risk Premium Fund AU NZ Holdings
LLC, Alternative Lending Holdings Trust, Stone Ridge Alternative Lending Risk Premium Fund US Holdings I
LLC (and its subsidiaries, Alternative Lending Holdings Trust II and Stone Ridge Alternative Lending Risk
Premium Fund US Holdings IV LLC (and its subsidiary, Alternative Lending Holdings Trust VI)), Stone Ridge
Alternative Lending Risk Premium Fund US Holdings II LLC (and its subsidiaries, Alternative Lending Holdings
Trust III, Stone Ridge Alternative Lending Risk Premium Fund UK Holdings I LLC, and Stone Ridge Alternative
Lending Risk Premium Fund UK Holdings II LLC), Stone Ridge Alternative Lending Risk Premium Fund US
Holdings III LLC (and its subsidiary, Alternative Lending Holdings Trust IV), Stone Ridge Alternative Lending
Risk Premium Fund UK Holdings III LLC, Stone Ridge Alternative Lending Risk Premium Fund UK Holdings IV
LLC, PRCP-MDOF (SR), LLC and PFMP-SR II, LLC, each a Subsidiary. Information contained in the table below under the headings “Per Share Data” and “Supplemental Data and Ratios” show the operating performance of the
Fund from the commencement of the Fund’s investment operations on May 23, 2016 through
February
28
,
2025
.
This information has been derived from the Fund’s financial statements, which have been audited by Ernst & Young
LLP, an independent registered public accounting firm, whose report, along with this information and additional
Fund performance and portfolio information, appears in the Fund’s Annual Report for the period ended
February
28
,
2025
.
To request the Fund’s Annual Report
, please call (855) 609-3680.

	Year Ended February 28, 2025	Year Ended February 29, 2024	Year Ended February 28,			Year Ended February 29, 2020	Year Ended February 28,		Period Ended February 28, 2017 (1)
			2023	2022	2021		2019	2018
Per Share Data*:
Net asset value, beginning of period	$ 46.40	$ 48.79	$ 51.23	$ 57.09	$ 51.10	$ 51.15	$ 51.40	$ 51.65	$ 50.00
Income from investment operations:
Net investment income (2)	6.81	7.13	7.41	6.45	5.34	6.28	6.30	5.98	4.31 (3)
Net realized and unrealized gains (losses)	(5.27)	(7.60)	(7.31)	5.97	2.75	(3.82)	(3.91)	(2.75)	0.44 (4)
Total from investment operations	1.54 (5)	(0.47)	0.10 (5)	12.42 (5)	8.09	2.46	2.39	3.23	4.75
Less distributions to shareholders:
Dividends from net investment income	–	–	(2.54)	(7.52)	(2.10)	(2.51)	(2.64)	(3.48)	(2.91)
Dividends from net realized gains	–	–	–	(10.76)	–	–	–	–	(0.19)
Tax return of capital distributions	(1.85)	(1.92)	–	–	–	–	–	–	–
Total distributions	(1.85)	(1.92)	(2.54)	(18.28)	(2.10)	(2.51)	(2.64)	(3.48)	(3.10)
Net asset value, end of period	$ 46.09	$ 46.40	$ 48.79	$ 51.23	$ 57.09	$ 51.10	$ 51.15	$ 51.40	$ 51.65
Total return (6)	3.40%	-0.99%	0.16%	24.15% (7)	16.43% (7)	4.94%	4.77%	6.49%	9.64% (8)(9)(10)
Supplemental Data and Ratios:
Net assets, end of period (000s)	$ 1,748,806	$ 1,894,532	$ 2,177,455	$ 2,309,392	$ 2,291,683	$ 3,022,806	$ 3,662,180	$ 3,166,897	$ 2,002,648
Ratio of expenses to average net assets (before expense reimbursement/recoupment) (11)(15)	6.63%	6.83%	5.05%	4.00%	4.07%	4.95%	4.91%	4.80%	4.55% (12)
Ratio of expenses to average net assets (after expense reimbursement/recoupment) (11)(15)	6.63%	6.83%	5.06%	4.02%	4.04%	5.01%	4.99%	4.81%	4.17% (12)
Ratio of net investment income to average net assets (before expense reimbursement/recoupment) (11)(16)	14.79%	14.99%	14.79%	11.91%	10.49%	12.38%	12.38%	11.67%	9.94% (12)(13)
Ratio of net investment income to average net assets (after expense reimbursement/recoupment) (11)(16)	14.79%	14.99%	14.78%	11.89%	10.52%	12.32%	12.30%	11.66%	10.32% (12)(13)
Portfolio turnover rate	59.36%	53.07%	58.21%	77.89%	23.37%	45.59%	62.26%	101.77%	54.11% (8)
Senior security, end of period (000's)	$ 750,000	$ 675,000	$ 880,000	$ 645,000	$ 650,047	$ 1,130,000	$ 1,390,000	$ 1,170,000	$ 720,000
Asset coverage, per $1,000 of senior security principal amount (14)	$ 3,332	$ 3,807	$ 3,474	$ 4,580	$ 4,525	$ 3,675	$ 3,635	$ 3,707	$ 3,781
Asset coverage ratio of senior security (14)	333%	381%	347%	458%	453%	368%	363%	371%	378%

(1)
The Fund commenced operations on May 23, 2016.
(2)
Net investment income per share has been calculated based on average shares outstanding during the period.

(3)
For the period ended February 28, 2017, $0.14 of the Fund’s net investment income consists of rebate income that is not anticipated to be recurring. Excluding this item, net investment income would have been $0.72.
(4)
Due to timing of sales of capital shares, the net realized and unrealized gains (losses) per share does not correlate with the Fund’s net realized and unrealized gains for the period.
(5)
Includes increase in payments by affiliates of less than $0.01.
(6)
Total return represents the rate that an investor would have earned (or lost) on an investment in the Fund during the year (assuming the reinvestment of all dividends and distributions).
(7)
As a result of equity returns relating to initial public offerings by platforms, the Fund’s performance was unusually strong for the period shown and should not be extrapolated for future periods.
(8)
Not annualized.
(9)
For the period since the Fund’s public launch date on June 1, 2016, the Fund’s total return for the period ended February 28, 2017 was
9.53%.
(10)
As a result of certain economic incentives received from platforms that may not be available in the future, the Fund’s performance was unusually strong for the period shown and should not be extrapolated for future periods.
(11)
Includes borrowing and investment-related expenses not covered by the Fund’s expense limitation agreement.
(12)
Annualized.
(13)
Due to its non-recurring nature, rebate income was not annualized in this calculation. In the absence of rebate income, the ratio of net investment income to average net assets before and after expense reimbursement was 8.62% and 9.00%, respectively.
(14)
Represents value of total assets less all liabilities not represented by senior securities at the end of the period divided by senior security principal outstanding at the end of the period.
(15)
Does not include underlying funds’ expenses.
(16)
Does not include underlying funds’ net investment income.
*
Effective August 28, 2020, the Fund completed a 1:5 reverse stock split. Share amounts for all periods through February 28, 2021 have been
adjusted to give effect to the 1:5 reverse stock split.

THE FUND
The Stone Ridge Alternative Lending Risk Premium Fund (the “Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund was organized as a Delaware statutory trust on November 4, 2015, pursuant to a Certificate of Trust. The Fund’s principal office is located at One Vanderbilt Avenue, 65th Floor, New York, New York 10017.
USE OF PROCEEDS
The Fund will invest the proceeds of the offering of shares (“Shares”) in accordance with its investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies approximately one month after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and strategies. Pending investment of the net proceeds, the Fund will invest in high-quality, short-term debt securities, cash and/or cash equivalents.
INVESTMENT OBJECTIVE, STRATEGIES, POLICIES AND RISKS
When used in this prospectus, the term “invest” includes both direct investing and indirect investing and the term
“investments” includes both direct investments and indirect investments. For example, the Fund invests indirectly by investing in derivatives or through its wholly-owned and controlled subsidiaries (each, a “Subsidiary”). The
Fund may be exposed to the different types of investments described below through its investments in its
Subsidiaries. The allocation of the Fund’s portfolio in a Subsidiary will vary over time and might not always include all of the different types of investments described herein.
Investment Objective
The Fund’s investment objective is to achieve total return and current income. There can be no assurance that the
Fund will achieve its investment objective.
Principal Investment Policies
Stone Ridge believes that investing should involve a long-term view and a systematic focus on sources of expected return, not on security selection or market timing. In managing the Fund, the Adviser focuses primarily on one source of expected returns: the “credit risk premium” in certain loans and other investments described below. The
“credit risk premium” is positive if interest and other payments paid in connection with a pool of such investments
(including amounts paid to the Fund in connection with the sale of such investments), minus the principal losses actually experienced across that pool, exceed the risk-free rate, on average and over time. The “risk-free rate” is the rate of return that can be earned on high-quality, short-term government debt securities. There can be no assurance that the credit risk premium will be positive for the Fund’s investments at any time or on average and over time. For example, a consumer or small business borrower typically pays a premium (interest) to a lender in exchange for use of the lender’s capital (the amount of the borrowing) for a pre-determined amount of time. On average and over time, if payments of interest and repayments of principal on such borrowings are greater than losses incurred from defaults, the excess positive return above the risk-free rate represents the credit risk premium. By investing in these loans and other investments, the Fund is accepting the risk that some borrowers will not repay their loans, in exchange for the expected returns associated with the receipt of interest payments and repayment of principal by those that do. The Fund seeks to benefit over the long term from the difference between the amount of interest and principal received and losses experienced.
The Adviser does not purchase or sell investments for the Fund’s portfolio based on an analysis of specific borrowers’ abilities to repay their loans or other criteria specific to individual investments. Instead, the Adviser seeks to identify alternative lending platforms that originate or source pools of loans and other securities on an ongoing basis that can be purchased by the Fund and serve as part of a portfolio that provides the Fund with broad exposure to the risk and return characteristics (and potential credit risk premium) of loans from a variety of geographic regions and representing a variety of different borrower types for a variety of purposes, including:
●
individual consumers consolidating existing debt or funding large purchases;

●
small or medium-sized businesses funding working capital such as property, plant, equipment, expansion, receivables or inventory;
●
students financing education or refinancing existing student loans; and
●
individuals or businesses financing investments in real estate.
The Fund pursues its investment objective primarily by buying and selling alternative lending-related securities, directly or through its wholly-owned and controlled subsidiaries (each, a “Subsidiary”) formed by the Fund.
The
Fund and its Subsidiaries intend to obtain financing to make investments and/or to fund Share repurchases through traditional financing facilities, through reverse repurchase agreements or other similar derivatives transactions or through a mix of the foregoing.
As described in more detail below, an “alternative lending platform” is a lending marketplace or lender or other intermediary that is not a traditional lender. The Adviser, as part of its portfolio construction process, performs diligence on the platforms from which the Fund purchases alternative lending-related securities in order to evaluate both the process by which each platform extends or sources loans and provides related services and the characteristics of the overall portfolio of loans made available through that platform. The Adviser’s diligence process includes on-site in-person meetings, supplemented by telephonic meetings, with the senior management and with the credit underwriting, operations, technology, legal and compliance teams of the platform; evaluation of the platform’s credit underwriting policies, procedures and models; evaluation of the platform’s collections, operations, technology, legal and compliance personnel, infrastructure, and procedures; and analysis of a “loan tape” that includes loan underwriting data and actual payment experience for all individual loans made or sourced by the platform since inception that are comparable to the loans proposed to be purchased by the Fund. The Fund generally purchases a portfolio of loans from a particular platform that meet certain criteria (such as maturities and durations, borrower and loan types, borrower credit quality and geographic locations of borrower) and that provide broad exposure to the loan originations or sourcing of that particular platform. When investing in whole loans, the Fund invests solely in loans originated by platforms that provide the Fund with a written commitment to deliver or cause to be delivered individual loan-level data on an ongoing basis throughout the life of each individual loan that is updated periodically as often as the NAV is calculated to reflect new information regarding the borrower or loan, and the Fund does not invest in loans sold on platforms for which the Fund cannot evaluate to its satisfaction the completeness and accuracy of the individual loan data relevant to the existence and valuation of the loans purchased that is provided by the platform and used by the Fund in accounting for loans. Although the Fund conducts diligence on the platforms, the Fund generally does not have the ability to independently verify the information provided by the platforms, other than payment information regarding loans and other alternative lending-related securities owned by the Fund, which the Fund observes directly as payments are received. The Fund generally does not have access to personally identifiable information about the individual borrowers (e.g., names or similar identifying information) prior to purchasing loans or other alternative lending-related securities, although the Fund’s custodian has this information for whole loans owned by the Fund (and the Fund and the Adviser have established procedures with the Fund’s custodian designed to prevent the inadvertent communication of personally identifiable borrower information by the Fund’s custodian to the Fund or the Adviser). The Fund monitors the characteristics of the alternative lending-related securities purchased from particular platforms on an ongoing basis. In this way, the
Adviser seeks to construct a portfolio that provides broad, representative investment exposure across the alternative lending asset class.
In addition to originating or sourcing loans, some alternative lending platforms also sponsor special purpose entities, sometimes referred to as securitization vehicles, for the purpose of acquiring loans originated or sourced by such platform and issuing securities the payments on which are funded by payments received on such securitization vehicles’ underlying investments. The Fund seeks to sell certain of the whole loans it acquires by pooling them and selling them to such securitization vehicles, whether sponsored by the platforms themselves or by third parties, in cases where the Fund determines that such sales are on terms favorable to the Fund. The Fund expects that many or most alternative lending platforms will eventually begin to sponsor such securitization vehicles, and the volume and frequency of the Fund’s sales of pools of loans to securitization vehicles may increase as a more active and reliable secondary market develops over time.
Alternative lending-related securities typically provide the Fund with exposure to loans originated or sourced by alternative lending platforms. The Fund invests primarily in whole loans, but also may invest, to a lesser extent, in other types of alternative lending-related securities, which include:

●
shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans (including “member-dependent payment notes” issued by some public U.S. platforms, which we refer to as “fractional loans” herein);
●
direct participations in whole loans originated by alternative lending platforms (which we refer to as “loan participations”), which are typically issued by the originator, a bank or other financial institution;
●
securities issued by special purpose entities that hold either of the foregoing types of alternative lending-related securities (“asset-backed securities”), including pass through certificates and securities issued by special purpose entities that hold mortgages (“mortgage-backed securities”);
●
equity or debt securities (publicly or privately offered), including warrants, of alternative lending platforms or companies that own or operate alternative lending platforms; and
●
derivative instruments (which may include options, swaps or other derivatives) that provide exposure to any of the investments the Fund may make directly.
Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, directly or indirectly in alternative lending-related securities. As a matter of fundamental policy, the Fund concentrates its investments in the alternative lending industry and has adopted a policy to invest, directly or indirectly, at least 25% of its total assets in the alternative lending industry. The notional value of any derivatives and other synthetic instruments that provide investment exposure to, or exposure to one or more of the market risk factors associated with, the investment focus that the Fund’s name suggests will count towards compliance with the Fund’s 80% test.
The Fund has adopted the following investment restrictions as fundamental policies that can only be changed with the approval of the holders of a majority of the Fund’s outstanding voting securities (the “Fundamental Investment
Restrictions”):
●
The Fund may not invest in loans that are of subprime quality at the time of investment.
●
The Fund may not purchase loans or other alternative lending-related securities from platforms whose business consists primarily of originating loans of subprime quality.
●
The Fund may not purchase loans or other alternative lending-related securities originated in emerging markets.
●
The Fund may not purchase loans or other alternative lending-related securities from platforms whose financial statements are not audited by a nationally recognized accounting firm.
In accordance with the Fund’s Fundamental Investment Restrictions, the Adviser will determine whether loans offered to the Fund are of subprime quality at the time
of
investment pursuant to guidelines approved by the Board
from time to time. These guidelines currently provide that in order to be eligible for purchase by the Fund, the
Adviser must determine that loans have a likelihood of repayment that is greater than that of “subprime” consumer loans. “Subprime” does not have a specific legal or market definition, but is understood in the credit marketplace to signify that a loan has a material likelihood that it will not be repaid. The Adviser will make the determination that loans purchased by the Fund are not of subprime quality based on the Adviser’s due diligence of the credit underwriting policies of the originating or sourcing platform, which look to a number of borrower-specific factors to determine a borrower’s ability to repay a particular loan, including employment status, income, assets, education and credit bureau data where available. Credit bureau data is only one factor considered in determining the credit quality of a borrower and a loan. However, when credit score data is available from a platform with respect to a borrower, the Adviser’s guidelines do not allow the Adviser to cause the Fund to purchase any consumer loan to an individual who does not have at least one credit score that is, either at the time of origination or the time of purchase, equal to or above a specified minimum.
Alternative lending,
which is sometimes referred to as fintech lending, online lending or marketplace lending, is a method of financing in which an alternative lending platform facilitates the borrowing and lending of money. In so doing, a platform may either rely on its own deposit capital or may utilize third-party sources of capital, including investors like the Fund, to fund loans. It is considered an alternative to more traditional loan financing done through
a
traditional
bank.
There are several different models of alternative lending but, very generally, a platform typically matches consumers, small or medium-sized businesses or other types of borrowers with investors that are interested in gaining investment exposure to the loans made to such borrowers. Prospective borrowers are usually required to provide or give access to certain financial information to the platform, such as the intended purpose of the loan, income, employment information, credit score, debt-to-income ratio, credit history (including defaults and delinquencies) and home ownership status, and, in the case of small business loans, business financial statements and personal credit information regarding any guarantor, some of which information is made available to prospective lenders. Often, platforms charge fees to borrowers to cover these screening and administrative costs.
Based on this and other relevant supplemental information, the platform usually assigns its own credit rating to the borrower and sets the interest rate for the requested borrowing. Some platforms follow the peer-to-peer model, posting the borrowing requests online and investors may choose among the loans, based on the interest rates the loans are expected to yield less any servicing or origination fees charged by the platform or others involved in the lending arrangement, the background data provided on the borrowers and the credit rating assigned by the platform.
Other platforms sell loans directly to large institutional investors, like the Fund. In some cases, a platform partners with a bank to originate a loan to a borrower, after which the bank sells the loan to the platform or directly to the investor; alternatively, some platforms may originate loans themselves.
Other alternative lending platforms are non-traditional intermediaries. Unlike marketplace lenders, non-traditional intermediaries do not themselves (either alone or working with a bank) originate loans. Instead, they intermediate sales of loans originated by more traditional lenders to buyers that utilize alternative sources of capital (i.e., capital other than bank deposits).
When investing in loans originated or sourced using any of these models of alternative lending, some investors, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments, as described above. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the
Fund about each loan and borrower.
Platforms may set minimum eligibility standards for borrowers to participate in alternative lending arrangements and may limit the maximum permitted borrowings. Depending on the purpose and nature of the loan, its term may, for example, be as short as six months or shorter, or as long as thirty years or longer. Set forth below is additional information about some of the Fund’s alternative lending-related investments.
Whole Loans.
The Fund primarily buys and sells whole loans. When the Fund invests in whole loans, it typically purchases all rights, title and interest in the loans pursuant to a loan purchase agreement directly from the platform or its affiliate. The platform or a third-party servicer typically continues to service the loans, collecting payments and distributing them to investors, less any servicing fees assessed against the Fund, and the servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower experiencing financial hardship and acceleration or enforcement of the loans following any default by a borrower. Where a platform or its affiliate acts as the loan servicer, there is typically a backup servicer in place in case that platform or affiliate ceases or fails to perform these servicing functions. The Fund, as an investor in a whole loan, would be entitled to receive payment only from the borrower and/or any guarantor, and would not be able to recover any deficiency from the platform, except under very narrow circumstances, which may include fraud by the borrower in some cases. The whole loans in which the Fund may invest may be secured or unsecured.
Loan Participations.
The Fund invests in participation interests in whole loans, which are typically originated by an alternative lending platform, sometimes in partnership with a bank or other financial institution. When the Fund invests in participation interests, the Fund typically purchases a fractional or full economic interest in the underlying whole loans and the originator retains the legal title to such loans. As with the Fund’s investments in whole loans, the alternative lending platform or a third-party servicer typically continues to service the loans, collecting payments and distributing them to investors in the loan participations, less any servicing fees assessed against the Fund, and the servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower experiencing financial hardship and acceleration or enforcement of the loans following any default by a borrower. The servicing entity may distribute payments of principal and interest from the borrower directly to the Fund as a holder of participation interests. Alternatively, the Fund may receive payments of principal and interest as passed through by the bank
or other financial institution
originating the whole loans and issuing the
participation interests. The participation interests in which the Fund invests may be in whole loans that are secured or unsecured.
Pass-Through Certificates.
The Fund invests in pass-through certificates, which are a form of asset-backed security that is backed by a pool of whole loans originated or sourced by one or more alternative lending platforms and that represents the right of the holder to receive specified distributions in respect of such whole loans; specifically, holders are entitled to receive payments on account of principal and interest payments made by borrowers on the underlying loans, as well as proceeds from the sale or liquidation of any loan underlying the pass-through certificate, net of fees, expenses and other amounts payable to the issuer, trustee, originating platform(s) or other third parties as required. Unlike many other asset-backed securities, pass-through certificates are generally not issued with multiple tranches; instead, all holders of a particular certificate share a pro rata interest in the underlying pool of whole loans and distributions with respect thereto.
Other Asset-Backed Securities.
The Fund invests in, and sells certain of its alternative lending-related investments to, securitization vehicles formed by alternative lending platforms or third parties for the purpose of acquiring alternative lending-related investments and issuing securities the payments on which are funded by payments received on such entities’ underlying investments. Such asset-backed securities, including mortgage-backed securities, may be issued in different tranches of debt and residual equity interests with different rights and preferences. The Fund may hold any tranche of such asset-backed securities. The volume and frequency of the Fund’s sales of pools of loans to securitization vehicles may increase as a more active and reliable secondary market develops over time.
Shares, Certificates, Notes or Other Securities.
The Fund may also invest in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans. The platform or a separate special purpose entity organized by or on behalf of the platform may hold the whole loans underlying such securities on its books and issue to the Fund, as an investor, a share, certificate, note or other security, the payments on which track and depend upon the borrower payments on the underlying loans. As with whole loans, the platforms or third-party servicers typically continue to service the underlying loans on which the performance of such securities is based. Such securities may be linked to any of the types of whole loans in which the Fund may invest directly. Such securities may also track fractions of a whole loan. These securities may be sold through publicly registered offerings or through unregistered private offerings.
Equity Securities.
The Fund may invest in public or private equity securities issued by alternative lending platforms or companies that own or operate alternative lending platforms, including common stock, preferred stock, convertible stock and/or warrants. For example, the Fund may invest in securities issued by a platform, which may provide the platform with the capital it requires to support its business. Equity investments may afford the Fund voting rights as well as the opportunity to receive dividends and/or capital appreciation, although warrants, which are options to purchase equity securities at specific prices valid for a specific period of time, typically have no voting rights, receive no dividends and have no rights with respect to the securities of the issuer unless and until they are exercised for the underlying equity securities. The Fund may also invest in equity securities of both non-U.S. and U.S. small and mid-cap companies. These equity investments may take any of the following forms:
●
Common Stock. Holders of common stock generally have voting rights in the issuer and are entitled to receive common stock dividends when, as and if declared by the corporation’s board of directors.
Common stock normally occupies the most subordinated position in an issuer’s capital structure
●
Preferred Stocks. Preferred stock, unlike common stock, has a stated dividend rate payable from the corporation’s earnings. Preferred stock dividends may be cumulative or non-cumulative, participating, or auction rate. “Cumulative” dividend provisions require all or a portion of prior unpaid dividends to be paid. Preferred stock may be “participating” stock, which means that it may be entitled to a dividend exceeding the stated dividend in certain cases. Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing calls or redemption prior to maturity, which also can have a negative impact on prices when interest rates decline.
●
Rights and Warrants. Warrants are options to purchase equity securities at specific prices valid for a specific period of time. Their values do not necessarily move parallel to the values of the underlying securities. Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.
●
Convertible Securities. Convertible securities are debt securities or preferred stock that may be converted in whole or in part into common stock or other equity securities. Their prices do not necessarily move parallel to the prices of the underlying securities. Convertible securities generally have no voting rights.
The value of a convertible security is a function of its “bond value,” which is the value of the debt or preferred stock component of the security, and its “conversion value,” which is the value of the right to convert the securities into common stock or other equity securities. The bond value will likely increase when interest rates fall and decrease when interest rates rise, and the conversion value will likely increase when the value of the underlying equity security increases and decrease when the value of the underlying equity security decreases. If the bond value is relatively high compared to the conversion value, the security will behave more like a debt security, and if the conversion value is relatively high compared to the bond value, the security will behave more like an equity security.
Other factors can affect a particular equity security’s price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.
Debt Securities.
The Fund may invest in debt securities issued by alternative lending platforms or companies that own or operate alternative lending platforms. The Fund may have exposure to the debt securities of
U.S. or non-U.S. issuers. These debt securities may have fixed or floating interest rates; may or may not be collateralized; and may be below investment grade or unrated but judged by the Adviser to be of comparable quality (debt securities that are below investment grade are commonly called “junk bonds”). The Fund has no limits as to the maturity of debt securities in which it invests. Such investments may be within any maturity range (short, medium or long) depending on the Adviser’s evaluation of investment opportunities available within the debt securities market. Similarly, the Fund has no limits as to the market capitalization range of the issuers.
The Fund may also pursue its investment objective by investing in equity or debt securities issued by REITs or pooled investment vehicles that invest in REITs. REITs are pooled real estate investment vehicles that own, and typically operate, certain qualified real estate and real estate-related assets. If a REIT meets certain requirements, including distributing to shareholders substantially all of its taxable income (other than net capital gains), then it is not generally taxed on the income distributed to shareholders. REITs and pooled investment vehicles that invest in
REITs may be subject to management fees and other expenses, and so the Fund will bear its proportionate share of the costs of the REITs’ and/or vehicles’ operations if it invests in REITs or vehicles subject to such fees and expenses. REITs can be listed and traded on national securities exchanges or can be traded privately between individual owners. An exchange-traded REIT is generally more liquid than a REIT that is not traded on a securities exchange. The Fund may invest in both exchange-traded and privately-traded REITs.
The Fund generally invests in equity REITs, which invest in and own real estate directly, and generally invest a majority of their assets in income-producing properties to generate cash flow from rental income and gradual asset appreciation. The income-producing properties in which equity REITs may invest include land, office, retail, industrial, hotel and apartment buildings, single or multifamily homes, self-storage, specialty and diversified and healthcare facilities. Equity REITs can realize capital gains (or losses) by selling properties that have appreciated
(or depreciated) in value. Equity REITs may also invest in non-income-producing properties or real estate-related assets.
An equity investment in a REIT may afford the Fund voting rights as well as the opportunity to receive dividends and/or capital appreciation. The Fund may invest in warrants issued by REITs, which are options to purchase equity securities at specific prices valid for a specific period of time; such investments typically have no voting rights, receive no dividends and have no rights with respect to the securities of the issuer unless and until they are exercised for the underlying equity securities. Debt securities of REITs may have fixed or floating interest rates;
may or may not be collateralized; and may be below investment grade or unrated but judged by the Adviser to be of comparable quality. The Fund has no limits as to the maturity of debt securities in which it invests. Such investments may be within any maturity range (short, medium or long) depending on the Adviser’s evaluation of investment opportunities available within the debt securities market. Similarly, the Fund has no limits as to the market capitalization range of the issuers.
Additional Information About the Fund’s Principal Investment Strategies
The Fund may gain exposure to loans that are unsecured, secured by a perfected security interest in an enterprise or specific assets of an enterprise or individual borrower or in real estate, and/or supported by a personal guarantee by individuals related to the borrower. The loans to which the Fund gains exposure may pay fixed or variable rates of interest, may have a variety of amortization schedules, and may include borrowings that do not require amortization payments (i.e., are interest-only). The loans to which the Fund gains exposure may have a term ranging from less than one year to thirty years or longer, and in some cases may not require any payments to be made to the Fund until the end of the term. The terms of any loan to which the Fund gains exposure, including the interest rate, timing of payments or the overall amount to be repaid, may be modified in the discretion of the loan servicer or by operation of federal, state or local law or regulation in order to provide relief to borrowers, particularly during economic downturns or periods of market volatility, which could adversely affect Fund performance. The Fund may invest in loans at or shortly following origination or sourcing, or may purchase loans in the secondary market after origination or sourcing. This universe of investments is subject to change under varying market conditions and as alternative lending-related instruments and markets evolve over time.
The Fund may seek to hedge its exposure to foreign exchange or interest rate risks that arise as a result of its investments. The Fund may use forwards, futures, swaps or other exchange-traded or over-the-counter (“OTC”)
derivatives or may purchase or sell physical currency, bonds or other securities or instruments, including short sales on assets the Fund does not own, which may require the Fund to pay a premium to borrow the assets sold short and to pay the lender any dividends or interest received on the assets while borrowed. There can be no guarantee the
Fund’s hedging activities will effectively offset any adverse impact of foreign exchange or interest rates.
In implementing the Fund’s investment strategy, the Adviser has broad discretion to invest in alternative lending-related securities of different types and relating to a variety of borrower types and geographic regions
(including regions inside and outside the U.S.), subject to the Fundamental Investment Restrictions, which prohibit the Fund from investing in loans of subprime quality or loans originated in emerging markets. The Adviser seeks to invest in alternative lending-related securities through platforms that operate in (and that originate or source loans to borrowers located in) the U.S., Europe, Australia and New Zealand, and may in the future seek to gain exposure to other geographic regions, other than emerging markets. Within each region and borrower type, the Adviser has broad discretion to make investments that provide the Fund with a variety of exposures, including to borrower creditworthiness, lines of business and loan purpose. Subject to any restrictions under applicable law (including diversification requirements under U.S. federal income tax law applicable to regulated investment companies), the
Fund is not restricted in its exposure to any particular borrower creditworthiness, line of business, loan purpose, term or form of security or guarantee or any other loan terms or characteristics, except as provided in the
Fundamental Investment Restrictions. With the exception of certain asset diversification tests under the Code, there is no stated limit on the percentage of assets the Fund can invest in a particular investment or the percentage of assets the Fund will allocate to any one investment type, borrower type, loan purpose, geographic region, borrower creditworthiness, term or form of security or guarantee permitted by the Fundamental Investment Restrictions. The
Fund may, at times, focus its investments in instruments meeting one or more of these criteria. Subject to the limitations described above, the Fund may also invest in loans or other investments that are not originated or sourced by alternative lending platforms but that the Adviser believes have investment characteristics similar to alternative lending-related securities in which the Fund invests.
The Fund makes investments through its Subsidiaries. Each Subsid iar
y may invest, for example, in whole loans or
in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans, or any other security or other instrument that the Fund may hold directly. References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure.
The Fund may invest in derivatives that provide exposure to any of the investments the Fund may make directly, including the derivatives described below.
Swaps Generally.
In a swap transaction, two parties generally agree to exchange the returns (or differentials in rates of return) earned or realized on a particular predetermined reference instrument or instruments, which can be adjusted for an interest rate factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount” (i.e., the return on or increase in value of a particular dollar amount invested in a particular security or other asset or in a “basket” of securities). Other types of swap agreements may calculate the obligations of the parties to the agreement on a “net basis.” Consequently, a party’s current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”).
Total Return Swaps.
In a total return swap, one party agrees to pay the other the total return of a defined underlying asset, such as a security or basket of securities, or non-asset reference, such as a securities index, during the specified period in return for periodic payments based on a fixed or variable interest rate or the total return from different underlying assets or references. Total return swaps could result in losses if the underlying asset or reference does not perform as anticipated by the Adviser.
All or substantially all of the securities in which the Fund invests are “restricted” securities, which means that they are only eligible for purchase and sale by certain qualified institutional buyers, as defined in Rule 144A under the
1933 Act, and/or subject to contractual restrictions on transfer. Thus, there is generally a limited secondary market available for many of the securities in which the Fund invests. As described above, the Fund seeks to sell certain of its investments to securitization vehicles, and, to the extent a more active secondary market develops over time, the
Fund expects to selectively purchase or sell certain investments in executing its investment strategy. Otherwise, the
Fund generally holds its investments to maturity.
Borrowing and Leverage.
The Fund
and its Subsidiaries have obtained and expect in the future to obtain financing to make investments and/or to fund Share repurchases
. The Fund and its Subsidiaries
intend to obtain leverage
through traditional financing facilities,
through reverse repurchase agreements or
other similar derivatives
transactions or through a mix of the foregoing
. Such borrowings are typically secured by investments held by the
Fund or such Subsidiary. The Fund
and its Subsidiaries also
may
obtain leverage through derivative instruments
that afford the Fund economic leverage or other investments, such as asset-backed securities, that may have embedded leverage. The Fund is not limited in the form or manner in which it may incur leverage.
The 1940 Act requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act) at the time that it issues senior securities. This means that the value of the Fund’s senior securities representing indebtedness may not exceed one-third of the value of its total assets (including such senior securities), measured at the time the Fund issues the senior securities. The 1940 Act also requires the Fund to provide for a prohibition on the declaration of cash distributions or repurchases of Shares unless any senior securities representing indebtedness have an asset coverage of not less than 300% after giving effect to such distribution or repurchase. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets.
Such temporary borrowings are not subject to the asset coverage requirements discussed above.
Additionally, Rule 18f-4 provides certain limits on a registered investment company’s use of derivatives and certain related instruments to obtain leverage. As required by Rule 18f-4, the Fund’s derivatives exposure (including its use of reverse repurchase agreements, which the Fund has elected to treat as derivatives under Rule 18f-4) is limited through a value-at-risk (“VaR”) test. Very generally, VaR is an estimate of an instrument’s or portfolio’s losses over a given time horizon at a specified confidence level. Under Rule 18f-4, the Fund is required to limit the VaR of the
Fund’s portfolio to less than 200% of the VaR of a “designated reference portfolio,” which is, in general, either an unleveraged index approved by the Fund’s derivatives risk manager or the Fund’s own portfolio of securities or other investments, excluding any derivatives transaction. This limitation is referred to in Rule 18f-4 as the “relative
VaR test.” If the Fund’s derivatives risk manager reasonably determines that there is no designated reference portfolio that would provide an appropriate reference portfolio for the purposes of Rule 18f-4, then instead of the relative VaR test, the Fund will be required to limit the VaR of the Fund’s portfolio to less than 20% of the value of the Fund’s net assets, which is referred to as the “absolute VaR test.” The Fund expects that its use of reverse repurchase agreements and other similar derivatives transactions to obtain leverage, under either the relative VaR test or the absolute VaR test, will enable the Fund to obtain substantially more leverage than would be possible if the Fund obtained leverage only through senior securities subject to the 300% asset coverage requirement.
Leverage can have the effect of magnifying the Fund’s exposure to changes in the value of its assets and may also result in increased volatility in the Fund’s NAV. This means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned its assets on an unleveraged basis. The value of an investment in the Fund will be more volatile and other risks tend to be compounded to the extent that the Fund is exposed to leverage.
Reverse Repurchase Agreements.
The Fund obtains leverage through reverse repurchase agreements. The Fund enters into reverse repurchase agreements with banks and brokers, pursuant to which the Fund sells securities to the banks or brokers and concurrently agrees to repurchase the same securities at a later date at a fixed price. During the reverse repurchase agreement period, the Fund continues to receive principal and interest payments on the securities.
Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses associated with the repurchase agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund. The Fund will also be subject to counterparty risk with respect to the purchaser of the securities.
In connection with reverse repurchase agreements, the Fund will also be subject to counterparty risk with respect to the purchaser of the securities. If the broker/dealer to whom the Fund sells securities becomes insolvent, the Fund’s right may be restricted. For example, if the buyer in a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of proceeds from the sale of its securities may be restricted while the other party or its trustee or receiver determines whether to honor the Fund’s right to repurchase the securities. Furthermore, the Fund may be unable to recover the securities it sold in connection with a reverse repurchase agreement and as a result would realize a loss equal to the difference between the value of the securities and the payment it received for them.
This loss would be greater to the extent the buyer paid less than the value of the securities the Fund sold to it (e.g., a buyer may only be willing to pay $95 for a security with a market value of $100). Additionally, reverse repurchase agreements entail the same risks as OTC derivatives. These include the risk that the counterparty to the reverse repurchase agreement may not be able to fulfill its obligations, that the parties may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected.
Changes to the Fund’s Investment Policies.
The Fund’s investment objective and policies may be changed
without shareholder approval unless an objective or policy is identified in the prospectus or in the Statement of
Additional Information as “fundamental.” The Fund’s policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in alternative lending-related securities may be changed by the Board upon at least 60 days prior written notice to shareholders.
Temporary Defensive Positions.
During unusual market conditions, the Fund may invest up to 100% of its assets in cash or cash equivalents temporarily, which may be inconsistent with its investment objective and other policies.
The Fund might not use all of the strategies and techniques or invest in all of the types of securities described in this prospectus or the Statement of Additional Information. While at times the Fund may use alternative investment strategies in an effort to limit its losses, it may choose not to do so.
Subsidiaries.
The Fund executes its strategy by investing directly or through its Subsidiaries in alternative lending-related securities. The Fund does not currently intend to sell or transfer all or any portion of its ownership interest in a Subsidiary. The Fund reserves the right to establish additional Subsidiaries through which the Fund may execute its strategy.
Portfolio Turnover.
The Fund’s portfolio turnover rate for the fiscal year ended February
28
,
2025 was 59.36
%. A
high turnover rate (100% or more) generally involves greater expenses to the Fund.
R
ISK

CONSIDERATIONS
You should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors or clients and is not designed to be a complete inv estme
nt program. An
investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, you should (i)
consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of the investment.

The Fund is subject to the principal risks described below, whether through the Fund’s direct investments, investments by its Subsidiaries or derivatives positions or other investments. As with any investment company, there is no guarantee that the Fund will achieve its investment objective. You could lose all or part of your investment in the Fund, and the Fund could underperform other investments.
Default Risk.
The value of the Fund’s investments in whole loans and other alternative lending-related securities, such as shares, certificates, notes or other securities representing an interest in and the right to receive principal and interest payments due on whole loans or fractions of whole loans, is dependent on the borrowers’ continued and timely payments. The Fund receives payments on such investments only if the party servicing the loans receives the borrowers’ payments on the corresponding or underlying loans and passes such payments through to the Fund. If a borrower fails to make interest payments or repay principal when due on a loan in which the Fund has investment exposure, or if the value of such a loan decreases, the value of the Fund’s investments will be adversely affected.
There can be no assurance that payments due on underlying loans will be made.
If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding principal or interest due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated or sourced, the loan may be unsecured or under-collateralized and/or it may be impracticable to commence a legal proceeding against the defaulting borrower. If the Fund were unable to recover unpaid principal or interest due, this would cause the
Fund’s NAV to decrease. As described further under “—Risk of Unsecured Loans,” the Fund generally will not be able to offset losses on defaulting loans by looking to collateral or obligations of guarantors, insurers or governmental authorities, as many of the loans to which the Fund has exposure are obligations not secured by collateral or (except for certain loans to businesses) backed by any guarantee. In certain cases, after the loan has matured, the servicing party may have no obligation to make late payments to investors in such loan and, to the extent that the servicing party receives any funds from defaulting borrowers, the servicing party may retain those funds to cover attorneys’ fees, collection fees or other costs incurred in pursuing collection, which will diminish or eliminate the amount that the servicing party would otherwise pass on to the investor.
Borrowings obtained through alternative lending platforms may not limit borrowers from incurring additional debt.
If a borrower incurs additional debt obligations after obtaining a loan, the borrower’s creditworthiness may diminish, and any additional obligations could cause the borrower to experience financial distress, insolvency or bankruptcy, all of which would impair the borrower’s ability to repay the loan underlying the Fund’s investment.
Under certain circumstances, payments to the Fund may be reclaimed in a bankruptcy proceeding if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment, which will result in losses to the Fund. If the additional debt obligation of the borrower is secured by collateral and the loan to which the Fund is exposed is unsecured, the borrower may be motivated to repay the secured loan before meeting its obligations under the unsecured loan.
Furthermore, the ability of secured creditors to pursue remedies against the collateral of the borrower may impair the borrower’s ability to repay its unsecured loan, or it may impair the platform’s or servicer’s ability to collect on the loan upon default. The loans in which the Fund invests generally do not include any cross-default provisions.
Cross-default provisions render a default on one outstanding debt obligation an automatic default on another debt obligation of the borrower, which permits creditors to react more quickly to take steps to protect their interests. In contrast, the loans in which the Fund invests typically will be placed in default or referred to collection only if there are independent defaults on such loans, irrespective of whether the borrower has defaulted on a different debt obligation. Not only will the Fund not benefit from such protective provisions, the Fund also generally will not be made aware of any additional debt incurred by a borrower or whether such debt is secured or unsecured.
Default rates on loans may be adversely affected by a number of factors outside the Fund’s control, such as economic downturns or general economic or political conditions, including prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of various currencies, energy or gasoline prices, changes in consumer spending, the number of bankruptcies, insolvencies, disruptions in the credit markets, the borrower’s circumstances, the stigma of bankruptcy, decreases in the value of the underlying collateral of any secured loans and other factors. For example, see “—Risks Relating to Collateral or
Guarantees.”  In addition, the COVID-19 pandemic has impacted, and other infectious illness outbreaks may in the future impact, loan repayment and default rates. See “—Epidemic and Pandemic Risk.”

The default history for alternative lending borrowing arrangements is limited. Future defaults may be higher than historical defaults and the timing of defaults may vary significantly from historical observations. As described further under “—Credit/Counterparty Risk,” the credit profile and interest rates available to certain borrowers who seek credit through alternative lending platforms may result in a higher rate of default for alternative lending-related securities as compared with the debt instruments associated with more traditional lending models, such as banks, although pursuant to the Fundamental Investment Restrictions, the Fund may not invest in loans that are of subprime quality at the time of investment. If the impact of defaults on loans to which the Fund has exposure exceeds the profits on non-defaulting loans, the Fund will be unable to achieve its investment objective.
The Fund’s investments in equity securities issued by alternative lending platforms themselves (or their affiliates) or
REITs are also subject to the risk of loss. If a platform or other issuer defaults on its outstanding obligations, the
Fund’s equity interest in such issuer may be diminished or extinguished and the Fund can expect to realize on any such investments only to the extent that the issuer’s creditors are made whole and the issuer still has residual profits that would benefit equity holders.
Loan Modification Risk.
At any time, and particularly during economic downturns or periods of market volatility, the terms of any loan to which the Fund gains exposure, including the interest rate, timing of payments or the overall amount to be repaid, may be modified in the discretion of the loan servicer or by operation of federal, state or local law or regulation in order to provide relief to borrowers experiencing financial hardship. Any such loan modification or forbearance may result in less favorable terms for the Fund and could adversely affect Fund performance by, among other things, postponing the receipt of payments by the Fund or reducing the overall amount to be repaid by the borrower. The servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower, and the Fund will typically have no ability to set the terms of any loan modification or forbearance or to influence the decision of the servicing entity.
Risk of Unsecured Loans.
Many of the Fund’s alternative lending are associated with loans that are unsecured obligations of borrowers. This means that they are not secured by any collateral, not insured by any third party, not backed by any governmental authority in any way and, except in the case of certain loans to businesses, not guaranteed by any third party. When a borrower defaults on an unsecured loan, the holder’s only recourse is generally to accelerate the loan and enter into litigation to recover the outstanding principal and interest. There is no assurance that such litigation would result in full repayment of the loan and the costs of such measures may frequently exceed the outstanding unpaid amount of the borrowing. The Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect on loans. The Fund typically does not know the identity of borrowers and contracts with the platforms or third-party loan servicers to service the loans and, therefore, does not expect to (and in many cases will have no way to) pursue borrowers that fail to repay principal or interest. In addition, the Fund’s investments in shares, certificates, notes or other securities representing an interest in a special purpose entity organized by an alternative lending platform and the right to receive principal and interest payments due on whole loans or fractions of whole loans owned by such entity are typically unsecured obligations of the issuer. As a result, the Fund generally may not look to the underlying loans to satisfy delinquent payments on such interests, even though payments on such interests depend entirely on payments by underlying borrowers on their loans.
Risks Relating to Collateral or Guarantees.
Even if a loan to which the Fund is exposed is secured, there can be no assurance that the collateral will, if or when recovered and liquidated, generate sufficient (or any) funds to offset any losses associated with a defaulting loan. In some cases, borrowers of secured loans may be required to provide more collateral (or margin) when the value of the collateral falls below the loan’s margin requirements. In such cases, the platform or loan servicer will issue a margin call requiring the borrower to deposit additional cash or acceptable collateral. If the borrower fails to meet the margin call within the allotted time or, in the case of a secured loan that provides that the loan servicer may liquidate a portion of the collateral on deposit to cover the outstanding principal on the loan if the value of the collateral declines beyond a specified threshold, the platform or loan servicer may close out all or a portion of the borrower’s loan by liquidating all or a portion of the collateral on deposit. If the platform or loan servicer is unable to liquidate the collateral (timely or at all) or is forced to liquidate the collateral at a disadvantageous time or price or if the value of the proceeds from the liquidation
of the collateral
are less than the amounts owed under the secured loans, the value of the loan will be adversely affected. In purchasing secured loans, the Fund is not limited to any particular form of collateral and platforms may accept forms of collateral such as equity securities, shares of exchange-traded funds or bitcoin that may fluctuate substantially in value due to market conditions, which could adversely affect the value of the collateral, and, in turn, result in losses to the Fund. In addition, loans purchased through platforms that accept a single type of collateral for all loans could experience losses simultaneously. As described further under “ – Platform Risk,” the Fund is also subject to the risk that a platform or loan servicer will fail to sufficiently value collateral, issue margin calls, close out a loan by liquidating all or a portion of a borrower’s collateral or otherwise administer a loan’s margin requirements timely or at all, in which case a loan to which the Fund has exposure may be adversely impacted.
It is possible that the same collateral could secure multiple loans, in which case the liquidation proceeds of the collateral may be insufficient to cover the payments due on all the loans secured by that collateral. There can be no guarantee that the collateral can be liquidated at the value the Fund believes the collateral is worth or at all, and any costs associated with such liquidation could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. As described further under “—Default Risk” and “—Risk of Unsecured Loans,”
the Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect.
To the extent that the loan obligations in which the Fund invests are guaranteed by a third party, there can be no assurance that the guarantor will perform its payment obligations should the underlying borrower default on its payments. As described under “—Default Risk,” the Fund could suffer delays or limitations on its ability to realize the benefits of the collateral to the extent the borrower becomes bankrupt or insolvent. Moreover, the Fund’s security interests may be unperfected for a variety of reasons, including the failure to make a required filing by the servicer and, as a result, the Fund may not have priority over other creditors as it expected.
Epidemic and Pandemic Risk.
The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak and other infectious illness outbreaks that may arise in the future may exacerbate other pre-existing political, social and economic risks in certain countries or globally. Such impacts present material uncertainty and risk with respect to the Fund’s investment performance and financial results. The impact of COVID-19 or any future public health crisis may also heighten the other risks disclosed in this prospectus.
For example, during the height of the COVID-19 pandemic, the share of loans in the Fund’s portfolio that were placed in forbearance or otherwise modified increased substantially, which reduced, and may in the future reduce again, the principal and interest payments received by the Fund each month. Loans placed in forbearance or otherwise modified may default at higher rates than they otherwise would have in the absence of the COVID-19 pandemic, which could adversely affect the Fund’s performance and your investment in the Fund. In addition, the alternative lending platforms to which the Fund has exposure substantially reduced the number of loans they originated each month in response to the early waves of the COVID-19 crisis. If this decrease in originations resumes, the Fund could face additional competition for access to platforms and alternative lending-related securities, and could be prevented from deploying capital in a timely or efficient manner. As discussed further under
“Competition, Ramp-up and Exposure Risks” below, this could force the Fund to invest in cash, cash equivalents or other assets that may result in lower returns than may otherwise be available through investments in alternative lending-related securities. Furthermore, as discussed in more detail under “Platform Risk,” the Fund relies on alternative lending platforms to, among other things, originate or source alternative lending-related securities and to service loans to which the Fund has exposure. The disruption to the platforms’ businesses caused by the COVID-19 pandemic or any future public health crisis could limit or eliminate the ability of the Fund to invest in loans originated or sourced by one or more platforms or inhibit a platform’s ability to service loans to which the Fund has exposure, which could have an adverse effect on the Fund and its performance. The impact of COVID-19 or any future public health crisis may also heighten the other risks disclosed in this prospectus.
Asset-Backed Securities Risk.
The Fund’s investments in pass-through certificates, securitization vehicles or other special purpose entities that hold alternative lending-related securities (collectively, “asset-backed securities”) may involve risks that differ from or are greater than risks associated with other types of investments. For example, such asset-backed securities may be more sensitive to changes in prevailing interest rates than other securities. In addition, prepayment on the underlying assets may have the effect of shortening the weighted average maturity of the portfolio assets of such entities and may lower their return. The asset-backed securities in which the Fund invests are also subject to risks associated with their structure and the nature of the underlying assets and the servicing of those assets; for this reason, many of the other risks described herein are relevant to the asset-backed securities to which the Fund has exposure. There is risk that the underlying debt securities will default and that recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments. Payment of interest and repayment of principal on asset-backed securities, as well as the return associated with an equity investment in an asset-backed security, is largely dependent upon the cash flows generated by the underlying loans or other assets backing the securities. For example, the ongoing COVID-19 pandemic has impacted, and other infectious illness outbreaks may in the future impact, loan repayment and default rates. See
“Epidemic and Pandemic Risk.” The risks and returns for investors like the Fund in asset-backed securities depend on the tranche in which the investor holds an interest. The debt tranche(s) are entitled to receive payment before the equity if the cash flow generated by the underlying assets is insufficient to allow the vehicle to make payments on all of the tranches. The debt tranche(s), therefore, may receive higher credit ratings (if rated) and the equity tranche may be considered more speculative. Many asset-backed securities in which the Fund invests may be difficult to value and may be deemed illiquid. Asset-backed securities may have the effect of magnifying the Fund’s exposure to changes in the value of the underlying assets and may also result in increased volatility in the Fund’s NAV. This means the Fund may have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned the underlying asset directly. The value of an investment in the Fund may be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to asset-backed securities. In the event that the market for asset-backed securities experiences high volatility and a lack of liquidity, the value of many asset-backed securities may decline. Any mishandling of related documentation by a servicer may also affect the rights of the security holders in and to the underlying collateral. In addition, when investing in asset-backed securities, the Fund will indirectly bear additional fees and expenses, such as trustee or administrator fees, that it would not bear if it invested directly in the assets underlying the asset-backed securities, which may cause the Fund’s performance to be lower than if it had invested directly in such underlying assets.
Mortgage-Backed Securities Risk.
The Fund’s investments in securitization vehicles or other special purpose entities that hold mortgages or mortgage-backed securities may involve risks that differ from or are greater than risks associated with other types of investments. For example, such mortgage-backed securities may be more sensitive to changes in prevailing interest rates than other securities. The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-backed security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. For example, the ongoing COVID-19 pandemic has impacted, and other infectious illness outbreaks may in the future impact, the rate of loan modification, forbearance and other forms of relief that may extend the effective duration of a mortgage-backed security. See “—Epidemic and Pandemic Risk.”
Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related assets, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these securities and potentially causing the Fund to lose money. This is known as extension risk. Mortgage-backed securities can be highly sensitive to rising interest rates, such that even small movements can cause the Fund to lose value. Mortgage-backed securities, and in particular those not backed by a government guarantee, are subject to credit risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Fund because the Fund may have to reinvest that money at the lower prevailing interest rates.
The mortgage-backed securities in which the Fund invests are also subject to risks associated with their structure and the nature of the underlying mortgages and the servicing of those mortgages; for this reason, many of the other risks described herein are relevant to the mortgage-backed securities to which the Fund has exposure. There is risk that the underlying debt securities will default. In the event of default, the holder of a mortgage-backed security may not have a security interest in the underlying collateral, and even if such a security interest exists, the recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments.
During periods of deteriorating economic conditions, such as recessions or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving mortgage loans. Payment of interest and repayment of principal on mortgage-backed securities, as well as the return associated with an equity investment in a mortgage-backed security, is largely dependent upon the cash flows generated by the underlying mortgages backing the securities. The risks and returns for investors like the Fund in mortgage-backed securities depend on the tranche in which the investor holds an interest. The debt tranche(s) are entitled to receive payment before the equity if the cash flow generated by the underlying mortgages is insufficient to allow the vehicle to make payments on all of the tranches. The debt tranche(s), therefore, may receive higher credit ratings (if rated) and the equity tranche may be considered more speculative. Many mortgage-backed securities in which the Fund invests may be difficult to value and may be deemed illiquid. Mortgage-backed securities may have the effect of magnifying the Fund’s exposure to changes in the value of the underlying mortgages and may also result in increased volatility in the Fund’s NAV. This means the Fund may have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned the underlying mortgages directly. The value of an investment in the Fund may be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to mortgage-backed securities. In the event that the market for mortgage-backed securities experiences high volatility and a lack of liquidity, the value of many mortgage-backed securities may decline. Any mishandling of related documentation by a servicer may also affect the rights of the security holders in and to the underlying collateral.
Real Property Risk.
The Fund may gain exposure to loans collateralized or secured by, or relating to, real property, or it may invest in equity or debt securities issued by REITs. The value of an investment in REIT securities or of the real property underlying a loan will be subject to the risks generally incident to the ownership of improved and unimproved real estate. Factors affecting real estate values include the supply of real property in particular markets, overbuilding, changes in zoning laws, casualty or condemnation losses, delays in completion of construction, changes in operations costs and property taxes, levels of occupancy, adequacy of rent to cover operating expenses, possible environmental liabilities, regulatory limitations on rent, fluctuations in rental income, increased competition, and other risks related to local and regional market conditions. The value of these investments also may be affected by changes in interest rates, macroeconomic developments, and social and economic trends. For instance, during periods of declining interest rates, mortgagors may elect to prepay, which prepayment may diminish the yield on mortgage-backed securities.
Some borrowers may intend to use resale proceeds to repay their loans. A decline in property values could result in a loan that is greater than the property value, which could increase the likelihood of borrower default.
The payment schedules with respect to many real estate-related loans are based on projected revenues generated by the property over the term of the loan. These projections are based on factors such as expected vacancy rates, expense rates and other projected income and expense figures relating to the property. The actual revenues generated by a property could fall short of projections, due to factors such as lower-than-expected rental revenues, or greater-than-expected vacancy rates or property management expenses. In such cases, a borrower may be unable to repay a loan. To the extent the Fund has exposure to construction or rehabilitation/renovation loans, it may be adversely impacted by, among other things, risks involving the timeliness of the project’s completion, the integrity of appraisal values, whether or not the completed property can be sold for the amount anticipated and the length of the construction and/or sale process.
A borrower’s ability to repay a loan relating to real property or the value of securities issued by a REIT that holds real property might also be adversely affected if toxic environmental contamination were to be discovered to exist on the property. Environmental contamination may give rise to a diminution in value of the underlying property or may lead to liability for clean-up costs or other remedial actions. A platform or third-party servicer could be forced to take on potential additional liabilities and responsibilities in the event of foreclosure. A platform may choose not to foreclose on a contaminated property as the potential liability could exceed the value of the real property or the principal balance of the related loan. The failure to perform the required remedial actions could, in some jurisdictions, give rise to a lien on mortgaged property to ensure the reimbursement of remedial costs, which could decrease the value of the property that serves as collateral.
The state of law is currently unclear as to whether and under what circumstances clean-up costs, or the obligation to take remedial actions, can be imposed on a secured lender (which may, under certain circumstances, include an alternative lending platform or the Fund). If the Fund or a platform does become liable for cleanup costs, it may bring an action for contribution against the current owners or operators, the owners or operators at the time of on-site disposal activity or any other party who contributed to the environmental hazard, but these persons or entities may be bankrupt or otherwise judgment-proof. Furthermore, an action against the borrower may be adversely affected by the limitations on recourse in the loan documents.
REIT Risk.
In general, the value of a REIT’s shares changes in light of factors affecting the real estate industry.
See “—Real Property Risk” above. REITs are also subject to the risk of fluctuations in income from underlying assets, poor performance by the REIT’s manager, the manager’s inability to manage cash flows generated by the
REIT’s assets, adverse local or general economic conditions, possible lack of availability of financing, changes in interest rates, self-liquidation, adverse economic conditions, adverse changes in the tax laws, and, with regard to certain REITs, the risk of failing to qualify for tax-free pass-through of income under the Code and/or to maintain exempt status under the 1940 Act. If a REIT were ineligible for the favorable tax treatment afforded to REITs under the Code, it would be subject to U.S. federal income tax, thus reducing its value. REITs also depend upon specialized management skills, may have limited financial resources and may have limited diversification because they invest in a limited number of properties or mortgages, a narrow geographic area or a single type of property or mortgage. Also, the organizational documents of a REIT may contain provisions that make changes in control of the
REIT difficult and time-consuming. Finally, the equity securities of private REITs are not traded on national securities exchanges, and are therefore generally illiquid.
In addition, different types of REITs have different risk profiles. The value of securities issued by equity REITs, which own properties that are leased to tenants and derive income from the collection of rents, may be affected by changes in the value of the underlying real property, fluctuations in the demand for real estate, defaults by tenants, and decreases in market rates for rent. The value of securities issued by mortgage REITs, which invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments, may be affected by the quality of credit extended, prepayments and defaults by borrowers, and changes in market interest rates, and may be more susceptible to interest rate risk (see “—Interest Rate Risk” below) than equity REITs. Hybrid REITs invest in a combination of real property and real property mortgages, and are subject to the risks associated with both equity REITs and mortgage REITs to varying degrees depending on the relative weights of their investment in each category.
By investing in REITs indirectly through the Fund, an investor will bear not only his or her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of REITs. In addition, REITs depend generally on their ability to generate cash flow to make distributions to investors.
Credit/Counterparty Risk.
The value of a debt security depends on the issuer’s credit quality or ability to pay principal and interest when due. The securities in which the Fund may invest may have varying degrees of credit risk and, subject to the Fundamental Investment Restrictions, which, among other things, prohibit the Fund from investing in loans of subprime quality, the Fund is not restricted by any borrower credit criteria or credit risk limitation. The value of a debt security is likely to fall if an issuer or the guarantor of a security is unable or unwilling (or perceived to be unable or unwilling) to make timely principal and/or interest payments or otherwise to honor its obligations or if the debt security’s rating is downgraded. The obligations of issuers are subject to bankruptcy, insolvency and other laws affecting the rights and remedies of creditors. The value of a debt security can also decline in response to other changes in market, economic, industry, political and regulatory conditions that affect a particular type of debt security or issuer or debt securities generally, such as conditions in the alternative lending market or a decrease in the value of collateral, if any. The values of many debt securities may fall in response to a general increase in investor risk aversion or a decline in the confidence of investors generally in the ability of issuers to meet their obligations.
Unlike other debt instruments that are rated by nationally recognized statistical rating organizations, the alternative lending-related securities in which the Fund invests are typically unrated or rated only by the platform. Issuers may evaluate prospective borrowers by looking to a number of factors, including the borrower’s credit history and/or credit score as reported by one or more third-party credit reporting agencies. The Fund relies on the borrower’s credit information, which is provided by the platforms. However, as described under “—Default Risk,” such information may be out of date, incomplete or inaccurate and may, therefore, not accurately reflect the borrower’s actual creditworthiness. Although the Fund may not invest in loans of subprime quality, certain borrowers may have had credit difficulties in the past. Platforms may not have an obligation to update borrower information, and, therefore, the Fund may not be aware of any impairment in a borrower’s creditworthiness subsequent to the making of a particular loan.
Not all platforms from which the Fund purchases alternative lending-related securities check borrowers’ credit scores; for those that do, although the Fund conducts diligence on the credit scoring methodology used by such platforms, the Fund typically does not have access to all of the data that platforms utilize to assign credit scores to particular loans purchased by the Fund, and will not independently diligence or confirm the truthfulness of such information or otherwise evaluate the basis for the platform’s credit score of those loans. As a result, the Fund may make investments based on outdated, inaccurate or incomplete information. In addition, the platforms’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors or prove to be ineffective or otherwise flawed. This could adversely affect pricing data and approval processes and could cause loans to be mispriced or misclassified, which could ultimately have a negative impact on the Fund’s performance.
Platform Risk.
As discussed in more detail in “—Default Risk” and “—Risk of Unsecured Loans,” the Fund
receives payments on whole loans or securities representing the right to receive principal and interest payments due on loans only if the platform servicing the loans receives the borrower’s payments on such loans and passes such payments through to the Fund. If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding payments due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated or sourced, the loan may be unsecured or under-collateralized and/or it may be impracticable or undesirable to commence a legal proceeding against the defaulting borrower.
The Fund may have limited knowledge about the underlying loans and is dependent upon the platform for information regarding such underlying loans. Although the Fund conducts diligence on the platforms, the Fund generally does not have the ability to independently verify the information provided by the platforms, other than payment information regarding loans and other alternative lending-related securities owned by the Fund, which the
Fund observes directly as payments are received. Some investors, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments, as described above. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each loan and borrower.
The Fund relies on the borrower’s credit information, which is provided by the platforms. However, as described under “—Default Risk,” such information may be out of date, incomplete or inaccurate and may, therefore, not accurately reflect the borrower’s actual creditworthiness. Platforms may not have an obligation to update borrower information, and, therefore, the Fund may not be aware of any impairment in a borrower’s creditworthiness subsequent to the making of a particular loan. Although the Fund conducts diligence on the credit scoring methodology used by platforms from which the Fund purchases alternative lending-related securities, the Fund typically does not have access to all of the data that platforms utilize to assign credit scores to particular loans purchased by the Fund, and does not independently diligence or confirm the truthfulness of such information or otherwise evaluate the basis for the platform’s credit score of those loans. As a result, the Fund may make investments based on outdated, inaccurate or incomplete information. In addition, the platforms’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors or prove to be ineffective or otherwise flawed. This could adversely affect loan pricing data and approval processes and could cause loans to be mispriced or misclassified, which could ultimately have a negative impact on the Fund’s performance.
In certain circumstances, the Fund may be dependent on a platform or loan servicer to value collateral, issue margin calls, close out a loan by liquidating all or a portion of a borrower’s collateral or otherwise administer a loan’s margin requirements. The Fund is subject to the risk that a platform or loan servicer will fail to sufficiently provide such services, in which case a loan to which the Fund has exposure may be adversely impacted. The Fund is also subject to the risk that a platform or loan servicer incorrectly prices collateral, due to factors such as incomplete data, market instability or human error, which may result in the platform or loan servicer being unable to administer a loan’s margin requirements or in the Fund otherwise being undercollateralized. These risks may be heightened in the case of certain forms of collateral, such as digital assets like bitcoin or equity securities issued by operating companies or by exchange-traded funds.
In addition, the underlying loans, in some cases, may be affected by the success of the plat
forms through which
they are facilitated. Therefore, disruptions in the businesses of such platforms may also negatively impact the value of the Fund’s investments. Disruption in the business of a platform (such as the disruption caused by the COVID-19 pandemic or by the shut-down of certain regional banks in March 2023) could limit or eliminate the ability of the
Fund to invest in loans originated or sourced by that platform. During the height of the COVID-19 crisis, the alternative lending platforms to which the Fund is exposed substantially reduced the number of loans they originated each month. If a decrease in originations (or a similar decrease caused by a future public health or other crisis) resumes, the Fund could face additional competition for access to platforms and alternative lending-related securities, and could be prevented from deploying capital in a timely or efficient manner. This could force the Fund to invest more of its assets in one or more of its other investment strategies, which may result in decreased diversification of the Fund’s investment returns and/or other lower returns than may otherwise be available through investments in alternative lending-related securities. The Fund may also invest in public or private equity securities of alternative lending platforms or enter into other financial transactions, including derivative transactions, to gain exposure to such investments. The performance of equity instruments issued by a platform or derivatives thereon depends on the success of the platform’s business and operations. As described above, the Fund may also invest in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans.
Platforms are for-profit businesses that, as a general matter, generate revenue by collecting fees on funded loans from borrowers and by assessing a loan servicing fee on investors, which may be a fixed annual amount or a percentage of the loan or amounts collected. This business could be disrupted in multiple ways; for example, a platform could file for bankruptcy or a platform might suffer reputational harm from negative publicity about the platform or alternative lending more generally and the loss of investor confidence in the event that a loan facilitated through the platform is not repaid and the investor loses money on its investment. Many platforms and/or their affiliates have incurred operating losses since their inception and may continue to incur net losses in the future, particularly as their businesses grow and they incur additional operating expenses.
The Fund’s investments could be adversely impacted if a platform that services the Fund’s investments becomes unable or unwilling to fulfill its obligations to do so. In order to mitigate this risk, the Fund would seek to rely on a backup servicer provided through the platform or through an unaffiliated backup servicer. To the extent that it is not possible to collect on defaulted loans, or to the extent borrowers prepay loans, a platform that services loans may no longer be able to collect a servicing fee, which would negatively impact its business operations. These or other similar negative events could adversely affect the platforms’ businesses and/or investor participation in a platform’s marketplace and, in turn, the business of the platforms, which creates a risk of loss for the Fund’s investments in securities issued by a platform or derivatives thereon.
Platforms may have a higher risk profile than companies engaged in lines of business with a longer, more established operating history and such investments should be viewed as longer-term investments. Alternative lending is relatively new and alternative lending platforms have relatively limited operating histories. They have met with and will continue to meet with challenges, including navigating evolving regulatory and competitive environments; increasing the number of borrowers and investors utilizing their marketplace; increasing the volume of loans facilitated through their marketplace and transaction fees received for matching borrowers and investors through their marketplace; entering into new markets and introducing new loan products; continuing to revise the marketplace’s proprietary credit decisions and scoring models; continuing to develop, maintain and scale their platforms; effectively maintaining and scaling financial and risk management controls and procedures; maintaining the security of the platform and the confidentiality of the information provided and utilized across the platform; and
attracting, integrating and retaining an appropriate number of qualified employees. A platform may enter into various business transactions, including mergers or acquisitions, that could require significant managerial attention, disrupt business and adversely affect its financial results. Platforms are subject to risk of litigation and any such litigation may be costly to defend and distracting to management. If platforms are not successful in addressing these issues, the platforms’ businesses and their results of operations may be harmed, which may reduce the possible available investments for the Fund or negatively impact the value of the Fund’s investments in platforms or in alternative lending-related securities more generally. Platforms that originate loans secured with non-traditional forms of collateral (e.g., digital assets like bitcoin or equity securities issued by operating companies or by exchange-traded funds) may have a higher risk profile than platforms that originate loans secured with traditional forms of collateral.
Certain platforms may work with banks in order to originate loans to borrowers and may rely on such banks to satisfy certain legal and/or regulatory requirements. If an originating bank suspended, limited or ceased its operations, if the bank’s relationship with the platform were terminated for any reason or if the bank’s ability or willingness to continue to serve this function on the current or equivalent terms were in any way curtailed, the impacted platform would need to negotiate and implement a substantially similar arrangement with another bank, satisfy any regulatory or licensing requirements with respect to the new bank or seek other solutions. There can be no assurances that the platform in this type of situation would not be forced to curtail or suspend its operations.
Platforms may have limited or no prior experience with transitioning loan originations to a new funding bank and the process may result in delays in the issuance of loans, a platform’s inability to facilitate loans or other unforeseeable consequences. If a platform is unable to enter in an alternative arrangement with a different funding bank, the platform would need to obtain its own license in order to enable it to originate loans, as well as comply with other laws, which would be costly and time-consuming. In the U.S., this would entail, at minimum, obtaining a license in each state in which the platform operates. Platforms operating in other jurisdictions would be subject to the regulatory requirements of those jurisdictions, which may be burdensome and costly. If a platform is unsuccessful in maintaining its relationships with the funding banks, its ability to provide loan products could be materially impaired and its operating results would suffer. The Fund relies on the continued success of the platforms that facilitate the loans in which the Fund invests. If such platforms were impaired in their ability to operate their lending business, the Adviser may be required to seek alternative sources of investments, which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies.
Platforms may rely on debt facilities and other forms of borrowing in order to finance many of the borrower loans they facilitate. However, these financing sources may become unavailable after their current maturity dates or the terms may become less favorable to the borrowing platforms. As the volume of loans that a platform facilitates increases, the platform may need to expand its borrowing capacity on its existing debt arrangements or may need to seek new sources of capital. The availability of such financing depends on multiple factors, some of which are outside of the platform’s control. Platforms may also default on or breach their existing debt agreements, which could diminish or eliminate their access to funding at all or on terms acceptable to the platforms. Such events could cause the Fund to incur losses on its investments that are dependent upon the performance of the platforms.
As discussed under “—Operational and Technology Risk,” platforms are subject to various risks relating to the extensive use of information technology.
As discussed under “—Regulatory Risk,” platforms may also be forced to defend legal action taken by regulators or governmental bodies. Alternative lending is a new industry operating in an evolving legal environment. Platforms may be subject to risk of litigation alleging violations of law and/or regulations, including, for example, consumer protection laws, whether in the U.S. or in non-U.S. jurisdictions. Platforms may be unsuccessful in defending against such lawsuits or other actions and, in addition to the costs incurred in fighting any such actions, platforms may be required to pay money in connection with the judgments, settlements or fines or may be forced to modify the terms of its borrower loans, which could cause the platform to realize a loss or receive a lower return on a loan than originally anticipated. Platforms may also be parties to litigation or other legal action in an attempt to protect or enforce their rights or those of affiliates, including intellectual property rights, and may incur similar costs in connection with any such efforts.
The Fund’s investments in the equity securities of alternative lending platforms, including common stock, preferred stock, warrants or convertible stock, are subject to equity securities risk. Equity securities risk is the risk that the value of equity securities to which the Fund is exposed will fall due to general market or economic conditions;
overall market changes; local, regional or global political, social or economic instability; currency, interest rate and commodity price fluctuations; perceptions regarding the industries in which the issuers participate and the particular circumstances and performance of the issuers. Market conditions may affect certain types of equity securities to a greater extent than other types; for example, equity securities of issuers in new or emerging industries may be more susceptible to market conditions and may experience volatility in returns. Equities to which the Fund may be exposed are structurally subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income and, therefore, will be subject to greater risk than debt instruments of such issuers.
The prices of equities are also sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase. The equity securities of smaller, less seasoned companies, such as platforms or their affiliates, are generally subject to greater price fluctuations, limited liquidity, higher transaction costs and higher investment risk.
Smaller companies may have limited product lines, markets or financial resources, may be dependent on a limited management group and may lack substantial capital reserves or an established performance record. There may be generally less publicly available information about such companies than for larger, more established companies.
The Fund invests in unlisted equity securities, which generally involve a higher degree of valuation and performance uncertainty and greater liquidity risk than investments in listed securities. Such issuers tend to be more susceptible to the actions of competitors and market conditions, including general economic downturns; often operate at a financial loss; are more likely to depend on small numbers of key management persons such that the departure of any such persons could have a material adverse impact on the business and prospects of the company;
and generally have less predictable operating results. Investments that are unlisted at the time of acquisition may remain unlisted and may, therefore, be difficult to value and/or realize. Preferred securities may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. In addition, preferred securities generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities may also be sensitive to changes in interest rates. When interest rates rise, the fixed dividend on preferred securities may be less attractive, causing the price of preferred stocks to decline. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies. Warrants are options to purchase equity securities at specific prices valid for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities. Convertible securities are subject to the risks applicable generally to debt securities, including credit risk. Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk. Because the value of a convertible security can be influenced by both interest rates and the common stock’s market movements, a convertible security generally is not as sensitive to interest rates as a similar debt security, and generally will not vary in value in response to other factors to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities typically would be paid before the company’s common shareholders but after holders of any senior debt obligations of the company.
Risk of Securities Issued by Platforms, Their Affiliates or Special Purpose Entities Sponsored by Platforms
or Their Affiliates.
The Fund’s investments in shares, certificates, notes or other securities issued by a platform, its affiliates or a special purpose entity sponsored by a platform or its affiliates that represent the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans may expose the Fund to the credit risk of the issuer. Generally, such securities are unsecured obligations of the issuer; an issuer that becomes subject to bankruptcy proceedings may be unable to make full and timely payments on its obligations to the Fund, even if the payments on the underlying loan or loans continue to be made timely and in full. In addition, when the
Fund owns such fractional loans or other securities, the Fund and its custodian generally do not have a contractual relationship with, or personally identifiable information regarding, individual borrowers, so the Fund will not be able to enforce underlying loans directly against borrowers and may not be able to appoint an alternative servicing agent in the event that a platform or third-party servicer, as applicable, ceases to service the underlying loans.
Therefore, the Fund is more dependent on the platform and loan servicer for servicing than in the case in which the
Fund owns whole loans. Where such interests are secured, the Fund relies on the platform to perfect the Fund’s security interest. In addition, there may be a delay between the time the Fund commits to purchase a security issued by a platform, its affiliate or a special purpose entity sponsored by the platform or its affiliate and the issuance of such security and, during such delay, the funds committed to such an investment will not earn interest on the investment nor will they be available for investment in other alternative lending-related securities, which will reduce the effective rate of return on the investment. The Fund invests primarily in whole loans, and to a lesser extent in securities with exposure to fractional loans or other similar securities.
Equity Securities Risk.
The Fund’s investments in the equity securities of alternative lending platforms or REITs, including common stock, preferred stock, warrants or convertible stock, are subject to equity securities risk. Equity securities risk is the risk that the value of equity securities to which the Fund is exposed will fall due to general market or economic conditions; overall market changes; local, regional or global political, social or economic instability; currency, interest rate and commodity price fluctuations; perceptions regarding the industries in which the issuers participate and the particular circumstances and performance of the issuers. The prices of equities are also sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase. The equity securities of smaller, less seasoned companies, such as platforms or their affiliates, are generally subject to greater price fluctuations, limited liquidity, higher transaction costs and higher investment risk. The Fund invests in unlisted equity securities, which generally involve a higher degree of valuation and performance uncertainty and greater liquidity risk than investments in listed securities. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. In addition, preferred securities generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities may also be sensitive to changes in interest rates. When interest rates rise, the fixed dividend on preferred securities may be less attractive, causing the price of preferred stocks to decline. Convertible securities are subject to the risks applicable generally to debt securities, including credit risk. Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk. In the event of a liquidation of the issuing company, holders of convertible securities typically would be paid before the company’s common shareholders but after holders of any senior debt obligations of the company.

Servicer Risk.
The Fund’s direct and indirect investments in loans originated or sourced by alternative lending platforms are typically serviced by that platform or a third-party servicer. Loan servicing may entail the assessment and/or collection of payments and fees from borrowers, the allocation and payment of such amounts to investors and the execution of collections processes upon nonpayment of borrower loans, which may include referral of overdue loans to collections personnel or outside collection agencies. Fees charged by a loan servicer reduce the returns on the Fund’s investments.
In the event that the servicer is unable to service the loan, there can be no guarantee that a backup servicer will be able to assume responsibility for servicing the loans in a timely or cost-effective manner; any resulting disruption or delay could jeopardize payments due to the Fund in respect of its investments or increase the costs associated with the Fund’s investments. If the servicer becomes subject to a bankruptcy or similar proceeding, there is some risk that the Fund’s investments could be recharacterized as a secured loan from the Fund to the platform, as described more fully (with respect to the potential bankruptcy of a platform) under “—Regulatory Risk,” which could result in uncertainty, costs and delays from having the Fund’s investment deemed part of the bankruptcy estate of the platform, rather than an asset owned outright by the Fund. Servicers may be subject to other risks described herein, including “—Platform Risk.”
Regulatory Risk.
The loan industry is highly regulated and the alternative lending-related securities in which the
Fund invests are subject to extensive rules and regulations issued by governmental authorities in each of the jurisdictions in which the Fund invests. These authorities also may impose obligations and restrictions on the platforms’ activities or those of other entities involved in the alternative lending process. As a result of ongoing economic and other developments, changes to federal, state or local law or regulation may negatively affect the
Fund’s ability to receive payments of interest and repayments of principal on its investments.
The platforms’ failure to comply with the requirements of applicable law may cause, among other things, the platforms to be required to register with or be licensed by governmental authorities and/or the revocation of requisite licenses, the voiding of loan contracts, practice restrictions, impairment of the enforcement of loans or collection of interest, indemnification liability to contract counterparties, class action lawsuits, administrative enforcement actions and/or civil and criminal liability in the relevant jurisdiction. The evolving nature of the platforms’ respective business models may complicate their ability to determine the applicability of, and to effect compliance with, such requirements. Moreover, legal and regulatory requirements and any interpretations of those requirements are subject to periodic changes. Any such change necessitating new significant compliance obligations could have an adverse effect on the platforms’ compliance costs and ability to operate. The platforms could seek to pass through any increase in their costs to their borrowers or investors, such as the Fund, in the form of higher origination or servicing fees.
In connection with the sale and servicing of the whole loans, fractions of whole loans or pools of whole loans, the platforms typically make representations and warranties to investors, such as the Fund, that the loans were originated and are being serviced in accordance with and in compliance with applicable laws (and in some cases specifically with the laws described herein) in all material respects. Despite these representations and warranties, the Fund cannot guarantee that the platforms have been and will continue to be in compliance with all applicable laws. If those representations and warranties were not correct, the platforms could be required to repurchase the loans or indemnify the Fund for losses, but the Fund cannot be certain that the platform would be required and able to repurchase loans or indemnify the Fund for losses in all such cases.
In addition, regulators, enforcement agencies and courts are increasingly considering the role of non-bank lenders and secondary market loan purchasers. There is no guarantee that laws and regulations applicable to non-bank lenders will not change in a manner that adversely affects or restricts the Fund, including the ability of the Fund to acquire loans from platforms, or otherwise restricts or materially increases the cost to the Fund of pursuing potential investment strategies.
Finally, increased reporting, registration, and compliance requirements may divert the attention of personnel and the management team of the Adviser, and may furthermore place the Fund at a competitive disadvantage to the extent that the Adviser or companies in which the Fund invests are required to disclose sensitive business information. The
Fund will be required to bear the Fund’s expenses relating to compliance-related matters and regulatory filings, which are likely to be material, including on a cumulative basis over the life of the Fund.
The information below provides additional detail on some of the laws, rules and regulations relevant to the Fund’s investments.

Regulatory Regime in the United States. The platforms may be subject to laws including the following in the
United States:
●
federal and state laws and regulations related to disclosures to and consents from borrowers and prospective borrowers and loan terms, credit discrimination, credit reporting, debt servicing and collection and unfair, deceptive, abusive or unconscionable business practices;
●
state consumer loan, small loan,
commercial
loan
,
loan
brokerage, loan servicing, credit services
organization and collection agency licensing laws that apply to persons that arrange, broker, facilitate, market, make, own in whole or in part, hold, acquire, purchase, service, collect or otherwise participate in loans covered by such laws;
●
state usury laws and other laws that restrict the amount of interest or fees that may be charged on loans;
●
state disclosure laws and regulations applicable to small business loans, merchant cash advances and other commercial-purpose financings;
●
the Truth-in-Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions;
●
Section 5 of the Federal Trade Commission Act, and similar state laws, which prohibit unfair and deceptive acts or practices in or affecting commerce, and Sections 1031 and 1036 of the Dodd-Frank Wall
Street Reform and Consumer Protection Act, which prohibit unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and the Federal Holder in Due Course Rule
(16 CFR 433), which in certain circumstances permits borrowers to assert any claims and defenses that they would have had against a seller of goods or services obtained with the proceeds of a loan against an originator or subsequent purchaser of the loan, and analogous state laws prohibiting unfair, deceptive or unconscionable trade practices;
●
The Credit Practices Rules, which (i) prohibit lenders from using certain contract provisions that the
Federal Trade Commission (the “FTC”) has found to be unfair; (ii) requires lenders to advise consumers who co-sign obligations about their potential liability if the primary obligor fails to pay; and (iii) prohibits certain late charges;
●
the Equal Credit Opportunity Act and Regulation B promulgated thereunder, and similar state statutes, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, sexual orientation, gender identity, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act or any applicable state law;
●
the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies, by regulating the use and reporting of information related to a credit applicant’s credit history and imposing restrictions on the marketing of credit products through prescreened solicitations based on consumer report information, among other things;
●
the Fair Debt Collection Practices Act and similar state debt collection laws, which provide guidelines and limitations on the conduct of third-party debt collectors (and some limitations on creditors collecting their own debts) in connection with the collection of consumer debts;
●
the Gramm-Leach-Bliley Act, which includes limitations on financial institutions’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other federal and state or foreign privacy and data security laws and regulations, including the California Consumer Privacy Act
(“CCPA”) and similar state laws of broad applicability;

●
the Telephone Consumer Protection Act, which imposes various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provides guidelines designed to safeguard consumer privacy in connection with such communications;
●
the Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and the
Telemarketing Sales Rule and analogous state laws, which impose various restrictions on marketing conducted using email, telephone, fax or text message;
●
the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;
●
the Servicemembers Civil Relief Act, which allows military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties and limits interest rates on certain obligations of servicemembers to 6% per annum;
●
the Military Lending Act, which limits the amount of interest and fees that may be charged on loans made to members of the military and provides for other consumer protections;
●
the Electronic Fund Transfer Act and Regulation E promulgated thereunder, as well as rules of
payment
networks and the National Automated Clearing House Association, which require separate customer authorization for a loan servicer to use electronic transfers for customer payments and provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds to and from consumers’ bank accounts;
●
the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the
Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and govern the circumstances in which a person may electronically provide disclosures otherwise required to be in writing;
●
the regulations promulgated by the Office of Foreign Assets Control under the U.S. Treasury Department related to the administration and enforcement of sanctions against non-U.S. jurisdictions and persons, including Specially Designated Nationals (SDNs), that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system;
●
the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures;
●
the Uniform Consumer Credit Code as it may be adopted in various states, which relates to consumer protections for borrowers
●
federal and state securities laws; and
●
other federal, state and local laws and regulations.
These rules require extensive disclosure to, and consents from, borrowers and prospective borrowers, prohibit various lending practices such as discrimination and may impose multiple qualification and licensing obligations on platform activities.
Moreover, under the Federal Holder in Due Course Rule referred to above, failure to perform or a violation of law by a merchant or service provider could give rise to claims and/or defenses by a borrower, or a group of borrowers, against the Fund, a servicer and certain other parties.
The Consumer Financial Protection Bureau (“CFPB”) has broad authority over the U.S. consumer-focused businesses in which certain platforms engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, to
supervise and conduct regulatory examinations of banks with more than $10 billion in assets and certain non-banks, and to enforce federal consumer financial protection laws against market participants, including the platforms. The CFPB is authorized to prevent “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products,

including the loans that platforms facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. Since March 2016, the CFPB has accepted consumer complaints regarding consumer loans issued by online marketplace platforms, subjecting platforms to the
CFPB’s expectation for prompt handling of consumer complaints received through the system and making available to the public non-personalized information regarding such complaints. Until the CFPB issues a final rulemaking defining which non-bank larger participants in the consumer lending market will be subject to the
CFPB’s supervisory authority, which includes the ability to conduct regulatory examinations, the platforms are only subject to the CFPB’s rulemaking and enforcement authority
,
unless they are determined to pose risk to
consumers by
the CFPB
. The
CFPB announced in April 2022 its intention to use its authority to supervise any
non
-
bank that it determines is posing a risk to consumers
.
Since that time
, the CFPB
has entered into
non
-
public
agreements
with several entities
that have agreed to
the
CFPB’s
supervision.
However
,
on May
14,
2025,
the
CFPB issued a notice proposing to rescind amendments to the Procedures for Supervisory
Designation Proceedings that it adopted in 2022 and 2024
.
While the future extension of supervisory authority
to non-
banks that the CFPB determines pose a risk to consumer is uncertain, it is possible that entities subject to CFPB supervision and examination,
either as a result of such determination or a future larger participant rulemaking,
could include fintech platforms that sell loans to or service loans for the Fund
.
The impact of such
direct supervision by the CFPB is unknown,
but could
result in additional scrutiny for platforms
,
which could
have an adverse impact on platforms
and
the Fund
.
The CFPB could implement rules that restrict platforms’
effectiveness in servicing loans for the Fund.
For
example, on October
5, 2017, the CFPB issued a final rule regarding Payday, Vehicle Title and Certain
High-Cost Installment Loans (the “Final Rule”).
The Final Rule mandated with respect to loans of 45
days or
less or longer-term loans with balloon payments that lenders must take reasonable steps to ensure that prospective borrowers have the ability to repay them. In July
2020, the
CFPB issued a final rule
to rescind the
Final Rule’
s mandatory underwriting requirements
(
i
.
e
.
, the
ability-to-
repay requirements)
and ratify the Final
Rule’
s payment provisions
that prohibit lenders from making new attempts to debit a borrower’
s account after
two failed attempts
,
absent express authorization by the borrower for further withdrawals.
The Final Rule was
stayed pending resolution of legal claims regarding both the substance of the Final Rule and the constitutionality of the CFPB’s funding mechanism. In September 2021
, the U.S.
District Court for the
Western District of Texas upheld the payment provisions in the Final Rule and established a June
13,
2022
effective date.
Cmty.
Fin.
Servs.
Ass’
n of Am.,
Ltd.
v.
CFPB
,
558 F
.
Supp.
3d 350 (W.D. Tex. 2021). However
,
implementation of the Final Rule was further stayed
and in October 2022 the U
.
S.
Court
of Appeals for the
Fifth Circuit held that the funding mechanism for the CFPB (12 U.S.C. § 5497) is unconstitutional
. The
U.S.
Supreme Court took the case on appeal and on May
16, 2024, rejected the Fifth Circuit ruling, and
remanded the case back to the U.S.
Court
of
Appeals.
On June
14,
2024,
the CFPB
announced the Final Rule
would go into effect on March
30
,
2025.
On November
25
,
2024,
the Fifth Circuit issued an order effectively
confirming that the Final Rule would take effect on March
30,
2025. However, on March
28, 2025,
the
CFPB
announced it would not prioritize enforcement or supervisory actions related to the payment provisions of the
Final Rule, despite the rule taking effect on March
30, 2025
.
Actions by the CFPB could result in requirements to alter or cease offering affected loan products and services, making them less attractive and restricting the platforms’ ability to offer them. Actions by the CFPB or other regulators against the platforms, their originating banks or their competitors that discourage the use of the alternative lending model or suggest to consumers the desirability of other loan products or services could result in reputational harm and a loss of borrowers or investors. The platforms’ compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change existing regulations, modify, through supervision or enforcement, past regulatory guidance or interpret existing regulations in a manner different or stricter than previous interpretations. In addition to the CFPB, the FTC can investigate and enforce certain federal consumer protection statutes as well the prohibition on unfair and deceptive acts or practices under Section 5 of the Federal Trade Commission Act or unfair, deceptive or abusive acts or practices under Sections 1031 and 1036 of the Dodd-Frank Wall Street Reform and Consumer
Protection Act. Similarly, state attorneys general have broad powers to investigate and enforce consumer protection statutes, which they have used, and are likely to continue to use, with respect to the activities of certain platforms. Also, the platforms may be subject to regulatory examination or enforcement actions by st
ate
authorities, particularly in states where the platforms are licensed. Moreover, platforms that collaborate with a bank to offer loans are subject to the supervisory authority of the bank’s regulator(s).
The CFPB issued an interpretive rule in 2022 to provide clarity regarding 12 U.S.C. 5552, which provides states with authority to enforce requirements of federal consumer financial laws, and issued a report in January

2025 to provide state regulators and enforcement agencies a road map for how they can enforce federal consumer financial laws. Although the interpretive rule on states’ enforcement authority was rescinded as of
May 15, 2025, the underlying statutory authority for states to enforcement federal consumer financial laws remains. With the change in presidential administrations in January 2025 and the expectation that federal regulators may be less aggressive in enforcing federal consumer financial laws as compared to the prior administration, several state regulators have signaled an intention to increase their oversight of consumer financial services firms.
Different platforms adhere to different business models subject to different regulatory requirements. For example, one platform may operate from a particular state to make loans to small- and mid-sized businesses across the United States. The platform must comply with that state’s licensing requirements and possible usury limitations, relying on contractual choice of law provisions when lending to borrowers that reside in other states. However, other states could seek to regulate the platform on the basis that loans were made to borrowers located in such other states. Alternatively, plaintiffs or an enforcement agency could assert that the platform’s choice of law was not valid and that the law of the borrower’s state of residency applies to the transaction, particularly if enforcement of the parties’ choice of law is found to be contrary to a fundamental public policy of the borrower’s home state. In either case, loans made in those other states could be subject to the maximum interest rate limits (usury laws), if any, of such jurisdiction, which in turn could limit revenues for the Fund or adversely affect the value of the Fund’s investments. Moreover, it could further subject the platform to such states’ licensing requirements and, potentially, to penalties for having previously conducted business in such states without a license, which could adversely impact the platform or, in some cases, the enforceability of some or all of the terms of loans originated by or through the platform without a license.
Another platform may follow a different model in which some or all loans sourced by the platform are made by a bank. The platform may provide certain services to assist the bank in making the loan, but the loans will be made subject to the bank’s underwriting guidelines, funding for the loans will come from the bank’s own resources and the bank will be the named payee on the loans. As a result, the bank is generally considered to be the “true lender” of the loans originated through the platform. However, if challenged in litigation by a borrower, government enforcement agency or other litigant, a court may instead decide that the platform is the true lender of the loans. Plaintiffs and certain regulators have challenged various bank affiliation and similar arrangements involving a variety of non-bank partners, often in market segments in which the Fund does not intend to invest, such as payday lending and refund anticipation lending, and recently challenges have been initiated against marketplace lending platforms on similar theories. Currently, litigation is pending in
California between a platform and the California Department of Financial Protection and Innovation which could become a bellwether for future true lender cases, for example. Cases raising true lender, usury or licensing questions related to loans made pursuant to arrangements in which platforms affiliated with banks can be expected to arise from time to time and are likely to be dependent on the specific facts and circumstances involved as well as developing judicial interpretations of existing and new laws. Given the fact specific nature of these kinds of cases, courts have recently applied differing interpretations when determining which party is the true lender, with the diverging outcomes of these cases explained in whole or in part by the differing legal standards applied by courts and factual distinctions. The resulting uncertainty may increase the possibility of claims brought against the platforms by borrowers seeking to void their loans or to subject the platforms to increased regulatory scrutiny and enforcement actions. To the extent that the platform or a purchaser of loans is deemed to be the true lender in any jurisdiction instead of the originating bank (whether determined by a regulatory agency at the state or federal level or by a court), loans made to borrowers in that jurisdiction would be subject to the maximum interest rate limits (usury laws) of such jurisdiction and existing loans may be unenforceable and the platform or purchaser of loans could be subject to additional regulatory requirements in addition to any penalties and fines (including licensing), which could adversely affect the Fund and the value of its investments. Moreover, it may be determined that this business model is not sustainable in its current form, which could ultimately cause such platforms to alter or terminate their businesses. In such circumstances, there could be a material adverse effect on the Fund’s ability to pursue its investment strategy as well as enforce remedies it may have against the platforms from which it obtained loans.
Many fintech platforms partner with state-chartered banks that rely on federal law, specifically, Section 27 of the Federal Deposit Insurance Act, which allows a state-chartered bank insured by the Federal Deposit
Insurance Corporation to charge interest to borrowers on a nationwide basis based on the rates allowed by the state where the bank is located. Section 27 preempts inconsistent state law limitations except for loans that are made in states that opt out from federal exportation authority. Until 2023, Iowa and Puerto Rico were the only jurisdictions to have enacted and maintained opt outs of Section 27, although the effect of such opt outs was unsettled given different interpretations of the opt out right under federal law. In December 2022, the Iowa
Attorney General and Department of Banking announced the settlement of an enforcement action against an out-of-state, state-chartered bank that made loans in Iowa through a bank partnership program. The state asserted that its opt out from Section 27 preemption required the bank to comply with state law when lending to Iowa residents. The state claimed that the bank charged usurious interest on loans to Iowa residents. Without admitting any violation of Iowa law, the bank agreed to an Assurance of Discontinuance under which it would make refunds to Iowa residents for interest collected in excess of the state’s usury ceiling.
In 2023, Colorado enacted legislation purporting to opt out of Section 27
.
The law was scheduled to become
effective
July 1, 2024
but was later subject to an injunction covering members of the trade associations that initiated a legal challenge to Colorado’
s interpretation of DIDMCA’
s opt-
out provision.
The impact
of the
Colorado legislation is
unclear at this time and other states have considered
legislation
to opt out of
Section
27.
To the extent that a state’s opt-out is effective in preventing out-of-state, state-chartered banks from exercising their ability to export the interest rates of their home state when lending to residents of such an opt-out state, it could limit state-chartered banks that partner with fintech platforms from originating certain loans or result in liabilities for any loans originated in violation of such opt-out state’s usury ceiling.
Alternative lending platforms may be subject to risk of litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Moreover, many alternative lending-related securities
(loans, in particular) are written using standardized documentation. Thus, many borrowers may be similarly situated insofar as the provisions of their contractual obligations are concerned. Accordingly, allegations of violations of the provisions of applicable federal or state consumer protection laws could potentially result in a large class of claimants asserting claims against the platforms and other related entities.
Recent case law raised questions regarding the ability of platforms and loan purchasers to charge the same rate as an originating bank after a loan has been sold to the platform by the originating bank and, in turn, sold to subsequent investors, such as the Fund. In 2015, the U.S. Court of Appeals for the Second Circuit issued a significant decision that interpreted the scope of federal preemption under the National Bank Act (the “NBA”)
and held that a non-bank assignee of loans
originated
by a national bank was not entitled to the benefits of
NBA preemption as to state law claims of usury. Although the decision is binding only in Connecticut,
New York and Vermont, it may significantly affect non-bank assignees of loans, including the loan origination practices of certain participants in the alternative lending-related industry. At a minimum, non-bank assignees/purchasers of bank loans may face uncertainty regarding their ability to rely upon federal preemption of state usury laws in those three states; in addition, a number of alternative lending platforms purchase loans from state-chartered banks promptly after origination and rely upon federal preemption to exempt the loans from state usury caps. Following the Second Circuit’s decision, there have been a number of lawsuits in other parts of the country making similar allegations. In 2020, the Office of the Comptroller of the Currency
(“OCC”) and the Federal Deposit Insurance Corporation separately issued final rules to provide that interest rate applicable to a loan originated by a bank on the date the loan was made remains valid when a loan is transferred or sold. Although attorneys general in several states have initiated litigation to challenge the agencies’ rules, a federal district court upheld the rules in 2022 and the states did not file an appeal.
Nonetheless, some uncertainty remains as future litigants could seek to challenge the rules.
In addition to potential legal and regulatory challenges to platforms, several states have initiated enforcement actions or considered new legislation that may challenge the ability of state-chartered banks that partner with platforms to offer loans without a license or at interest rates above a state’s usury ceiling. Although these developments are relatively recent and some of their outcomes are uncertain, they could limit future investment opportunities or revenues for the Fund. Moreover, if a bank were to be found to have originated loans without a license and/or at interest rates not authorized by law, it could adversely impact the enforceability of loans made by such bank, which could adversely affect the Fund.
In addition, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of an investor to enforce a loan facilitated through an alternative lending platform. If a platform or related entity were to go into bankruptcy or become the subject of an insolvency proceeding, the platform or related entity may stop performing its services with respect to the loans. Any replacement servicer retained for such services may assess higher fees and/or demand additional, less favorable terms with respect to its obligations. The servicer may also have the power, in connection with a bankruptcy or insolvency proceeding and with the approval of the court or the bankruptcy trustee or similar official, to assign its rights and obligations as servicer to a third party without the consent, and even over the objection, of any affected parties. If the servicer is a debtor in bankruptcy or the subject of an insolvency or similar proceeding,

this may limit the ability of affected parties to enforce the obligations of the servicer, to collect any amount owing by the servicer or to terminate and replace the servicer. In addition, the sale of whole loans to the Fund may be found by a bankruptcy court not to have been a true sale, but recharacterized as a secured loan from the Fund to the platform. If such a recharacterization occurs, most platform loan purchase agreements provide that the platform grants a security interest to the Fund in the loans subject to the purchase agreement, but the
Fund would incur the resulting uncertainty, costs and delays from having its loans deemed part of the bankruptcy estate of the platform, rather than assets owned outright by the Fund. A bankruptcy court may also reduce the monthly payments due under the related contract or loan and/or change the rate of interest and time of repayment of the indebtedness. Borrowers may delay or suspend making payments on loans because of the uncertainties occasioned by the bankruptcy or similar proceeding to which a platform or its related entities are subject, even if the borrowers have no legal right to do so. It is possible that a period of adverse economic conditions resulting in high defaults and delinquencies on alternative lending-related securities will increase the potential bankruptcy risk to platforms and its related entities.
The U.S. presidential election of 2024 resulted in a change of administration that resulted in significant changes in leadership among the federal agencies that regulate consumer credit, including the CFPB, FTC, federal banking agencies and the Department of Justice. Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including that nominations for federal agency leadership are pending before the U.S. Senate, executive orders impacting the operations of federal agencies are being issued
(with uncertainty around the scope of their application and timing of their implementation), and reductions of personnel are occurring across federal agencies. There is considerable uncertainty as to the operating status of federal agencies and the future policies that the current U.S. administration may pursue in areas impacting financial regulation and consumer protection. Many of the current administration’s executive orders are being challenged in court, with initial requests for injunctions being granted, denied, or extended, and the ultimate resolution of the legality of the executive orders is expected to take an extended period of time. Further, in pending litigation challenges to rules, federal agencies have sought to suspend or dismiss the litigation in some cases, and in other cases have not yet taken action. The outlook is similarly uncertain as to pending enforcement cases that have not been abandoned by the CFPB. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing or decreasing enforcement activity.
The
Fund
cannot predict whether federal or state agencies with oversight over the platforms will take any
action to adopt new regulations, provide guidance or take supervisory or enforcement actions that will adversely or positively impact the marketplace lending industry or require changes to the business models of platforms that may adversely affect the platforms’ businesses. If a change in the laws or the interpretations of current laws were to occur, certain U.S. platforms could be required to either change the manner in which they conduct certain aspects of their operations or halt certain business operations all together, which could have a material adverse effect on the Fund’s ability to pursue its investment strategy.
At any time there may be litigation pending as well as supervisory or enforcement actions taken against banks that issue or originate loans for the platforms. Any such litigation or supervisory or enforcement actions may significantly and adversely impact such banks’ ability to make loans or subject them or the platforms they partner with to fines and penalties, which could consequently have a material adverse effect on the Fund. The platforms could also be forced to comply with the lending laws of all U.S. states, which may not be feasible and could result in platforms ceasing to operate. Any increase in cost or regulatory burden on a platform could have a material adverse effect on the Fund. Specifically, adverse supervisory or enforcement actions by regulatory agencies or rulings by courts in pending and potential future litigation could undermine the basis of platforms’ business models and could result ultimately in a platform or its lender members (investors) being characterized as a lender, which, as a consequence, would mean that additional U.S. consumer protection laws would be applicable to the loans sourced on such platforms, potentially rendering such loans voidable or unenforceable. In addition, a platform or its lender members could be subject to claims by borrowers, as well as enforcement actions by regulators. Even if a platform were not required to cease conducting business with residents of certain states or to change its business practices to comply with applicable laws and regulations, the platform or its lender members could be required to register or obtain and maintain licenses or regulatory approvals in all 50 U.S. states at substantial cost. If a platform were subject to fines, penalties or other regulatory action or ceased to operate, this could have a material adverse effect on the Fund’s ability to pursue its investment strategy.

In addition to laws governing the activities of lenders and servicers, a limited number of states require purchasers of certain loans, primarily consumer loans and mortgage loans, to be licensed or registered in order to own the loans or, in certain states, to collect a rate of interest above a specified rate.
Moreover, recent
litigation involving securitization trusts that take assignment of loans suggests increased licensing, enforcement and litigation risk for purchasers of loans.
The Fund intends to obtain licenses if and where
required in order to pursue its investment strategy. To the extent the Fund obtains such licenses or is required to comply with related regulatory requirements, the Fund could be subject to increased costs and regulatory oversight by governmental authorities that may have an adverse effect on its results or operations. If the Fund were delayed in obtaining, or were unable to obtain, required licenses in certain states, this could limit its ability to invest in loans to borrowers in those states. If the Fund were to be deemed to have acquired loans without first obtaining a required license, the Fund could be subject to penalties, prohibited or restricted in its ability to enforce loans or collect interest, or subject to other damages, which could have a material adverse effect on the Fund, its investment strategy, and/or results.
Because loans are not ordinarily registered with the Commission or any state securities commission or listed on any securities exchange, there is usually less publicly available information about such instruments. In addition, loans in which the Fund invests may not be considered “securities” for purposes of the anti-fraud protections of the federal securities laws. In the event certain loans in which the Fund invests are not considered securities, as a purchaser of these instruments, the Fund may not be entitled to the anti-fraud protections of the federal securities laws. The Fund has been advised by the Staff of the Commission that it is the view of the Commission and its Staff that the purchase of whole loans through alternative lending platforms involves the purchase of “securities” under the 1933 Act, issued by the originating platforms, and that the purchase of whole loans by the Fund involves the purchase of securities.
If platforms or any related entities are required to register as investment companies under the 1940 Act or as investment advisers under the Investment Advisers Act of 1940, their ability to conduct business may be materially adversely affected, and contracts entered into by a platform or related entity while in violation of the registration requirements may be voidable. This could adversely affect the Fund’s ability to pursue its investment strategy and adversely affect the value of the Fund’s shares.
The U.S. federal Fair Debt Collection Practices Act (“FDCPA”) provides guidelines and limitations on the conduct of third-party debt servicers in connection with the collection of consumer debts. In order to ensure compliance with the FDCPA, U.S. platforms often contract with professional third-party debt collection agencies to engage in debt collection activities with respect to consumer debts. The CFPB, the U.S. federal agency responsible for administering the FDCPA,
has considered
comprehensive rulemaking regarding the
operation of the FDCPA
. While the agency has paused its rulemaking efforts
,
future regulatory enactments
may adversely impact the ability of third-party debt collectors to recover claims from borrowers and may reduce amounts recovered or value of charged-off debts. Any such changes could have an adverse effect on
U.S. platforms and, therefore, on the Fund as an investor through such platforms. The U.S. federal Fair Credit
Reporting Act (“FCRA”) regulates consumer credit reporting. Under the FCRA, liability may be imposed on furnishers of data to credit reporting agencies, such as platforms that service loans for the Fund, to the extent that adverse credit information reported is false or inaccurate.
U.S. federal law provides borrower service members on active military service with rights that may delay or impair a platform’s ability to collect on a loan. The Servicemembers Civil Relief Act (“SCRA”) requires that the interest rate on pre-existing debts, such as service member loans, be set at no more than 6% while the qualified service member or reservist is on active duty. An investor in an alternative lending-related security that is dependent on the performance of such a loan, such as the Fund, will not receive the difference between
6% and the original stated interest rate for the loan during any such period. This law also permits courts to stay proceedings and execution of judgments against service members and reservists on active duty, which may delay recovery on any loans in default and, accordingly, payments on the instruments that are dependent on these loans. If there are any amounts under such a loan still due and owing to the platform after the final maturity of the instrument that corresponds to the loan, a platform may have no further obligation to make payments on the instrument to the Fund, even if the platform later receives payments after the final maturity of the instrument.
Platforms do not take military service into account in assigning loan grades to borrower service member loan requests. In addition, platforms do not request prospective borrowers to confirm if they are a qualified service member or reservists within the meaning of the SCRA as part of the borrower registration process. As a result,

the platform may not always be able to ensure compliance with the requirements of the SCRA as well as the
Military Lending Act, which, among other things, limits the cost of credit on a covered loan to 36% per year.
In addition, regulatory changes applicable to the collateral securing certain loans to which the Fund may have exposure, particularly non-traditional forms of collateral (e.g., digital assets like bitcoin), may adversely impact the value of such collateral or a platform’s or loan servicer’s ability to service such loans.
Lender Liability.
A number of judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. If a loan held by the Fund were found to have been made or serviced under circumstances that give rise to lender liability, the borrower’s obligation to repay that loan could be reduced or eliminated or the Fund’s recovery on that loan could be otherwise impaired, which would adversely impact the value of that loan.
In limited cases, courts have subordinated the loans of a senior lender to a borrower to claims of other creditors of the borrower when the senior lender or its agents, such as a loan servicer, is found to have engaged in unfair, inequitable or fraudulent conduct with respect to the other creditors. If a loan held by the Fund were subject to such subordination, it would be junior in right of payment to other indebtedness of the borrower, which could adversely impact the value of that loan.
Regulatory Regime in the United Kingdom.
The Fund may invest in alternative lending-related securities through platforms domiciled in the UK. Such platforms must be authorized and regulated by the Financial
Conduct Authority (“FCA”) in order to engage in the regulated activity of “operating an electronic system in relation to lending.”
The FCA imposes regulatory controls for platform operators, including the application of conduct of business rules (in particular, relating to disclosure and promotions), minimum capital requirements, client money protection rules, dispute resolution rules and a requirement for firms to take reasonable steps to ensure existing loans continue to the administered if the firm goes out of business. These regulations and any further new laws and regulations could have a material adverse effect on UK platforms’ businesses and may result in interruption of operations by such platforms or the passing on of the costs of increased regulatory compliance to investors, such as the Fund, in the form of higher origination or servicing fees.
The Fund may invest in loans that constitute regulated credit agreements (consumer credit loans) under the
Financial Services and Markets Act 2000 (“FSMA”). Article 60B of the amended Financial Services and
Markets Act 2000 (Regulated Activities) Order 2001 (the “RAO”) provides that the activity of entering into a regulated credit agreement as lender or exercising or having the right to exercise the lender’s rights and duties under such credit agreement requires FCA authorization. However, article 60I of the RAO and paragraph 55 of the schedule to the Financial Services and Markets Act 2000 (Exemption Order) 2001 provide exemptions from authorization to persons who acquire rights under a regulated credit agreements (but who do not make any such loans or extend any new credit), provided that the servicer of such loans is appropriately authorized by the FCA and the relevant service agreement complies with the requirements of the relevant exception being relied on.
The Fund is not authorized by the FCA in respect of consumer credit activities. To the extent that it acquires any loans that are regulated credit agreements under FSMA, the Fund will be required to ensure that a person with the appropriate FCA authorization is engaged to service such regulated credit agreements in accordance with the exemptions from authorization under article 60B and paragraph 55 outlined above. If the FCA were to successfully challenge the Fund’s reliance on this exemption, this could adversely affect the Fund’s ability to invest in consumer loans in the United Kingdom or other alternative lending-related securities relating to such consumer loans, and could subject to the Fund to costs that could adversely affect the results of the Fund.
The future regulatory regime in the United Kingdom is currently uncertain as a result of the United Kingdom’s exit from the European Union on January 31, 2020 (“Brexit”). While an agreement governing post-Brexit trade between the United Kingdom and the European Union became effective on January 1, 2021, significant issues, such as market access for financial firms and applicable data protection standards, remain unsettled, and it is unclear what form a permanent arrangement with respect to such issues may take or what impact it would have on the United Kingdom regulatory regime. From January 1, 2021, EU law ceased to apply in the UK.

However, many EU laws were assimilated into English law and these assimilated laws will continue to apply until such time as they are repealed, replaced or amended. The United Kingdom government has enacted legislation that will repeal, replace or otherwise make substantial amendments to the European Union laws that currently apply in the United Kingdom. It is impossible to predict the consequences on the Fund and its investments. Such changes could be materially detrimental to investors, including the Fund. Brexit may have a significant impact on the U.K., Europe, and global economies, which may result in increased volatility and illiquidity, new legal and regulatory uncertainties and potentially lower economic growth for these economies, which could adversely affect Fund performance. The ultimate effect of these and other social-political or geopolitical issues are not known but could profoundly affect particular economies and markets as well as global economies and markets, which may include companies or assets held or considered for prospective investment by the Fund and could negatively affect the value and liquidity of the Fund’s investments.
Regulatory Regime in Other Jurisdictions.
The platforms and their investors may face regulation in the other jurisdictions in which the Fund invests. Many other jurisdictions have regulatory regimes in place to authorize or regulate platforms. If any entity operating a platform through which the Fund invests, or any entity that is the lender under a loan agreement facilitated by that platform, were to lose its license or have its license suspended or revoked, the platform might be forced to cease its operations, which could impair the ability of the Fund to pursue its investment strategy by investing in loans originated by that platform, and could disrupt the servicing and administration of loans to which the Fund has exposure through that platform. Any such disruption could impact the quality of debt collection procedures in relation to those loans and could result in reduced returns to the Fund from those investments. In addition, some jurisdictions may regulate the terms of loans issued through a platform or impose additional requirements on investments in such loans, which could impact the value of alternative lending-related securities purchased from a platform operating in such a jurisdiction or the ability of the Fund to pursue its investment strategy by investing in loans originated by such a platform. New or amended laws or regulations could disrupt the business operations of platforms operating in jurisdictions in which the Fund invests and could result in the platforms passing on of increased regulatory compliance costs to investors, such as the Fund, in the form of higher origination or servicing fees.
Privacy and Data Security Laws Risk.
There has been an increase in legislative and regulatory activity related to privacy and data security issues in recent years. GLBA and other laws limit the disclosure of certain non-public personal information about a consumer to non-affiliated third parties and require financial institutions to disclose certain privacy policies and practices with respect to information sharing with both affiliates and non-affiliated third parties. Many states and a number of non-U.S. jurisdictions have enacted privacy and data security laws providing consumers with certain rights and requiring safeguards on the privacy and security of consumers’ personally identifiable information. For example, on January 1, 2020, the California Consumer Privacy Act (the “CCPA”) took effect and creates obligations on covered companies to, among other things, disclose certain personal information about California residents with those residents, allow those residents to request that certain personal information be deleted, and allow those residents to opt-out of the sale of their information. This law and its implementing regulations are evolving and subject to interpretation. Similarly, there are a number of legislative proposals related to privacy and data security in the European Union and the United States, at both the federal and state level. Other laws deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination. Privacy rules adopted by the U.S. Federal Trade Commission implement GLBA and other requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. U.S. platforms following certain models generally are required to have privacy policies that conform to these GLBA and other requirements. In addition, such platforms typically have policies and procedures intended to maintain platform participants’ personal information securely and dispose of it properly.
The Fund generally does not intend to obtain or hold borrowers’ non-public personally identifiable information, and the Fund intends to implement procedures designed to prevent the disclosure of non-public personally identifiable information to the Fund. However, service providers to the Fund, including the Fund’s custodians and the platforms acting as loan servicers for the Fund, may obtain, hold or process such information. While the Fund has adopted policies and procedures regarding the platforms’ and custodian’s protection and use of non-public personally identifiable information, the Fund cannot guarantee the security of that data and cannot guarantee that service providers have been and will continue to comply with GLBA, CCPA, other data security and privacy laws and any other related regulatory requirements. Violations of GLBA, CCPA and other laws could subject the Fund to litigation and/or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the Fund. In addition, given that proposed laws and regulations related to privacy and data security are pending in numerous U.S. states and other jurisdictions, the Fund may also face regulations related to privacy and data security in the other jurisdictions in which the Fund invests.
Borrowing and Leverage Risk.
The Fund and its Subsidiaries have obtained and may in the future obtain financing to make investments and/or to fund Share repurchases. The Fund currently utilizes leverage through reverse repurchase agreements. The Fund also may obtain leverage through derivative instruments or asset-backed securities that afford the Fund economic leverage. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the
Fund would otherwise have and may be considered a speculative technique. For example, if the Fund obtains structural leverage through its Subsidiaries that finance their investments in alternative lending-related securities, a decrease in the value of those securities will negatively impact the Fund’s NAV to a greater extent than if the Fund had not used leverage. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund borrows or uses derivatives or other investments that have embedded leverage. In addition, the Fund’s interests in Subsidiaries that have entered into borrowing arrangements typically will rank after such borrowings and if the Subsidiaries’ assets decline in value, the return on the Fund’s equity interest may be adversely affected.
The Fund’s borrowings are typically secured by investments held by Subsidiaries of the Fund. The Subsidiaries of the Fund that pledge investments to secure the Fund’s borrowings are typically separate bankruptcy-remote entities formed for the purpose of holding specific securities and pledging those securities to secure the Fund’s borrowing.
The assets of any such Subsidiary are not available to other creditors, or to any other Subsidiary or the Fund, except to the extent of permitted distributions made to the Fund. The Fund’s borrowings may impose financial and operating covenants that restrict the Fund’s business activities, including limitations that could hinder the Fund’s ability to make additional investments and/or to fund Share repurchases.
Market conditions may unfavorably impact the Fund’s or its Subsidiaries’ ability to secure borrowings on favorable or commercially feasible terms. Borrowing will also cost the Fund interest expense and other fees. Unless the rate of return, net of applicable Fund expenses, on the Fund’s investments exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s net assets attributable to leverage will generate less income than will be needed to pay the costs of the leverage and the facility fees that the Fund or its Subsidiaries pay, resulting in a loss to the Fund even if the rate of return on those assets is positive. The costs of borrowing will reduce the Fund’s return. To the extent the Fund or a Subsidiary is able to secure financing, fluctuations in interest rates could increase the costs associated with the Fund’s or Subsidiary’s use of certain forms of leverage, and such costs could reduce the Fund’s return.
The 1940 Act requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act) at the time that it issues senior securities and generally requires a closed-end fund to make provision to prohibit the declaration of any dividend (except a dividend payable in stock of the fund) or distribution on the fund’s stock or the repurchase of any of the fund’s stock, unless, at the time of the declaration or repurchase, there is asset coverage of at least 300%, after deducting the amount of the dividend, distribution or purchase price, as the case may be. To satisfy 1940 Act requirements in connection with leverage or to meet obligations, the Fund may be required to dispose of portfolio securities when such disposition might not otherwise be desirable. Engaging in such transactions may cause the
Fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or to comply with the requirements of Rule 18f-4. Because, as discussed in more detail under “—Illiquidity Risk”, the Fund’s portfolio will be substantially illiquid, any such disposition or liquidation could result in losses to the Fund. There can be no assurances that the Fund’s use of leverage will be successful.
Effects of Leverage.
Assuming that senior securities represent approximately
30.63
% of the Fund’s total assets
(including the amounts of such senior securities) and that the Fund bears expenses relating to such senior securities at an annual effective interest rate of
6.55
% (based on interest rates for such senior securities as of a recent date), the annual return that the Fund’s portfolio must experience (net of expenses) in order to cover the costs of such senior securities would be approximately
0.90
%. These figures are merely estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with senior securities used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.
The following table is furnished in response to requirements of the Commission. It is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding Share total return, assuming investm ent

portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of
-10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. The table further assumes that the Fund’s senior securities represent approximately
30.63
% of the Fund’s total assets (including such
senior securities) and an annual rate of interest of
6.55
% (as discussed above). Your actual returns may be greater or less than those appearing below.

Assumed Return on Portfolio (Net of Expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(13.96)%	(7.43)%	(0.90)%	5.63%	12.17%
Corresponding Share total return is made up of two elements—the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest expenses on the Fund’s senior securities) and gains or losses on the value of the securities the Fund owns.
The Fund currently uses leverage (whether through the use of senior securities or otherwise) to achieve its investment objective, as a liquidity source to fund repurchases or for temporary and extraordinary purposes and may consider other potential uses in the future. The Fund’s willingness to use leverage, and the extent to which leverage is used at any time, will depend on many factors, including Stone Ridge’s assessment of the yield curve environment, interest rate trends, market conditions, and other factors.
Securitization Risk.
The Fund seeks to sell certain whole loans, and may sell other alternative lending-related investments, to special purpose entities, sometimes referred to as securitization vehicles, formed by third parties for the purpose of acquiring alternative lending-related investments and issuing securities. The Fund may increase the volume and frequency of its sales as an active and reliable secondary market continues to develop over time, and a material portion of its performance may be dependent on such sales. If the development of this market were to slow, stop or reverse, it may adversely impact the Fund. In connection with the sale or contribution by the Fund or its
Subsidiaries of certain of its alternative lending-related investments to any such special purpose entity, the Fund or its Subsidiaries may be required to make certain representations about the alternative lending-related investments sold or contributed to such special purpose entity. The Fund or its Subsidiaries also may be required to indemnify such special purpose entity, or to repurchase the alternative lending-related investments to which such representations relate, to the extent that any such representation is found to have been inaccurate on the date that it was made.
In making such representations, the Fund or applicable Subsidiary may rely upon certain representations and warranties made to the Fund by the platform from which the Fund or such Subsidiary originally acquired the relevant alternative lending-related investment. If the Fund or the applicable Subsidiary relies on any such representations made by a platform, the Fund or such Subsidiary is expected to have a right of indemnification from, or a right to sell the relevant alternative lending-related investment back to, such platform if such representations by such platform are found to have been inaccurate on the date on which they were made. In the event that the Fund or the applicable Subsidiary is required to indemnify, or to repurchase alternative lending-related investments from, a special purpose entity as a result of a representation made by the Fund to such special purpose entity, it is expected that the Fund or such Subsidiary will seek to recoup its losses by exercising its rights to a similar remedy against the platform from which it purchased such alternative lending-related investments. However, it is possible that the Fund or such Subsidiary will not be able to obtain representations from the relevant platform that back up all representations required to be made by the Fund in connection with a securitization, and the Fund may be unable to recoup some or all of such losses through such arrangements.
Risk of Fraud.
The Fund may be subject to the risk of fraudulent activity associated with the various parties involved in alternative lending, including the platforms, issuers, banks, borrowers and third parties handling borrower and investor information. Prospective borrowers may materially misrepresent any of the information they provide to the platforms, including their credit history, the existence or value of purported collateral, the purpose of the loan, their occupation or their employment status. Platforms may not verify all of the information pro
vided by
prospective borrowers. As discussed under “—Credit/Counterparty Risk,” the accuracy of a platform’s evaluation of a borrower’s creditworthiness could be significantly impaired if based on flawed information. Except where a platform is required to repurchase loans or securities or indemnify investors, fraud may adversely affect the Fund’s ability to receive the principal and interest payments that it expects to receive on its investments and, therefore, may negatively impact the Fund’s performance. A platform may have the exclusive right and ability to investigate claims of borrower identity theft, which creates a conflict of interest, as platforms may be obligated to repurchase loans and/or indemnify investors in the case of fraud and may, therefore, have an incentive to deny or fail to investigate properly a claim of fraud. Furthermore, there can be no guarantee that the resources, technologies or fraud prevention measures implemented by a platform will be sufficient to accurately detect and prevent fraud.
The Fund is also subject to the risk of fraudulent activity by a platform or a backup servicer. In the event that a platform or backup servicer engages in fraudulent activity, the pools of loans originated or sourced by the platform or any loans serviced by the platform or backup servicer may be impaired or may not be of the quality that the Fund anticipated, thereby increasing the risk of default in respect of such loans.
Below-Investment-Grade Securities and Unrated Securities Risk.
The Fund may have exposure to investments
that are rated below investment grade or that are unrated but are judged by the Adviser to be of comparable quality.
The alternative lending-related securities in which the Fund invests (or, in the case of asset-backed securities or mortgage-backed securities, the loans that back them) typically are not rated by a nationally recognized statistical rating organization. Although the Fund’s Fundamental Investment Restrictions do not permit the Fund to invest in loans of subprime quality, some unrated securities purchased by the Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. In addition, the
Fund may invest in securities that are rated below investment grade. Below-investment-grade debt securities, which are commonly called “junk bonds,” are rated below BBB- by S&P Global Ratings or Baa3 by Moody’s Investors
Service, Inc., or have comparable ratings by another rating organization. Accordingly, certain of the Fund’s unrated investments could constitute a highly risky and speculative investment, similar to an investment in “junk bonds.” As described under “—Credit/Counterparty Risk,” in evaluating the creditworthiness of borrowers of such unrated investments, the Adviser may rely on the ratings ascribed to such borrowers by the relevant platform. The Adviser may also rely on reports from one or more independent vendors as part of its investment process or may create its own internal risk model for this purpose.
The analysis of the creditworthiness of borrowers may be less reliable than for more traditional borrowings, such as bank loans, and more complex than for issuers of higher-rated investments. The Fund’s ability to achieve its investment objective may, as a result, be more dependent upon the platform’s credit analysis than would be the case if the Fund had exposure to more traditional investments. In addition, such investments may be subject to greater risks than other investments, including greater levels of risk related to changes in interest rates, credit risk
(including a greater risk of default) and liquidity risk. There is a greater risk of loss associated with alternative lending-related securities and the ability of a borrower to make payments is predominantly speculative for below-investment-grade investments or unrated investments judged by the Adviser to have a similar quality.
Borrowers may be in default or have a currently identifiable vulnerability to default on their payments of principal and/or interest or other payments or may otherwise present elements of danger with respect to payments of principal or interest. Below-investment-grade investments or unrated investments judged by the Adviser to be of comparable quality may be more susceptible to real or perceived adverse economic and competitive industry or business conditions than higher-grade investments. Yields on below-investment-grade investments will fluctuate and may, therefore, cause the Fund’s value to be more volatile. Certain investments of the Fund may be downgraded to below-investment-grade status (or may be judged by the Adviser to be of comparable quality) after the Fund purchases them.
Pursuant to the Fundamental Investment Restrictions, the Fund may not invest in loans that are of subprime quality at the time of investment.
Interest Rate Risk.
The values of the Fund’s investments in income-producing alternative lending-related securities
(such as whole loans, other debt instruments, preferred securities and convertible securities) and debt securities issued by REITs change in response to interest rate changes. In general, the value of a debt security is likely to fall as interest rates rise. This risk is generally greater for obligations with longer maturities or for debt securities that do not pay current interest. Debt securities with floating interest rates can be less sensitive to interest rate changes, although, to the extent the Fund’s income is based on short-term interest rates that fluctuate over short periods of time, income received by the Fund may decrease as a result of a decline in interest rates; floating rate loans can also decrease in value if their interest rates do not rise as quickly or as much as market interest rates. Conversely, variable rate instruments generally will not increase in value if interest rates decline. When interest rates increase or for other reasons, debt securities may be repaid more slowly than expected. As a result, the maturity of the debt instrument may be extended, increasing the potential for loss.

Interest rate changes can be sudden and unpredictable, and the Fund may lose money as a result. A wide variety of factors can cause interest rates to fluctuate (e.g., central bank monetary policies, inflation rates, general economic conditions and market developments), and debt securities may be difficult to value during such periods. The Federal
Reserve has recently increased interest rates from historically low levels in light of higher inflation and may continue to do so. Any additional interest rate increases in the future could have an adverse effect on prices for debt securities, overall economic activity, the financial condition of borrowers, the supply of alternative lending-related securities and on the management of the Fund, which could cause the value the Fund to decline.
Prepayment Risk.
Borrowers may decide to prepay all or a portion of the remaining principal amount due under a loan at any time, without penalty, unless the underlying loan agreement provides for prepayment penalties.
Prepayment reduces the yield to maturity and the average life of a loan or other security. In the event of a prepayment of all or a portion of the remaining unpaid principal amount of a loan to which the Fund has investment exposure, the Fund will receive such prepayment, but further interest will cease to accrue on the prepaid portion of the loan after the date of the prepayment. If the Fund buys a security at a premium, the premium could be lost in the event of a prepayment. In periods of falling interest rates, the rate of prepayments (and price fluctuation) tends to increase as borrowers are incentivized to pay off debt and refinance at new lower rates. Borrowers may also seek to prepay debt obligations in order to refinance at lower interest rates if their credit standing improves such that they are eligible to borrow at a lower interest rate. During such periods, the Fund generally will be forced to reinvest the prepayment proceeds at lower rates of return than the Fund expected to earn on the prepaid assets, provided that the
Fund is able to identify suitable reinvestment opportunities, which may adversely impact the Fund’s performance.
Illiquidity Risk.
To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund may invest without limitation in illiquid investments. Illiquidity risk is the risk that the investments held by the
Fund may be difficult or impossible to sell at the time that the Fund would like without significantly changing the market value of the investment. Alternative lending-related securities, which typically are contractually non-transferable, are not listed on any securities exchange and/or are not registered under the 1933 Act, are illiquid.
Although an active, reliable secondary market for alternative lending-related securities generally does not exist, a secondary market for certain alternative lending-related securities is developing. However, there can be no assurance that an active market will develop or that such a market will exist for any particular security. To the extent that there is any secondary market for the Fund’s alternative lending-related securities, it is over-the-counter, as opposed to exchange-traded, and may, therefore, provide less transparency; such markets may also be smaller and less active than the market for investments that are higher-rated, which may adversely affect the prices at which the Fund can sell its investments and may result in losses to the Fund. At any given time, the Fund’s portfolio is substantially illiquid.
The Fund’s ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Fund. The Fund may be unable to sell its investments, even under circumstances when the
Adviser believes it would be in the best interests of the Fund to do so. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments. Investors, like the Fund, that are acquiring or otherwise gaining exposure to such loans and other related instruments usually must, among other things, hold the loans through maturity in order to recoup their entire investment and during that time will be unable to make additional investments using the capital that is put towards such investments or any proceeds on a potential sale of such investments. Illiquidity risk also may be greater in times of financial stress. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments.
Valuation Risk.
The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability or human error.
The Fund typically uses a third-party pricing service to value the Fund’s investments in alternative lending-related securities, as market quotations generally are not available. The Fund’s investments may also be fair valued by the
Adviser Valuation Committee as described under, and in accordance with the procedures described under,
“Determination of Net Asset Value” below. There is no assurance that the Fund could sell a portfolio asset for the value established for it at any time and it is possible that the Fund would incur a loss because a portfolio asset is sold at a discount to its established value. If assets are mispriced, shareholders could lose money upon sale in connection with a periodic repurchase offer or could pay too much for Shares purchased.

Competition, Ramp-up and Exposure Risks.
The market for alternative lending-related securities is highly competitive and rapidly evolving. The Fund faces competition for access to platforms and alternative lending-related securities, including from other institutional investors; such competitors may have higher risk tolerance, greater financial or other resources and/or other advantages. The competitive pressures the Fund faces may impact the Fund’s ability to make investments consistent with its investment objective. Various platforms also compete with one other as well as with more traditional lenders, including banks with substantially greater financial resources. If the Fund is inhibited from deploying capital in a timely or efficient manner, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than may otherwise be available through alternative lending-related securities.
There can be no assurances as to how long it will take the Fund to invest the net proceeds from additional sales of
Fund Shares, and the longer the period the greater the likelihood that the Fund’s performance will be adversely affected. Pending deployment of any incremental net proceeds from Share sales, the Fund generally invests cash held in cash deposits and cash equivalents. The Fund typically limits the sale of its securities based on the Adviser’s assessment of its ability to invest the proceeds in an effective and timely manner.
If the Fund’s access to platforms is limited, whether due to ramp-up, termination of existing arrangements or failure to secure arrangements with other platforms, its exposure to the risks of the platforms to which the Fund is exposed, as discussed under “—Platform Risk,” and the risks of increased exposure to a potentially more limited pool of portfolio investments, may increase. Moreover, a platform may be unable to sustain its current lending model or may change its underwriting or credit models, borrower acquisition channels, quality of debt collection procedures and/or servicing models in ways that may make such investments unsuitable for the Fund; such changes may occur after the Fund has already made its investments and, as most of the Fund’s alternative lending-related securities are illiquid, the Fund may not be able to divest itself of the instruments at all or at an advantageous time or price. Even if the Fund is exposed to a varied pool of assets, the Fund’s investment focus on alternative lending-related securities will cause the Fund to be subject to greater overall risk than if the Fund’s exposures were less focused, as it is exposed to events affecting the alternative lending-related industry.
Even if the Fund’s alternative lending-related securities are varied as to borrower type, geographic location, loan purpose or other features, they may nevertheless have some similar characteristics and may, therefore, be subject to many of the same risks and/or regulatory regimes and may respond in a similar manner to particular economic, market, political or other developments.
Geographic Focus Risk.
The Fund will seek to build a geographically diverse portfolio, with assets currently focused primarily in the U.S., United Kingdom, Australia and New Zealand. The Fund is not subject to any geographic restrictions when investing and, therefore, could focus its investments in a particular geographic region, whether in the U.S. or abroad. A geographic focus in a particular region may expose the Fund to an increased risk of loss due to risks associated with that region. Certain regions from time to time will experience weaker economic conditions than others and, consequently, will likely experience higher rates of delinquency and loss than on similar investments across the geographic regions to which the Fund is exposed. In the event that a significant portion of the Fund’s investments relate to loans owed by borrowers resident or operating in certain specific geographic regions, any localized economic conditions, weather events, natural or man-made disasters or other factors affecting those regions in particular could increase delinquency and defaults on the assets to which the Fund is exposed and could negatively impact Fund performance. Further, any focus of the Fund’s investments in one or more regions would have a disproportionate effect on the Fund if governmental authorities in any such region took action against any of the participants in the alternative lending industry doing business in that region.
Non-U.S. Securities Risk.
The Fund may invest in the alternative lending-related securities of non-U.S. issuers.
Such investments may involve risks not ordinarily associated with exposure to alternative lending-related securities of U.S. issuers. The foreign alternative lending industry may be subject to less governmental supervision and regulation than exists in the U.S.; conversely, foreign regulatory regimes applicable to the alternative lending industry may be more complex and more restrictive than those in the U.S., resulting in higher costs associated with such investments, and such regulatory regimes may be subject to interpretation or change without prior notice to investors, such as the Fund. Non-U.S. platforms may not be subject to accounting, auditing, and financial reporting standards and practices comparable to those in the U.S. Due to difference in legal systems, there may be difficulty in obtaining or enforcing a court judgment outside the U.S. For example, bankruptcy laws may differ across the jurisdictions in which the Fund may invest, and it may be difficult for the servicer to pursue borrowers who borrow through non-U.S. platforms. In addition, to the extent that investments are made in a limited number of countries,

events in those countries will have a more significant impact on the Fund. The Fund’s investments in
non-U.S. securities may be subject to risks of increased transaction costs, potential delays in settlement or unfavorable differences between the U.S. economy and foreign economies.
The Fund’s exposure to alternative lending-related securities issued by non-U.S. issuers may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. As described further under “—Currency Risk,” fluctuations in foreign currency exchange rates and exchange controls may adversely affect the market value of the Fund’s investments in alternative lending-related securities of
non-U.S. issuers. The Fund is unlikely to be able to pass through to its shareholders foreign income tax credits in respect of any foreign income taxes it pays.
Government Securities Risk.
The Fund may invest directly or indirectly in securities issued or guaranteed by the
U.S. government (including U.S. Treasury obligations that differ in their interest rates, maturities and times of issuance) or its agencies and instrumentalities (such as the Government National Mortgage Association (Ginnie
Mae), the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation
(Freddie Mac)). U.S. government securities are subject to market risk, risks related to changes in interest rates and credit risk. Securities, such as those issued or guaranteed by Ginnie Mae or the U.S. Treasury, that are backed by the full faith and credit of the United States are guaranteed only as to the timely payment of interest and principal when held to maturity and the market prices for such securities will fluctuate. Notwithstanding that these securities are backed by the full faith and credit of the United States, circumstances could arise that would prevent the payment of interest or principal. This would result in losses to the Fund. Securities issued or guaranteed by
U.S. government related organizations, such as Fannie Mae and Freddie Mac, are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government would provide financial support. Therefore, U.S. government-related organizations may not have the funds to meet their payment obligations in the future. As a result of their high credit quality and market liquidity, U.S. Government securities generally provide a lower current return than obligations of other issuers.
Currency Risk. The Fund’s Shares are priced in U.S. dollars and the distributions paid by the Fund are paid in U.S. dollars. However, a portion of the Fund’s assets may be denominated in foreign (non-U.S.) currencies and income received by the Fund from a portion of its investments may be paid in foreign currencies.
Currency risk is the risk that fluctuations in exchange rates will adversely affect the market value of the Fund’s investments. Currency risk includes the risk that the foreign currencies in which the Fund’s investments are traded, in which the Fund receives income or in which the Fund has taken a position, will decline in value relative to the
U.S. dollar. Currency risk also includes the risk that a currency to which the Fund has obtained exposure through hedging declines in value relative to the currency being hedged, in which event the Fund may realize a loss both on the hedging instrument and on the currency being hedged. There can be no assurances or guarantees that any efforts the Fund makes to hedge exposure to foreign exchange rate risks that arise as a result of its investments will successfully hedge against such risks or that adequate hedging arrangements will be available on an economically viable basis, and in some cases, hedging arrangements may result in additional costs being incurred or losses being greater than if hedging had not been used. Currency exchange rates can fluctuate significantly for many reasons.
Derivative transactions in foreign currencies (such as futures, forwards, options and swaps) may involve leverage risk in addition to currency risk.
In purchasing or selling local currency to fund trades denominated in that currency, the Fund is exposed to the risk that the value of the foreign currency will increase or decrease, which may impact the value of the Fund’s investments in foreign currencies, securities denominated in foreign currencies, derivatives that provide exposure to foreign currencies and the Fund’s income available for distribution. Some countries have and may continue to adopt internal economic policies that affect their currency valuations in a manner that may be disadvantageous for
U.S. investors or U.S. companies seeking to do business in those countries. For example, a foreign government may unilaterally devalue its currency against other currencies, which typically would have the effect of reducing the
U.S. dollar value of investments denominated in that currency. In addition, a country may impose formal or informal currency exchange controls. These controls may restrict or prohibit the Fund’s ability to repatriate both investment capital and income, which could undermine the value and liquidity of the Fund’s portfolio holdings and potentially place the Fund’s assets at risk of total loss. As a result, if the exchange rate for any such currency declines after the Fund’s income has been earned and converted into U.S. dollars but before payment to shareholders, the Fund could be required to liquidate portfolio investments to make such distributions. Similarly, if the Fund incurs an expense in U.S. dollars and the exchange rate declines before the expense is paid, the Fund would have to convert a greater amount to U.S. dollars to pay for the expense at that time than it would have had to convert at the time the Fund incurred the expense.
Risk of Investments in Other Pooled Investment Vehicles.
Investing in another pooled investment vehicle,
including securitization vehicles that issue asset-backed securities, including mortgage-backed securities, exposes the Fund to all of the risks of that vehicle’s investments. The Fund bears its pro rata share of the expenses of any such vehicle, in addition to its own expenses. The values of other pooled investment vehicles are subject to change as the values of their respective component assets fluctuate. To the extent the Fund invests in managed pooled investment vehicles, the performance of the Fund’s investments in such vehicles will be dependent upon the investment and research abilities of persons other than the Adviser. The securities offered by such vehicles typically are not registered under the securities laws because they are offered in transactions that are exempt from registration.
Market Risk.
The value of the Fund’s investments may decline, sometimes rapidly or unpredictably, due to general economic conditions that are not specifically related to a particular issuer or borrower, such as real or perceived adverse economic or political conditions throughout the world, inflation, changes in interest or currency rates or adverse investor sentiment generally. The value of the Fund’s investments also may decline because of factors that affect a particular industry or industries. These risks may be particularly acute for the Fund, as alternative lending is a new and evolving industry. Additionally, the Fund’s performance may be negatively impacted by current market factors such as military conflicts abroad, global supply chain issues and inflation.
Volatility Risk.
The market value of the alternative lending-related securities to which the Fund has exposure may increase or decrease, sometimes rapidly and unpredictably, based upon changes in an issuer’s financial condition and/or overall market and economic conditions. Because many of the Fund’s investments may be illiquid and/or below investment grade (or unrated, but of a similar quality), the Fund may be subject to increased volatility risk. In addition, the Fund’s use of leverage increases the volatility of the Fund’s value.
Management and Operational Risk; Cyber-Security Risk.
The Fund is subject to management risk because it
relies on the Adviser’s ability to achieve its investment objective. The Fund runs the risk that the Adviser’s investment techniques will fail to produce desired results and cause the Fund to incur significant losses. The
Adviser may select investments that do not perform as anticipated by the Adviser, may choose to hedge or not to hedge positions at disadvantageous times and may fail to use derivatives effectively.
Any imperfections, errors, or limitations in quantitative analyses and models used by the Adviser as part of its investment process could affect the Fund’s performance. Models that appear to explain prior market data can fail to predict future market events. Further, the data used in models may be inaccurate or may not include the most recent information about a company or a security.
The Fund is also subject to the risk of loss as a result of other services provided by the Adviser and other service providers, including pricing, administrative, accounting, tax, legal, custody, transfer agency and other services.
Operational risk includes the possibility of loss caused by inadequate procedures and controls, human error and cyber attacks, disruptions and failures affecting, or by, a service provider. For example, trading delays or errors
(both human and systematic) could prevent the Fund from benefiting from potential investment gains or avoiding losses.
The Fund and its service providers’ use of internet, technology and information systems may expose the Fund to potential risks linked to cyber-security breaches of those technological or information systems. Cyber-security breaches could allow unauthorized parties to gain access to proprietary information, customer data or Fund assets, or cause the Fund or its service providers to suffer data corruption or lose operational functionality. With the increased use of technology, mobile devices and cloud-based service offerings and the dependence on the internet and computer systems to perform necessary business functions, investment companies (such as the Fund) and their service providers (including the Adviser) may be prone to operational and information security risks resulting from cyber attacks and/or other technological malfunctions. In general, cyber attacks are deliberate, but unintentional events may have similar effects. Cyber attacks include, among others, stealing or corrupting data maintained online or digitally, preventing legitimate users from accessing information or services on a website, ransomware, releasing confidential information without authorization, and causing operational disruption. Successful cyber attacks against, or security breakdowns of, the Fund, the Adviser, or the custodian, transfer agent, or other third-party service provider may adversely affect the Fund or its shareholders. For instance, cyber attacks may interfere with the processing of shareholder transactions, interfere with quantitative models, affect the Fund’s ability to calculate its

NAV, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, result in theft of Fund assets, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and additional compliance costs. Similar types of cyber-security risks are also present for issuers of securities in which the Fund invests, such issuers’ counterparties or the alternative-lending platforms from which the Fund purchases alternative lending-related securities, which could result in material adverse consequences for such issuers or market participants, and could cause the Fund’s investment in such securities to lose value. While the Adviser has established business continuity plans and systems that it believes are reasonably designed to prevent cyber attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been, or cannot be, identified. Service providers may have limited indemnification obligations to the Adviser or the Fund, each of whom could be negatively impacted as a result.
Alternative Lending Platform Operational and Technology Risk.
Alternative lending-related securities are
typically originated and/or documented in electronic form and there are ordinarily no tangible written documents evidencing such loans or any payments owed thereon. In addition, the Fund depends on electronic systems maintained by the custodian and the alternative lending platforms or their affiliates or service providers to maintain records, evidence ownership of the Fund’s investments and of the collateral securing certain loans the Fund may have exposure to, appropriately safeguard such investments and collateral, service and administer such investments and manage collateral, if any. This means the Fund is vulnerable to the risks associated with such electronic systems, including, among others: power loss, computer systems failures and internet, telecommunications or data network failures; operator negligence or improper operation by, or supervision of, employees; physical and electronic loss of data or security breaches, misappropriation and similar events; computer viruses; cyber attacks, intentional acts of vandalism and similar events; and hurricanes, fires, floods and other natural disasters.
In addition, alternative lending platforms rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. Such software may contain errors or flaws. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which a platform relies may result in a negative experience for borrowers who use the platform, delay introductions of new features or enhancements, result in errors or compromise the platform’s ability to protect borrower or investor data or its own intellectual property. Any errors, flaws or defects discovered in the software on which a platform relies could negatively impact operations of the platform and the ability of the platform to perform its obligations with respect to the loans or collateral associated with the platform. The electronic systems on which platforms rely may be subject to cyber attacks that could result, among other things, in data breaches, the release of confidential information and lost collateral and thus expose the platform to significant liability. A security breach could also irreparably damage a platform’s reputation and thus its ability to continue to operate its business.
In addition, despite any security measures established to safeguard the information in these systems, the highly automated nature of a platform or other service provider involved in the alternative lending process and of the digital nature of certain forms of non-traditional collateral may make it an attractive target and potentially more vulnerable to cyber attacks, computer viruses, physical or electronic break-ins, employee error, malfeasance and similar disruptions, which could negatively affect the Fund. If a platform or other service provider were unable to prevent such malicious activity, the breach could compromise the systems and result in the theft, loss or public dissemination of collateral or the information stored therein. As a result, the platform or other service provider or a borrower could suffer, among other things, financial loss, the disruption of its business, liability to third parties, regulatory intervention, the loss of collateral or reputational damage and the platform’s or other service provider’s ability to fulfill its servicing or other obligations would be adversely affected, which may adversely affect the Fund.
Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the platforms or other service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, certain legal or regulatory provisions may require companies to notify individuals of data security breaches involving their personal data. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in software are exposed and exploited, relationships with borrowers and investors could be severely damaged.
Any failure of the systems technology on which the Fund relies, or other similar issues, could have a material adverse effect on the ability of the Fund to acquire, monitor or otherwise transact in alternative lending-related securities and, therefore, may impact the performance of the Fund.

A platform may rely on data centers or third-party service providers or vendors to deliver its services or maintain custody of certain forms of collateral. Any disruption of the businesses of such third parties, which may be subject to all of the foregoing risks, could similarly impede the platform’s business and operations or could interrupt or delay a platform’s ability to deliver on its obligations. As described in “—Risks Relating to Collateral or
Guarantees” above, there are operational risks relating to collateral held by a custodian, which may be the alternative lending platform, a custodial agent and/or the borrower.
These potential risks may cause a decrease in the amount of loans acquired by the platforms, which may directly affect the Fund and its ability to achieve its investment objective. The potential for security breaches may also adversely affect the Fund due to its reputational impact on the platforms and wider effect on the alternative lending industry as a whole. Any of the foregoing failures or disruptions could have a material adverse effect on the performance of the Fund.
Derivatives Risk.
The Fund may invest in a variety of derivatives, including futures contracts, forward contracts, swaps and other exchange-traded and over-the-counter (“OTC”) derivatives contracts. The use of derivatives involves risks that are in addition to, and potentially greater than, the risks of investing directly in securities and other more traditional assets. Derivatives are financial contracts the value of which depends on, or is derived from, an asset or other underlying reference. Derivatives involve the risk that changes in their value may not move as expected relative to changes in the value of the underlying investment they are designed to track. The Fund may invest in derivatives for investment purposes and for hedging and risk management purposes. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment option, rather than solely to hedge the risk of a position held by the Fund. See the Statement of Additional Information for
additional information of the various types and uses of derivatives in the Fund’s strategies.
OTC derivatives are not traded on exchanges or standardized; rather, banks and dealers act as principals in these markets negotiating each transaction on an individual basis. There have been periods during which certain banks or dealers have refused to quote prices for OTC derivatives contracts or have quoted prices with an unusually wide spread between the price at which they are prepared to buy and the price at which they are prepared to sell. There is no limitation on the daily price movements of OTC derivatives. Principals in the OTC derivatives markets have no obligation to continue to make markets in the OTC derivatives traded.
The Fund’s use of OTC derivatives exposes it to the risk that the counterparties will be unable or unwilling to make timely settlement payments or otherwise honor their obligations. An OTC derivatives contract typically can be closed only with the consent of the other party to the contract. If the counterparty defaults, the Fund will still have contractual remedies but may not be able to enforce them. In addition, in the event of a counterparty bankruptcy, the
Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding or may obtain a limited or no recovery of amounts due to it under the derivative contract, including the return of any collateral that has been provided to the counterparty. Because the contract for each OTC derivative is individually negotiated, the counterparty may interpret contractual terms differently than the
Fund and, if it does, the Fund may decide not to pursue its claims against the counterparty to avoid incurring the cost and unpredictability of legal proceedings. The Fund, therefore, may be unable to obtain payments the Adviser believes are owed to it under OTC derivatives contracts, or those payments may be delayed or made only after the
Fund has incurred the costs of litigation.
Derivatives also present other risks described herein, including market risk, illiquidity risk, currency risk and credit/counterparty risk. OTC derivatives are generally highly illiquid. Many derivatives, in particular OTC derivatives, are complex and their valuation often requires modeling and judgment, which increases the risk of mispricing or improper valuation. The pricing models used may not produce valuations that are consistent with the values the Fund realizes when it closes or sells an OTC derivative. Valuation risk is more pronounced when the
Fund enters into OTC derivatives with specialized terms because the value of those derivatives in some cases is determined only by reference to similar derivatives with more standardized terms. As a result, incorrect valuations may result in increased cash payments to counterparties, undercollateralization and/or errors in the calculation of the Fund’s NAV.
The Fund’s use of derivatives may not be effective or have the desired results. Moreover, suitable derivatives will not be available in all circumstances. The Adviser may decide not to use derivatives to hedge or otherwise reduce the Fund’s risk exposures, potentially resulting in losses for the Fund.

Derivatives in which the Fund may invest may have embedded leverage (i.e., a notional value in excess of the assets needed to establish and/or maintain the derivative position). As a result, adverse changes in the value or level of the underlying investment may result in a loss substantially greater than the amount invested in the derivative itself. See “Borrowing and Leverage Risk” above.
The Fund’s use of derivatives may be subject to special tax rules, which are in some cases uncertain under current law and could affect the amount, timing and character of distributions to shareholders. See “Distributions and
U.S. Federal Income Tax Matters” below.
The Fund may invest in derivatives that (i) do not require the counterparty to post collateral (e.g., foreign currency forwards), (ii) require a counterparty to post collateral but do not provide for the Fund’s security interest in it to be perfected, (iii) require a significant upfront deposit by the Fund unrelated to the derivative’s intrinsic value or (iv)
do not require that collateral be regularly marked-to-market. When a counterparty’s obligations are not fully secured by collateral, the Fund runs the risk of having limited recourse if the counterparty defaults. Even when obligations are required by contract to be collateralized, the Fund often will not receive the collateral the day the collateral is required to be posted. When a counterparty’s obligations are not fully secured by a perfected security interest in collateral, the Fund runs a greater risk of not being able to recover what it is owed if the counterparty defaults because it is essentially an unsecured creditor of the counterparty. Also, in the event of a counterparty’s (or its affiliate’s) insolvency, the possibility exists that the Fund’s ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated under new special resolution regimes adopted in the United States, the European Union and various other jurisdictions. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, the regulatory authorities could reduce, eliminate, or convert to equity the liabilities to the Fund of a counterparty who is subject to such proceedings in the European Union (sometimes referred to as a “bail in”).
The Fund may invest in derivatives with a limited number of counterparties and events affecting the creditworthiness of any of those counterparties may have a pronounced effect on the Fund. The Fund may be required to provide more margin for its derivatives investments during periods of market disruptions or stress.
Rule 18f-4 provides for the regulation of a registered investment company’s use of derivatives and certain related instruments.
As
required by Rule 18f-4
,
the Fund will adopt and implement a derivatives risk management program to govern its use of derivatives and
will appoint a derivatives risk manager who conducts periodic reviews of the program prior to relying on Rule
18f-4.
The Fund’
s derivatives
risk management
program will include
policies and
procedures
that are
reasonably designed to manage the
Fund
’
s derivatives
risks. In accordance with Rule
18f-4,
most investments or trading practices that involve contractual obligations to pay in the future described above under
“Borrowing and Leverage” are considered to be derivatives, and the Fund’s derivatives exposure (including its use of reverse repurchase agreements, which the Fund has elected to treat as derivatives under Rule
18f-4) will be
limited through a value-at-
risk
(“VaR”) test
. Rule 18f-4
may restrict
the Fund’s ability to engage in certain
derivatives transactions
and/or increase the costs of such derivatives transactions
, which
may
adversely affect the
value
of the Fund’s investments and/
or performance of the Fund.
Specific risks involved in the use of certain types of derivatives in which the Fund may invest include:
Futures Risk.
A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. There can be no guarantee that there will be a correlation between price movements in the futures and in the underlying reference asset positions underlying the futures contract. Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. Futures prices have occasionally moved beyond the daily limits for several consecutive days with little or no trading. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract, and the Fund would remain obligated to meet margin requirements until the position is closed. If the Fund were to borrow money to use for trading purposes, the effects of such leverage would be magnified. Cash posted as margin in connection with the Fund’s futures contracts will not be available to the Fund for investment or other purposes. In addition, the Fund’s futures broker may limit the
Fund’s ability to invest in certain futures contracts. Such restrictions may adversely affect the Fund’s performance and its ability to achieve its investment objective. In connection with futures contracts and options on futures contracts, the Fund (directly or through a Subsidiary) typically posts margin directly to the
FCM, who is expected typically to rehypothecate the margin to an exchange or clearinghouse. Prior to rehypothecation, such margin may be held by the FCM in commingled accounts with margin from other clients of the FCM. The margin maintained by the FCM is not subject to the regulatory protections provided by bank custody arrangements. If margin is posted to the FCM and rehypothecated, neither the Fund nor the FCM to whom the margin was posted will have custody of the margin. If margin posted by the Fund is not maintained with the Fund's custodian, the Fund is fully exposed to the fraud and unsecured credit risk of the FCM to whom the margin is posted.
The CFTC and certain exchanges have established (and continue to evaluate and revise) limits, referred to as
“position limits,” on the maximum net long or net short positions that any person or entity may hold or control in particular futures and options contracts (and certain related swap positions). Unless an exemption applies, all positions owned or controlled by the same person or entity, even if in different accounts, must be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that positions held by different clients managed by the Adviser and its affiliates may be aggregated for this purpose. Therefore, the trading decisions of the Adviser may have to be modified or positions held by the Fund may have to be liquidated in order to avoid exceeding such limits. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the profitability of the Fund. A violation of position limits could also lead to regulatory action materially adverse to the Fund’s investment strategy.
Forwards Risk.
Forward contracts are subject to some of the same risks as futures described above. However, forwards are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets negotiating each transaction on an individual basis. Trading in forward contracts is generally unregulated. There is no limitation on the daily price movements of forward contracts. Principals in the forward markets have no obligation to continue to make markets in the forward contracts traded. There have been periods during which certain banks or dealers have refused to quote prices for forward contracts or have quoted prices with an unusually wide spread between the price at which they are prepared to buy and that at which they are prepared to sell. Disruptions can occur in the forward markets because of unusually high trading volume, political intervention or other factors. For example, the imposition of credit controls by governmental authorities might limit forward trading, to the possible detriment of the Fund.
Swaps Risk.
The use of swaps involves investment techniques and risks that are different from those associated with portfolio security transactions. These instruments typically are not traded on exchanges; under recently adopted rules and regulations, however, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared (“cleared swaps”). For OTC swaps, there is a risk that the other party to certain of these instruments will not perform its obligations to the Fund or that the Fund may be unable to enter into offsetting positions to terminate its exposure or liquidate its position under certain of these instruments when it wishes to do so. Such occurrences could result in losses to the Fund. For cleared swaps, the Fund’s counterparty is a clearinghouse rather than a bank or broker. Since the Fund is not a member of the clearinghouses and only members of a clearinghouse
(“clearing members”) can participate directly in the clearinghouse, the Fund holds cleared swaps through accounts at clearing members. In cleared swaps, the Fund makes payments (including margin payments) to and receives payments from a clearinghouse through its account at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearinghouse.
In some ways, cleared swap arrangements are less favorable to funds than bilateral arrangements. For example, the Fund may be required to provide more margin for cleared swaps positions than for bilateral derivatives positions. Also, in contrast to a bilateral derivatives position, following a period of notice to the Fund, a clearing member generally can require termination of an existing cleared swap position at any time or an increase in margin requirements above the margin that the clearing member required at the beginning of a transaction. Clearinghouses also have broad rights to increase margin requirements for existing positions or to terminate those positions at any time. Any increase in margin requirements or termination of existing cleared derivatives positions by the clearing member or the clearinghouse could interfere with the ability of the Fund to pursue its investment strategy. Further, any increase in margin requirements by a clearing member could expose the Fund to greater credit risk to its clearing member because margin for cleared swaps positions in excess of a clearinghouse’s margin requirements typically is held by the clearing member. Credit risk of market participants with respect to derivatives that are centrally cleared is concentrated in a few cle
ari
nghouses, and it is not clear how an insolvency proceeding of a clearinghouse would be conducted and what impact an insolvency of a clearinghouse would have on the financial system. The Fund might not be fully protected in the event of the bankruptcy of the Fund’s clearing member because the Fund would be limited to recovering only a pro rata share of the funds held by the clearing member on behalf of customers for cleared derivatives. Although a clearing member is required to segregate assets from customers with respect to cleared derivatives positions from the clearing member’s proprietary assets, if a clearing member does not comply with the applicable regulations, or in the event of fraud or misappropriation of customer assets by a clearing member, the Fund could have only an unsecured creditor claim in an insolvency of the clearing member with respect to the assets held by the clearing member.
Also, the Fund is subject to risk if it enters into a derivatives transaction that is required to be cleared (or that the Adviser expects to be cleared), and no clearing member is willing or able to clear the transaction on the
Fund’s behalf. In those cases, the position might have to be terminated, and the Fund could lose some or all of the benefit of the position, including loss of an increase in the value of the position and loss of hedging protection. In addition, the documentation governing the relationship between the Fund and clearing members is drafted by the clearing members and generally is less favorable to the Fund than typical bilateral derivatives documentation.
Additionally, some types of cleared derivatives are required to be executed on an exchange or on a swap execution facility. A swap execution facility is a trading platform where multiple market participants can execute derivatives by accepting bids and offers made by multiple other participants in the platform. While this execution requirement is designed to increase transparency and liquidity in the cleared derivatives market, trading on a swap execution facility can create additional costs and risks for the Fund. For example, swap execution facilities typically charge fees, and if the Fund executes derivatives on a swap execution facility through a broker intermediary, the intermediary may impose fees as well. Also, the Fund may be required to indemnify a swap execution facility, or a broker intermediary who executes cleared derivatives on a swap execution facility on the Fund’s behalf, against any losses or costs that may be incurred as a result of the
Fund’s transactions on the swap execution facility.
The U.S. government and the European Union have adopted mandatory minimum margin requirements for bilateral derivatives. As a general matter, under such requirements, the Fund’s transactions are subject to variation margin requirements and, depending on the aggregate notional value of bilateral derivatives entered into by the Fund, initial margin requirements may apply in the near future. Such requirements could increase the amount of margin the Fund needs to provide in connection with its derivatives transactions and, therefore, make derivatives transactions more expensive.
These and other new rules and regulations could, among other things, further restrict the Fund’s ability to engage in, or increase the cost to the Fund of, derivatives transactions, for example, by making some types of derivatives no longer available to the Fund, increasing margin or capital requirements or otherwise limiting liquidity or increasing transaction costs. Certain aspects of these regulations are still being implemented, so their potential impact on the Fund and the financial system is not yet known. While the regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency or other challenges simultaneously), there is no assurance that they will achieve that result, and in the meantime, as noted above, central clearing and related requirements expose the Fund to new kinds of costs and risks.
Swap agreements may be subject to contractual restrictions on transferability and termination and they may have terms of greater than seven days. The Fund’s obligations under a swap agreement will be accrued daily
(offset against any amounts owed to the Fund under the swap).
Subsidiary Risk.
By investing through its Subsidiaries, the Fund is exposed to the risks associated with the
Subsidiaries' investments. The investments that may be held by a Subsidiary are generally similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. Subsidiaries are not registered as investment companies under the 1940 Act and are not subject to all of the investor protections of the 1940 Act, although each Subsidiary is managed pursuant to the compliance policies and procedures of the Fund applicable to it. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or such Subsidiary to operate as described in this prospectus and could adversely affect the Fund
Short Sale Risk.
Short sales are transactions in which the Fund sells an asset it does not own to a third party by paying a premium to borrow the asset in anticipation of purchasing the same asset at the market price on a later date to close out the short position. The Fund may incur a loss if the market price of the asset underlying the short sale increases between the date of the short sale and the date on which the Fund must replace the borrowed asset or otherwise close out the transaction and such loss may exceed the initial investment. Under adverse market conditions, the Fund may have difficulty purchasing an asset to meet its short sale delivery obligations, and may have to sell portfolio assets to raise sufficient capital to fulfill its short sale obligations at a disadvantageous time.
Entering into short sales where the Fund does not own the underlying asset creates a form of investment leverage, which can magnify the Fund’s exposure to changes in the value of the asset. Because the Fund may enter into short sales with respect to assets that it does not already own, the loss to the Fund from a short sale is theoretically unlimited, as the potential increase in the market price of the asset is unlimited. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest, or expenses the
Fund may be required to pay in connection with a short sale. There can be no assurance that the Fund will be able to close out a short sales position at an advantageous time or price. To the extent that the Fund enters into short sales for hedging purposes, there can be no guarantee that the investment will be effective; any lack of correlation between the assets used in the short position and the exposure the Fund sought to hedge could result in losses.
Small and Mid-Capitalization Investing Risk.
The Fund may gain exposure to the securities of small
capitalization companies, mid-capitalization companies, recently organized companies and derivative instruments related to those securities. For example, the Fund may invest in equity or debt securities of companies in or related to the alternative lending industry or may gain exposure to the borrowings of such issuers facilitated through an alternative lending platform. Historically, such securities, and particularly securities of smaller capitalization companies, have been more volatile in price than those of larger capitalized, more established companies. Many of the risks that apply to small capitalization companies apply equally to mid-capitalization companies, and such companies are included in the term “small capitalization companies” for the purposes of this risk factor. The securities of small capitalization and recently organized companies pose greater investment risks because such companies may have limited product lines, distribution channels and financial and managerial resources. In particular, small capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to substantial risk of obsolescence;
may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities and a larger number of qualified managerial and technical personnel. The equity securities of alternative lending platforms or other issuers in this industry that are small capitalization companies are often traded over the counter or on regional exchanges and may not be traded in the volumes typical on a national securities exchange. Consequently, the Fund or entities in which the Fund obtains exposure may be required to dispose of such securities or remain in a short position over a longer (and potentially less favorable) period of time than is required to dispose of or close out of a short position with respect to the securities of larger, more established companies. Investments in equity or debt instruments issued by small capitalization companies may also be more difficult to value than other types of securities because of the foregoing considerations as well as, if applicable, lower trading volumes. Investments in companies with limited or no operating histories are more speculative and entail greater risk than do investments in companies with an established operating record.
Tax Risk.
The Fund has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of
Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”) and intends each year to qualify and to be eligible to be treated as such. In order to qualify for such treatment, the Fund must derive at least 90% of its gross income each taxable year from qualifying income, meet certain asset diversification tests at the end of each fiscal quarter, and distribute at least 90% of its investment company taxable income for each taxable year. The
Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in law might affect the
Fund’s ability to qualify for such treatment.
If, in any year, the Fund were to fail to qualify for treatment as a RIC under the Code for any reason, and were not able to cure such failure, the Fund would be treated as a “C corporation” under the Code and, as such, would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as dividends.

Repurchase Offers Risk.
As described under “Periodic Repurchase Offers” below, the Fund is an “interval fund.”
In order to provide liquidity to shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding Shares at NAV, subject to approval of the Board. In all cases such repurchase offers will be for at least 5% and not more than 25%, of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the
1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally are funded from available cash or sales of portfolio securities, which are substantially illiquid.
However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or may force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. In compliance with its procedures, the Fund, to the extent possible, holds at least 5% of net assets in cash or other liquid assets at all times in order to meet its repurchase obligations. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. Although the Fund’s investments are illiquid and the secondary market for its investments is limited, the Fund believes that it would be able to find willing buyers for investments if such sales were ever necessary to supplement such cash generated by payments received in connection with the Fund’s investments. Because the
Fund employs investment leverage, repurchases of Shares compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the
Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders.
Portfolio Turnover.
A change in the securities held by the Fund is known as “portfolio turnover.” If the Fund realizes profits or gains when it sells investments, it generally must pay those profits or gains to shareholders, increasing its taxable distributions, which generally are taxable as ordinary income to shareholders. Increased portfolio turnover may also result in higher brokerage fees or other transaction costs, which can reduce the Fund’s performance. Portfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities.
Temporary Defensive and Interim Investments.
For temporary defensive purposes in times of adverse or
unstable market, economic or political conditions, the Fund can invest up to 100% of its assets in investments that may be inconsistent with its principal investment strategies. Generally, the Fund would invest in money market instruments or in other short-term U.S. or non-U.S. government securities. The Fund might also hold these types of securities as interim investments pending the investment of proceeds from the sale of its Shares or the sale of its portfolio securities or to meet anticipated repurchases of its Shares. To the extent the Fund invests in these securities, it might not achieve its investment objective.
Anti-Takeover Provisions.
The Fund’s Agreement and Declaration of Trust, together with any amendments thereto, includes provisions that could limit the ability of other entities or persons to acq uir
e control of t
he
Fund or convert
the Fund to open-end status.
MANAGEMENT OF THE FUND
Board of Trustees
The Board oversees the conduct of the Fund’s affairs and the Adviser’s management of the Fund.

The Adviser
The Adviser
Stone Ridge acts as the Fund’s investment manager under an Investment Management Agreement (the
“Management Agreement”). Stone Ridge’s principal office is located at One Vanderbilt Avenue, 65th Floor,
New York, New York 10017. As of
May
31
, 2025, Stone Ridge managed client assets of approximately $26 billion.
Stone Ridge is a Delaware limited liability company organized in 2012 and is controlled by Stone Ridge Holdings
Group LP, a holding company for the Adviser and its affiliates.
Under the general oversight of the Board, Stone Ridge has been engaged to carry out the investment and reinvestment of the assets of the Fund, to furnish continuously an investment program with respect to the Fund, to determine which investments should be purchased, sold or exchanged and to implement such determinations by causing the Fund to make investments directly or through a Subsidiary. Stone Ridge compensates all Trustees and officers of the Fund who are members of Stone Ridge’s organization and who render investment services to the
Fund.
The Fund has agreed to pay Stone Ridge as compensation under the Management Agreement a fee in the amount of
1.50% of the average daily net assets of the Fund. Separately from the contractual expense limitation referenced under “Fund Expenses” above, Stone Ridge may voluntarily reimburse any fees and expenses of the Fund but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time. A discussion regarding the considerations of the Fund’s Board for approving the Management Agreement was included in the
Fund’s Annual Report for the period ended February
28
,
2025
.
Pursuant to the Management Agreement, Stone Ridge agrees to manage the investment and reinvestment of the
Fund’s assets, determine what investments will be purchased, held, sold or exchanged by the Fund and what portion, if any, of the assets of the Fund will be held uninvested, and continuously review, supervise and administer the investment program of the Fund. Stone Ridge bears its own operating and overhead expenses attributable to its duties under the Management Agreement (such as salaries, bonuses, rent, office and administrative expenses, depreciation and amortization, and auditing expenses), except that the Fund bears travel expenses (or an appropriate portion thereof) of Trustees or Fund officers who are partners, directors, trustees, or employees of Stone Ridge to the extent that such expenses relate to attendance at meetings of the Board or any committees thereof or advisers thereto, and the Fund bears all or a portion of the expenses related to the Fund’s chief compliance officer, as may be approved by the Board from time to time. To the extent the Adviser receives advisory fees from a Subsidiary, the
Adviser will not receive compensation from the Fund in respect of the assets of the Fund that are invested in such
Subsidiary.
In addition, as described under “Intermediary and Servicing Arrangements” below, the Adviser performs certain services and incurs certain expenses through its employees who are registered representatives of a broker-dealer with respect to the promotion of the Fund’s Shares and the Adviser also performs certain services in connection with the servicing of shareholders. If amounts remain from the intermediary fees paid pursuant to a Distribution and
Servicing Plan (as defined below) and/or the Services Agreement (as defined below) after the intermediaries have been paid, such amounts may be used to compensate the Adviser for the services it provides and for the expenses it bears.
The Fund bears all other costs of its operations, including the compensation of the Independent Trustees; ordinary administrative and operating expenses, including the management fee and all expenses associated with the pricing of Fund assets; risk management expenses; ordinary and recurring investment expenses, including all fees and expenses directly related to portfolio transactions and positions for the Fund’s account (including brokerage, clearing and settlement costs), custodial costs and interest charges; professional fees (including, without limitation, expenses of consultants, experts, and specialists); fees and expenses in connection with repurchase offers and any repurchases of Fund Shares; legal expenses (including legal and other out-of-pocket expenses incurred in connection with the organization of the Fund and the offering of its Shares); accounting and auditing expenses incurred in preparing, printing and delivering all reports (including such expenses incurred in connection with any
Fund document) and tax information for shareholders and regulatory authorities, and all filing costs, fees, travel expenses and any other expenses directly related to the investment of the Fund’s assets. The Fund pays any extraordinary expenses it may incur, including any litigation expenses.

Portfolio Managers
James Egan, Paul Germain, Joseph O, Tomer Seifan and Ross Stevens are the Portfolio Managers of the Fund. Mr.
Germain and Mr. Seifan have been Portfolio Managers of the Fund since inception. Mr. Egan has been a Portfolio
Manager of the Fund since January 2017. Mr. Stevens has been a Portfolio Manager since the Fund’s inception, except for the period from June 2020 to June 2021. Mr. O has been a Portfolio Manager since December 2022.
James Egan.
James Egan, Portfolio Manager of the Fund, is responsible for the day-to-day management of the
Fund and its investments jointly with Mr. Germain, Mr. O, Mr. Seifan and Mr. Stevens. Prior to joining Stone Ridge in 2016, Mr. Egan was the Vice President of Research and Strategy at Evolution Capital Management, where he worked from 2013 to 2016. He started his career at Bridgewater Associates in the Research Department. Mr. Egan
received his BSE from Princeton University in Electrical Engineering.
Paul Germain.
Paul Germain, Portfolio Manager of the Fund, is responsible for the day-to-day management of the
Fund and its investments jointly with Mr. Egan, Mr. O, Mr. Seifan and Mr. Stevens. Prior to joining Stone Ridge in
2015, Mr. Germain was the Global Head of Prime Services at Credit Suisse, where he worked from 2010 to 2015.
Mr. Germain received his MBA from Harvard Business School and his BSE in Management from University of
Pennsylvania (Wharton).
Joseph O.
Joseph O, Portfolio Manager of the Fund, is responsible for the day-to-day management of the Fund and its investments jointly with Mr. Egan, Mr. Germain, Mr. Seifan and Mr. Stevens. Prior to joining Stone Ridge in
2016, Mr. O was an Executive Director at Arden Asset Management, where he worked from 2014 to 2016. Mr. O received his MBA and MSF from Boston College and his BCom in Commerce and Finance from the University of
Toronto.
Tomer Seifan.
Tomer Seifan, Portfolio Manager of the Fund, is responsible for the day-to-day management of the
Fund and its investments jointly with Mr. Egan, Mr. Germain, Mr. O and Mr. Stevens. Prior to joining Stone Ridge in 2015, Mr. Seifan was the Head of Structuring and Solutions for Global Markets in the Americas at BNP Paribas
and led a number of structuring and structured products groups at BNP Paribas from 2008 to 2015. Mr. Seifan received his JD from Georgetown University and his BA from Yale University.
Ross Stevens.
Ross Stevens, Portfolio Manager of the Fund, is responsible for the day-to-day management of the
Fund and its investments jointly with Mr. Egan, Mr. Germain, Mr. O and Mr. Seifan. Mr. Stevens founded Stone
Ridge in 2012. Mr. Stevens received his PhD in Finance and Statistics from the University of Chicago (Booth) and his BSE in Finance from the University of Pennsylvania (Wharton).
Additional Information Regarding the Adviser and Portfolio Managers
The Statement of Additional Information provides additional information about the Adviser, including information about potential conflicts of interest that the Adviser may face in managing the Fund, and about each Portfolio
Manager’s compensation, other accounts managed by each Portfolio Manager and each Portfolio Manager’s ownership of securities in the Fund. The Statement of Additional Information is part of this prospectus and is available free of charge by calling (855) 609-3680 or at www.stoneridgefunds.com. The information (other than this prospectus, including the Statement of Additional Information) contained on, or that can be accessed through,
www.stoneridgefunds.com is not part of this prospectus or the Statement of Additional Information.
Control Persons
A control person is a person who beneficially owns more than 25% of the voting securities of a company. As of
May
31
, 2025, the Fund did not know of any person or entity who “controlled”  the Fund.
The Fund’s Service Providers
Custodians. U.S. Bank NA, located at 1555 N. River Center Drive, Suite 302, Milwaukee, Wisconsin 53212, is the
Fund’s co-custodian. Inspira Financial Trust, LLC located at 2001 Spring Rd #700, Oak Brook, IL 60523 serves as the co-custodian for assets held by the Fund and also as the custodian for assets held by the Funds’ Subsidiaries.
Transfer Agent. U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (the
“Transfer Agent”), located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, is the Fund’s transfer agent and dividend disbursing agent.

Administrator. U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services, (the
“Administrator”), located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, is the Fund’s administrator and accounting agent, performing general administrative tasks for the Fund, including keeping financial books and records of the Fund. The Fund compensates the Administrator at rates that are determined based on the aggregate net assets of the funds in the Stone Ridge fund complex, with each fund paying a pro rata portion of the fee allocated on the basis of the funds’ net assets.
Independent Registered Public Accounting Firm. Ernst & Young LLP, 700 Nicollet Mall, Suite 500, Minneapolis,
Minnesota 55402, serves as the Fund’s Independent Registered Public Accounting Firm, and is registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board.
Legal Counsel. Ropes & Gray LLP, located at 800 Boylston Street, Boston, Massachusetts 02199, acts as legal counsel to the Fund.
Distributions
The Fund currently intends to declare and pay dividends of substantially all net investment income and net realized capital gains at least annually, although the Fund may declare and pay dividends more frequently (e.g., quarterly).
Unless shareholders specify otherwise, dividends will be reinvested in Shares of the Fund. See “Distributions and
U.S. Federal Income Tax Matters” and “Dividend Reinvestment Plan” below. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings or amounts from the Fund’s affiliates (e.g., fees or expenses waived or reimbursed by the Adviser) that are subject to repayment by the Fund.
HOW TO BUY SHARES
The Fund has authorized the Transfer Agent and Distributor to receive orders on its behalf, and the Distributor has authorized select intermediaries to receive orders on behalf of the Fund. These intermediaries may be authorized to designate other intermediaries to receive orders on the Fund’s behalf. The Fund is deemed to have received an order when the Transfer Agent, the Distributor, an intermediary, or if applicable, an intermediary’s authorized designee, receives the order in good order. The Shares will be offered at NAV per share calculated each regular business day.
Investors who invest in the Fund through an intermediary should contact their intermediary regarding purchase procedures. Investors may be charged a fee if they effect transactions through an intermediary.
Shares generally are available for investment only by clients of registered investment advisers and a limited number of certain other Eligible Investors (as defined below). Certain investors may purchase Shares directly from the Fund by first contacting the Adviser at (855) 609-3680 to notify the Adviser of the proposed investment. Once notification has occurred, if approved, the investor will be directed to the Fund’s Transfer Agent to complete the purchase transaction.
All investments are subject to approval of the Adviser, and all investors must complete and submit the necessary account registration forms in good order. The Fund reserves the right to reject any initial or additional investment and to suspend the offering of Shares. Purchase through an intermediary does not affect these eligibility requirements.
A purchase of Shares will be made at the NAV per share next determined following receipt of a purchase order in good order by the Fund, the Transfer Agent, the Distributor, an intermediary or an intermediary’s authorized designee if received at a time when the Fund is open to new investments. A purchase order is in “good order” when the Fund, the Transfer Agent, the Distributor, an intermediary or, if applicable, an intermediary’s authorized designee, receives all required information, including properly completed and signed documents. Once the Fund (or one of its authorized agents described above) accepts a purchase order, you may not cancel or revoke it. The Fund reserves the right to cancel any purchase order it receives if the Fund believes that it is in the best interest of the
Fund’s shareholders to do so.
Clients of investment advisory organizations may also be subject to investment advisory and other fees under their own arrangements with such organizations.
Shares are offered to the following groups of investors (“Eligible Investors”):

1.
Institutional investors, including registered investment advisers (RIAs);
2.
Clients of institutional investors;
3.
Tax-exempt retirement plans of the Adviser and its affiliates and rollover accounts from those plans;
4.
Employees, directors and affiliates of the Adviser and the Fund;
5.
Other fiduciaries investing for their own accounts or for the account of their clients; and
6.
Certain other investors as approved from time to time by the Adviser.
Some intermediaries may impose different or additional eligibility requirements. The Adviser has the discretion to further modify or waive the Fund’s eligibility requirements.
Shares of the Fund generally may be sold only to U.S. citizens, U.S. residents, and U.S. domestic corporations, partnerships, trusts or estates. The Fund reserves the right to refuse any request to purchase Shares. The Shares are subject to the investment minimums described below.
Investment Minimums
The minimum initial investment is $15 million. This minimum investment requirement may be waived or reduced in certain circumstances. For eligibility groups 3, 4, 5 and 6 described above under “How to Buy Shares,” there is no minimum investment requirement. This minimum may be modified and/or applied in the aggregate for certain intermediaries that submit trades on behalf of underlying investors (e.g., registered investment advisers or benefit plans). Differences in the policies of different intermediaries may include different minimum investment amounts.
There is no minimum for subsequent investments.
Other Policies
No Share Certificates.
The issuance of Shares is recorded electronically on the books of the Fund. You will receive a confirmation of, or account statement reflecting, each new transaction in your account, which will also show the total number of Shares of the Fund you own. You can rely on these statements in lieu of certificates. The Fund does not issue certificates representing Shares of the Fund.
Involuntary Redemptions.
The Fund reserves the right to redeem an account if the value of the Shares in the account is $1,000 or less for any reason, including market fluctuation. Before the Fund redeems such Shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the Shares in the account is less than the minimum amount and will allow the shareholder 60 days to make an additional investment in an amount that will increase the value of the account(s) to the minimum amount specified above before the redemption is processed. As a sale of your Fund Shares, this redemption may have tax consequences.
In addition, the Fund reserves the right under certain circumstances to redeem all or a portion of an account, without consent of or other action by the shareholder. The Fund may exercise this right, for example, if a shareholder invests in a share class for which the shareholder was not eligible at the time of investment.
Lost Shareholders, Inactive Accounts and Unclaimed Property.
It is important that each shareholder ensures that
the address on file with the Transfer Agent is correct and current to ensure that the investor receives account statements and other important mailings and that the account is not deemed abandoned in accordance with state law.
Accounts may be deemed abandoned if no activity occurs within the account during the “inactivity period”
specified in the applicable state’s abandoned property laws, which vary by state. The Fund is legally obligated to escheat (or transfer) abandoned property to the appropriate state’s unclaimed property administrator in accordance with statutory requirements. The investor’s last known address of record determines which state has jurisdiction.
While the Transfer Agent will, if it receives returned mail, attempt to locate the investor or rightful owner of the account in accordance with applicable law, if the Transfer Agent is unable to locate the investor and the account is legally considered abandoned, then it will follow the applicable escheatment requirements. It is your responsibility to ensure that you maintain a correct address for your account. Please proactively contact the Transfer Agent toll-free at (855) 609 3680 at least annually to ensure your account remains in active status. The Fund and the
Adviser will not be liable to shareholders or their representatives for good faith compliance with escheatment laws.

Customer Identification Program
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations.
In compliance with the USA PATRIOT Act of 2001, please note that the Transfer Agent or authorized intermediary will verify certain information upon account opening as part of the Trust’s Anti-Money Laundering Program. You will be asked to supply certain required information, such as your full name, date of birth, social security number and permanent street address. If you are opening the account in the name of a legal entity (e.g., partnership, limited liability company, business trust, corporation, etc.), you must also supply the identity of the beneficial owners.
Mailing addresses containing only a P.O. Box may not be accepted.
If the identity of a customer cannot be verified, the account will be rejected or the customer will not be allowed to perform a transaction on the account until the customer’s identity is verified. The Fund also reserves the right to close the account within 5 business days if clarifying information/documentation is not received.
The Fund and its agents will not be responsible for any loss in an investor’s account resulting from the investor’s delay in providing all required identifying information or from closing an account and repurchasing an investor’s
Shares when an investor’s identity is not verified.
The Fund may be required to “freeze” your account if there appears to be suspicious activity or if account information matches information on a government list of known terrorists or other suspicious persons.
Fund Closings
The Fund may close at any time to new investments and, during such closings, only the reinvestment of dividends by existing shareholders will be permitted. The Fund may re-open to new investment and subsequently close again to new investment at any time at the discretion of the Adviser. During any time the Fund is closed to new investments, Fund shareholders will continue to be able to participate in periodic repurchase offers, as described below.
PERIODIC REPURCHASE OFFERS
The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. Except as permitted by the Fund’s interval structure, no shareholder has the right to require the Fund to repurchase its Shares. No public market for
Shares exists, and none is expected to develop in the future. Consequently, shareholders generally are not able to liquidate their investment other than as a result of repurchases of their Shares by the Fund.
The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at
NAV on a regular schedule. The schedule requires the Fund to make repurchase offers every three months.
Repurchase Process
The Fund makes quarterly repurchase offers in the months of February, May, August and November. Upon the commencement of a repurchase offer (which the Fund expects to commence approximately mid-month in each of the foregoing months), the Fund will send written notice to each shareholder setting forth, among other things:
●
The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed,
●
The Repurchase Request Deadline and the Repurchase Pricing Date (see below),
●
The date by which the Fund will pay to shareholders the proceeds from their Shares accepted for repurchase,

●
The NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV,
●
The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline, and
●
The circumstances in which the Fund may suspend or postpone the repurchase offer.
The repurchase request deadline, which is the date by which shareholders wishing to tender Shares for repurchase must respond to the repurchase offer (the “Repurchase Request Deadline”), will be at least 21 days, and not more than 42 days, after the commencement of the applicable repurchase offer, as specified in the applicable written notice. The Repurchase Request Deadline will be strictly observed. If a shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the
Repurchase Request Deadline.
The Fund anticipates that the repurchase pricing date, the date on which the repurchase price for Shares is determined (the “Repurchase Pricing Date”), will ordinarily be the same day as the Repurchase Request Deadline, but in no event will be (i) prior to the close of business on the day of the Repurchase Request Deadline or (ii) more than 14 days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).
The Fund typically distributes payment to shareholders five business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date (the “Repurchase Payment
Deadline”). The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the
Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and the
Repurchase Pricing Date (if they are different dates) or between the Repurchase Pricing Date and Repurchase
Payment Deadline. The method by which the Fund calculates NAV is discussed below under “Determination of Net
Asset Value.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by calling the Fund’s Transfer Agent at (855) 609-3680.
The Fund does not currently charge a repurchase fee. However, the Fund may in the future determine to deduct from the repurchase proceeds a repurchase fee, payable to the Fund, to compensate the Fund for expenses directly related to the repurchase. Any such fee will not exceed 2% of the proceeds of a repurchase offer.
Suspension or Postponement of Repurchase Offers
The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the
1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of
Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.
The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a
RIC
under Subchapter M of Chapter 1 of the Code; (2) for any period during which the New York Stock Exchange (“NYSE”) or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.
Oversubscribed Repurchase Offers
There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests.
However, the Fund’s Trustees will set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the
Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender a number of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis.

Notwithstanding the foregoing, under certain circumstances, the Fund may, in its discretion, accept Shares tendered by shareholders who own fewer than 100 Shares and tender all of their Shares for repurchase in a repurchase offer.
In that case, these Shares would be accepted before prorating the Shares tendered by other shareholders. In addition, if a repurchase offer is oversubscribed, the Fund may offer to repurchase additional Shares in an amount determined by the Board that are tendered by an estate (an “Estate Offer”). If an Estate Offer is oversubscribed, the Fund will repurchase such Shares on a pro rata basis. As a result, there can be no assurance that the Fund will be able to repurchase all of the Shares tendered in an Estate Offer.
In addition, if a repurchase offer is oversubscribed as described above, the Fund may also offer to repurchase additional Shares in an amount determined by the Board that are tendered by (i) a trust that funds a tax-qualified defined benefit plan that has terminated or that the sponsor or governing body of such plan has voted to terminate or (ii) a limited liability company that is owned by one or more such trusts (the “Defined Benefit Plan Offer”). A
“tax-qualified defined benefit plan” means a defined benefit plan that is qualified under section 401(a) of the
Internal Revenue Code of 1986, as amended (for example, a corporate defined benefit pension plan or a defined benefit Keogh plan). It does not include, among other things, any defined contribution plan, 401(k) plan or individual retirement account (IRA). If the Defined Benefit Plan Offer is oversubscribed, the Fund will repurchase such Shares on a pro rata basis. As a result, there can be no assurance that the Fund will be able to repurchase all of the Shares tendered in the Defined Benefit Plan Offer.
If the Fund repurchases any Shares pursuant to an Estate Offer or Defined Benefit Plan Offer, this will not affect the number of Shares that it repurchases from other shareholders in the quarterly repurchase offers.
If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the
Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.
There is no assurance that you will be able to tender your Shares when or in the amount that you desire.
Consequences of Repurchase Offers
From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or which mature by the Repurchase
Payment Deadline. The Fund, to the extent possible, holds at least 5% of net assets in cash or other liquid assets at all times in order to meet its repurchase obligations. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to fund Share repurchases.
If the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant number of additional Shares so as to mitigate these effects.
These and other possible risks associated with the Fund’s repurchase offers are described under “Investment
Objective, Strategies, Policies and Risks—Risk Considerations—Repurchase Offers Risk” above. In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Distributions and U.S. Federal
Income Tax Matters” below and “Tax Status” in the Statement of Additional Information.
INTERMEDIARY AND SERVICING ARRANGEMENTS
Foreside Financial Services, LLC, located at Three Canal Plaza, Suite 100, Portland, Maine 04101 (the
“Distributor”), is the principal underwriter and distributor of Shares of the Fund. The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of its contract with the Fund. The Distributor is not obligated to sell any specific number of Shares of the Fund, or to buy any of the Shares.

Shares of the Fund are continuously offered through the Distributor, as the exclusive distributor. The Distributor also acts as agent for the Fund in connection with repurchases of Shares. The Fund has agreed to indemnify the
Distributor and its affiliates against certain liabilities, including certain liabilities arising under the 1933 Act and the
1940 Act. The Distributor has agreed to indemnify the Fund, the Adviser and each Trustee against certain liabilities arising from the Distributor’s breach of any of its obligations, representations, warranties or covenants contained in the distribution agreement or the Distributor’s failure to comply with any applicable securities laws or regulations.
No market currently exists for the Fund’s Shares. The Fund’s Shares are not listed, and the Fund does not currently intend to list its Shares, for trading on any national securities exchange. There is currently no secondary market for the Fund’s Shares, and the Fund does not expect a secondary market in its Shares to develop. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Shares.
Financial intermediaries may provide varying investment products, programs, platforms and accounts for the benefit of shareholders. Such intermediaries generally charge fees in connection with a variety of services, which may include (i) personal and account maintenance services, sub-transfer agency services and custodial services rendered to shareholders who are customers of the intermediary, including electronic transmission and processing of orders, electronic fund transfers between shareholders and the Fund, reinvestment of distributions, settlement and reconciliation of transactions, liaising with the Transfer Agent, facilitation of electronic delivery to shareholders of
Fund documentation, monitoring shareholder accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and other similar services (fees for such services, “servicing fees”) and/or (ii) activities primarily intended to result in the sale of Shares (fees for such services, if any, “distribution fees” and, together with servicing fees, “intermediary fees”). Such fees may be based on the number of accounts or may be a percentage of the average value of accounts for which the intermediary provides services and are intended to compensate intermediaries for their provision of services of the type that would be provided by the Transfer Agent or other service providers if the Shares were registered on the books of the Fund. The Fund does not believe that any portion of fees currently paid to financial intermediaries are for distribution activities.
Intermediary fees may be paid pursuant to a distribution and servicing plan adopted by the Fund at the maximum annual rate of 0.05% (the “Distribution and Servicing Plan”) and servicing fees may be paid pursuant to a services agreement between the Fund and the Adviser (the “Services Agreement”), under which the Fund has appointed the
Adviser as “servicing agent” to compensate financial intermediaries, at an annual rate of 0.05%, in each case calculated as a percentage of the Fund’s average daily net assets. These fees are paid out of the Fund’s assets on an ongoing basis and may be administered or facilitated by the Distributor. Intermediaries generally receive payments pursuant to both the Distribution and Servicing Plan and the Services Agreement. The Adviser performs certain services and incurs certain expenses through its employees who are registered representatives of a broker-dealer with respect to the promotion of the Fund’s Shares and the Adviser also performs certain services in connection with the servicing of shareholders. If amounts remain from the intermediary fees after the intermediaries have been paid, such amounts may be used to compensate the Adviser for the services it provides and for the expenses it bears. The Distributor does not retain any portion of any intermediary fees. To the extent that there are expenses associated with shareholder services that exceed the amounts payable pursuant to the Services Agreement or the
Distribution and Servicing Plan, the Fund will bear such expenses.
DETERMINATION OF NET ASSET VALUE
The NAV per share of the Fund’s Shares is determined by dividing the total value of the Fund’s portfolio investments, cash and other assets, less any liabilities (including accrued expenses or dividends), by the total number of Shares outstanding. The Fund’s Shares are typically valued as of a particular time (the “Valuation Time”)
on each day that the NYSE opens for business.
1
The Valuation Time is ordinarily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time). In unusual circumstances, the Valuation Time may be at a time other than 4:00 p.m. Eastern time, for example, in the event of an earlier, unscheduled close or halt of trading on the
NYSE. Current net asset values per Share of the Fund may be obtained by contacting the Transfer Agent by telephone at (855) 609-3680.

1.
The NYSE is generally open from Monday through Friday, 9:30 a.m. to 4:00 p.m., Eastern Time. NYSE, NYSE Arca,
NYSE Bonds and NYSE Arca Options markets will generally close on, and in observation of the following holidays:
New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Juneteenth,
Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

In accordance with the regulations governing registered investment companies, the Fund’s transactions in portfolio investments and purchases and sales of Fund Shares (which bear upon the number of Fund Shares outstanding) are generally not reflected in the NAV determined for the business day on which the transactions are effected (the trade date), but rather on the following business day.
The Board has approved procedures pursuant to which the Fund values its investments (the “Valuation
Procedures”). The Board has established a Valuation Committee (the “Board Valuation Committee”), which has designated the Adviser to serve as “valuation designee” in accordance with Rule 2a-5 of the 1940 Act and, in that capacity, to bear responsibility for implementing the Valuation Procedures, including performing fair value determinations relating to all investments held by the Fund (as needed), periodically assessing and managing any valuation risks and establishing and applying fair value methodologies, subject to the oversight of the Board
Valuation Committee and certain reporting and other requirements as described in the Valuation Procedures. A committee consisting of personnel of the Adviser (the “Adviser Valuation Committee”) performs certain functions in implementing the Valuation Procedures, including with respect to the performance of fair value determinations.
The Fund’s holdings in whole loans, securitizations and certain other types of alternative lending-related securities are typically fair valued based on prices provided by a third-party pricing service. Each loan and fractional loan is fair valued using inputs that take into account individual borrower-level data (e.g., payment history) that is updated periodically to reflect new information regarding the borrower or loan.
Non-prime money market funds and cash
sweep programs are generally
valued at amortized cost
.
Other debt securities, including corporate and government debt securities (of U.S. or non-U.S. issuers) and municipal debt securities, loans, mortgage-backed securities, collateralized mortgage obligations and other asset-backed securities are valued by an independent pricing service at an evaluated (or estimated) mean between the closing bid and asked prices.
For investments in investment companies that are registered under the 1940 Act (other than non-prime money market funds), the value of the shares of such funds is calculated based upon the NAV per share of such funds.
The prospectuses for such funds explain the circumstances under which they will use fair value pricing and its effects.
Publicly-traded equity securities are valued at the last sale, official close or if there are no reported sales at the mean between the bid and asked price on the primary exchange on which they are traded. The values of the
Fund’s investments in publicly-traded foreign equity securities generally will be the closing or final trading prices in the local trading markets but may be adjusted based on values determined by a pricing service using pricing models designed to estimate changes in the values of those securities between the times in which the trading in those securities is substantially completed and the close of the NYSE.
Exchange-traded derivatives, such as options and futures contracts, are valued at the settlement price on the exchange or mean of the bid and asked prices.
Non-exchange traded derivatives, including swaps, forwards and OTC options, are generally valued on the basis of valuations provided by a pricing service or using quotes provided by a broker/dealer (typically the counterparty).
Reverse repurchase agreements are accounted for at amortized cost.
Generally, the Fund must value its assets using market quotations when they are readily available. If, with respect to any portfolio instrument, market quotations are not readily available or available market quotations are deemed to be unreliable by the Adviser Valuation Committee, then such instruments will be valued as determined in good faith by the Adviser Valuation Committee. In these circumstances, the Fund determines fair value in a manner that seeks to reflect the market value of the security on the valuation date based on consideration by the Adviser Valuation
Committee of any information or factors it deems appropriate.
Fair value pricing may require subjective determinations about the value of a portfolio instrument. Fair values may differ from quoted or published prices, or from prices that are used by others, for the same investments. Also, the use of fair value pricing may not always result in adjustments to the prices of securities or other assets or liabilities held by the Fund. It is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of such security. Thus, fair valuation may have an unintended dilutive or accretive effect on the value of shareholders’ investments in the Fund.

A substantial portion of the Fund's investments are U.S. dollar-denominated investments. Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of the Fund's Shares may be affected by changes in the value of currencies in relation to the U.S. dollar. International markets are sometimes open on days when U.S. markets are closed, which means that the value of foreign securities owned by the Fund could change on days when Fund Shares cannot be bought or sold. The value of investments traded in markets outside the U.S. or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed, and the NAV of the Fund's Shares may change on days when an investor is not able to purchase or sell Shares in connection with a periodic repurchase offer. The calculation of the Fund's NAV may not take place contemporaneously with the determination of the prices of foreign securities used in NAV calculations.
DISTRIBUTIONS AND U.S. FEDERAL INCOME TAX MATTERS
It is the Fund’s policy to make distributions at least annually of all or substantially all of its net investment income and net realized capital gains, if any. If you elect to reinvest distributions, your distributions will be reinvested in additional Shares of the same share class of the Fund at the NAV calculated as of the payment date. The Fund will pay distributions on a per-share basis. As a result, on the ex-dividend date of such a payment, the NAV of the Fund will be reduced by the amount of the payment.
This section summarizes some of the important U.S. federal income tax consequences of investing in the Fund. This discussion does not address all aspects of taxation that may apply to shareholders or to specific types of shareholders such as tax-deferred retirement plans and persons who are not “United States persons” within the meaning of the Code. You should consult your tax adviser for information concerning the possible application of
U.S. federal, state or local or non-U.S. tax laws to you. Please see the Statement of Additional Information for
additional information regarding the tax aspects of investing in the Fund.
The Fund has elected to be treated as a RIC under Subchapter M of the Code and intends each year to qualify and to be eligible to be treated as such. A RIC generally is not subject to U.S. federal income tax at the fund level on income and gains that are timely distributed to shareholders. To qualify for treatment as a RIC, the Fund must meet certain income, asset diversification and distribution requirements.
The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in law might affect the
Fund’s ability to qualify for such treatment. Failure of the Fund to qualify and be eligible to be treated as a RIC would result in fund-level taxation and, consequently, a reduced return on your investment. The Fund could in some cases cure such failure, including by paying a Fund-level tax or interest, making additional distributions, or disposing of certain assets.
The Fund invests in one or more wholly-owned Subsidiaries. Each existing Subsidiary is, and it is currently expected that any such future Subsidiary will be, a disregarded entity for U.S. federal income tax purposes. In the case of a Subsidiary that is a disregarded entity for such purposes, for U.S. federal income tax purposes (i) the Fund is treated as owning such Subsidiary’s assets directly; (ii) any income, gain, loss, deduction or other tax items arising in respect of such Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund; and (iii) any distributions the Fund receives from such Subsidiary will have no effect on the Fund’s
U.S. federal income tax liability.
The Fund intends to be treated as a “dealer in securities” within the meaning of Section 475(c)(1) of the Code.
Section 475 of the Code requires that a dealer must generally “mark-to-market” all the securities which it holds at the close of any taxable year. Any gain or loss realized or deemed realized with respect to a security held by a dealer, regardless of whether such gain or loss is realized as a result of an actual disposition or a deemed disposition under the mark-to-market rule, is generally treated as ordinary income or loss. The mark-to-market rule does not apply to any security held for investment that the dealer properly identifies as such.
As a result of its status as a dealer in securities, most or all of the investments held by the Fund at the end of each taxable year are “marked-to-market” under Section 475 of the Code with the result that unrealized gains or losses are treated as though they were realized. These deemed realized gains and losses, as well as gains and losses actually realized during the taxable year due to an actual disposition of a security that would have been marked to market if held at the end of the year, are generally treated as ordinary gain or loss. The Fund’s status as a dealer in securities may affect the amount, timing and character of the Fund’s distributions, including by causing substantially all of the Fund’s distributions to be taxable to shareholders as ordinary income. The mark-to-market rules under Section 475 of the Code may not apply to all of the Fund’s investments; in such instances, other rules of the Code, including in some cases the mark-to-market rules of Section 1256 of the Code, will apply to determine the amount, timing and character of income.
The tax treatment of the Fund’s investments in the securities of special purpose entities that acquire and hold alternative lending-related securities will depend on the terms of such investments and may affect the amount, timing or character of income recognized by the Fund and therefore the amount, timing, or character of distributions to shareholders. Because tax rules applicable to these types of investments are in some cases uncertain, an adverse determination or future guidance by the IRS or a change in law might affect the Fund’s ability to qualify as a RIC.
The Fund’s investment in foreign securities may be subject to foreign withholding or other taxes, which may decrease the Fund’s yield on those securities.
In addition, the Fund’s investments in debt instruments, foreign securities, foreign currencies, and options and other derivatives may increase or accelerate the Fund’s recognition of income or gain and may affect the timing, amount or character of the Fund’s distributions.
For U.S. federal income tax purposes, distributions of net investment income are generally taxable to shareholders as ordinary income. As a “dealer in securities,” the Fund does not expect to realize material amounts of capital gains. If, despite its status as a “dealer in securities,” the Fund realizes capital gains, the tax treatment of Fund distributions of such capital gains, if any, is determined by how long the Fund owned (or is deemed to have owned)
the investments that generated them, rather than how long you owned your Shares. Distributions of net capital gains
(the excess of the Fund’s net long-term capital gains over its net short-term capital losses) that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable as long-term capital gains, includable in net capital gain and taxed to individuals at reduced rates. Distributions of net short-term capital gains from the sale or deemed disposition of investments that the Fund owned (or is deemed to have owned) for one year or less will be taxable as ordinary income.
Distributions of investment income properly reported by the Fund as derived from “qualified dividend income,” if any, will be taxed in the hands of individuals at the rates applicable to long-term capital gains, provided that certain holding period and other requirements are met at both the shareholder and Fund level.
If, in and with respect to any taxable year, the Fund makes a distribution to a shareholder in excess of the Fund’s current and accumulated earnings and profits, the excess distribution will be treated as a return of capital to the extent of such shareholder’s tax basis in its Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s tax basis in its Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its Shares.
A 3.8% Medicare contribution tax is imposed on the “net investment income” (as defined in the Code) of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. Net investment income generally includes dividends, interest, and net gains from the disposition of investment property (including the
Fund’s ordinary income dividends, Capital Gain Dividends, and capital gains recognized on the sale, repurchase, or exchange of Fund Shares). Shareholders should consult their tax advisers regarding the effect, if any, that this provision may have on their investment in Fund Shares.
A dividend will be treated as paid on December 31 of a calendar year if it is declared by the Fund in October,
November or December with a record date in such a month and paid by the Fund during January of the following calendar year.
Distributions are taxable to you even if they are paid from income or gains earned by the Fund prior to your investment (and thus were included in the price you paid for your Shares). For example, if you purchase Shares on or just before the record date of a Fund distribution, you will pay full price for the Shares and could receive a portion of your investment back as a taxable distribution. In general, you will be taxed on the distributions you receive from the Fund, whether you receive them as additional Shares or in cash.

Any gain or loss resulting from the sale or exchange of your Shares generally will be treated as a capital gain or loss for U.S. federal income tax purposes, which will be long-term or short-term depending on how long you have held your Shares.
Shareholders who tender all of the Shares they hold or are deemed to hold in response to a repurchase offer generally will be treated as having sold their Shares and generally will recognize a capital gain or loss. If a shareholder tenders fewer than all of its Shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder, and there is a risk that shareholders who do not tender any of their Shares for repurchase will be treated as having received a dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements to qualify for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund Share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied.
In general, dividends (other than Capital Gain Dividends) paid by the Fund to a person who is not a “United States person” within the meaning of the Code (a “non-U.S. shareholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). However, the Code provides a withholding tax exemption, if the Fund so elects, for certain interest-related dividends and short-term capital gain dividends paid to
non-U.S. shareholders.
Sections 1471-1474 of the Code and the U.S. Treasury Regulations and IRS guidance issued thereunder
(collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Fund or its agent may be required to withhold under FATCA 30% of ordinary dividends the Fund pays to that shareholder. If a payment by the Fund is subject to FATCA withholding, the Fund or its agent is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to non-U.S. shareholders described above.
The IRS and the U.S. Department of the Treasury have issued proposed regulations providing that the gross proceeds of share redemptions or exchanges and Capital Gain Dividends the Fund pays will not be subject to
FATCA withholding. Each prospective investor is urged to consult its tax adviser regarding the applicability of
FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary. In addition, non-U.S. countries have implemented or are considering, and may implement, laws similar in purpose and scope to FATCA.
Special tax rules, including certain minimum distribution requirements, apply to investments through defined contribution plans and other tax-qualified plans. The Fund’s structure as an interval fund, pursuant to which the
Fund conducts quarterly repurchase offers which may be oversubscribed, could cause a shareholder to be unable to tender its Shares when or in the amount it desires, which inability may make it difficult for a shareholder that is a tax-qualified plan to meet minimum distribution requirements. Shareholders should consult their tax advisers to determine the suitability of Shares of the Fund as an investment through such plans and the precise effect of such an investment on their particular tax situation.
The discussion above is very general. Please consult your tax adviser about the effect an investment in the Fund could have on your tax situation, including possible U.S. federal, state or local or non-U.S. tax consequences, or about any other tax questions you may have.
DIVIDEND REINVESTMENT PLAN
Dividends and capital gains distributions are treated in accordance with the instructions on your account opening form, and generally either are automatically reinvested, without sales charges, or are distributed to you in cash.
Shares may be distributed in lieu of cash. The number of Shares that will be distributed in lieu of cash is determined by dividing the dollar amount of the distribution to be reinvested by the NAV as of the close of business on the day of the distribution.
Your taxable income will be the same regardless of which option you choose. As long as you hold Fund shares, you may change your election to participate in the dividend reinvestment plan by notifying the Transfer Agent or your financial intermediary, as applicable.

For further information about dividend reinvestment, contact the Transfer Agent by telephone at (855) 609-3680 or contact your financial intermediary.
DESCRIPTION OF THE FUND
The Fund is an investment portfolio of Stone Ridge Trust V (the “Trust”), a statutory trust established under the laws of State of Delaware by the Certificate of Trust dated November 4, 2015. The Trust’s Agreement and
Declaration of Trust (the “Declaration of Trust”) authorizes the issuance of an unlimited number of common Shares of beneficial interest, par value, unless the Trustees shall otherwise determine, $0.001 per share. All Shares have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation.
Shares are, when issued, fully paid and non-assessable by the Fund and have no pre-emptive or conversion rights or rights to cumulative voting.
Shareholders are entitled to share equally in dividends declared by the Board payable to holders of Shares and in the net assets of the Fund available for distribution to holders of Shares upon liquidation after payment of the preferential amounts payable to holders of any outstanding preferred shares.
The Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any shareholder or former shareholder held personally liable for the obligations of the Fund solely by reason of such person’s status as a shareholder or former shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.
Shareholders have no pre-emptive or conversion rights. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Shares.
The Board may classify or reclassify any issued or unissued Shares of the Fund into shares of any class by redesignating such Shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of repurchase of such Shares. Any such classification or reclassification will comply with the provisions of the Declaration of Trust and the 1940 Act.
As of
May
31
, 2025, the following amount of Shares of the Fund was authorized for registration and outstanding:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Common Shares of Beneficial Interest	Unlimited	0	36,690,848
Anti-Takeover Provisions.
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Trust or to change the composition of the Board by discouraging a third party from seeking to obtain control of the Trust. These provisions may have the effect of discouraging attempts to acquire control of the Trust, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of Shares of the Trust that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets or liquidation. Reference should be made to the Declaration of Trust on file with the Commission for the full text of these provisions.
Derivative Actions.
The Declaration of Trust requires that before bringing any derivative action on behalf of the
Fund, shareholders must make a pre-suit demand upon the Board to bring the subject action unless such effort is not likely to succeed. A pre-suit demand shall only be deemed not likely to succeed if a majority of the Board, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not
“independent trustees” (as that term is defined in the Delaware Statutory Trust Act). Unless demand is excused, shareholders in the aggregate holding at least 10% of the Fund’s outstanding shares (or at least 10% of the class to which the action relates) must join the request for the Board to commence such action. In addition, unless demand is excused, the Board must be given a reasonable amount of time to consider the shareholder request, and the Board may retain advisors while considering the merits of the shareholder request. Shareholders bringing a derivative action must undertake to reimburse the Fund for the expenses of any advisor retained to assist in considering the merits of the shareholder request if the Board determines not to take action. These provisions generally apply to claims arising under the federal securities laws. Reference should be made to the Declaration of Trust on file with the Commission for the full text of these provisions.
Jurisdiction and Waiver of Jury Trial.
The Declaration of Trust also provides that any suit, action or proceeding brought by or in the right of any shareholder seeking to enforce any provision of, or based on any matter arising out of or in connection with, the Declaration of Trust or the Fund’s shares shall be brought exclusively in the Court of
Chancery of the State of Delaware or, if such court does not have jurisdiction, then in the Superior Court of the
State of Delaware. The Declaration of Trust also provides that shareholders waive the right to a trial by jury. The requirement that actions may only be brought in the Delaware Court of Chancery or Superior Court do not apply to claims arising under the federal securities laws. Reference should be made to the Declaration of Trust on file with the Commission for the full text of these provisions.
REPORTS TO SHAREHOLDERS
The Fund sends to common shareholders unaudited semi-annual and audited annual reports, including a list of investments held.
ADDITIONAL INFORMATION
The prospectus and the Statement of Additional Information do not contain all the information set forth in the
Registration Statement that the Fund has filed with the Commission. The complete Registration Statement may be obtained from the Commission upon payment of the fee prescribed by its rules and regulations. The Statement of
Additional Information can be obtained without charge by calling (855) 609-3680.
Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this prospectus forms a part, each such statement being qualified in all respects by such reference.

STONE RIDGE’S PRIVACY NOTICE
Stone Ridge’s Commitment to Privacy
Stone Ridge Asset Management LLC (together with its affiliates, “Stone Ridge”) recognizes and respects your privacy. This Privacy Notice describes the types of non-public personal information Stone Ridge obtains, how Stone
Ridge uses that information and to whom Stone Ridge discloses it. Non-public personal information means personally identifiable financial information that is not publicly available and any list, description or other grouping of consumers (and publicly available information pertaining to such consumers) that is derived using any personally identifiable financial information that is not publicly available. If you are an individual investor, this Privacy Notice will be relevant to you directly. If you are providing information to Stone Ridge on behalf of other individuals, such as your employees or clients, this Privacy Notice will be relevant to those individuals, and you should transmit this document to such individuals or otherwise advise them of its content.
Information Stone Ridge Collects About You
Stone Ridge collects the following categories of non-public personal information about you:
●
Information that you provide, which may include your name and address, social security number or tax identification number, date of birth and/or other information;
●
Information about transactions and balances in accounts with Stone Ridge;
●
Information about transactions and balances in accounts with non-affiliated third parties; and
●
Information from consumer reporting agencies, service providers or other sources that may be engaged or consulted in connection with conducting due diligence, know-your-customer, anti-money laundering and other checks required to be performed in relation to admitting new investors.
How Stone Ridge Discloses Your Personal Information
Stone Ridge uses your non-public personal information primarily to complete financial transactions that you request or to make you aware of other financial products and services. Stone Ridge does not sell your non-public personal information to third parties. Below are the details of circumstances in which Stone Ridge may disclose non-public personal information to third parties:
●
To service providers (including financial, technical, marketing and professional service providers and consultants) and financial institutions that provide services to the Stone Ridge, who are required protect the confidentiality of your personal information and to use the information only for the purposes for which it is disclosed to them).
●
To regulatory, self-regulatory, administrative or law enforcement agencies or other oversight bodies in certain circumstances where we are required to share personal information and other information with respect to your interest in an investment with the relevant regulatory authorities. They, in turn, may exchange this information with other authorities, including tax authorities.
●
As authorized, for example, by subscription agreements or organizational documents of an investment and as authorized by you or your designated representatives or other authorized persons.
●
In connection with a corporate transaction
 —
for example, to third parties as part of a corporate business transaction, such as a merger, acquisition, joint venture or financing or sale of company assets.
How Stone Ridge Safeguards and Retains Your Personal Information
Stone Ridge restricts access to non-public personal information about you to its employees and to third parties, as described above. Stone Ridge maintains physical, electronic, and procedural safeguards reasonably designed to protect the confidentiality of your non-public personal information. Despite these security measures that Stone
Ridge has put in place to protect your personal information, no such measures can guarantee security or protect against unauthorized activity. Stone Ridge may retain your personal information for such a period as permitted or required by any applicable laws or regulations and for such a period as may be permitted in accordance with the lawful purposes or legitimate interests outlined above.
Keeping You Informed
Stone Ridge reserves the right to modify this policy at any time and will keep you informed of further changes as required by law.

Stone Ridge Alternative Lending Risk Premium Fund
For More Information
To obtain other information and for shareholder inquiries:

By telephone:	(855) 609-3680
By mail:	Stone Ridge Alternative Lending Risk Premium Fund c/o U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202
On the Internet:	SEC EDGAR database – www.sec.gov

The Fund’s investment company registration number is 811-23120.

Statement of Additional Information
Stone Ridge Trust V
Stone Ridge Alternative Lending Risk Premium Fund
Common Shares	LENDX
July 1, 2025

One Vanderbilt Avenue, 65th Floor
New York, NY 10017
(855) 609-3680

This Statement of Additional Information (“SAI”) describes Stone Ridge Alternative Lending Risk Premium Fund. This SAI is not a prospectus and is only authorized for distribution when preceded or accompanied by the Fund’s current prospectus dated July 1, 2025, as may be supplemented from time to time (the “Prospectus”). This SAI supplements and should be read in conjunction with the Prospectus. A copy of the Prospectus, as well as material incorporated by reference into the Fund’s Registration Statement and other information regarding the Fund, may be obtained without charge by writing the Fund at the address, by calling the toll-free telephone number listed above, by visiting www.stoneridgefunds.com or from the EDGAR database on the Commission’s website (www.sec.gov).

Stone Ridge Trust V
Stone Ridge Alternative Lending Risk Premium Fund
TABLE OF CONTENTS

ADDITIONAL INVESTMENT INFORMATION, RISKS AND RESTRICTIONS
Stone Ridge Alternative Lending Risk Premium Fund (the “Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and is structured as an “interval fund.” The Fund is an investment portfolio of Stone Ridge Trust V (the “Trust”), a Delaware statutory trust organized on November 4, 2015. The Fund’s investment adviser is Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”). Capitalized terms used in this SAI and not otherwise defined have the meanings given to them in the Prospectus.
The Prospectus discusses the investment objective of the Fund, as well as the principal investment strategies it employs to achieve its objective and the principal investment risks associated with those strategies. Additional information about the strategies and other investment practices the Fund may employ and certain related risks of the Fund are described below.
Additional Investment Information and Risks
Additional Information about the Fund’s Investments in Alternative Lending-Related Securities.
Bankruptcy Risk. In the event that a platform or third-party servicer become subject to a bankruptcy, the Fund’s investments in the alternative lending-related securities serviced by such entity may be negatively impacted. Although many of the servicers may have been organized and operated in a manner that is intended to minimize the likelihood that they will become insolvent, if the servicing entity were to become subject to bankruptcy proceedings, payments on the corresponding alternative lending-related securities could be substantially delayed or reduced, and any interest accrued on those obligations may never be paid to investors.
In the event that a platform or issuer becomes subject to bankruptcy, the Fund’s investments in securities issued by the platform or issuer may be negatively impacted. If a platform or issuer becomes subject to bankruptcy proceedings, the Fund can expect to realize on any investments only to the extent that the platform’s or issuer’s creditors are made whole and the platform or issuer still has residual profits that would benefit investors.
In the event that a borrower becomes subject to a bankruptcy proceeding, the Fund’s investments in any loan that is an unsecured obligation of the borrower may be negatively impacted. If a borrower enters bankruptcy, an automatic stay of all proceedings against the borrower’s property will typically be granted. This stay will prevent the platform or third-party servicer from foreclosing on such property unless relief from the stay can be obtained from the bankruptcy court, and there is no guarantee that any such relief will be obtained. The Fund may incur significant legal fees and costs in attempting to obtain relief from a bankruptcy stay from the bankruptcy court and, even if such relief is ultimately granted, it may take several months or more to obtain. In addition, bankruptcy courts have broad powers to permit the sale of any real property free of any lien that a servicer may have, to compel the servicer to accept an amount less than the balance due and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan, all of which could negatively impact the value of the Fund’s investments.
Chargeback Risk. Because the Fund expects to receive payments received by the servicing agent from borrowers, the Fund may be affected by “chargebacks,” which occur when a borrower who has made a payment on an underlying loan has its bank cancel the payment or request a refund of that payment. In the event that a borrower successfully processes a chargeback on a payment after proceeds have been distributed to the Fund, the servicing agent will deduct the amount of that payment from the Fund’s account with the servicing agent and amounts that would otherwise be credited to the Fund’s account (including amounts deposited or that are payable on other loans) are subject to set-off against any such negative cash balance.
Distressed and Defaulted Instruments or Special Situations Investments Risks. The Fund may invest directly or indirectly in securities of financially distressed issuers, which involve substantial risks. The Fund may invest in or acquire loans to companies involved in or undergoing work-outs, liquidations, spinoffs, reorganizations, bankruptcies or other catalytic changes or similar transactions. Such investments may include debtor-in-possession financing. Distressed debt may present a substantial risk of default or may be in default at the time the Fund invests. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment
1

of principal or interest on its investments. In any reorganization or liquidation proceeding relating to an investment in a financially distressed issuer, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. Among the risks inherent in investments in a troubled issuer is that it is often difficult to obtain information as to the true financial condition of the issuer. The Adviser’s judgments about the credit quality of a financially distressed issuer and the relative value of its instruments may prove to be inaccurate. Further, distressed investing gives rise to the risks that the contemplated transaction will be unsuccessful, will be considerably drawn out over time or will result in a distribution of cash or a new security with a value less than the purchase price of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss or, if there is no secondary market for such investment, may be required to hold an investment with little or no value. When dealing with investments in distressed issuers, the Fund may also experience other risks, including legal difficulties and negotiations with creditors and other claimants. Because there is substantial uncertainty concerning the outcome of transactions involving the financially troubled issuers in which the Fund may invest, there is a potential risk of loss by the Fund of its entire investment in such issuers.
Legal and Regulatory Risk. The Fund may be adversely affected by new (or revised) laws or regulations that may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the Commission, the U.S. Federal Reserve, the U.S. Consumer Financial Protection Bureau or other banking or consumer or commercial credit regulators or other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. The Fund may also be adversely affected by changes in the enforcement or interpretation of existing statutes and rules. In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The CFTC, the Commission, the Federal Deposit Insurance Corporation, other regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial action.
New regulations could, among other things, adversely affect the value of the investments held by the Fund, restrict the Fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Fund) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements) and the Fund’s ability to execute certain investment strategies may be adversely affected as a result. It is unclear how the regulatory changes will affect counterparty risk.
If a perception develops that there is or in the future could be renewed regulatory focus on participants who benefit from their participation in any U.S. government-sponsored program, or attempts by legislative and/or regulatory bodies to impose new restrictions and/or taxes and penalties on such participants, possibly even with retroactive effect, then the Fund’s position in such securities may be compromised.
As the alternative lending industry grows, governments and/or other regulatory bodies both inside and outside the U.S. may impose restrictions on participants in the alternative lending industry, including platforms, investors, such as the Fund, or others, that could adversely impact the Fund’s investment performance. Such restrictions could include regulations limiting the Fund’s ability to acquire loans or interests in loans or to collect the stipulated levels of interest on the loans underlying the Fund’s alternative lending-related investments.
Servicer Autonomy Risk. A servicer may be authorized or required to waive or modify non-material terms of a loan, to consent to the postponement of strict compliance with certain non-material terms or to grant a non-material indulgence to a borrower. In the event that a loan is in default or the servicer determines that default is reasonably foreseeable, the servicer may be permitted to waive or modify a material term of a loan, to accept payment of an amount less than the principal balance in final satisfaction of a loan or to grant any indulgence to a borrower, provided that the servicer has reasonably determined that such action will not be materially adverse to the interests of the holders of any security interest in such loan.
Servicer Resources Risk. A platform may derive a substantial amount, if not all, of its revenue from fees generated through making and arranging loans. As a result, a platform may be incentivized to finance as many projects as possible in order to maximize the amount of origination fees it is able to generate. Increased project volume increases the demands on a platform’s servicing resources, which could impact the platform’s ability to devote
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adequate attention and resources to servicing loans. In the event that a platform takes on loan volumes that exceed its ability to service outstanding loans, payments on the Fund’s loans may be adversely affected.
Risks Related to Investments in Receivables or Invoices. The Fund may invest in alternative lending-related securities with exposure to receivables or invoice financing. In making such investments, the Fund is dependent upon the platforms’ ability to monitor and curtail fraud, including factoring fraud, which involves the falsification of invoice documents. False invoices can easily be created online to appear as if they have been issued by legitimate debtors or as if the invoiced amounts are higher than they actually are. Platforms that originate trade receivables financing loans to corporations usually conduct due diligence but do not always conduct on-site visits to verify that the business exists and is in good standing. For this reason, the risk of fraud may be greater with corporate trade receivables. Typically, a platform will seek to validate that the debtor has received the goods or services for which it has been invoiced and is willing to pay the creditor before making the receivables available for investment, although this may not always be the case. There can be no assurance, however, that the debtor will not subsequently dispute the quality or price of the goods or services and withhold payments. Fraud, delays or write-offs associated with such disputes could directly impact the profitability of the Fund’s investments in alternative lending-related securities with exposure to trade receivables. In the event of insolvency of any debtor owing funds on a receivable that the Fund has purchased directly or indirectly, the Fund may only rank as an unsecured creditor. In the case of receivables transferred with recourse, when a debtor defaults on its obligations to the purchaser of the receivable (such as the Fund, directly or indirectly), the seller of the receivable will become obligated to fulfill any remaining invoice amounts owed to the purchaser. In the case of receivables transferred without recourse, the Fund or other direct owner of the receivable will have no such “back-up” obligor in the event of a debtor default. In either scenario, there is a risk that the party with the payment obligation will fail to make payments timely or at all.
Additional Information Regarding Derivatives. In addition to the derivatives transactions described in the Prospectus, the Fund may enter into derivatives contracts with respect to any security or other instrument in which it is permitted to invest or with respect to any related security, instrument or index (“reference instruments” or “reference securities”). The Fund may enter into a variety of derivative contracts, but typically expects to enter into futures contracts and swaps, and may also enter into put and call options or options on futures contracts or other derivatives. This universe of investments is subject to change under varying market conditions and as these instruments evolve over time. The Fund may enter into derivatives contracts with standardized terms and no or few special or unusual components, which are generally traded on an exchange, as well as derivatives with more complex features, such as caps, floors, knock-outs, look-backs or other “exotic” elements, singly or in combination, which are generally traded over the counter. Over-the-counter (“OTC”) derivatives may be standardized or have customized features and may have limited or no liquidity. The Fund’s derivatives contracts may be centrally cleared or settled bilaterally directly with a counterparty. The Fund’s derivatives contracts may be cash settled or physically settled.
The derivatives contracts the Fund may enter into involve substantial risk. Derivatives typically allow the Fund to seek to increase or decrease the level of risk to which it is exposed more quickly and efficiently than transactions in other types of instruments. The Fund incurs costs in connection with opening and closing derivatives positions.
The use of derivatives can lead to losses because of adverse movements in the price or value of the reference instrument, due to failure of a counterparty or due to tax or regulatory constraints. Derivatives may create economic leverage in the Fund, which magnifies the Fund’s exposure to the reference instrument and magnifies potential losses. When derivatives are used to gain or limit exposure to a particular market or market segment, their performance may not correlate as expected to the performance of such market, thereby causing the Fund to fail to achieve its original purpose for using such derivatives. A decision as to whether, when and how to use derivatives involves the exercise of specialized skill and judgment, and a transaction may be unsuccessful in whole or in part because of market behavior, unexpected events or the Adviser’s failure to use derivatives effectively. Derivative instruments may be difficult to value, may be illiquid and may be subject to wide swings in valuation caused by changes in the value of the reference instrument.
Set forth below are additional examples of types of derivatives in which the Fund may invest:
Futures. The Fund may buy and sell a variety of futures contracts that relate to, among other things, interest rate assets (these are referred to as “interest rate futures”), broadly-based securities indices (“stock index
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futures” and “bond index futures”), foreign currencies, commodities and individual equity securities (“single stock futures”). The primary risks associated with the use of futures contracts and options are imperfect correlation, liquidity, unanticipated market movement and counterparty risk.
A broadly-based equity securities index is used as the basis for trading equity index futures. They may in some cases be based on equity securities of issuers in a particular industry or group of industries. An equity index assigns relative values to the securities included in the index and its value fluctuates in response to the changes in value of the underlying securities. A stock index cannot be purchased or sold directly. Bond index futures are similar contracts based on the future value of the basket of securities that comprise the index. These contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction. There is no delivery made of the underlying securities to settle the futures obligation. Either party may also settle the transaction by entering into an offsetting contract.
An interest rate future obligates the seller to deliver (and the purchaser to take) cash or a specified type of debt security to settle the futures transaction. Either party could also enter into an offsetting contract to close out the position. Similarly, a single stock future obligates the seller to deliver (and the purchaser to take) cash or a specified equity security to settle the futures transaction. Either party could also enter into an offsetting contract to close out the position. Single stock futures trade on a very limited number of exchanges, with contracts typically not fungible among the exchanges.
No money (other than execution and exchange fees for listed futures trades) is paid or received by the Fund on the purchase or sale of a future. Upon entering into a futures transaction, the Fund will be required to deposit an initial margin payment with the futures commission merchant (the “FCM”). Initial margin payments will generally be deposited directly with the FCM. As the future is marked to market (that is, its value on the Fund’s books is changed to reflect changes in its market value), subsequent margin payments, called variation margin, will be paid to or by the FCM daily.
At any time prior to expiration of the future, the Fund may elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and any additional cash must be paid by or released to the Fund. All futures transactions (except forward contracts) are effected through a clearinghouse associated with the exchange on which the contracts are traded. Futures prices are highly volatile at times, and are influenced by many external economic, governmental and world events. The low margin deposits normally required in futures trading permits an extremely high degree of leverage, which can result in the Fund experiencing substantial gains or losses due to relatively small price movements or other factors. In addition, futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and, therefore, does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. Futures prices have occasionally moved beyond the daily limits for several consecutive days with little or no trading. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract, and the Fund would remain obligated to meet margin requirements until the position is closed. If the Fund were to borrow money to use for trading purposes, the effects of such leverage would be magnified. Cash posted as margin in connection with the Fund’s futures contracts will not be available to the Fund for investment or other purposes. In addition, the Fund’s futures broker may limit the Fund’s ability to invest in certain futures contracts. Such restrictions may adversely affect the Fund’s performance and its ability to achieve its investment objective.
The Fund may invest in futures contracts on various commodities and options on commodity futures. Compared to investing in futures contracts generally, commodity futures contracts are associated with additional risks including the following:
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Storage. In commodity futures markets there are physical storage costs associated with purchasing the underlying commodity. The price of a commodity futures contract reflects the storage costs of purchasing the physical commodity, including the time value of money invested in the physical commodity. The value of a commodity futures contract may also change to the extent that the storage costs for an underlying commodity change while the Fund is invested in futures contracts on that commodity.
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Reinvestment. In the commodity futures markets, producers of the underlying commodity may decide to hedge the price risk of selling the commodity by selling futures contracts to lock in the price of the commodity at delivery. In order to induce speculators to purchase the other side (the long side) of the same futures contract, the commodity producer generally must sell the futures contract at a lower price than the expected future spot price. Conversely, if most hedgers in the futures market are end-users of the underlying product and are, therefore, purchasing futures contracts to hedge against a rise in commodity prices, then speculators will only sell the other side of the futures contract at a higher futures price than the expected future spot price of the commodity. The changing nature of the participants in the commodity markets will influence whether futures prices are above or below the future spot price, which can have significant implications for the Fund. As a result, when the Adviser reinvests the proceeds from a maturing contract, it may purchase a new futures contract at a higher or lower price than the expected futures spot price of the maturing contract or choose to pursue other investments.
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Speculative Position Limits. The CFTC and U.S. futures exchanges have established limits on the maximum speculative positions in certain futures and options contracts (“position limits”) that any person, or group of persons acting in concert, may hold or control in particular contracts and certain related swaps. The CFTC has proposed a rule, which if adopted, would materially expand the number of futures and options contracts subject to federal limits. For the purpose of complying with position limits, other accounts managed by the Adviser are combined with the positions held by the Fund under the Adviser’s management. This trading could prelude additional trading in such contracts by the Adviser for the account of the Fund.
Swaps. The Fund may enter into swap agreements, including interest rate, total return, credit default and volatility swaps. Swap agreements are two-party contracts entered into primarily by institutional investors for a specified period of time typically ranging from a few weeks to more than one year. The Fund may enter into swap agreements to, among other reasons, gain exposure to certain markets in the most economical way possible, protect against currency fluctuations, or reduce risk arising from a particular portfolio position.
The Fund may enter into swap transactions with certain counterparties pursuant to master netting agreements. A master netting agreement provides that all swaps done between the Fund and that counterparty shall be regarded as parts of an integral agreement. If amounts are payable on a particular date in the same currency in respect of more than one swap transaction, the amount payable shall be the net amount. In addition, the master netting agreement may provide that if one party defaults generally or on any swap, the counterparty can terminate all outstanding swaps with that party. As a result, to the extent the Fund enters into master netting agreements with a counterparty, the Fund may be required to terminate a greater number of swap agreements than if it had not entered into such an agreement, which may result in losses to the Fund. Swap agreements may effectively add leverage to the Fund’s portfolio because the Fund would be subject to investment exposure on the notional amount of the swap.
The Fund may enter into swaps either directly (“unfunded swaps”) or indirectly in the form of a swap embedded within a structured security (“funded swaps”).
The following are additional examples of types of swap transactions in which the Fund may engage:
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Interest Rate Swaps. In an interest rate swap, the Fund and another party exchange the right to receive or the obligation to pay interest on a security or other reference rate. For example, they might swap the right to receive floating rate payments for fixed rate payments. There is a risk that, based on movements of interest rates, the payments made by the Fund under a swap agreement will be greater than the payments it receives.
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Credit Default Swaps. A credit default swap enables an investor to buy or sell protection against a credit event, such as a borrower’s or issuer’s failure to make timely payments of interest or principal, bankruptcy or restructuring. The Fund may seek to enhance returns by selling protection or attempt to mitigate credit risk by buying protection against the occurrence of a credit event by a specified borrower or issuer. Credit default swaps may refer to a single security or a basket of securities.
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If the Fund buys credit protection using a credit default swap and a credit event occurs, the Fund will deliver the defaulted bond underlying the swap and the swap counterparty will pay the par amount of the bond. If the Fund sells credit protection using a credit default swap and a credit event occurs, the Fund will pay the par amount of the defaulted bond underlying the swap and the swap counterparty will deliver the bond. Rather than exchange the bonds for the par value, a single cash payment may be due from the protection seller representing the difference between the par value of the bonds and the current market value of the bonds (which may be determined through an auction). If the swap is on a basket of assets, the notional amount of the swap is reduced by the par amount of the defaulted asset, and the fixed payments are then made on the reduced notional amount.
Risks of credit default swaps include all the risks of OTC derivatives generally, including counterparty credit risk (if the counterparty fails to meet its obligations) and the risk that the Fund will not properly assess the cost of the instrument based on the lack of transparency in the market. If the Fund is selling credit protection, there is a risk that a credit event will occur and that the Fund will have to pay par value on defaulted bonds. If the Fund is buying credit protection, there is a risk that no credit event will occur and the Fund will receive no benefit for the premium paid. In addition, if the Fund is buying credit protection and a credit event does occur, there is a risk when the Fund does not own the underlying asset, that the Fund will have difficulty acquiring the asset on the open market and may receive adverse pricing.
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Volatility Swap Contracts. The Fund may enter into volatility swaps to hedge the direction of volatility in a particular underlying asset or reference, or for other non-speculative purposes. Volatility swaps involve an exchange between the Fund and a counterparty of periodic payments based on the measured volatility of an underlying security, currency, commodity, interest rate, index or other reference asset over a specified time frame. Volatility swaps are subject to all the risks of OTC derivatives generally, including counterparty credit risks (if the counterparty fails to meet its obligations), and the risk that the Adviser is incorrect in forecasts of volatility of the underlying asset or reference.
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Swaptions and Swap Forwards. The Fund also may enter into options on swaps (“swaptions”) as well as forwards on swaps. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel, or otherwise modify an existing swap agreement on pre-designated terms. The Fund may write (sell) and purchase put and call swaptions. A swap forward is an agreement to enter into a swap agreement at some point in the future, usually three to six months from the date of the contract.
The writer of the contract receives the premium and bears the risk of unfavorable changes in the preset rate on the underlying swap. The Fund generally will incur a greater risk when it writes a swaption than when it purchases a swaption. When the Fund purchases a swaption it risks losing only the amount of the premium it has paid if the Fund lets the option expire unexercised. When the Fund writes a swaption it will become obligated, upon exercise of the option by the counterparty, according to the terms of the underlying agreement.
Options. The Fund may buy or write (sell) call options and put options on securities, indices and currencies, forward foreign currency exchange contracts, stock index futures, swaps, including event-linked swaps, commodities, futures and other derivative instruments. A call option typically gives the option buyer the right (but not the obligation) to buy, and requires the option seller to sell, a reference instrument at an agreed-upon price; a put option gives the option buyer the right (but not the obligation) to sell, and requires the option seller to purchase, a reference instrument at an agreed-upon price. If an option is exercised, the Fund will either purchase or sell the reference instrument at the strike price or pay or receive the difference between the strike price and the current price level of the reference instrument, depending on the terms of the option. The premium, the exercise price and the market value of the applicable underlying instrument together will determine the gain or loss realized by the Fund as the seller of the option.
The value of options may be adversely affected if the market for such options becomes less liquid or smaller. The Fund’s ability to close out its position as a seller of an OTC option or exchange listed put option (“put”) or call option (“call”) is dependent, in part, upon the liquidity of the option market. The Fund’s ability to terminate OTC options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. An exchange-traded option position may be closed out only on a market that provides secondary trading for options of the same series, and
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there is no assurance that a liquid secondary market will exist for any particular option. The Fund might experience losses if it could not close out a position because of an illiquid market for the future or option.
Options are marked to market daily and their value will be affected by changes in the value of the underlying securities, changes in the dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying instruments and the remaining time to the options’ expiration. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate or other events affecting the underlying instrument, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the Fund’s capital appreciation potential on the underlying instrument.
The Fund’s option activities could affect its portfolio turnover rate and brokerage commissions. The exercise of calls written by the Fund might cause the Fund to sell related portfolio securities, thus increasing its turnover rate. The exercise by the Fund of puts on securities will cause the sale of underlying investments, increasing portfolio turnover. Although the decision whether to exercise a put it holds is within the Fund’s control, holding a put might cause the Fund to sell the related investments for reasons that would not exist in the absence of the put.
The Fund could pay a brokerage commission each time it buys a call or put, sells a call or put, or buys or sells an underlying investment in connection with the exercise of a call or put. Those commissions could be higher on a relative basis than the commissions for direct purchases or sales of the underlying investments. Premiums paid for options are small in relation to the market value of the underlying investments. Consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Fund’s net asset value being more sensitive to changes in the value of the underlying investment.
Options on Futures. The Fund may enter into options on futures contracts. An option on a futures contract gives the buyer, in return for the premium paid, the right (but not the obligation) to either buy or sell the underlying futures contract during a certain period of time for a fixed price. The writing of a put or call option on a futures contract involves risks similar to the risks applicable to the purchase or sale of futures contracts. However, the difficulty of predicting changes in the value of the underlying futures contract may expose the Fund to a somewhat different set of risks. For example, variations in speculative market demand for futures on the relevant underlying reference asset can cause the value of the futures to change at an unanticipated time or to an unanticipated degree; this or other factors may bring the value of the underlying future closer to the option’s strike price, increasing the potential for risk of loss to the Fund. To the extent that the Fund enters into options on futures contracts for hedging purposes, an imperfect correlation between this derivative position and the value of the instrument underlying such a position could lead to losses.
Foreign Currency Transactions. The Fund also may purchase and sell foreign currency options and foreign currency futures contracts and related options, and may engage in foreign currency transactions either on a spot (cash) basis at the rate prevailing in the currency exchange market at the time or through deliverable and non-deliverable forward foreign currency exchange contracts (“currency forward contracts”). The Fund may (but is not required to) engage in these transactions in order to protect against uncertainty in the level of future foreign exchange rates in the purchase and sale of assets. The Fund may also use foreign currency options and foreign currency forward contracts to increase exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. Suitable currency hedging transactions may not be available in all circumstances and the Adviser may decide not to use hedging transactions that are available.
Under a currency forward contract, one party agrees to purchase, and another party agrees to sell, a specific currency at a future date. That date may be any fixed number of days from the date of the contract agreed upon by the parties. The transaction price is set at the time the contract is entered into. These contracts are traded in the inter-bank market conducted directly among currency traders (usually large commercial banks) and their customers.
The Fund may use currency forward contracts to protect against uncertainty in the level of future exchange rates. The use of currency forward contracts does not eliminate the risk of fluctuations in the prices of the underlying securities the Fund owns or intends to acquire, but it does fix a rate of exchange in advance.
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Although currency forward contracts may reduce the risk of loss from a decline in the value of the hedged currency, at the same time they limit any potential gain if the value of the hedged currency increases.
When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when it anticipates receiving dividend payments in a foreign currency, the Fund might desire to “lock-in” the U.S. dollar price of the security or the U.S. dollar equivalent of the dividend payments. To do so, the Fund could enter into a currency forward contract for the purchase or sale of the amount of foreign currency involved in the underlying transaction, in a fixed amount of U.S. dollars per unit of the foreign currency. This is called a “transaction hedge.” The transaction hedge will protect the Fund against a loss from an adverse change in the currency exchange rates during the period between the date on which the asset is purchased or sold or on which the payment is declared, and the date on which the payments are made or received.
The Fund could also use currency forward contracts to lock in the U.S. dollar value of portfolio positions. This is called a “position hedge.” When the Fund believes that a foreign currency might suffer a substantial decline against the U.S. dollar, it could enter into a currency forward contract to sell an amount of that foreign currency approximating the value of some or all of the Fund’s portfolio assets denominated in that foreign currency. When the Fund believes that the U.S. dollar might suffer a substantial decline against a foreign currency, it could enter into a currency forward contract to buy that foreign currency for a fixed dollar amount. Alternatively, the Fund could enter into a currency forward contract to sell a different foreign currency for a fixed U.S. dollar amount if the Fund believes that the U.S. dollar value of the foreign currency to be sold pursuant to its currency forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio assets of the Fund are denominated. That is referred to as a “cross hedge.”
To avoid excess transactions and transaction costs, the Fund may maintain a net exposure to currency forward contracts in excess of the value of the Fund’s portfolio securities or other assets denominated in foreign currencies.
The precise matching of the amounts under currency forward contracts and the value of the assets involved generally will not be possible because the future value of assets denominated in foreign currencies will change as a consequence of market movements between the date the currency forward contract is entered into and the date it is sold. In some cases the Adviser might decide to sell the assets and deliver foreign currency to settle the original purchase obligation. If the market value of the assets is less than the amount of foreign currency the Fund is obligated to deliver, the Fund might have to purchase additional foreign currency on the “spot” (that is, cash) market to settle the security trade. If the market value of the asset instead exceeds the amount of foreign currency the Fund is obligated to deliver to settle the trade, the Fund might have to sell on the spot market some of the foreign currency received upon the sale of the asset. There will be additional transaction costs on the spot market in those cases.
The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Currency forward contracts involve the risk that anticipated currency movements will not be accurately predicted, causing the Fund to sustain losses on these contracts and to pay additional transaction costs. The use of currency forward contracts in this manner might reduce the Fund’s performance if there are unanticipated changes in currency prices to a greater degree than if the Fund had not entered into such contracts.
At or before the maturity of a currency forward contract requiring the Fund to sell a currency, the Fund might sell a portfolio asset and use the sale proceeds to make delivery of the currency. In the alternative the Fund might retain the asset and offset its contractual obligation to deliver the currency by purchasing a second contract. Under that contract the Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, the Fund might close out a currency forward contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. The Fund would realize a gain or loss as a result of entering into such an offsetting currency forward contract under either circumstance. The gain or loss will depend on the extent to which the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.
The costs to the Fund of engaging in currency forward contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because currency
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forward contracts are usually entered into on a principal basis, no brokerage fees or commissions are involved. Because these contracts are not traded on an exchange, the Fund must evaluate the credit and performance risk of the counterparty under each currency forward contract.
Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. The Fund may convert foreign currency from time to time, and will incur costs in doing so. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies. Thus, a dealer might offer to sell a foreign currency to one Fund at one rate, while offering a lesser rate of exchange if the Fund desires to resell that currency to the dealer.
“Structured” Notes. The Fund may invest in “structured” notes, which are specially-designed derivative debt investments whose principal payments or interest payments are linked to the value of an underlying asset, such as an equity or debt security, currency or commodity or non-asset reference, such as an interest rate or index. The terms of the instrument may be “structured” by the purchaser (the Fund) and the borrower issuing the note.
The values of these notes will fall or rise in response to changes in the values of the underlying asset or reference and the Fund might receive less principal or interest if the underlying asset or reference does not perform as anticipated. In some cases, these notes may pay an amount based on a multiple of the relative change in value of the asset or reference. This type of note offers the potential for increased income or principal payments, but at a greater risk of loss than a typical debt security of the same maturity and credit quality.
Subordinated “structured” notes, which are subordinated to the right of payment of another class, typically have higher yields and present greater risks than unsubordinated “structured” notes.
The values of these notes are also subject to both credit risk (if the counterparty fails to meet its obligations) and interest rate risk and, therefore, the Fund could receive more or less than it originally invested when a note matures. The prices of these notes may be very volatile and they may have a limited trading market, making it difficult for the Fund to value them or sell them at an acceptable price.
Hedging with Derivatives. Although it is not obligated to do so, the Fund can use derivatives to hedge. The Fund can use hedging to attempt to protect against declines in the market value of the Fund’s portfolio, to permit the Fund to retain unrealized gains in the value of portfolio assets that have appreciated or to facilitate selling assets for investment reasons. The Fund can use hedging to establish a portfolio position as a temporary substitute for purchasing particular assets. In that case, the Fund would normally seek to purchase the assets and then terminate that hedging position. The Fund might also use this type of hedge to attempt to protect against the possibility that its portfolio assets would not be fully included in a rise in value of the market.
The Fund can use derivatives to hedge by taking long or short positions in the underlying assets, related assets, or other derivatives positions. To gain long investment exposure, the Fund may invest in assets directly or through a Subsidiary. To gain short investment exposure, the Fund may use derivatives (including futures). Some of the hedging strategies the Fund can use are described below. The Fund may use additional hedging strategies as discussed elsewhere in this SAI, and it may employ new hedging strategies when they are developed, if those investment methods are consistent with the Fund’s investment objectives and are permissible under applicable regulations governing the Fund.
The use of hedging strategies requires special skills and knowledge of investment techniques that are different than what is required for normal portfolio management. If the Adviser uses a hedging strategy at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund’s return. The Fund could also experience losses if the prices of its hedging positions were not correlated with its other investments.
There is a risk in using short hedging by selling futures, entering into swaps or purchasing puts on broadly-based indices or futures to attempt to protect against declines in the value of the Fund’s portfolio assets. The risk is that the prices of the futures or the value of the swap or the applicable index will correlate imperfectly with the behavior of the cash prices of the Fund’s assets. For example, it is possible that while the Fund has used derivative instruments in a short hedge, the market may advance and the value of the assets held
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in the Fund’s portfolio might decline. If that occurred, the Fund would lose money on the derivative instruments and also experience a decline in the value of its portfolio assets.
The risk of imperfect correlation increases as the composition of the Fund’s portfolio diverges from the assets included in the applicable index. To compensate for the imperfect correlation of movements in the price of the portfolio assets being hedged and movements in the price of the hedging instruments, the Fund might use derivative instruments in a greater dollar amount than the dollar amount of portfolio assets being hedged. It might do so if the historical volatility of the prices of the portfolio assets being hedged is more than the historical volatility of the applicable index.
The ordinary spreads between prices in the cash and futures markets are subject to distortions, due to differences in the nature of those markets. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures market may cause temporary price distortions.
The Fund can use derivative instruments to establish a position in the market as a temporary substitute for the purchase of individual securities or other assets (long hedging) by buying futures and/or calls on such futures, broadly-based indices or on securities. It is possible that when the Fund does so the market might decline. If the Fund then concludes not to invest in assets because of concerns that the market might decline further or for other reasons, the Fund will realize a loss on the hedge position that is not offset by a reduction in the price of the assets purchased.
Additional Information Regarding Derivatives Counterparty Risk. The Fund is exposed to the credit risk of the counterparties with which, or the brokers, dealers and exchanges through which, it deals in derivatives, whether it engages in exchange traded or off-exchange transactions. If the Fund’s FCM becomes bankrupt or insolvent, or otherwise defaults on its obligations to the Fund, the Fund may not receive all amounts owed to it in respect of its trading, despite the clearinghouse fully discharging all of its obligations. The Commodity Exchange Act (the “CEA”) requires an FCM to segregate all funds received from its customers with respect to cleared derivatives transactions from such FCM’s proprietary funds. If an FCM were not to do so to the full extent required by law, the assets of an account might not be fully protected in the event of the bankruptcy of an FCM. Furthermore, in the event of an FCM’s bankruptcy, the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of an FCM’s combined customer accounts, even though certain property specifically traceable to the Fund (for example, U.S. Treasury bills deposited by the Fund) may be held by the FCM. FCM bankruptcies have occurred in which customers were unable to recover from the FCM’s estate the full amount of their funds owed and on deposit with such FCM. Such situations could arise due to various factors, or a combination of factors, including inadequate FCM capitalization, inadequate controls on customer trading and inadequate customer capital. In addition, an FCM will generally provide the clearinghouse the net amount of variation margin required for cleared swaps for all of its customers in the aggregate, rather than individually for each customer. The Fund is, therefore, subject to the risk that a clearinghouse will not make variation margin payments owed to the Fund if another customer of the clearing member has suffered a loss and is in default. The Fund may also be subject to the risk that it will be required to provide additional variation margin to the clearinghouse before the clearinghouse will move the Fund’s cleared derivatives transactions to another clearing member. Furthermore, in the event of the bankruptcy or insolvency of a clearinghouse, the Fund might experience a loss of funds deposited through its FCM as margin with the clearinghouse, a loss of unrealized profits on its open positions and the loss of funds owed to it as realized profits on closed positions. Such a bankruptcy or insolvency might also cause a substantial delay before the Fund could obtain the return of funds owed to it by an FCM who was a member of such clearinghouse.
Because bilateral derivative transactions are traded between counterparties based on contractual relationships, the Fund is subject to the risk that a counterparty will not perform its obligations under the related contracts.
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There can be no assurance that a counterparty will not default and that the Fund will not sustain a loss on a transaction as a result. In situations where the Fund is required to post margin or other collateral with a counterparty, the counterparty may fail to segregate the collateral or may commingle the collateral with the counterparty’s own assets. As a result, in the event of the counterparty’s bankruptcy or insolvency, the Fund’s collateral may be subject to the conflicting claims of the counterparty’s creditors, and the Fund may be exposed to the risk of a court treating the Fund as a general unsecured creditor of the counterparty, rather than as the owner of the collateral.
In the case of cleared swaps, the FCM is required to notify the clearinghouse of the initial margin provided by the clearing member to the clearinghouse that is attributable to each customer. However, if the FCM does not accurately report the Fund’s initial margin, the Fund is subject to the risk that a clearinghouse will use the Fund’s assets held in an omnibus account at the clearinghouse to satisfy payment obligations of a defaulting customer of the clearing member to the clearinghouse.
The Fund is subject to the risk that issuers of the Fund’s portfolio instruments may default on their obligations under those instruments and that certain events may occur that have an immediate and significant adverse effect on the value of those instruments. There can be no assurance that an issuer of an instrument in which the Fund invests will not default or that an event that has an immediate and significant adverse effect on the value of an instrument will not occur and that the Fund will not sustain a loss on a transaction as a result.
Transactions entered into by the Fund may be executed on various U.S. and non-U.S. exchanges and may be cleared and settled through various clearinghouses, custodians, depositories and prime brokers throughout the world. Although the Fund attempts to execute, clear and settle the transactions through entities the Adviser believes to be sound, there can be no assurance that a failure by any such entity will not lead to a loss to the Fund.
Margin. The Fund may post cash, securities or other assets as margin or collateral and these instruments may not be denominated in the same currency as the contract they secure or the underlying instrument of the contract. This may give rise to a form of currency exposure, where changes in the value of foreign currencies can impact the value of the margin on deposit. The Fund may at times have significant margin obligations to broker-dealers or other entities as a result of listed or OTC derivatives positions. The Fund may use a tri-party collateral protection mechanism; tri-party arrangements may result in higher costs than if the Fund had posted margin directly. The Fund may also establish alternative collateral mechanisms in order to achieve a balance between cost and counterparty credit risk to the Fund, including posting collateral directly with its broker or the option clearinghouse.
Regulatory Issues. With respect to the Fund, the Adviser has claimed an exclusion from the definition of the term commodity pool operator (“CPO”) under the CEA pursuant to CFTC Rule 4.5. Accordingly, the Adviser (with respect to the Fund) is not subject to registration or regulation as a CPO under the CEA. To remain eligible for the exclusion, the Fund is limited in its ability to use certain financial instruments regulated under the CEA (“commodity interests”), including futures and options on futures and certain swaps transactions.
The CFTC and certain futures exchanges have established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular futures and options contracts. The CFTC recently proposed a rule which, if adopted, would materially expand the scope of contracts subject to federal limits to include additional futures and options and certain swaps. All positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that different clients managed by the Adviser may be aggregated for this purpose. Any modification of trading decisions or elimination of open positions that may be required to avoid exceeding such limits may adversely affect the profitability of the Fund.
Tax Issues. The Fund’s investments in options and other derivative instruments could affect the amount, timing and character of the Fund’s distributions; in some cases, the tax treatment of such investments may not be certain. The tax issues relating to these and other types of investments and transactions are described more fully under “Tax Status” below.
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Additional Information Regarding Leverage. The Fund may use leverage. Although the use of leverage may create an opportunity for increased returns of the Fund, it also results in additional risks and can magnify the effect of any losses and thus could negatively impact the Fund’s business and results of operation and have important adverse consequences to the Fund’s investments. The loss on leverage transactions may substantially exceed the initial investment.
The terms of financing arrangements entered into by the Fund or its Subsidiaries may restrict the Fund’s or a Subsidiary’s operating flexibility, including covenants that, among others, may limit the Fund’s ability to: (i) pay distributions in certain circumstances, (ii) incur additional debt and (iii) engage in certain transactions. If the Fund or a Subsidiary secures its leverage through the pledging of collateral, the Fund or Subsidiary may, if the Fund or Subsidiary is unable to generate sufficient cash flow to meet principal and interest payments on its indebtedness, be subject to risk that it is required to surrender its collateral and that such collateral may be liquidated at inopportune times or at prices that are not favorable to the Fund and cause significant losses. If a lender seizes and liquidates pledged collateral, such collateral may be sold at distressed price levels. The Fund will fail to realize the full value of such asset in a distressed sale.
The Fund or its Subsidiaries may be required to pay commitment fees and other costs of borrowings under the terms of a credit facility. Moreover, interest on borrowings will be an expense of the Fund. With the use of borrowings, there is a risk that the interest rates paid by the Fund or a Subsidiary on the amount it borrows will be higher than the return on the Fund’s investments. Such additional costs and expenses may affect the operating results of the Fund.
If the Fund or its Subsidiaries cannot generate sufficient cash flow from investments, they may need to refinance all or a portion of indebtedness on or before maturity. During the economic downturn that began in 2008, the U.S. capital markets experienced historic dislocations and liquidity disruptions, which caused financing to be unavailable in many cases and, even if available, caused the cost of prospective financings to increase. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers able to find financing less attractive, and in many cases have resulted in the unavailability of certain types of debt financing. Uncertainty in the debt and equity markets may negatively impact the Fund’s or a Subsidiary’s ability to access financing on favorable terms or at all. The inability to obtain additional financing could have a material adverse effect on the Fund’s operations and on its ability to meet its debt obligations. If it is unable to refinance any of its indebtedness on commercially reasonable terms or at all, the Fund’s returns may be harmed.
Additional Information Regarding REITs. As described in the Prospectus, the Fund invests in REITs, including equity REITs, which generally invest a majority of their assets in income-producing properties. Certain REITs in which the Fund invests invest their assets in non-income producing assets, such as appreciation interests. Appreciation interests are a form of equity investment in real estate in which the investor pays the property owner a specified percentage (e.g., 10%) of the property’s current fair market value in exchange for the right to receive a payment upon the occurrence of certain events (such as the sale of the property or the end of the term of the appreciation interest (e.g. 30 years)) equal to the initial investment plus (or minus) a specified percentage (e.g. 35%) of the price appreciation (or depreciation) of the property during such time. Appreciation interests provide the investor with direct exposure to the increase or decrease in value of the specified real property.
In addition to equity REITs, the Fund may also invest in mortgage REITs or hybrid REITs. Mortgage REITs, which make construction, development or long-term mortgage loans, generally invest the majority of their assets in real estate mortgages or mortgage-backed securities and derive their income primarily from interest payments on the mortgages. Hybrid REITs share characteristics of equity REITs and mortgage REITs.
Additional Information Regarding Operational Risk. The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Fund and its shareholders.
For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them (a “cyber attack”), whether systems of the Fund, the Fund’s service providers, counterparties or other market participants. Power or communications outages, acts of God,
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information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data. Market events also may occur at a pace that overloads current information technology and communication systems and processes of the Fund, the Fund’s service providers or other market participants, impacting the ability to conduct the Fund’s operations.
Cyber attacks, disruptions or failures that affect the Fund’s service providers or counterparties may adversely affect the Fund and its shareholders, including by causing losses for the Fund or impairing Fund operations. In addition, cyber attacks, disruptions or failures may cause reputational damage and subject the Fund or its service providers to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs and/or additional compliance costs. The Fund and its service providers may also incur substantial costs for cyber-security risk management in order to prevent or mitigate cyber-security incidents, and the Fund and its shareholders could be negatively impacted as a result of such costs.
As described under “Operational and Technology Risk” in the Prospectus, similar types of operational (both human and systematic) and technology risks are also present for issuers of securities or other instruments in which the Fund invests, which could result in material adverse consequences for such issuers and may cause the Fund’s investments to lose value. In addition, cyber attacks involving a Fund counterparty could affect such counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. Furthermore, as a result of cyber attacks, disruptions or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in, among other things, the Fund’s inability to buy or sell certain securities or financial instruments or to accurately price its investments. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.
Money Market Instruments. The Fund invests in money market instruments, which are U.S. dollar-denominated, high-quality, short-term debt obligations, to provide liquidity, for temporary defensive purposes or for other purposes. Money market instruments may have fixed, variable or floating interest rates. Examples of money market instruments include obligations issued or guaranteed by the U.S. government (or any of its agencies or instrumentalities); bank obligations, such as time deposits, certificates of deposit and bankers’ acceptances; commercial paper; and variable amount master demand notes.
Obligations Issued or Guaranteed by U.S. Government Agencies or Instrumentalities. These include direct obligations and mortgage-related securities that have different levels of credit support from the U.S. government.
Some are supported by the full faith and credit of the United States, such as Government National Mortgage Association pass-through mortgage certificates. Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as Federal National Mortgage Association (“Fannie Mae”) bonds and Federal Home Loan Mortgage Corporation (“Freddie Mac”) obligations. Others are supported only by the credit of the entity that issued them. Securities issued by Fannie Mae and Freddie Mac are also supported by commitments from the U.S. Treasury to purchase certain of those agencies’ securities during market conditions in which the U.S. Treasury deems it necessary for the promotion of market stability. In September 2008, the Federal Housing Finance Agency (“FHFA”), an independent regulatory agency, placed the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship. The U.S. Department of Treasury also entered into a secured lending credit facility with those companies and a preferred stock purchase agreement. The preferred stock purchase agreement was designed to ensure that each company maintain a positive net worth, be able to meet its outstanding obligations, and continue providing liquidity to the mortgage market.
Under the Federal Housing Finance Regulatory Reform Act of 2008 (the “Reform Act”), which was included as part of Housing and Economic Recovery Act of 2008, FHFA, as conservator or receiver, has the power to repudiate any contract entered into by Fannie Mae or Freddie Mac prior to FHFA’s appointment as conservator or receiver, as applicable, if FHFA determines, in its sole discretion, that performance of the contract is burdensome and that repudiation of the contract promotes the orderly administration of Fannie Mae’s or Freddie Mac’s affairs. The Reform Act requires FHFA to exercise its right to repudiate any contract within a reasonable period of time after its appointment as conservator or receiver.
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FHFA, in its capacity as conservator, has indicated that it has no intention to repudiate the guaranty obligations of Fannie Mae or Freddie Mac because FHFA views repudiation as incompatible with the goals of the conservatorship. However, in the event that FHFA, as conservator or if it is later appointed as receiver for Fannie Mae or Freddie Mac, were to repudiate any such guaranty obligation, the conservatorship or receivership estate, as applicable, would be liable for actual direct compensatory damages in accordance with the provisions of the Reform Act. Any such liability could be satisfied only to the extent of Fannie Mae’s or Freddie Mac’s available assets. The future financial performance of Fannie Mae and Freddie Mac is heavily dependent on the performance of the U.S. housing market.
U.S. Treasury Obligations. These include Treasury bills (which have maturities of one year or less when issued), Treasury notes (which have maturities of one to ten years when issued) and Treasury bonds (which have maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal. Similar to other issuers, changes to the financial condition or credit rating of a government may cause the value of the Fund’s direct or indirect investment in Treasury obligations to decline.
The Fund may also buy or gain exposure to U.S. Treasury securities whose interest coupons have been “stripped” by a Federal Reserve Bank, zero-coupon U.S. Treasury securities described below and Treasury Inflation-Protected Securities (“TIPS”). The U.S. Treasury securities called “TIPS” are designed to provide an investment that is not vulnerable to inflation. The interest rate paid by TIPS is fixed. The principal value rises or falls semiannually based on changes in the published Consumer Price Index. If inflation occurs, the principal and interest payments on TIPS are adjusted to protect investors from inflationary loss. If deflation occurs, the principal and interest payments will be adjusted downward, although the principal will not fall below its face amount at maturity. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.
Zero-Coupon Securities. The Fund may invest in zero-coupon securities. Zero-coupon U.S. government securities will typically be U.S. Treasury notes and U.S. Treasury bonds that have been stripped of their interest coupons or certificates representing interests in those stripped debt obligations and coupons.
Zero-coupon securities do not make periodic interest payments and are sold at a deep discount from their face value at maturity. The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. This discount depends on the time remaining until maturity, as well as prevailing interest rates, the liquidity of the security and the credit quality of the issuer. The discount typically decreases as the maturity date approaches.
Because zero-coupon securities pay no interest and compound semi-annually at the rate fixed at the time of their issuance, their value is generally more volatile than the value of other debt securities that pay interest. Their value may fall more dramatically than the value of interest-bearing securities when interest rates rise. When prevailing interest rates fall, zero-coupon securities tend to rise more rapidly in value because they have a fixed rate of return.
The Fund’s investment in zero-coupon securities may cause the Fund to recognize income for U.S. federal income tax purposes without a corresponding receipt of cash; this can require the Fund to dispose of investments, including when not otherwise advantageous to do so, to meet distribution requirements.
The Fund may also invest in zero-coupon and delayed interest securities, and “stripped” securities of U.S. and foreign corporations and of foreign government issuers. These are similar in structure to zero-coupon and “stripped” U.S. government securities, but in the case of foreign government securities may or may not be backed by the “full faith and credit” of the issuing foreign government. Zero-coupon securities issued by foreign governments and by corporations will be subject to greater credit risks than U.S. government zero-coupon securities.
Other “Stripped” Securities. In addition to buying stripped Treasury securities (as described herein), the Fund may invest in stripped mortgage-related securities that are created by segregating the cash flows from underlying mortgage loans or mortgage securities to create two or more new securities. Each has a specified percentage of the underlying security’s principal or interest payments. These are a form of derivative investment.
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Mortgage securities may be partially stripped so that each class receives some interest and some principal. However, they may be completely stripped. In that case all of the interest is distributed to holders of one type of security, known as an “interest-only” security, or “I/O,” and all of the principal is distributed to holders of another type of security, known as a “principal-only” security or “P/O.” Strips can be created for pass-through certificates or collateralized mortgage obligations.
The yields to maturity of I/Os and P/Os are very sensitive to principal repayments (including prepayments) on the underlying mortgages. If the underlying mortgages experience greater than anticipated prepayments of principal, the Fund might not fully recoup its investment in an I/O based on those assets. If underlying mortgages experience less than anticipated prepayments of principal, the yield on the P/Os based on them could decline substantially.
Exchange-Traded Funds. The Fund may invest directly or indirectly in exchange-traded funds (“ETFs”), which are investment companies or special purpose trusts typically designed to provide investment results that generally correspond (on a direct basis or on a multiple, inverse or multiple inverse basis) to the performance of an index. ETFs are listed on an exchange and trade in the secondary market on a per-share basis. The Fund may purchase and sell individual shares of ETFs in the secondary market. These secondary market transactions require the payment of commissions. Typically, the ETF bears its own operational expenses, which are deducted from its assets. To the extent that the Fund invests in ETFs, the Fund must bear these expenses in addition to the expenses of its own operation. As a result, the cost of investing in ETF shares may exceed the costs of investing directly in its underlying investments.
Investments in ETFs are subject to the same risks as investments in other investment companies, as described above. Certain risks of investing in an index-based ETF are similar to those of investing in an indexed mutual fund, including tracking error risk (the risk of errors in matching the ETF’s underlying assets to the index) and the risk that because an ETF is not actively managed, it cannot sell poorly performing stocks as long as they are represented in the index. The values of ETFs are subject to change as the values of their component assets fluctuate according to market volatility. ETFs may trade in the secondary market at a discount from their NAVs. The Fund may purchase ETFs at prices that exceed the net asset value of their underlying investments and may sell ETF investments at prices below such net asset value. Because the market price of ETF shares depends on the demand in the market for them, the market price of an ETF may be more volatile than the underlying portfolio of securities the ETF is designed to track, and the Fund may not be able to liquidate ETF holdings at the time and price desired, which may impact Fund performance. Furthermore, there may be times when the exchange halts trading, in which case the investors owning ETF shares would be unable to sell them until trading is resumed. In addition, because ETFs often invest in a portfolio of common stocks and “track” a designated index, an overall decline in stocks comprising an ETF’s benchmark index could have a greater impact on the ETF and investors than might be the case in an investment company with a more widely diversified portfolio. Losses could also occur if the ETF is unable to replicate the performance of the chosen benchmark index. As a result of mathematical compounding and because most leveraged and inverse ETFs have a single day investment objective to track the performance of an index or a multiple thereof, the performance of an ETF for periods greater than a single day is likely to be either greater than or less than the index performance, before accounting for the ETF’s fees and expenses. Compounding will cause longer term results to vary from the return of the index for leveraged and inverse ETFs, particularly during periods of higher index volatility.
Other risks associated with ETFs include the possibility that: (i) an ETF’s distributions may decline if the issuers of the ETF’s portfolio securities fail to continue to pay dividends; and (ii) under certain circumstances, an ETF could be terminated. Should termination occur, the ETF could have to liquidate its portfolio when the prices for those assets are falling. In addition, inadequate or irregularly provided information about an ETF or its investments could expose investors in ETFs to unknown risks.
Exchange-Traded Notes (“ETNs”). The Fund may invest directly or indirectly in ETNs, which is an investment that involves risks, including possible loss of principal. ETNs are a type of structured note, and are unsecured debt securities issued by a bank that are linked to the total return of a market index. Risks of investing in ETNs also include limited portfolio diversification, uncertain principal payment and illiquidity. Additionally, the investor fee will reduce the amount of return at maturity or upon redemption, and as a result the investor may receive less than the principal amount at maturity or upon redemption, even if the value of the relevant index has increased.
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Floating Rate and Variable Rate Obligations. The Fund may invest directly or indirectly in debt securities unrelated to the alternative lending industry that have floating or variable interest rates. Those variable rate obligations may have a demand feature that allows the Fund to tender the obligation to the issuer or a third party prior to its maturity. The tender may be at par value plus accrued interest, according to the terms of the obligations. Because the interest rates on floating rate bonds adjust periodically to reflect current market rates, falling short-term interest rates should tend to decrease the income payable to the Fund on its floating rate investments and rising rates should tend to increase that income. However, investments in floating rate and variable rate obligations should also mitigate the fluctuations in the Fund’s net asset value during periods of changing interest rates, compared to changes in values of fixed-rate debt securities. Nevertheless, changes in interest rates can affect the value of the Fund’s floating rate investments, especially if rates change sharply in a short period, because the resets of the interest rates on the investments occur periodically and will not all happen simultaneously with changes in prevailing rates. Having a shorter average reset period for its portfolio of investments may help mitigate that risk.
The interest rate on a floating rate demand note is adjusted automatically according to a stated prevailing market rate, such as the Prime Rate, the 91-day U.S. Treasury Bill rate or some other standard. The instrument’s rate is adjusted automatically each time the base rate is adjusted. The interest rate on a variable rate note is also based on a stated prevailing market rate but is adjusted automatically at specified intervals. Generally, the changes in the interest rate on such securities reduce the fluctuation in their market value. As interest rates decrease or increase, the potential for capital appreciation or depreciation is less than that for fixed-rate obligations of the same maturity.
Floating rate and variable rate demand notes that have a stated maturity in excess of one year may have features that permit the holder to recover the principal amount of the underlying security at specified intervals not exceeding one year and upon no more than 30 days’ notice. The issuer of that type of note normally has a corresponding right in its discretion, after a given period, to prepay the outstanding principal amount of the note plus accrued interest. Generally, the issuer must provide a specified number of days’ notice to the holder. The Fund can also invest directly or indirectly in step-coupon bonds that have a coupon rate that changes periodically during the life of the security on pre-determined dates that are set when the security is issued.
Actions by governmental entities may also impact certain instruments in which the Fund invests. For example, certain instruments in which the Fund may invest may have previously relied on LIBOR, an average interest rate determined by the ICE Benchmark Administration that banks charged one another for the use of short-term money. In connection with the global transition away from LIBOR led by regulators and market participants, LIBOR was last published on a representative basis at the end of June 2023. Alternative reference rates to LIBOR have been established in most major currencies (e.g., the Secured Overnight Financing Rate (“SOFR”) for U.S. dollar LIBOR and the Sterling Overnight Index Average for GBP LIBOR) and the transition to new reference rates continues. The transition away from LIBOR to the use of replacement rates has gone relatively smoothly but the full impact of the transition on the Fund or the financial instruments in which the Fund invests cannot yet be fully determined.
Portfolio Turnover. Purchases and sales of portfolio investments may be made as considered advisable by the Adviser in the best interests of the shareholders. The Fund’s portfolio turnover rate may vary from year-to-year, as well as within a year. The Fund’s distributions of any profits or gains realized from portfolio transactions generally are taxable to shareholders as ordinary income. In addition, higher portfolio turnover rates can result in corresponding increases in portfolio transaction costs for the Fund.
For reporting purposes, the Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. In determining such portfolio turnover, all securities whose maturities at the time of acquisition were one year or less are excluded. A 100% portfolio turnover rate would occur, for example, if all of the securities in the Fund’s investment portfolio (other than short-term money market securities) were replaced once during the fiscal year. Portfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities. The historical portfolio turnover rate for the Fund is shown under the heading “Financial Highlights” in the Fund’s Prospectus.
Repurchase Agreements. The Fund enters into repurchase agreements with banks and broker-dealers, with the Fund as the initial purchaser of securities held by the banks or broker-dealers. It might do so with temporarily
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available cash (e.g., pending the investment of the proceeds from sales of Fund shares or pending the settlement of portfolio securities transactions) or for temporary defensive purposes. In this case, a repurchase agreement is a contract under which the Fund acquires a security, typically for a relatively short period for cash and subject to the commitment of the seller to repurchase the security for an agreed-upon price on a specified date. The repurchase price exceeds the acquisition price and reflects an agreed-upon market rate unrelated to any coupon rate on the purchased security. Approved sellers for repurchase agreements on U.S. government securities include U.S. commercial banks, U.S. branches of foreign banks or broker-dealers that have been designated as primary dealers in government securities. They must meet credit requirements set by the Adviser from time to time. Repurchase agreements afford the Fund the opportunity to earn a return on temporarily available cash without market risk, although the Fund bears the risk of a seller’s failure to meet its obligation to pay the repurchase price when it is required to do so. Such a default may subject the Fund to expenses, delays and risks of loss including: (i) possible declines in the value of the underlying security while the Fund seeks to enforce its rights thereto, (ii) possible reduced levels of income and lack of access to income during this period and (iii) the inability to enforce its rights and the expenses involved in attempted enforcement. Entering into repurchase agreements entails certain risks, which include the risk that the counterparty to the repurchase agreement may not be able to fulfill its obligations, as discussed above, that the parties may disagree as to the meaning or application of contractual terms or that the instrument may not perform as expected. There is no limit on the amount of the Fund’s net assets that may be subject to repurchase agreements, subject to any limitations on illiquid investments.
Additional Information Regarding Securities Lending. The Fund may seek to earn income by lending portfolio securities to broker-dealers or other institutional borrowers. The Fund may lend up to one-third of the value of its total assets (including borrowings) or such other amount as is permitted under relevant law. The Fund will not lend portfolio securities if, as a result, the aggregate of such loans exceeds 33 1/3% of the value of the Fund’s total assets (including such loans). Loan arrangements made by the Fund will comply with all other applicable regulatory requirements for securities lending, including with respect to changes in market values, termination, interest paid on loaned securities and ability to call back loaned securities for voting.
Qualified Financial Contracts. Regulations adopted by federal banking regulators under the Dodd-Frank Wall Street Reform and Consumer Protection Act, which took effect throughout 2019, require that certain qualified financial contracts (“QFCs”) with counterparties that are part of U.S. or foreign global systemically important banking organizations be amended to include contractual restrictions on close-out and cross-default rights. QFCs include, but are not limited to, securities contracts, commodities contracts, forward contracts, repurchase agreements, securities lending agreements and swaps agreements, as well as related master agreements, security agreements, credit enhancements, and reimbursement obligations. If a covered counterparty of the Fund or certain of the covered counterparty’s affiliates were to become subject to certain insolvency proceedings, the Fund may be temporarily unable to exercise certain default rights, and the QFC may be transferred to another entity. These requirements may impact the Fund’s credit and counterparty risks.
“When-Issued” and “Delayed-Delivery” Transactions. The Fund may invest in securities on a “when-issued” basis and may purchase or sell securities on a “delayed-delivery” (or “forward-commitment”) basis. “When-issued” and “delayed-delivery” are terms that refer to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery.
When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made. Delivery and payment for the securities take place at a later date. The securities are subject to change in value from market fluctuations during the period until settlement. The value at delivery may be less than the purchase price. For example, changes in interest rates in a direction other than that expected by the Adviser before settlement will affect the value of such securities and may cause a loss to the Fund. During the period between purchase and settlement, the Fund makes no payment to the issuer and no interest accrues to the Fund from the investment until it receives the security at settlement.
The Fund may engage in when-issued transactions to secure what the Adviser considers to be an advantageous price and yield at the time the obligation is entered into. When the Fund enters into a when-issued or delayed-delivery transaction, it relies on the other party to complete the transaction. Its failure to do so may cause the Fund to lose the opportunity to obtain the security at a price and yield the Adviser considers to be advantageous.
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When the Fund engages in when-issued and delayed-delivery transactions, it does so for the purpose of acquiring or selling securities consistent with its investment objective and policies or for delivery pursuant to options contracts it has entered into, and not for the purpose of investment leverage. Although the Fund’s purpose in entering into delayed-delivery or when-issued purchase transactions is to acquire securities, it may dispose of a commitment prior to settlement. If the Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition or to dispose of its right to delivery or receive against a forward commitment, it may incur a gain or loss.
At the time the Fund makes the commitment to purchase or sell a security on a when-issued or delayed-delivery basis, it records the transaction on its books and reflects the value of the security purchased in determining the Fund’s net asset value. In a sale transaction, it records the proceeds to be received. The Fund identifies on its books liquid assets at least equal in value to the value of the Fund’s purchase commitments until the Fund pays for the investment.
When-issued and delayed-delivery transactions can be used by the Fund as a defensive technique to hedge against anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, the Fund might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices. In periods of falling interest rates and rising prices, the Fund might sell portfolio securities and purchase the same or similar securities on a when-issued or delayed-delivery basis to obtain the benefit of currently higher cash yields.
Expense Risk. Your actual costs of investing in the Fund may be higher than the expenses shown under “Annual Fund Operating Expenses” in the Prospectus for a variety of reasons. The Fund’s expense limitation agreement, which generally remains in effect for a period of one year, mitigates this risk. However, there is no assurance that the Adviser will renew such expense limitation agreement from year-to-year.
The Fund invests in pass-through certificates and other asset-backed securities which subject the Fund to additional fees and expenses, such as trustee or administrator fees, that it would not have borne if it had invested directly in the assets underlying the asset-backed securities. These additional fees and expenses may cause the Fund’s returns to be lower than if the Fund had invested directly in such underlying assets.
Reporting Requirements. Shareholders who beneficially own Shares that constitute more than 5% of the Fund’s Shares may be subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. These may include requirements to file certain reports with the Commission. The Fund has no obligation to file such reports on behalf of such shareholders or to notify shareholders that such reports are required to be made. Shareholders who may be subject to such requirements should consult with their legal advisors.
Investment Restrictions
Fundamental Investment Restrictions. The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities. Under the 1940 Act, a “majority” vote is defined as the vote of the holders of the lesser of: (a) 67% or more of the shares of the Fund present at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy at the meeting; or (b) more than 50% of the outstanding shares of the Fund. Under these restrictions, the Fund:
(1)
may issue senior securities to the extent permitted by applicable law;
(2)
may borrow money to the extent permitted by applicable law;
(3)
may underwrite securities to the extent permitted by applicable law;
(4)
may purchase, sell or hold real estate to the extent permitted by applicable law;
(5)
may make loans to the extent permitted by applicable law;
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(6)
may purchase and sell commodities to the extent permitted by applicable law;
(7)
may not invest 25% or more of its total assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities), provided that the Fund will invest, directly or indirectly, at least 25% of its total assets in the alternative lending industry;
(8)
may not invest in loans that are of subprime quality at the time of investment, as determined by the Adviser pursuant to guidelines approved by the Board;
(9)
may not purchase loans or other alternative lending-related securities from platforms whose business consists primarily of originating loans of subprime quality, as determined by the Adviser pursuant to guidelines approved by the Board;
(10)
may not purchase loans or other alternative lending-related securities originated in emerging markets, as determined by the Adviser pursuant to guidelines approved by the Board; and
(11)
may not purchase loans or other alternative lending-related securities from platforms whose financial statements are not audited by a nationally recognized accounting firm.
Where applicable, the foregoing investment restrictions shall be interpreted based on the applicable rules, regulations and pronouncements of the Commission and its Staff.
The Adviser will determine whether loans offered to the Fund are of subprime quality at the time of investment pursuant to guidelines approved by the Board from time to time. These guidelines currently provide that in order to be eligible for purchase by the Fund, the Adviser must determine that loans have a likelihood of repayment that is greater than that of “subprime” consumer loans. “Subprime” does not have a specific legal or market definition, but is understood in the credit marketplace to signify that a loan has a material likelihood that it will not be repaid. The Adviser will make the determination that loans purchased by the Fund are not of subprime quality based on the Adviser’s due diligence of the credit underwriting policies of the originating platform, which look to a number of borrower-specific factors to determine a borrower’s ability to repay a particular loan, including employment status, income, assets, education, and credit bureau data where available. Credit bureau data is only one factor considered in determining the credit quality of a borrower and a loan. However, when credit score data is available with respect to a borrower, the Adviser’s guidelines do not allow the Adviser to cause the Fund to purchase any consumer loan to an individual who does not have at least one credit score that is, either at the time of origination or the time of purchase, equal to or above a specified minimum.
The Adviser will determine whether loans offered to the Fund are originated in emerging markets pursuant to guidelines approved by the Board from time to time. These guidelines currently provide that in order to be eligible for purchase by the Fund, the Adviser must determine that loans were originated in a “developed market” country as classified by MSCI Inc. by inclusion in the MSCI World Index. The countries currently included in the MSCI World Index consist of Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States.
The Fund has also adopted the following fundamental policies in connection with administering its investment portfolio:
(A)
The Fund will value each whole loan owned by the Fund individually for purposes of determining net asset value.
(B)
The Fund will determine net asset value daily.
(C)
The Fund will only sell Shares to or through fiduciaries (such as registered investment advisers or retirement plans) or institutional investors, or to employees, directors and affiliates of the Fund or the Adviser.
The Fund has also adopted the following fundamental policies in order to repurchase its Shares:
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●
On a quarterly basis, in the months of February, May, August and November, the Fund will make an offer to repurchase a designated percentage of the outstanding Shares from shareholders (a “Repurchase Offer”), pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.
●
The Fund will repurchase Shares that are tendered by a specific date (the “Repurchase Request Deadline”). The Fund’s Board will establish the Repurchase Request Deadline for each Repurchase Offer. The Repurchase Request Deadline will ordinarily be on a date approximately seven days before the date on which the Fund’s net asset value applicable to the Repurchase Offer is determined (the “Repurchase Pricing Date”) but may be revised by the Adviser, in its sole discretion, based on factors such as market conditions, the level of the Fund’s assets and shareholder servicing considerations provided that the Board is notified of this change and the reasons for it.
●
There will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the Repurchase Pricing Date.
Summary of 1940 Act Restrictions on Certain Activities
The fundamental investment limitations set forth above permit the Fund to engage in certain practices and purchase securities and other instruments as permitted by, or consistent with, the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the Commission. In addition, interpretations and guidance provided by the Commission Staff may be taken into account, where deemed appropriate by the Fund, to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the Commission. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change.
Fundamental Investment Restriction (1). The ability of a closed-end fund to issue senior securities is circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing, and form of senior securities that may be issued. Under the 1940 Act, a “senior security” does not include (i) any promissory note or other evidence of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed or (ii) any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.
Fundamental Investment Restriction (2). The Fund may borrow money in an amount not exceeding 33 1∕3% of its total assets (including the amount borrowed) less liabilities (other than borrowings) or in connection with engaging in transactions considered by the Commission to constitute a form of borrowing under the 1940 Act (e.g., reverse repurchase agreements) to the extent permitted by the Fund’s investment objectives and policies.
Fundamental Investment Restriction (3). This restriction would permit the underwriting of securities to the extent permitted under the 1940 Act.
Fundamental Investment Restriction (4). This restriction would permit the purchase, sale, or holding of real estate to the extent permitted under the 1940 Act. Real estate-related instruments include real estate investment trusts, commercial and residential mortgage-backed securities, and real estate financings.
Fundamental Investment Restriction (5). Under the 1940 Act, the Fund may only make loans if expressly permitted to do so by its investment policies. As set forth in the Fund’s Principal Investment Strategies, the Fund is permitted to make loans. The Fund may not make loans to persons who control or are under common control with the Fund.
Fundamental Investment Restriction (6). This restriction would permit investment in commodities to the extent permitted under the 1940 Act. Commodities may be deemed to include any commodities contracts (including those with underlying bulk goods, such as grains, metals and foodstuffs), futures contracts and related options, options, and forward contracts. The 1940 Act does not directly limit the Fund’s ability to invest directly in physical
20

commodities. However, the Fund’s direct and indirect investments in physical commodities may be limited by the Fund’s intention to qualify as a RIC under the Code, the Fund’s investment strategy, and other regulatory requirements. While the Fund does not intend to invest in commodities, the Fund may invest in certain derivatives that are regulated by the CFTC for the purpose of hedging currency or interest rate risk. See “Additional Information Regarding Derivatives — Regulatory Issues” above and “Tax Status” below.
Repurchase Process
In accordance with the Fund’s policies regarding repurchases, the Adviser has recommended, and the Board has approved, that for each Repurchase Offer, the Repurchase Request Deadline will ordinarily be the same date as the Repurchase Pricing Date.
TRUSTEES AND OFFICERS
Board of Trustees
The business and affairs of the Fund are managed under the oversight of the Board subject to the laws of the State of Delaware and the Trust’s Agreement and Declaration of Trust, as may be further amended from time to time (the “Declaration of Trust”). The Trustees are responsible for oversight of the practices and processes of the Fund and its service providers, rather than active management of the Fund, including in matters relating to risk management. The Trustees seek to understand the key risks facing the Fund, including those involving conflicts of interest; how Fund management identifies and monitors those risks on an ongoing basis; how Fund management develops and implements controls to mitigate those risks; and how Fund management tests the effectiveness of those controls. The Board cannot foresee, know or guard against all risks, nor are the Trustees guarantors against risk. The officers of the Fund conduct and supervise the Fund’s daily business operations. Trustees who are not deemed to be “interested persons” of the Fund as defined in the 1940 Act are referred to as “Independent Trustees.” Trustees who are deemed to be “interested persons” of the Fund are referred to as “Interested Trustees.”
The Board meets as often as necessary to discharge its responsibilities. Currently, the Board conducts regular quarterly meetings, including in-person, telephonic or videoconference meetings, and holds special in-person, telephonic or videoconference meetings as necessary to address specific issues that require attention prior to the next regularly scheduled meeting. At these meetings, officers of the Trust provide the Board (or one of its committees) with written and oral reports on regulatory and compliance matters, operational and service provider matters, organizational developments, product proposals, audit results and insurance and fidelity bond coverage. In addition, it is expected that the Independent Trustees meet at least annually to review, among other things, investment management agreements and certain plans and other agreements and to consider such other matters as they deem appropriate.
The Board has established two standing committees — an Audit Committee and a Valuation Committee — to assist the Board in its oversight of risk as part of its broader oversight of the Fund's affairs. The Committees, both of which are comprised solely of the Board’s Independent Trustees, are described below. The Board may establish other committees, or nominate one or more Trustees to examine particular issues related to the Board’s oversight responsibilities, from time to time. Each Committee meets periodically to perform its delegated oversight functions and reports its findings and recommendations to the Board.
The Board does not have a lead Independent Trustee. The Board, taking into consideration its oversight responsibility of the Fund, including the Fund's regular use of fair valuation and the Board’s extensive experience overseeing the development and implementation of fair valuation processes, believes that its leadership structure is appropriate. In addition, the Board’s use of Committees (each of which is chaired by an Independent Trustee with substantial industry experience) and the chair’s role as chief executive officer of the Adviser, serve to enhance the Board’s understanding of the operations of the Fund, and the Adviser because it allows the Trustees to effectively perform their oversight responsibilities.
Board members of the Trust, together with information as to their positions with the Trust, principal occupations and other board memberships, are shown below. Unless otherwise noted, each Trustee has held each principal
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occupation and board membership indicated for at least the past five years. Each Trustee’s mailing address is c/o Stone Ridge Asset Management LLC, One Vanderbilt Avenue, 65th Floor, New York, NY 10017.
Independent Trustees
Name (Year of Birth)	Position(s) Held with the Trust	Term of Office and Length of Time Served(2)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee(3)	Other Directorships/ Trusteeships Held by Trustee During the Past 5 Years
Jeffery Ekberg (1965)	Trustee	since 2016	Self-employed (personal investing), since 2011; Principal, TPG Capital, L.P. (private equity firm) until 2011; Chief Financial Officer, Newbridge Capital, LLC (subsidiary of TPG Capital, L.P.) until 2011	45	None.
Daniel Charney (1970)	Trustee	since 2016	Co-Head of Global Markets, TD Securities (investment bank) and Vice Chair of TD Cowen, a division of TD Securities (financial services firm) since 2023; Co-President, Cowen and Company, Cowen Inc. (financial services firm), 2012-2023	45	None.
Interested Trustee
Name (Year of Birth)	Position(s) Held with the Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee(2)	Other Directorships/ Trusteeships Held by Trustee During the Past 5 Years
Ross Stevens(4) (1969)	Trustee, Chairman	since 2016	Founder and Chief Executive Officer of Stone Ridge since 2012	45	None.

(1)
Each Trustee’s mailing address is c/o Stone Ridge Asset Management LLC, One Vanderbilt Avenue, 65th Floor, New York, NY 10017.
(2)
Each Trustee serves until resignation or removal from the Board.
(3)
The Fund Complex includes the Trust and Stone Ridge Trust, Stone Ridge Trust II and Stone Ridge Trust VIII, other investment companies managed by the Adviser.
(4)
Mr. Stevens is an “interested person” of the Trust, as defined in Section 2(a)(19) of the 1940 Act, due to his position with the Adviser.
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Additional Information About the Trustees
Jeffery Ekberg — Through his experience as a senior officer, director and accountant of financial and other organizations, Mr. Ekberg contributes experience overseeing financial and investment organizations to the Board. The Board also benefits from his previous experience as a member of the board of other funds.
Daniel Charney — Through his experience as a senior officer of financial and other organizations, Mr. Charney contributes his experience in the investment management industry to the Board.
Ross Stevens — Through his experience as a senior executive of financial organizations, Mr. Stevens contributes his experience in the investment management industry to the Board.
Additional Information About the Board’s Committees. The Trust has an Audit Committee and a Valuation Committee. The members of both the Audit Committee and the Valuation Committee consist of all the Independent Trustees, namely Messrs. Ekberg and Charney. Mr. Ekberg is the Audit Committee Chair and has been designated as the Audit Committee financial expert. Mr. Charney is the Valuation Committee Chair. In accordance with its written charter, the Audit Committee’s primary purposes are: (1) to oversee the Trust’s accounting and financial reporting policies and practices, and its internal controls and procedures; (2) to oversee the quality and objectivity of the Trust’s and the Fund's financial statements and the independent audit thereof; (3) to oversee the activities of the Trust’s Chief Compliance Officer (the “CCO”); (4) to oversee the Trust’s compliance program adopted pursuant to Rule 38a-1 under the 1940 Act, and the Trust’s implementation and enforcement of its compliance policies and procedures thereunder; (5) to oversee the Trust’s compliance with applicable laws in foreign jurisdictions, if any; and (6) to oversee compliance with the Code of Ethics by the Trust and the Adviser.
The Audit Committee reviews the scope of the Fund’s audits, the Fund’s accounting and financial reporting policies and practices and its internal controls. The Audit Committee approves, and recommends to the Independent Trustees for their ratification, the selection, appointment, retention or termination of the Fund's independent registered public accounting firm and approves the compensation of the independent registered public accounting firm. The Audit Committee also approves all audit and permissible non-audit services provided to the Fund by the independent registered public accounting firm and all permissible non-audit services provided by the Fund's independent registered public accounting firm to the Adviser and any affiliated service providers if the engagement relates directly to the Fund's operations and financial reporting. The Audit Committee met four times during the fiscal year ended February 28, 2025.
The Valuation Committee also operates pursuant to a written charter. The duties and powers, to be exercised at such times and in such manner as the Valuation Committee shall deem necessary or appropriate, are as follows: (1) reviewing, from time to time, the Trust’s valuation policy and procedures (the “Valuation Policy”), which Valuation Policy serves to establish policies and procedures for the valuation of the Fund’s assets; (2) making any recommendations to the Trust’s audit committee and/or the Board regarding (i) the functioning of the Valuation Policy, or (ii) the valuation(s) of individual assets; (3) consulting with the Adviser regarding the valuation of the Fund’s assets, including fair valuation determinations of any such assets; (4) periodically reviewing information regarding fair value and other determinations made pursuant to the Trust’s valuation procedures; (5) reporting to the Board on a regular basis regarding the Valuation Committee’s duties; (6) making recommendations in conjunction with the Board’s annual (or other periodical) review of the Trust’s Valuation Policy; (7) periodically reviewing information regarding industry developments in connection with valuation of assets; and (8) performing such other duties as may be assigned to it, from time to time, by the Board. The Valuation Committee met four times during the fiscal year ended February 28, 2025.
Trustee Ownership of the Fund. The following table shows the dollar range of equity securities owned by the Trustees in the Fund and in other investment companies overseen by the Trustee within the same family of investment companies as of December 31, 2024. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related
23

companies for purposes of investment and investor services. The information as to ownership of securities that appears below is based on information furnished to the Fund by or on behalf of its Trustees and executive officers.
	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
Independent Trustees
Jeffery Ekberg	Over $100,000	Over $100,000
Daniel Charney	Over $100,000	Over $100,000
Interested Trustee
Ross Stevens(2)	Over $100,000	Over $100,000

(1)
Family of Investment Companies includes the Trust, Stone Ridge Trust, Stone Ridge Trust II and Stone Ridge Trust VIII, other investment companies managed by the Adviser.
(2)
Beneficial ownership through the Adviser’s or its affiliates’ direct Fund investments.
Other than as disclosed in the following table, none of the Independent Trustees or their family members beneficially owned any class of securities of the Adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Adviser or the principal underwriter of the Fund, as of December 31, 2024.
Name of Director	Name of Owners and Relationships to Director	Company	Title of Class	Values of Securities	Percent of Class
Daniel Charney	Self	New York Digital Investment Group LLC(1)	Class B2	$1,142,592	0.13%
Daniel Charney	Self	Stone Ridge Archimedes Fund LP(2)	Limited Partnership Interest	$5,169,835	0.72%
Jeffery Ekberg	Self	New York Digital Investment Group LLC(1)	Class B2	$571,296	0.06%
Jeffery Ekberg	Self	Stone Ridge Archimedes Fund LP(2)	Limited Partnership Interest	$3,409,352	0.47%

(1)
New York Digital Investment Group LLC is under common control with the Adviser.
(2)
The general partner of Stone Ridge Archimedes Fund LP is a subsidiary of the Adviser and each Trustee is a limited partner of Stone Ridge Archimedes Fund LP.
Compensation of Board Members. Each Trustee who is not an employee of the Adviser is compensated by an annual retainer. The Trust does not pay retirement benefits to its Trustees and officers. The Fund pays a portion of the compensation of the CCO. Other officers and Interested Trustees of the Trust are not compensated by the Fund.
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The following table sets forth compensation received by the Independent Trustees for the Fund’s fiscal year ended February 28, 2025:
Independent Trustees	Aggregate Compensation From the Fund	Total Compensation From the Fund Complex(1) Paid to Trustee
Jeffery Ekberg	$108,006	450,000
Daniel Charney	$108,006	450,000

(1)
The Fund Complex includes the Trust, Stone Ridge Trust, Stone Ridge Trust II and Stone Ridge Trust VIII, other investment companies managed by the Adviser.
Officers of the Trust
Name (Year of Birth) and Address(1)(2)	Position(s) Held with the Trust	Term of Office and Length of Time Served(3)	Principal Occupation(s) During Past 5 Years
Ross Stevens (1969)	President, Chief Executive Officer and Principal Executive Officer	since 2015	Founder and Chief Executive Officer of the Adviser, since 2012.
Lauren D. Macioce (1978)	Chief Compliance Officer, Secretary, Chief Legal Officer and Anti-Money Laundering Compliance Officer	since 2016	General Counsel and Chief Compliance Officer of the Adviser, since 2016.
Maura Keselowsky (1983)	Treasurer, Principal Financial Officer, Chief Financial Officer and Chief Accounting Officer	since July 2024	Supervising Fund Controller at the Adviser, since 2022; member of Finance at the Adviser, since 2018.
Anthony Zuco (1975)	Assistant Treasurer	since July 2024	Member of Finance at the Adviser, since 2015; Supervising Fund Controller at the Adviser (2015-2022).
Alexander Nyren (1980)	Assistant Secretary	since 2018	Head of Reinsurance of the Adviser, since 2018; member of Reinsurance portfolio management team at the Adviser, since 2013.
Leson Lee (1975)	Assistant Treasurer	since 2019	Member of Operations at the Adviser, since 2018.
Domingo Encarnacion (1983)	Assistant Treasurer	since 2020	Tax Manager at the Adviser, since 2016.
Stanley Weinberg (1989)	Assistant Treasurer	since 2023	Member of Operations at the Adviser, since 2019.
Daniel Gross (1984)	Assistant Treasurer	since 2023	Member of Operations at the Adviser, since 2019.
Connor O’Neill (1990)	Assistant Treasurer	since April 2024	Member of Operations at the Adviser, since 2020.
Shamil Kotecha (1986)	Assistant Secretary	since October 2024	Member of Legal and Compliance at the Adviser, since 2018.
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Name (Year of Birth) and Address(1)(2)	Position(s) Held with the Trust	Term of Office and Length of Time Served(3)	Principal Occupation(s) During Past 5 Years
Jamie Corley (1986)	Assistant Treasurer	since January 2025	Member of Operations at the Adviser, since 2019.

(1)
Each officer’s mailing address is c/o Stone Ridge Asset Management LLC, One Vanderbilt Avenue, 65th Floor, New York, NY 10017.
(2)
Each of the officers is an affiliated person of the Adviser as a result of his or her position with the Adviser.
(3)
The term of office of each officer is indefinite.
Code of Ethics. The Trust and the Adviser have adopted a code of ethics in accordance with Rule 17j-1 under the 1940 Act. This code of ethics permits the personnel of these entities to make personal investments under some circumstances, including in assets or instruments that the Fund may purchase or hold.
The code of ethics is available on the EDGAR database of the Commission’s website at www.sec.gov. In addition, copies of the code of ethics may be obtained, after mailing the appropriate duplicating fee, by e-mail request to publicinfo@sec.gov.
PROXY VOTING POLICIES AND PROCEDURES
Attached as Appendix B to this SAI is the summary of the guidelines and procedures that the Adviser uses to determine how to vote proxies relating to portfolio securities, including the procedures that the Adviser uses when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Adviser or any affiliated person of the Fund or the Adviser, on the other. This summary of the guidelines gives a general indication as to how the Adviser will vote proxies relating to portfolio securities on each issue listed. However, the guidelines do not address all potential voting issues or the intricacies that may surround individual proxy votes. For that reason, there may be instances in which votes may vary from the guidelines presented. Notwithstanding the foregoing, the Adviser always endeavors to vote proxies relating to portfolio securities in accordance with the Fund’s investment objective. Information on how the Fund voted proxies relating to portfolio securities during the most recent prior 12-month period ending June 30 is available without charge, (1) upon request, by calling (855) 609-3680, and (2) on the Commission’s website at www.sec.gov.
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
A principal shareholder is any person who owns of record or is known by the Fund to own of record or beneficially 5% or more of any class of the Fund’s outstanding equity securities. A control person is one who owns beneficially, either directly or through controlled companies, more than 25% of the voting securities of the Fund or acknowledges the existence of control. A controlling person possesses the ability to control the outcome of matters submitted for shareholder vote by the Fund.
As of May 31, 2025, the following persons owned of record or beneficially more than 5% of the outstanding shares of the Fund:
Name and Address	Parent	Jurisdiction	% Ownership	Type of Ownership(1)
Charles Schwab & Co 211 Main St San Francisco, CA 94105	The Charles Schwab Corporation	DE	62.51%	Record
National Financial Services, LLC 499 Washington Blvd 4th Floor Jersey City, NJ 07310	Fidelity Global Brokerage Group, Inc.	DE	27.40%	Record

(1)
“Record Ownership” means the shareholder of record, or the exact name of the shareholder on the account, i.e., “ABC Brokerage, Inc.” Beneficial ownership refers to the actual pecuniary, or financial, interest in the security, i.e., “Jane Doe Shareholder.”
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(2)
Includes beneficial ownership through the Adviser’s or its affiliates’ direct Fund investments.
As of May 31, 2025, the Trustees and officers of the Fund as a group owned an aggregate of 88,064 shares of the Fund, or 0.24% of the Fund’s outstanding shares.
INVESTMENT ADVISORY AND OTHER SERVICES
The Adviser
Stone Ridge Asset Management LLC is the Adviser of the Fund. The Adviser was organized as a Delaware limited liability company in 2012. The manager of the general partner of the managing member of the Adviser is Ross Stevens.
Stone Ridge Asset Management LLC serves as the Adviser of the Fund pursuant to an investment management agreement. The investment management agreement has an initial term of two years from its effective date and continues in effect with respect to the Fund (unless terminated sooner) if its continuance is specifically approved at least annually by the affirmative vote of: (i) a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval; and (ii) a majority of the Board or the holders of a majority of the outstanding voting securities of the Fund. The investment management agreement may nevertheless be terminated at any time without penalty, on 60 days’ written notice, by the Board, by vote of holders of a majority of the outstanding voting securities of the Fund or by the Adviser. The investment management agreement terminates automatically in the event of its assignment (as defined in the 1940 Act).
As compensation for its advisory services to the Fund, the Fund pays the Adviser a fee, computed daily and paid monthly in arrears, at the annual rate of 1.50% of the average daily net assets of the Fund. As described in the Prospectus, the Adviser has entered into an expense limitation agreement with the Fund.
Under the terms of the investment management agreement, neither the Adviser nor its affiliates shall be liable for losses or damages incurred by the Fund, unless such losses or damages are attributable to willful misfeasance, bad faith or gross negligence on the part of either the Adviser or its affiliates or from reckless disregard by it of its obligations and duties under the management contract (“disabling conduct”). In addition, the Fund will indemnify the Adviser and its affiliates and hold each of them harmless against any losses or damages not resulting from disabling conduct.
The Adviser contractually agreed to waive its management fee and/or pay or otherwise bear operating and other expenses of the Fund (including organizational and offering expenses, but excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest payments on borrowed funds, loan servicing fees, loan collection and administration fees and expenses, interest and commitment fees; short dividend expense; acquired fund fees and expenses; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business (collectively, the “Excluded Expenses”)) solely to the extent necessary to limit the total annualized expenses, other than Excluded Expenses, of the Fund to 2.30% of the average daily net assets of the Fund.
The Adviser shall be entitled to recoup in later periods expenses that the Adviser has paid or otherwise borne (whether through reduction of its management fee or otherwise) to the extent that the expenses for the Fund (including offering expenses, but excluding Excluded Expenses) after such recoupment do not exceed the lower of (i) the annual expense limitation rate in effect at the time of the actual waiver/reimbursement and (ii) the annual expense limitation rate in effect at the time of the recoupment; provided that the Adviser shall not be permitted to recoup any such fees or expenses beyond three years from the end of the month in which such fee was reduced or such expense was reimbursed.
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The Fund paid the following fees to the Adviser during the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025:
	Fiscal year ended February 28, 2023	Fiscal year ended February 29, 2024	Fiscal year ended February 28, 2025
Gross Advisory Fees Accrued	$34,602,777	$29,741,012	$26,767,800
Fees Waived/ Expenses Reimbursed	$0	$0	$0
Net Advisory Fees Paid	$34,602,777	$29,741,012	$26,767,800
Separately, for the fiscal year ended February 28, 2023, the Adviser recouped, pursuant to its expense limitation agreement, advisory fees that it had previously waived and/or expenses that it had previously borne in the amount of $77,134 . For the fiscal year ended February 29, 2024, the Adviser did not recoup advisory fees that it had previously waived and/or expenses that it had previously borne. For the fiscal year ended February 28, 2025, the Adviser did not recoup advisory fees that it had previously waived and/or expenses that it had previously borne.
To the extent the Adviser receives compensation for providing management services to a Subsidiary, (i) the Adviser will not receive compensation from the Fund in respect of the assets of the Fund that are invested in such Subsidiary (i.e., the compensation paid to the Adviser for services to the Fund will be calculated based on the Fund’s average daily net assets excluding the net assets of such Subsidiary), and (ii) any such compensation is determined as a percentage of the average daily net assets of such Subsidiary at the same rate and in the same manner as under the Fund’s investment management agreement. The Adviser does not currently receive a management fee from any Subsidiary.
Portfolio Managers
James Egan, Paul Germain, Joseph O, Tomer Seifan and Ross Stevens are jointly and primarily responsible for the day-to-day management of the Fund. The following tables set forth certain additional information with respect to the Portfolio Managers. The information is as of February 28, 2025.
Other Accounts Managed by the Portfolio Managers
The table below identifies the number of accounts for which the Portfolio Managers have day-to-day management responsibilities and the total assets in such accounts within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts.
	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Manager	Number of Accounts(1)	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)
James Egan	1	$2,508	16	$5,807	6	$9,379
Paul Germain	5	$8,942	16	$5,807	6	$9,379
Joseph O	1	$2,508	16	$5,807	2	$3,495
Tomer Seifan	1	$2,508	22	$7,753	4	$6,293
Ross Stevens	5	$7,671	1	$596	0	$0

(1)
Includes the Fund
The table below identifies the number of accounts for which the Portfolio Managers have day-to-day management responsibilities and the total assets in such accounts with respect to which the advisory fee is based on the
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performance of the account within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts.
	Registered Investment Companies for which the Adviser receives a performance-based fee		Other Pooled Investment Vehicles managed for which the Adviser receives a performance-based fee		Other Accounts managed for which the Adviser receives a performance-based fee
Portfolio Manager	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)
James Egan	0	$0	0	$0	0	$0
Paul Germain	0	$0	0	$0	0	$0
Joseph O	0	$0	0	$0	0	$0
Tomer Seifan	0	$0	5	$2,107	2	$1,914
Ross Stevens	0	$0	0	$0	0	$0
Potential Conflicts of Interest
Each of the Portfolio Managers is also responsible for managing other accounts in addition to the Fund, including other accounts of the Adviser or its affiliates. Other accounts may include other investment companies registered under the 1940 Act, unregistered investment companies that rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, separately managed accounts, foreign investment companies and accounts or investments owned by the Adviser or its affiliates or the Portfolio Managers. Management of other accounts in addition to the Fund can present certain conflicts of interest, as described below.
From time to time, conflicts of interest arise between a Portfolio Manager’s management of the investments of the Fund, on the one hand, and the management of other accounts, on the other. The other accounts might have similar or different investment objectives or strategies as the Fund, or otherwise hold, purchase, or sell securities or other assets or instruments that are eligible to be held, purchased or sold by the Fund, or may take positions that are opposite in direction from those taken by the Fund. In addition, investors in, or the owners of, certain accounts managed by the Adviser are also investors in the Adviser or its affiliates and/or have indicated an intention to invest additional assets in accounts managed by the Adviser and for which the Adviser will receive a management fee, performance allocation or incentive fee.
As a fiduciary, the Adviser owes a duty of loyalty to its clients and must treat each client fairly. The Adviser and the Fund have adopted compliance policies and procedures that are designed to avoid, mitigate, monitor and oversee areas that could present potential conflicts of interest.
Allocation of Limited Time and Attention. A Portfolio Manager who is responsible for managing multiple accounts may devote unequal time and attention to the management of those accounts. As a result, the Portfolio Manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of the accounts as might be the case if he or she were to devote substantially more attention to the management of a single account. The effects of this potential conflict may be more pronounced where accounts overseen by a particular Portfolio Manager have different investment strategies.
Allocation of Investment Opportunities. Conflicts of interest arise as a result of the Adviser’s or its affiliates’ management of a number of accounts with similar or different investment strategies. When the Adviser or its affiliates purchase or sell securities or other assets or instruments for more than one account, the trades must be allocated in a manner consistent with their fiduciary duties. The Adviser and its affiliates attempt to allocate investments in a fair and equitable manner over time among client accounts, with no account receiving preferential treatment over time. To this end, the Adviser and its affiliates have adopted policies and procedures that are intended to provide the Adviser and its affiliates with flexibility to allocate investments in a manner that is consistent with their fiduciary duties. There is no guarantee, however, that the policies and procedures adopted by the Adviser and its affiliates will be able to detect and/or prevent every situation in which an actual or potential conflict may appear.
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An investment opportunity may be suitable for both the Fund and other accounts, but may not be available in sufficient quantities for both the Fund and the other accounts to participate fully. If a Portfolio Manager identifies a limited investment opportunity that may be suitable for multiple accounts, the opportunity may be allocated among these several accounts; as a result of these allocations, there may be instances in which the Fund will not participate in a transaction that is allocated among other accounts or the Fund may not be allocated the full amount of an investment opportunity. Similarly, there may be limited opportunity to sell an investment held by the Fund and another account. In addition, different account guidelines and/or differences within particular investment strategies may lead to the use of different investment practices for accounts with a similar investment strategy. Whenever decisions are made to buy or sell securities or other assets or instruments by the Fund and one or more of the other accounts simultaneously, the Adviser and its affiliates may aggregate the purchases and sales of the securities or other assets or instruments. The Adviser and its affiliates will not necessarily purchase or sell the same securities or other assets or instruments at the same time, in the same direction or in the same proportionate amounts for all eligible accounts, particularly if different accounts have different amounts of capital under management by the Adviser or its affiliates, different amounts of investable cash available, different strategies or different risk tolerances. As a result, although the Adviser and its affiliates may manage different accounts with similar or identical investment objectives, or may manage accounts with different objectives that trade in the same securities or other assets or instruments, the portfolio decisions relating to these accounts, and the performance resulting from such decisions, may differ from account to account, and the trade allocation and aggregation and other policies and procedures of the Fund or the Adviser and its affiliates could have a detrimental effect on the price or amount of the securities or other assets or instruments available to the Fund from time to time. Because the aforementioned considerations may differ between the Fund and other accounts, the investment activities of the Fund and other accounts may differ considerably from time to time. In addition, the Fund could be disadvantaged because of activities conducted by the Adviser or its affiliates for their other accounts, or by the Adviser or its affiliates for their own accounts, as a result of, among other things, the difficulty of liquidating an investment for more than one account where the market cannot absorb the sale of the combined positions.
As a result of regulations governing the ability of certain clients of the Adviser and its affiliates to invest side-by-side, it is possible that the Fund may not be permitted to participate in an investment opportunity at the same time as another fund or another account managed by the Adviser or its affiliates. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. The decision as to which accounts may participate in any particular investment opportunity will take into account applicable law and the suitability of the investment opportunity for, and the strategy of, the applicable accounts. It is possible that the Fund may be prevented from participating due to such investment opportunity being more appropriate, in the discretion of the Adviser and its affiliates, for another account.
Conflicts of Interest Among Strategies. At times, a Portfolio Manager may determine that an investment opportunity may be appropriate for only some of the accounts for which he or she exercises investment responsibility, or may decide that certain of the accounts should take differing positions with respect to a particular security or other asset or instrument. In these cases, the Portfolio Manager may place separate transactions for one or more accounts, which may affect the market price of the security or other asset or instrument or the execution of the transaction, or both, to the detriment or benefit of one or more other accounts. Similarly, the Adviser or its affiliates may take positions in accounts or investments owned by them or on behalf of clients that are similar to or different from those taken by one or more client accounts.
Conflicts may also arise in cases when accounts invest in different parts of an issuer’s capital structure, including circumstances in which one or more accounts own private securities or obligations of an issuer and other accounts may own public securities of the same issuer. Actions by investors in one part of the capital structure could disadvantage investors in another part of the capital structure. In addition, purchases or sales of the same investment may be made for two or more accounts on the same date. There can be no assurance that an account will not receive less (or more) of a certain investment than it would otherwise receive if this conflict of interest among accounts did not exist. In effecting transactions, it may not be possible, or consistent with the investment objectives of accounts, to purchase or sell securities or other assets or instruments at the same time or at the same prices.
Selection of Service Providers. The Adviser or its affiliates may be able to select or influence the selection of service providers to clients, including the brokers and dealers that are used to execute securities or other
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transactions for the accounts that they supervise. In addition to executing trades, some brokers and dealers may provide the Adviser or its affiliates with brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), which may result in the payment of higher brokerage fees than might have otherwise been available. These services may be more beneficial to certain accounts than to others. In addition, the Adviser or its affiliates have received and may receive loans or other services from service providers to clients. Although such services are negotiated at arm’s length, they pose conflicts of interest to the Adviser or its affiliates in selecting such service providers.
Related Business Opportunities. The Adviser or its affiliates may provide more services (such as distribution or recordkeeping) for some types of accounts than for others. In such cases, a Portfolio Manager may benefit, either directly or indirectly, by devoting disproportionate attention to the management of accounts that provide greater overall returns to the Adviser and its affiliates.
Broad and Wide-Ranging Activities. The Adviser and its related parties engage in a broad spectrum of activities and may expand the range of services that they provide over time. The Adviser and its related parties will generally not be restricted in the scope of their business or in the performance of any such services (whether now offered or undertaken in the future), even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. In the ordinary course of their business activities, including activities with third-party service providers, lenders and/or counterparties, the Adviser and its related parties engage in activities where the interests of the Adviser and its related parties or the interests of their clients conflict with the interests of the shareholders of the Fund. Certain employees of the Adviser, including certain Portfolio Managers, also have responsibilities relating to the business of one or more related parties. These employees are not restricted in the amount of time that may be allocated to the business activities of the Adviser’s related parties, and the allocation of such employees’ time between the Adviser and its related parties may change over time.
Variation in Compensation. A conflict of interest arises where the financial or other benefits available to the Adviser differ among the accounts that it manages. The structure of the Adviser’s management fee differs among accounts (such as where certain accounts pay higher management fees or a performance or incentive fee), which means the Adviser might be motivated to help certain accounts over others. In addition, a Portfolio Manager or the Adviser might be motivated to favor accounts in which such Portfolio Manager has an interest or in which the Adviser and/or its affiliates have interests. Similarly, the desire to maintain or raise assets under management or to enhance the Adviser’s performance record or to derive other rewards, financial or otherwise, could influence the Adviser to lend preferential treatment to those accounts that could most significantly benefit the Adviser.
Investments in the Fund by the Adviser.  The Adviser or its affiliates purchase shares from time to time, and may hold a material position in the Fund. The Adviser or its affiliates face conflicting interests in determining whether, when and in what amount to tender shares for repurchase in connection with periodic repurchase offers by the Fund.  If the Adviser or its affiliate tenders a significant number of shares in connection with a periodic repurchase offer, this could cause the repurchase offer to be oversubscribed and shareholders participating in the repurchase offer (including the Adviser or its affiliates) would only be able to have a portion of their shares repurchased. In such a case, the Adviser or its affiliates would be subject to the resulting proration of tendered amounts on a pari passu basis with all other tendering investors. Other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks of Investment in the Fund—Repurchase Offers Risk” in the Prospectus.
Investments by Adviser or Related Entities. The Adviser, its affiliates and/or related entities have made investments in alternative lending-related securities for its or their own accounts prior to the commencement of investment operations of the Fund in order to test the investment strategy and infrastructure of the Fund and its service providers. The Adviser, its affiliates and/or related entities have made investments, and may make additional investments, in alternative lending-related securities following commencement of investment operations of the Fund.
In addition, the Adviser, its affiliates and/or related entities have made, and may from time to time make, equity investments in one or more companies that operate alternative lending platforms from which the Fund may purchase alternative lending-related securities. The Adviser, its affiliates and/or related entities may invest in entities that may provide financial or other services for the Fund.
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Certain Potential Conflicts Relating to Expenses. The allocation of fees and expenses among the Fund and other funds or accounts advised by the Adviser will often require the Adviser to exercise its discretion to select an allocation method it determines to be appropriate in light of the particular facts and circumstances. The Adviser will be subject to conflicts of interest in making such determinations, and there can be no assurance that any allocations (i) will reflect an entity’s pro rata share of such expenses based on the amounts invested (or anticipated to be invested) and/or the market value of the investment held (or anticipated to be held) by each fund advised by the Adviser, or (ii) will be in proportion to the number of participating funds advised by the Adviser or the proportion of time spent on each such fund. Similarly, the determination of whether an expense (for instance, the fees and expenses of service providers who work on Fund-related matters) is appropriately borne by the Fund or the Adviser often cannot be resolved by reference to a pre-existing formula and will require the exercise of discretion, and the Adviser will be subject to conflicts of interest in making such determinations.
Portfolio Manager Compensation
Portfolio Managers receive a base salary and may also receive a bonus. Compensation of a Portfolio Manager is determined at the discretion of the Adviser and may be deferred. It may be based on a number of factors including the Portfolio Manager’s experience, responsibilities, the perception of the quality of his or her work efforts, and the consistency with which he or she demonstrates kindness to other employees, trading counterparties, vendors and clients. As a firm focused on beta, the compensation of Portfolio Managers is not based upon the performance of client accounts that the Portfolio Managers manage. The Adviser reviews the compensation of each Portfolio Manager at least annually.
Portfolio Manager Securities Ownership
As of February 28, 2025, the Portfolio Managers beneficially owned the following shares of the Fund:
Portfolio Manager	Dollar Range of Shares Beneficially Owned
James Egan	$100,001–$500,000
Paul Germain	$100,001-$500,000
Joseph O	$10,001-$50,000
Tomer Seifan	Over $1,000,000
Ross Stevens(2)	Over $1,000,000

(1)
Beneficial ownership through the Adviser’s or its affiliates’ investments in the Fund.
Principal Underwriter
Foreside Financial Services, LLC, located at Three Canal Plaza, Suite 100, Portland, Maine 04101 (the “Distributor”), is the principal underwriter and distributor of shares of the Fund. The Distributor acts as the distributor of shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distributor’s contract with the Fund. The Distributor is not obligated to sell any specific number of shares of the Fund. The Distributor will also act as agent for the Fund in connection with repurchases of shares.
Distribution and Servicing Plan
As described in the Prospectus, the Fund has adopted a distribution and servicing plan (the “Distribution and Servicing Plan”) for its shares. The Distribution and Servicing Plan was approved by the Board, including a majority of the Trustees who are not interested persons of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operations of the Distribution and Servicing Plan or the distribution agreement with the Distributor. The Distribution and Servicing Plan may benefit the Fund by providing additional ongoing shareholder services to Fund shareholders.
On July 1, 2018, the Distribution and Servicing Plan was adopted, pursuant to which the Fund may pay servicing fees and distribution fees at the maximum annual rate of 0.05%, calculated as a percentage of the Fund’s average daily net assets. On the same date, the Services Agreement was amended and restated to reduce the servicing fees paid by the Fund to a maximum annual rate of 0.05% of the Fund’s average daily net assets.
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The Fund incurred the following amounts in distribution and/or service fees pursuant to the Distribution and Servicing Plan during the fiscal year ended February 28, 2023, the fiscal year ended February 29, 2024 and the fiscal year ended February 28, 2025.
Fiscal year ended February 29, 2023	Fiscal year ended February 29, 2024	Fiscal year ended February 28, 2025
$1,121,546	$1,111,728	$1,054,278
For the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, $1,127,127, $1,134,149 and $1,083,455, respectively, of the fees the Fund incurred pursuant to the Distribution and Servicing Plan was paid to intermediaries, as described under “How to Buy Shares” and “Intermediary and Servicing Arrangements” in the Prospectus.
The Distribution and Servicing Plan may be terminated by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the Fund, to the extent so required. The Distribution and Servicing Plan may be amended by a vote of the Board, including a majority of the Independent Trustees, cast in person at a meeting called for that purpose, to the extent so required. The Board reviews quarterly a written report detailing the costs that have been incurred.
No Independent Trustee has any direct or indirect financial interest in the operation of the Distribution and Servicing Plan. Except as disclosed in the Prospectus, no interested person of the Fund has any direct or indirect financial interest in the operation of the Distribution and Servicing Plan except to the extent that the Distributor, the Adviser or certain of their employees may be deemed to have such an interest as a result of benefits derived from the successful operation of the Distribution and Servicing Plan.
Other Service Providers
Administrator. The Trust has entered into an administration agreement with U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (the “Administrator”), pursuant to which the Administrator provides administrative services to the Fund. The Administrator is responsible for (i) the general administrative duties associated with the day-to-day operations of the Fund; (ii) conducting relations with the custodian, independent registered public accounting firm, legal counsel and other service providers; (iii) providing regulatory reporting; and (iv) providing necessary office space, equipment, personnel, compensation and facilities for handling the affairs of the Fund. In performing its duties and obligations under the administration agreement, the Administrator shall not be held liable except for a loss arising out of the Administrator’s refusal or failure to comply with the terms of the administration agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under the administration agreement.  The principal business address of the Administrator is 615 East Michigan Street, Milwaukee, Wisconsin 53202.
The Administrator also serves as fund accountant to the Fund under a separate agreement with the Trust and is responsible for calculating the Fund’s total NAV, total net income and NAV per share of the Fund on a daily basis.
The Fund paid the following administration and fund accounting fees to the Administrator during the most recent three fiscal years ended February 28 (or February 29 in a leap year):
Fiscal year ended February 28, 2023	Fiscal year ended February 29, 2024	Fiscal year ended February 28, 2025
$2,065,387	$1,962,558	$1,857,583
Servicing Agent. As described in the Prospectus, the Fund has entered into a Services Agreement with the Adviser pursuant to which the Fund has appointed the Adviser as servicing agent.
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The Fund incurred the following amounts in services fees pursuant to the Services Agreement during the most recent three fiscal years ended February 28 (or February 29 in a leap year):
Fiscal year ended February 28, 2023	Fiscal year ended February 29, 2024	Fiscal year ended February 28, 2025
$1,153,426	$1,111,728	$1,054,278
For the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, $1,127,127, $1,134,149 and $1,083,455, respectively, of the servicing fees the Fund incurred pursuant to the Services Agreement was paid to intermediaries, as described under “How to Buy Shares” and “Distribution and Servicing Arrangements” in the Prospectus.
Transfer Agent/Dividend Disbursing Agent. U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (the “Transfer Agent”), is the transfer agent for the Fund's shares and the dividend disbursing agent for payment of dividends and distributions on Fund shares. The principal business address of the Transfer Agent is 615 East Michigan Street, Milwaukee, Wisconsin 53202.
Custodians. U.S. Bank NA (“US Bank”), located at 1555 N. River Center Drive, Suite 302, Milwaukee, Wisconsin 53212, and Inspira Financial Trust, LLC (“Inspira,” and, together with U.S. Bank, the “Custodians”), located at 2001 Spring Rd #700, Oak Brook, Illinois 60523, are the Fund’s co-custodians. As such, each Custodian holds in safekeeping certificated securities and cash belonging to the Fund and, in such capacity, is the registered owner of securities in book-entry form belonging to the Fund. Upon instruction, each Custodian receives and delivers cash and securities of the Fund in connection with Fund transactions and collects all dividends and other distributions made with respect to portfolio securities of the Fund. Each Custodian also maintains certain accounts and records of the Fund. Inspira also serves as the custodian for certain assets held by the Fund’s subsidiaries.
Independent Registered Public Accounting Firm. Ernst & Young LLP (“EY”) serves as the Fund's independent registered public accountant. EY provides audit services and assistance and consultation in connection with the review of Commission filings and certain tax compliance services. EY is located at 700 Nicollet Mall, Suite 500, Minneapolis, Minnesota 55402.
Legal Counsel. Ropes & Gray LLP serves as counsel to the Fund, and is located at 800 Boylston Street, Boston, Massachusetts 02199.
PURCHASE AND REPURCHASE OF SHARES
The Fund currently offers one class of shares. The Declaration of Trust authorizes the issuance of an unlimited number of shares. The Trustees of the Fund have authority under the Declaration of Trust to create and classify shares into separate series and to classify and reclassify any series of shares into one or more classes without further action by shareholders. The Trustees of the Fund may designate additional series and classes in the future from time to time.
The shares will be issued with a par value of $0.01 per share. All shares of the Fund have equal rights as to the payment of dividends and the distribution of assets upon liquidation of the Fund. The shares will, when issued, be fully paid and non-assessable by the Fund and will have no preemptive or conversion rights to cumulative voting.
The shares are designed primarily for long-term investors, and investors in the shares should not view the Fund as a vehicle for short-term trading purposes.
Unlike most closed-end funds, the Fund continuously offers its shares. The Fund’s shares are not listed on any securities exchange and are not publicly traded. Thus, there is no secondary market for the Fund’s shares and the Fund expects that no secondary market will develop. In order to provide liquidity to shareholders, the Fund has determined that it will make quarterly offers to repurchase a portion of the Fund’s outstanding shares at NAV subject to approval of the Board and in all cases such repurchase offers will be for at least 5% and not more than 25% of its outstanding shares at NAV. It is also possible that a Repurchase Offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. The Fund intends to offer
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the shares in a continuous offering of its shares at net asset value, plus the applicable sales charge. There can be no assurance that the Fund will offer its shares on a continuous basis, or if so offered, that it will do so indefinitely.
The Repurchase Request Deadline will ordinarily be the same date as the Repurchase Pricing Date.
The Fund reserves the right to reject any purchase order application that conflicts with the Fund’s internal policies or the policies of any regulatory authority. All checks must be in U.S. Dollars drawn on a domestic bank (i.e., a bank with a branch in the U.S.). The Fund will not accept payment in cash or money orders. The Fund does not accept postdated checks or any conditional order or payment. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares.
If you elect to receive distributions and/or dividends by check and the post office cannot deliver the check, or if the check remains uncashed for six months, the Fund reserves the right to reinvest the distribution check in your Fund account at the then current NAV per share and to reinvest all subsequent distributions in shares of the Fund.
Information provided on the account application may be used by the Fund to verify the accuracy of the information or for background or financial history purposes. A joint account will be administered as a joint tenancy with right of survivorship, unless the joint owners notify the Transfer Agent of a different intent. A shareholder’s account is governed by the laws of the State of Delaware. For telephone transactions, the Transfer Agent will take measures to verify the identity of the caller, such as asking for name, account number, Social Security or other taxpayer ID number and other relevant information. If appropriate measures are taken, the Transfer Agent is not responsible for any loss that may occur to any account due to an unauthorized telephone call. Also for your protection telephone repurchases are not permitted on accounts whose names or addresses have changed within the past 30 days. Proceeds from telephone transactions can be mailed to the address of record or sent via wire or ACH to the bank of record pre-established on the account.
PORTFOLIO TRANSACTIONS AND BROKERAGE
Investment Decisions and Portfolio Transactions
Investment decisions for the Fund are made with a view to achieving its investment objective. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved (including the Fund ). Some securities considered for investment by the Fund also may be appropriate for other accounts managed by the Adviser. Thus, a particular security may be bought or sold for certain accounts even though it could have been bought or sold for other accounts at the same time. If a purchase or sale of securities consistent with the investment policies of the Fund and one or more of these other accounts is considered at or about the same time, transactions in such securities will generally be allocated among the Fund and other accounts in the manner described above under “Potential Conflicts of Interest — Allocation of Investment Opportunities” and “— Conflicts of Interest Among Strategies” above. When the Adviser determines that an investment opportunity is appropriate for the Fund and one or more other accounts, the Adviser will generally execute transactions for the Fund on an aggregated basis with the other accounts when the Adviser believes that to do so will allow it to obtain best execution and to negotiate more favorable commission rates or other transaction costs than might have otherwise been paid had such orders been placed independently. Aggregation, or “bunching,” describes a procedure whereby an investment adviser combines the orders of two or more clients into a single order for the purpose of obtaining better prices and lower execution costs.
Brokerage and Research Services
There is generally no stated commission in the case of securities traded on a principal basis in the over-the-counter markets, but the price paid by the Fund usually includes an undisclosed dealer commission or markup. In underwritten offerings, the price paid by the Fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer. Transactions on U.S. stock exchanges and other agency transactions involve the payment by the Fund of negotiated brokerage commissions. Such commissions vary among different brokers. Also, a particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in non-U.S. securities generally involve the payment of fixed brokerage commissions, which are generally higher than those in the United States. The purchase by the Fund of participations or
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assignments may be pursuant to privately negotiated transactions pursuant to which the Fund may be required to pay fees to the seller or forego a portion of payments in respect of the participation agreement.
The Adviser places orders for the purchase and sale of portfolio securities, options and futures contracts and buys and sells such securities, options and futures for the Fund through multiple brokers and dealers. The Adviser will place trades for execution only with approved brokers or dealers. In effecting such purchases and sales, the Adviser seeks the most favorable price and execution of the Fund’s orders. In doing so, the Fund may pay higher commissions than the lowest available when the Adviser believes it is reasonable to do so. In seeking the most favorable price and execution, the Adviser, having in mind the Fund’s best interests, considers all factors it deems relevant, including, price, the size of the transaction, the nature of the market for the security, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer involved and the quality of service rendered by the broker- dealer in that or other transactions.
It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research and brokerage products and services (together, “research and brokerage services”) from broker-dealers that execute portfolio transactions for the clients of such advisers. Consistent with this practice, the Adviser may receive research and brokerage services from broker-dealers with which the Adviser places the Fund’s portfolio transactions. These research and brokerage services, which in some cases also may be purchased for cash, may include, among other things, such items as general economic and security market reviews, industry and company reviews, evaluations of securities, recommendations as to the purchase and sale of securities, and services related to the execution of securities transactions. The advisory fees paid by the Fund are not reduced because the Adviser receives such research and brokerage services even though the receipt of such research and brokerage services relieves the Adviser from expenses it might otherwise bear. Research and brokerage services provided by broker-dealers chosen by the Adviser to place the Fund’s transactions may be useful to the Adviser in providing services to the Adviser’s other clients, although not all of these research and brokerage services may be necessarily useful and of value to the Adviser in managing the Fund. Conversely, research and brokerage services provided to the Adviser by broker-dealers in connection with trades executed on behalf of other clients of the Adviser may be useful to the Adviser in managing the Fund, although not all of these research and brokerage services may be necessarily useful and of value to the Adviser in managing such other clients. To the extent the Adviser uses such research and brokerage services, it will use them for the benefit of all clients, to the extent reasonably practicable. Currently, the Adviser does not direct portfolio transactions for the Fund to a particular broker-dealer because the broker-dealer provides soft dollar benefits to the Adviser.
In reliance on the “safe harbor” provided by Section 28(e) of the Exchange Act, the Adviser may cause the Fund to pay a broker-dealer that provides “brokerage and research services” (as defined for purposes of Section 28(e)) to the Adviser an amount of commission for effecting a securities transaction for the Fund in excess of the commission that another broker-dealer would have charged for effecting that transaction if the Adviser makes a good faith determination that the commissions are reasonable in relation to the value of brokerage and research services provided, viewed in terms of either a particular transaction or the Adviser’s overall responsibilities to all discretionary accounts.
The Adviser may place orders for the purchase and sale of exchange-listed portfolio securities with a broker-dealer that is an affiliate of the Adviser where, in the judgment of the Adviser, such firm will be able to obtain a price and execution at least as favorable as other qualified broker-dealers. Pursuant to rules of the Commission, a broker-dealer that is an affiliate of the Adviser may receive and retain compensation for effecting portfolio transactions for the Fund on a securities exchange if the commissions paid to such an affiliated broker-dealer by the Fund on exchange transactions do not exceed “usual and customary brokerage commissions.” The rules define “usual and customary” commissions to include amounts that are “reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time.”
Regular Broker Dealers. The Fund is required to identify the securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act) or their parent companies held by the Fund as of the close of its most recent
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fiscal year and state the value of such holdings. As of February 28, 2025, the Fund did not hold any securities of its regular brokers or dealers or their parent companies .
Brokerage Commissions. For the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, there were no aggregate brokerage commissions.
TAX STATUS
The following discussion of U.S. federal income tax consequences of investment in the Fund is based on the Code, U.S. Treasury regulations, and other applicable authority, as of the date of the preparation of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in the Fund and does not address all aspects of taxation that may apply to shareholders or to particular shareholders. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of U.S. federal, state or local or non-U.S. tax laws.
Taxation of the Fund
The Fund has elected to be treated and intends to qualify and be treated each year as a RIC under Subchapter M of the Code. In order to qualify for the special tax treatment accorded RICs and their shareholders, the Fund must, among other things:
(a)
derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below);
(b)
diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and
(c)
distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year.
In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, qualified publicly traded partnerships will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code Section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.
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For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the U.S. Internal Revenue Service (the “IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above. In addition, if the Fund were to own 20% or more of the voting interests of a corporation, the Fund would be required to “look through” such corporation to its holdings and combine the appropriate percentage of such corporation’s assets with the Fund’s assets for purposes of satisfying the 25% diversification test described in (b)(ii) above. Gains from foreign currencies (including foreign currency options, foreign currency swaps, foreign currency futures and foreign currency forward contracts) currently constitute qualifying income for purposes of the 90% gross income test, described in (a) above. However, the U.S. Treasury Department has the authority to issue regulations (possibly with retroactive effect) excluding from the definition of “qualifying income” the Fund’s foreign currency gains to the extent that such income is not directly related to the Fund’s principal business of investing in stock or securities.
The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in law might affect the Fund’s ability to qualify for such treatment.
If the Fund qualifies as a RIC that is accorded special tax treatment, the Fund generally will not be subject to U.S. federal income tax on income distributed in a timely manner to its shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be a “C corporation” under the Code and, as such, would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions could be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s Shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.
The Fund intends to be treated as a “dealer in securities” within the meaning of Section 475(c)(1) of the Code. Section 475 of the Code requires that a dealer must generally “mark-to-market” all the securities which it holds at the close of each taxable year. Any gain or loss realized or deemed realized with respect to a security held by a dealer, regardless of whether such gain or loss is realized as a result of an actual disposition or a deemed disposition under the mark-to-market rule, is generally treated as ordinary income or loss. The mark-to-market rule does not apply to any security held for investment that a dealer properly identifies as such.
As a result of its status as a dealer in securities, most or all of the investments held by the Fund at the end of each taxable year are “marked-to-market” under Section 475 of the Code with the result that unrealized gains or losses are treated as though they were realized. These deemed realized gains and losses, as well as gains and losses actually realized during the taxable year due to an actual disposition of a security that would have been marked to market if held at the end of the year, are generally treated as ordinary gain or loss. The Fund’s status as a dealer in securities may affect the amount, timing and character of the Fund’s distributions, including by causing substantially all of the Fund’s distributions to be taxable to shareholders as ordinary income. The mark-to-market rules under Section 475 of the Code may not apply to all of the Fund’s investments; in such instances, other rules of the Code, including in some cases the mark-to-market rules of Section 1256 of the Code, will apply to determine the amount, timing and character of income.
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The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income (computed without regard to the dividends paid deduction), any net tax-exempt income and net capital gains. As a “dealer in securities,” the Fund does not expect to realize material amounts of capital gain. Investment company taxable income retained by the Fund will be subject to tax at regular corporate rates. The Fund may also retain for investment its net capital gain. If the Fund retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but it may designate the retained amount as undistributed capital gains in a notice mailed within 60 days of the close of the Fund’s taxable year to its shareholders who, in turn, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on properly-filed U.S. tax returns to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a shareholder of the Fund will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the shareholder’s gross income, under clause (i) of the preceding sentence, and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.
In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31, or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year), or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.
If the Fund fails to distribute in a calendar year an amount at least equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such year, plus any retained amount for the prior year, the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts. For these purposes, ordinary gains and losses from the sale, exchange or other taxable disposition of property that would be properly taken into account after October 31 are treated as arising on January 1 of the following calendar year. For purposes of the excise tax, the Fund will be treated as having distributed any amount on which it has been subject to corporate income tax in the taxable year ending within the calendar year. A dividend paid to shareholders in January of a year generally is deemed to have been paid on December 31 of the preceding year, if the dividend is declared and payable to shareholders of record on a date in October, November or December of that preceding year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to do so.
Fund Distributions
Shareholders subject to U.S. federal income tax will be subject to tax on dividends received from the Fund, regardless of whether received in cash or reinvested in additional Shares. Such distributions generally will be taxable to shareholders in the calendar year in which the distributions are received, except that a dividend declared and payable to shareholders of record in October, November or December and paid to shareholders the following January generally is deemed to have been paid by the Fund on December 31 of the preceding year. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under the Code.
For U.S. federal income tax purposes, distributions of investment income generally are taxable to shareholders as ordinary income. As a “dealer in securities,” the Fund does not expect to realize material amounts of capital gains. If, despite its status as a “dealer in securities” the Fund realizes capital gains, taxes to shareholders on distributions of such capital gains, if any, are determined by how long the Fund owned (and is treated for U.S. federal income tax purposes as having owned) the investments that generated them, rather than how long a shareholder has owned his or her Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or
39

is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) generally will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates. The IRS and the U.S. Department of the Treasury have issued regulations that impose special rules in respect of Capital Gain Dividends received through partnership interests constituting “applicable partnership interests” under Section 1061 of the Code. Distributions of net short-term capital gain (as reduced by any long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income, and shareholders will not be able to offset distributions of the Fund’s net short-term capital gains with capital losses that they recognize with respect to their other investments.
As required by U.S. federal law, detailed U.S. federal tax information with respect to each calendar year will be furnished to each shareholder early in the succeeding year.
The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s “current and accumulated earnings and profits” (generally, the net investment income and net capital gains of the Fund with respect to that year), in which case the excess generally will be treated as a return of capital, which will be tax-free to the holders of the Shares, up to the amount of the shareholder’s tax basis in the applicable Shares, with any amounts exceeding such basis treated as gain from the sale of such Shares.
Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years without expiration to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund must apply such carryforwards first against gains of the same character. The Fund’s available capital loss carryforwards, if any, will be set forth in its annual shareholder report for each fiscal year.
“Qualified dividend income” received by an individual will be taxed at the rates applicable to net capital gain. In order for some portion of the dividends received by the Fund shareholder to be qualified dividend income, the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund’s Shares. In general, a dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date that is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a passive foreign investment company.
In general, distributions of investment income reported by the Fund as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual, provided both the shareholder and the Fund meet the holding period and other requirements described above. If the aggregate qualified dividends received by the Fund during any taxable year are 95% or more of its gross income (excluding net long-term capital gain over net short-term capital loss), 100% of the Fund’s dividends (other than Capital Gain Dividends) will be eligible to be treated as qualified dividend income. It is unclear whether or to what extent distributions from the Fund will constitute qualified dividend income.
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In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a dividend eligible for the dividends-received deduction (1) if it has been received with respect to any share of stock that the Fund has held for less than 46 days (91 days in the case of certain preferred stock) during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 181-day period beginning 90 days before such date in the case of certain preferred stock) or (2) to the extent that the Fund is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the dividends received deduction may otherwise be disallowed or reduced (1) if the corporate shareholder fails to satisfy the foregoing requirements with respect to its Shares of the Fund or (2) by application of various provisions of the Code (for instance, the dividends-received deduction is reduced in the case of a dividend received on debt-financed portfolio stock (generally, stock acquired with borrowed funds)). It is unclear whether or to what extent distributions from the Fund will qualify for the dividends-received deduction.
Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.
Distributions by the Fund to its shareholders that the Fund properly reports as “Section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified REIT dividends in the hands of non-corporate shareholders. See “Certain Investments in REITs and Mortgage-Related Securities” for further details.
Section 1411 of the Code generally imposes a 3.8% Medicare contribution tax on the “net investment income” (as defined in the Code) of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, net investment income generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains as described above, and (ii) any net gain from the sale, repurchase or exchange of Fund shares. Shareholders are advised to consult their tax advisers regarding the possible implications of this additional tax on their investment in the Fund.
Dividends and distributions on Shares of the Fund are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains (“current and accumulated earnings and profits”), even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the net asset value of the Fund reflects either unrealized gains, or realized undistributed income or gains, that were therefore included in the price the shareholder paid. The Fund may be required to distribute realized income or gains regardless of whether the Fund’s net asset value also reflects unrealized losses. Such distributions may reduce the fair market value of the Fund’s Shares below the shareholder’s cost basis in those Shares.
Sale, Exchange or Repurchase of Shares
The repurchase, sale or exchange of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Shares will be treated as long-term capital gain or loss if the shareholder has held the Shares for more than 12 months. Otherwise, the gain or loss will generally be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any Capital Gain Dividends received (or deemed received) by the shareholder with respect to the Shares. All or a portion of any loss realized upon a taxable disposition of Shares will be disallowed under the Code’s “wash sale” rule if other substantially identical Shares of the Fund are purchased, including by means of dividend reinvestment, within 30 days before or after the disposition. In such a case, the basis of the newly purchased Shares will be adjusted to reflect the disallowed loss.
Shareholders who tender all of the Shares they hold or are deemed to hold in response to a periodic repurchase offer generally will be treated as having sold their Shares and generally will recognize a capital gain or loss, as described
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in the preceding paragraph. However, if a shareholder tenders fewer than all of the Shares it holds or is deemed to hold, such shareholder may be treated as having received a distribution under Section 301 of the Code (“Section 301 distribution”) unless the repurchase is treated as being either (i) “substantially disproportionate” with respect to such shareholder or (ii) otherwise “not essentially equivalent to a dividend” under the relevant rules of the Code. A Section 301 distribution is not treated as a sale or exchange giving rise to capital gain or loss, but rather is treated as a dividend to the extent supported by the Fund’s current and accumulated earnings and profits, with the excess treated as a return of capital reducing the shareholder’s tax basis in its Fund shares (but not below zero), and thereafter as capital gain. Where a shareholder whose Shares are repurchased is treated as receiving a dividend, there is a risk that other shareholders of the Fund whose percentage interests in the Fund increase as a result of such repurchase will be treated as having received a taxable distribution from the Fund.
The Fund’s use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements to qualify for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied.
Options, Futures, Forward Contracts, Swap Agreements, Hedges, Straddles and Other Transactions
To the extent that the Fund’s status and activities as a dealer do not otherwise determine the tax treatment of the Fund’s transactions in derivatives, the following special rules potentially apply. In general, option premiums received by the Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized (i) when the option contract expires, (ii) the option is exercised by the holder, or (iii) the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by the Fund is exercised and the Fund sells or delivers the underlying security, the Fund generally will recognize capital gain or loss equal to (a) the sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the security. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying security. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund generally will subtract the premium received for purposes of computing its cost basis in the securities purchased. In either case, provided the tax treatment of an option transaction is not governed by Section 1256 of the Code (discussed further below), the gain or loss that may arise in respect of a termination of the Fund’s obligation under the option other than through the exercise of the option will be short-term gain or loss, depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term gain equal to the premium received.
Certain covered call writing activities of the Fund may trigger the U.S. federal income tax straddle rules contained primarily in Section 1092 of the Code. Very generally, where applicable, Section 1092 requires (i) that losses be deferred on positions deemed to be offsetting positions with respect to “substantially similar or related property,” to the extent of unrealized gain in the latter, and (ii) that the holding period of such a straddle position that has not already been held for the long-term holding period be terminated and begin anew once the position is no longer part of a straddle. Options on single stocks that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. Thus, the straddle rules and the rules governing qualified covered calls could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or fail to qualify for the dividends-received deduction, as the case may be.
The tax treatment of certain positions entered into by the Fund, including regulated futures contracts, certain foreign currency positions and certain listed non-equity options, will generally be governed by Section 1256 of the Code (“Section 1256 Contracts”). Gains or losses on Section 1256 Contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, Section 1256 Contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are
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“marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.
In addition to the special rules described above in respect of futures and options transactions, the Fund’s transactions in other derivative instruments (e.g., forward contracts and swap agreements) as well as any of its other hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (e.g., mark-to-market, notional principal contract, straddle, constructive sale, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Fund, defer losses to the Fund and cause adjustments in the holding periods of the Fund’s securities. These rules could therefore affect the amount, timing and/or character of distributions to shareholders. Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a Fund-level tax.
The Fund’s use of commodity-linked derivatives can be limited by the Fund’s intention to qualify as a RIC, and can bear on the Fund’s ability to so qualify. Income and gains from certain commodity-linked derivatives do not constitute qualifying income to a RIC for purposes of the 90% gross income test described above. The tax treatment of certain other commodity-linked instruments in which the Fund might invest, including ETNs and certain structured notes, is not certain, in particular with respect to whether income or gains from such instruments constitute qualifying income to a RIC. If the Fund were to treat income or gain from a particular instrument as qualifying income and the income or gain were later determined not to constitute qualifying income and, together with any other nonqualifying income, caused the Fund’s nonqualifying income to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it is eligible to and does pay a tax at the Fund level.
Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between the Fund’s book income and the sum of its taxable income and net tax-exempt income (if any). If the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid a Fund-level tax. If, in the alternative, the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income (if any), the distribution (if any) of such excess will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares and (iii) thereafter, as gain from the sale or exchange of a capital asset.
Foreign Currency Transactions
The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions. Such ordinary income treatment may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.
Taxation of the Subsidiaries
Each existing wholly-owned Subsidiary is, and it is currently expected that any such future Subsidiary will be, a disregarded entity for U.S. federal income tax purposes. In the case of a Subsidiary that is a disregarded entity for such purposes, for U.S. federal income tax purposes (i) the Fund is treated as owning the Subsidiary’s assets directly; (ii) any income, gain, loss, deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund; and (iii) any distributions the Fund receives from the Subsidiary will have no effect on the Fund’s U.S. federal income tax liability.
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Passive Foreign Investment Companies
A passive foreign investment company (“PFIC”) is any foreign corporation: (i) 75% or more of the gross income of which for the taxable year is passive income, or (ii) the average percentage of the assets of which (generally by value, but by adjusted tax basis in certain cases) that produce or are held for the production of passive income is at least 50%. Generally, passive income for this purpose means dividends, interest (including income equivalent to interest), royalties, rents, annuities, the excess of gains over losses from certain property transactions and commodities transactions, and foreign currency gains. Passive income for this purpose does not include rents and royalties received by the foreign corporation from active business and certain income received from related persons.
Equity investments by the Fund in certain PFICs could potentially subject the Fund to U.S. federal income tax or other charges (including interest charges) on the distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to avoid the imposition of that tax. For example, if the Fund is able to and elects to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), the Fund will be required to include its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any distribution from the PFIC. Alternatively, the Fund may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.”
It is not always possible to identify a foreign corporation as a PFIC, and the Fund may therefore incur the tax and interest charges described above in some instances.
Foreign Taxation
Income and proceeds received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.
If more than 50% of the Fund’s assets at the close of the taxable year consist of the securities of foreign corporations, the Fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Fund to foreign countries in respect of foreign securities that the Fund has held for at least the minimum period specified in the Code. For this purpose, “securities of foreign corporations” generally includes securities of foreign governments. In such cases, shareholders will include in gross income from foreign sources their pro rata shares of such taxes paid by the Fund. A shareholder’s ability to claim an offsetting foreign tax credit or deduction in respect of such foreign taxes is subject to certain limitations imposed by the Code, which may result in the shareholder’s not receiving a full credit or deduction (if any) for such taxes. For example, shareholders who do not itemize on their U.S. federal income tax returns may claim a credit but not a deduction for such foreign taxes. In addition, shareholders that are not subject to U.S. federal income tax, and those who invest in the Fund through tax-advantaged accounts (including those who invest through individual retirement accounts or other tax-advantaged retirement plans), generally will receive no benefit from any tax credit or deduction passed through by the Fund.
Investments in Other Investment Companies
If the Fund receives dividends from another investment company, including an ETF, that qualifies as a RIC, and the investment company reports such dividends as qualified dividend income, then the Fund is permitted in turn to report a portion of its distributions as qualified dividend income, provided the Fund meets holding period and other requirements with respect to shares of the investment company.
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If the Fund receives dividends from such an investment company and the investment company reports such dividends as eligible for the dividends-received deduction, then the Fund is permitted in turn to report its distributions derived from those dividends as eligible for the dividends-received deduction as well, provided the Fund meets holding period and other requirements with respect to shares of the investment company.
Investments in Securities of Special Purpose Entities
The tax treatment of the Fund’s investments in the securities of special purpose entities that acquire and hold alternative lending-related securities will depend on the terms of such investments and may affect the amount, timing or character of income recognized by the Fund and therefore the amount, timing, or character of distributions to shareholders. Because tax rules applicable to these types of investments are in some cases uncertain, an adverse determination or future guidance by the IRS or a change in law might affect the Fund’s ability to qualify as a RIC.
Certain Investments in REITs and Mortgage-Related Securities
The Fund may invest in REITs. The Fund’s investments in REIT equity securities may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes such amounts, such distribution could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Dividends received by the Fund from a REIT will not qualify for the corporate dividends-received deduction and generally will not constitute qualified dividend income.
Distributions by the Fund to its shareholders that the Fund properly reports as “Section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Non-corporate shareholders are permitted a U.S. federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a “Section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a RIC from REITs to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders. A Section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Fund is permitted to report such part of its dividends as Section 199A dividends as are eligible, but is not required to do so.
Short Sales
To the extent the Fund participates in short sales by contracting for the sale of stock it does not own and later purchasing stock necessary to close the sale, the character of the gain or loss realized on such a short sale is determined by reference to the property used to close the short sale and is thus generally short-term. Because net short-term capital gain (after reduction by any long-term capital loss) is generally taxed at ordinary income rates, the Fund’s short sale transactions will likely increase the percentage of the Fund’s gains that are taxable to shareholders as ordinary income.
Original Issue Discount, Pay-In-Kind Securities and Market Discount
Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and all zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in the Fund’s taxable income (and required to be distributed by the Fund) over the term of the debt obligation, even though payment of that amount is not received until a later time (i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. Increases in the principal amount of inflation-indexed bonds will also be treated as OID.
Some debt obligations with a fixed maturity date of more than one year from the date of issuance, that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. In the case of higher-risk securities, the amount of
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market discount may be unclear. See “Higher-Risk Securities.” Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.
Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price) or OID in the case of certain types of debt obligations. Generally, the Fund will be required to include the acquisition discount, or OID, in income (as ordinary income) over the term of the debt obligation, even though payment of that amount is not received until a later time (i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. The Fund may make one or more of the elections applicable to debt obligations having acquisition discount, or OID, which could affect the character and timing of recognition of income.
In addition, payment-in-kind securities will give rise to income that is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.
The Fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount that is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or if necessary, by liquidation of portfolio securities (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they would in the absence of such transactions.
Securities Purchased at a Premium
Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., a premium), the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.
Higher-Risk Securities
Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether, when or to what extent the Fund should recognize market discount on a debt obligation; when the Fund may cease to accrue interest, OID or market discount; when and to what extent deductions may be taken for bad debts or worthless securities; and how payments received on obligations in default should be allocated between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities in order to seek to ensure that it distributes sufficient income to preserve its eligibility for treatment as a RIC and does not become subject to U.S. federal income or excise tax.
Issuer Deductibility of Interest
A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not be deductible to (and thus, may affect the cash flow of) the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend for purposes of the corporate dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent of the deemed dividend portion of such accrued interest. Interest paid on debt obligations owned by the
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Fund, if any, that are considered for U.S. tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer, possibly affecting the cash flow of the issuer.
Tax-Exempt Shareholders
Income of a RIC that would be unrelated business taxable income (“UBTI”) if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of a RIC. Notwithstanding this “blocking” effect, a tax-exempt shareholder could recognize UBTI by virtue of its investment in the Fund if Shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Section 514(b) of the Code.
Foreign Shareholders
In general, the Fund’s dividends are not subject to a U.S. withholding tax when paid to a shareholder that is not a “United States Person” within the meaning of the Code (such a shareholder, a “foreign shareholder”) to the extent properly reported by the Fund as (1) interest-related dividends or short-term capital gains dividends, each as defined below and subject to certain conditions described below, (2) Capital Gain Dividends or (3) distributions treated as a return of capital with respect to such foreign shareholder.
The exception to withholding for “interest-related dividends” generally applies with respect to distributions (other than distributions to a foreign shareholder (w) that does not provide a satisfactory statement that the beneficial owner is not a U.S. person, (x) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (y) that is within certain foreign countries that have inadequate information exchange with the United States, or (z) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation) from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders (“interest-related dividends”). The exception to withholding for “short-term capital gain dividends” generally applies with respect to distributions (other than (a) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution or (b) distributions subject to special rules regarding the disposition of U.S. real property interests) of net short-term capital gains in excess of net long-term capital losses to the extent such distributions are properly reported by the Fund (“short-term capital gain dividends”). The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible but is not required to do so. In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders. These exemptions from withholding will not be available to foreign shareholders of the Fund if it does not currently report its dividends as interest-related or short-term capital gain dividends. Foreign shareholders should contact their intermediaries regarding the application of these rules to their accounts.
Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, interest-related dividends and short-term capital gain dividends (e.g., distributions attributable to dividends and foreign-source interest income) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).
Under U.S. federal tax law, a foreign shareholder generally is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of Shares of the Fund or on Capital Gain Dividends, interest-related dividends and short-term capital gain dividends unless (i) such gain or dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States, (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the foreign shareholder’s sale of Shares of the Fund or to the Capital Gain Dividend the foreign shareholder received (as described below).
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Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition of USRPIs described below. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States and other trade or business assets. USRPIs generally are defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A RIC that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and RICs that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether a RIC is a QIE.
If an interest in the Fund were a USRPI, a greater-than-5% foreign shareholder or any foreign shareholder if Shares of the Fund are not considered regularly traded on an established securities market generally would be required to file a U.S. tax return in connection with the sale of its Fund shares and pay related taxes due on any gain realized on the sale.
Moreover, if the Fund were a USRPHC or, very generally, had been one in the last five years, it would be required to withhold on amounts distributed to a greater-than-5% foreign shareholder to the extent such amounts would not be treated as a dividend, i.e., are in excess of the Fund’s current and accumulated “earnings and profits” for the applicable taxable year. Such withholding generally is not required if the Fund is a domestically controlled QIE.
If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands and (ii) gains realized on the disposition of USRPIs by the Fund would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders and would be subject to U.S. tax withholding. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.
Foreign shareholders of the Fund also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and payment obligations discussed above through the sale and repurchase of Fund shares.
Foreign shareholders should consult their tax advisers and, if holding Shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund. Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in Shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein and are urged to consult their tax advisers.
In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-US status (including, in general, furnishing an IRS Form W-8BEN or Form W-8BEN-E, or substitute form). Foreign shareholders in the Fund should consult their tax advisers in this regard.
Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular
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situation. A beneficial holder of Fund shares who is a foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.
Expenses Subject to Special Pass-Through Rules
The Fund will not be considered to be a “publicly offered” RIC if it does not have at least 500 shareholders at all times during a taxable year and its Shares are not treated as continuously offered pursuant to a public offering. It is possible that the Fund will not be treated as a “publicly offered” RIC for one or more of its taxable years. Very generally, pursuant to U.S. Treasury Department regulations, expenses of a RIC that is not “publicly offered,” except those specific to its status as a RIC or separate entity (e.g., registration fees or transfer agency fees), are subject to special “pass-through” rules. These expenses (which include direct and certain indirect advisory fees) are treated as additional dividends to certain Fund shareholders (generally including other RICs that are not “publicly offered,” individuals and entities that compute their taxable income in the same manner as an individual), and are, other than in the case of a shareholder that is a RIC that is not “publicly offered,” not deductible by those shareholders under current law.
Backup Withholding
The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and proceeds from a repurchase paid to any individual shareholder (i) who fails to properly furnish the Fund with a correct taxpayer identification number, (ii) who has under-reported dividend or interest income or (iii) who fails to certify to the Fund that he or she is not subject to such withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.
Tax Basis Information
The Fund (or its administrative agent) must report to the IRS and furnish to the Fund shareholders the cost basis information and holding period for Fund shares. The Fund will permit Fund shareholders to elect from among several IRS-accepted cost basis methods, including average cost. In the absence of an election, shareholder cost basis will be determined under the default method selected by the Fund. The cost basis method a shareholder elects (or the cost basis method applied by default) may not be changed with respect to a repurchase of Shares after the settlement date of the repurchase. Fund shareholders should consult with their tax advisers to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to the Fund’s Shares of at least $2 million in a single tax year or $4 million in any combination of taxable years for an individual shareholder or at least $10 million in any single tax year or $20 million in any combination of taxable years for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.
Shareholder Reporting Obligations with Respect to Foreign Bank and Financial Accounts
Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund by vote or value could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts. Shareholders should consult a tax adviser, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.
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Other Reporting and Withholding Requirements
Sections 1471-1474 of the Code and the U.S. Treasury regulations and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA 30% of the distributions, other than distributions properly reported as Capital Gain Dividends, the Fund pays to that shareholder. If a payment by the Fund is subject to FATCA withholding, the Fund or its agent is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above. The IRS and the U.S. Department of the Treasury have issued proposed regulations providing that the gross proceeds of share redemptions or exchanges and Capital Gain Dividends the Fund pays will not be subject to FATCA withholding.
Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary. In addition, foreign countries have implemented or are considering, and may implement, laws similar in purpose and scope to FATCA.
Shares Purchased through Tax-Qualified Plans
Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. The Fund’s structure as an interval fund, pursuant to which the Fund conducts quarterly repurchase offers which may be oversubscribed, could cause a shareholder to be unable to tender its Shares when or in the amount that it desires, which inability may make it difficult for a shareholder that is a tax-qualified plan to meet minimum distribution requirements. Shareholders should consult their tax advisers to determine the suitability of Shares of the Fund as an investment through such plans, and the precise effect of an investment on their particular tax situation.
DESCRIPTION OF THE TRUST
The Trustees are responsible for the management and supervision of the Trust. The Trust’s Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund or other series of the Trust with or without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series and classes without further action by shareholders. As of the date of this SAI, the Fund is the only series of the Trust. To the extent permissible by law, additional series may be added in the future.
The shares of the Fund represent an equal proportionate interest in the net assets attributable to such shares of the Fund. Shareholders have certain exclusive voting rights on matters relating to their respective distribution plan, if any. Different classes of the Fund, if any, may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.
Unless otherwise required by the 1940 Act or the Declaration of Trust, the Trust has no intention of holding annual meetings of shareholders. Trust shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust’s outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of a majority of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with requesting a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.
In the event of liquidation, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share (and fractional votes for fractional shares), are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable.
The Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust. The Declaration of Trust further provides for indemnification out of the Fund’s property for all loss and expense of any shareholder held
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personally liable for the obligations of the Fund by reason of owning shares of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which the disclaimer is inoperative and the Fund itself would be unable to meet its obligations. The Declaration of Trust further provides that the Board will not be liable for errors of judgment or mistakes of fact or law. However, nothing in the Declaration of Trust protects a Trustee against any liability to which the Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Declaration of Trust of the Trust provides for indemnification by the Trust of Trustees and officers of the Trust; however, such persons may not be indemnified against any liability to the Trust or the Trust’s shareholders to whom he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
OTHER INFORMATION
Miscellaneous
The Prospectus and this SAI do not contain all the information included in the Registration Statement filed with the Commission under the 1933 Act with respect to the securities offered by the Prospectus. Certain portions of the Registration Statement have been omitted from the Prospectus and this SAI pursuant to the rules and regulations of the Commission. The Registration Statement including the exhibits filed therewith may be examined at the office of the Commission in Washington, D.C.
Statements contained in the Prospectus or in this SAI as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectus and this SAI form a part, each such statement being qualified in all respects by such reference.
In the interest of economy and convenience, the Fund does not issue certificates representing the Fund’s shares. Instead, the Transfer Agent maintains a record of each shareholder’s ownership. Each shareholder receives confirmation of purchase and repurchase orders from the Transfer Agent. Fund shares and any dividends and distributions paid by the Fund are reflected in account statements from the Transfer Agent.
CONSOLIDATED FINANCIAL STATEMENTS
The audited financial statements, including the notes thereto, and the report of EY thereon, as included in the Fund’s Annual Report to Shareholders for the fiscal year ended on February 28, 2025, as filed with the Commission on May 9, 2025 (File No. 811-23120) (the “Annual Report”) (Accession Nos. 0001193125-25-116725, 0001193125-25-116728, 0001193125-25-116730, 0001193125-25-116734, 0001193125-25-116735, 0001193125-25-116738 and 0001193125-25-116741) are hereby incorporated by reference into this SAI. No other parts of the Annual Report are incorporated by reference herein. Copies of the Annual Report may be obtained at no charge by calling the Fund at (855) 609-3680.
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APPENDIX A
SECURITIES RATINGS
The rating of a rating service represents the service’s opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Adviser believes that the quality of debt securities in which the Fund invests should be continuously reviewed. A rating is not a recommendation to purchase, sell or hold a security, because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the ratings services from other sources, which they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information or for other reasons.
The following is a description of the characteristics of ratings used by Moody’s and S&P Global Ratings.
Moody’s Ratings*
Aaa— Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa—Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A—Obligations rated A are judged to be upper-medium-grade and are subject to low credit risk.
Baa—Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba—Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B—Obligations rated B are considered speculative and are subject to high credit risk.
Caa—Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca—Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C—Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

*
Note: Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
S&P Global Ratings*
AAA—An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.
AA—An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.
A—An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.
A-1

BBB—An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.
BB; B; CCC; CC; and C—Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’ and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
BB—An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.
B—An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.
CCC—An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.
CC—An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
C—An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.
D—An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.
NR—This indicates that a rating has not been assigned or is no longer assigned.
*
The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.
A-2

APPENDIX B
STONE RIDGE ASSET MANAGEMENT LLC
PROXY VOTING POLICY
Purpose and General Statement
The purpose of this policy is to set forth the principles and procedures by which the Adviser votes or gives consents with respect to the securities owned by the Clients for which the Adviser exercises voting authority and discretion (the “Votes”). For avoidance of doubt, a Vote includes any proxy and any shareholder vote or consent, including a vote or consent for a private company that does not involve a proxy. This policy has been designed to ensure that Votes are voted in the best interests of Clients in accordance with the Adviser’s fiduciary duties and Rule 206(4)-6 under the Adviser’s Act.
Policy
In the ordinary course of conducting the Adviser’s activities, the interests of a Client may conflict with the interests of the Adviser, other Clients and/or the Adviser’s affiliates and their clients. Any conflicts of interest relating to the voting of Votes will be addressed in accordance with these policies and procedures.
The guiding principle by which the Adviser votes all Votes is to vote in the best interests of each Client by maximizing the economic value of the relevant Client’s holdings, taking into account the relevant Client’s investment horizon, the contractual obligations under the relevant advisory agreements or comparable documents and any other relevant facts and circumstances the Adviser determines to be appropriate at the time of the Vote.
Voting Procedures and Approach
It is the general policy of the Adviser to vote or give consent on matters presented to security holders in any Vote, and these policies and procedures have been designated with that in mind. However, the Adviser may determine not to vote a proxy or review additional soliciting materials if:
●
the effect on the applicable economic interests or the value of the portfolio holding is insignificant in relation to an individual Client account or in the aggregate with all Client accounts;
●
the cost of voting the proxy or reviewing additional soliciting materials outweighs the possible benefit to the applicable Client account, including situations where a jurisdiction imposes share blocking restrictions that may affect the ability of the portfolio managers to effect trades in the related security;
●
the Adviser otherwise has determined that it is consistent with its fiduciary obligations not to vote the proxy or review additional soliciting materials; or
●
with respect to securities on loan, the Adviser determines that the benefits to the Client of voting the proxy are outweighed by the benefits to the Client of having the security remain out on loan or the Adviser does not have enough time to call back the loan to vote the proxy.
Adviser personnel are responsible for promptly forwarding all proxy materials, consent or voting requests or notices or materials related to any Vote to the CCO. The CCO shall be responsible for ensuring that each Vote is cast timely and as otherwise required by the terms of such Vote and consistent with the requirements of this policy. The CCO will consult with the relevant investment professional(s) to determine how to proceed. In most cases, the CCO will cast the Vote as recommended by the investment professional(s), unless she concludes that doing so would not be in the Client’s best interests. In addition to the recommendation of the investment professional(s), the CCO may take into account any other information and may consult with others as she deems relevant and appropriate in order to arrive at a decision based on the overriding principle of seeking the maximization of the economic value of the relevant Clients’ holdings.

Conflicts of Interest Review
Adviser personnel and, in particular, Employees who provide a recommendation on how a Vote should be cast, are responsible for informing the CCO of all material information relating to any potential conflict of interest in connection with a Vote. If any Employee is pressured or lobbied either from within or outside of the Adviser with respect to any particular voting decision, he or she should contact the CCO. The CCO will use her best judgment to address any such conflict of interest and ensure that it is resolved in accordance with her independent assessment of the best interests of the Clients.
Engagement of Proxy Advisers
Consistent with the Clients’ governing documents and other disclosure documents, unaffiliated third parties may be used to help resolve conflicts or to otherwise assist the Adviser in fulfilling all or part of its voting obligations. In this regard, the Adviser may retain independent fiduciaries, consultants or professionals (collectively, “Proxy Advisers”) to assist with voting decisions and/or to which voting powers may be delegated. In determining whether to engage (and whether to continue to retain) a Proxy Adviser, the CCO will evaluate whether the Proxy Adviser has the capacity and competency to adequately analyze the matters for which the Adviser is responsible for Voting, considering such factors as the CCO deems appropriate, which may include, among other things:
●
the quality of the Proxy Adviser’s staffing and personnel;
●
the technology and information used to form the basis of the Proxy Adviser’s voting recommendations;
●
the processes and methodologies the Proxy Adviser uses in formulating its voting recommendations, including when and how the Proxy Adviser engages with issuers and third parties;
●
the adequacy of the Proxy Adviser’s disclosure of its processes and methodologies; and
●
the Proxy Adviser’s policies for identifying, disclosing and addressing potential conflicts of interest, including conflicts that generally arise from providing proxy voting recommendations, proxy services and related activities.
In the event the Adviser retains a Proxy Adviser, the CCO will be responsible for:
●
conducting ongoing oversight of the Proxy Adviser to ensure the Proxy Adviser continues to vote proxies in the best interest of the Clients;
●
requesting that the Proxy Adviser keep the Adviser apprised of any material changes or conflicts of interest with respect to the Proxy Adviser’s business so the Adviser can determine whether such changes are relevant to an assessment of the Proxy Adviser’s ability to provide its services and how any conflicts of interest are being addressed;
●
confirming that the Proxy Adviser has complied with its obligations by undertaking a periodic sampling of proxy votes; and
●
determining that the Proxy Adviser has the capacity and competency to adequately analyze proxy issues by providing materially accurate information.
Registered Fund Disclosure Requirements
The Registered Funds will include the required disclosure relating to proxy voting in the appropriate filings and will, in accordance with Rule 30b1-4 under the 1940 Act, file with the SEC an annual record of proxies voted by a fund on Form N-PX. Form N-PX must be filed each year no later than August 31 and must contain each Registered Fund’s proxy voting record for the most recent twelve-month period ending June 30.
The Registered Funds must also state in their disclosure documents that information regarding how the Registered Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Registered Fund’s website at a specified Internet address; or both; and (2) on the SEC’s website at http://www.sec.gov.
If a Registered Fund discloses that its proxy voting record is available by calling a toll-free (or collect) telephone number, and the Registered Fund (or financial intermediary through which shares of the Registered Fund may be purchased or sold) receives a request for this information, the Registered Fund (or financial intermediary) must send the information disclosed in the Registered Fund’s most recently filed report on Form N-PX within three business days of receipt of the request, by first-class mail or other means designed to ensure equally prompt delivery.
If a Registered Fund discloses that its proxy voting record is available on or through its website, the Registered Fund must make available free of charge the information disclosed in the Registered Fund’s most recently filed report on Form N-PX on or through its website as soon as reasonably practicable after filing the report with the SEC. The information disclosed in the Fund’s most recently filed report on Form N-PX must remain available on or through the Registered Fund’s website for as long as the Registered Fund remains subject to the requirements of Rule 30b1-4 and discloses that the Registered Fund’s proxy voting record is available on or through its website.
It is the responsibility of Legal and Compliance to ensure that the Registered Funds satisfy the disclosure requirements.

PART C: OTHER INFORMATION
Item 25.
Financial Statements and Exhibits
(1)
Financial Statements:
Stone Ridge Trust V’s (the “Registrant”) audited consolidated financial highlights for the operating performance of the Registrant from the commencement of the Registrant’s investment operations on May 23, 2016 through February 28, 2025 are included in Part A of this Registration Statement in the section entitled “Consolidated Financial Highlights.”
The Registrant’s consolidated financial statements, including the notes thereto, and the report of Ernst and Young LLP thereon, as included in the Registrant’s annual report for the fiscal year ended February 28, 2025, as filed with the Securities and Exchange Commission (“SEC”) via EDGAR on May 9, 2025, are incorporated by reference into Part B of this Registration Statement in the section entitled “Consolidated Financial Statements.”
(2)
Exhibits:
(a)	(1)
Certificate of Trust of the Registrant, dated as of November 4, 2015, incorporated by reference to
Exhibit (a)(1) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via
EDGAR on December 11, 2015.

	(2)
Agreement and Declaration of Trust of the Registrant, dated as of November 4, 2015, incorporated by reference to Exhibit (a)(2) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on December 11, 2015.

(b)
Amended and Restated By-Laws of the Registrant, incorporated by reference to Exhibit (b) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on June 28,
2021.

(c)		Not applicable.
(d)	(1)	See portions of Agreement and Declaration of Trust relating to shareholders’ rights.
	(2)	See portions of By-Laws relating to shareholders’ rights.
(e)		Not applicable.
(f)		Not applicable.
(g)	(1)
Investment Management Agreement between the Registrant, on behalf of Stone Ridge Alternative
Lending Risk Premium Fund (the “Fund”), and Stone Ridge Asset Management LLC (“Stone Ridge”),
dated as of May 13, 2016, incorporated by reference to Exhibit (g)(1) filed with the Registrant’s
Registration Statement on Form N-2, as filed with the SEC via EDGAR on March 24, 2017.

	(2)
Amended and Restated Exhibit A to Investment Management Agreement, incorporated by reference to
Exhibit (g)(2) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via
EDGAR on June 28, 2023.

(h)	(1)	Distribution Agreement between the Registrant, on behalf of the Fund, and Foreside Financial Services, LLC (the “Distributor”), dated as of September 5, 2024, filed herewith.
	(2)	First Amendment to Distribution Agreement between the Registrant, on behalf of the Fund, and the Distributor, dated as of October 21, 2024, filed herewith.
	(3)
Distribution and Servicing Plan, dated as of July 1, 2018, incorporated by reference to Exhibit (h)(2)
filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on
June 27, 2018.

(i)		Not applicable.

(j)	(1)
Amended and Restated Custody Agreement between the Registrant, on behalf of the Fund, and
U.S. Bank National Association, dated as of October 30, 2017, incorporated by reference to Exhibit
(j)(1) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via
EDGAR on February 28, 2018.

(2)
Custody Agreement between the Registrant, on behalf of the Fund, and Millennium Trust Company,
LLC, dated as of May 20, 2016, incorporated by reference to Exhibit (j)(2) filed with Post-Effective
Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via
EDGAR on June 28, 2017.

(k)	(1)
Amended and Restated Fund Administration Servicing Agreement between the Registrant, on behalf of the Fund, and U.S. Bancorp Fund Services, LLC (“USBFS”), dated as of October 30, 2017, incorporated by reference to Exhibit (k)(1) filed with the Registrant’s Registration Statement on Form
N-2, as filed with the SEC via EDGAR on February 28, 2018.

(2)
Addendum to the Amended and Restated Fund Administration Servicing Agreement between the
Registrant, on behalf of the Fund, and USBFS, dated as of September 21, 2018, incorporated by reference to Exhibit (k)(2) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on June 27, 2019.

(3)
Addendum to the Amended and Restated Fund Administration Servicing Agreement between the
Registrant, on behalf of the Fund, and USBFS, dated as of February 7, 2023, incorporated by reference to Exhibit (k)(3) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on June 28, 2023.

(4)
Amended and Restated Transfer Agent Servicing Agreement between the Registrant, on behalf of the
Fund, and USBFS, dated as of October 30, 2017, incorporated by reference to Exhibit (k)(2) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on
February 28, 2018.

	(5)	First Amendment to the Amended and Restated Transfer Agent Servicing Agreement between the Registrant, on behalf of the Fund, and USBFS, dated as of September 16, 2024, filed herewith.
	(6)	Expense Limitation Agreement between the Registrant, on behalf of the Fund, and Stone Ridge, dated as of April 24, 2025, filed herewith.
(7)
Amended and Restated Services Agreement between the Registrant, on behalf of the Fund, and Stone
Ridge, dated as of July 1, 2018, incorporated by reference to Exhibit (k)(4) filed with the Registrant’s
Registration Statement on Form N-2, as filed with the SEC via EDGAR on June 27, 2018.

(8)
Amended and Restated Fund Accounting Servicing Agreement between the Registrant, on behalf of the
Fund, and USBFS, dated as of October 30, 2017, incorporated by reference to Exhibit (k)(5) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on
February 28, 2018.

(l)		Not applicable.
(m)		Not applicable.
(n)		Consent of Independent Registered Public Accounting Firm, filed herewith.
(o)		Not applicable.
(p)
Subscription Agreement for Seed Capital between the Registrant, on behalf of the Fund, and Stone
Ridge, dated as of March 8, 2016, incorporated by reference to Exhibit (p) filed with Pre-Effective
Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via
EDGAR on May 10, 2016.

(q)		Not applicable.
(r)		Code of Ethics of Stone Ridge and the Registrant, filed herewith.
1

(s)
Power of Attorney, incorporated by reference to Exhibit (s) filed with Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on April 27,
2018.

Item 26.
Marketing Arrangements
See (1) Distribution Agreement, dated as of September 5, 2024, incorporated by reference to Exhibit (h)(1) filed herewith, and (2) First Amendment to Distribution Agreement between the Registrant, on behalf of the Fund, and the Distributor, dated as of October 21, 2024, filed herewith.
Item 27.
Other Expenses of Issuance or Distribution
Not applicable.
Item 28.
Persons Controlled by or under Common Control with Registrant
Controlling Person	Person Controlled	Nature of Control
Stone Ridge Alternative Lending Risk Premium Fund	Stone Ridge Alternative Lending Risk Premium Fund UK Holdings I LLC(a)(b)	100% ownership held by Stone Ridge Alternative Lending Risk Premium Fund US Holdings II LLC
Stone Ridge Alternative Lending Risk Premium Fund	Stone Ridge Alternative Lending Risk Premium Fund UK Holdings II LLC(a)(b)	100% ownership held by Stone Ridge Alternative Lending Risk Premium Fund US Holdings II LLC
Stone Ridge Alternative Lending Risk Premium Fund	Stone Ridge Alternative Lending Risk Premium Fund AU NZ Holdings LLC(a)(b)	100% ownership
Stone Ridge Alternative Lending Risk Premium Fund	Alternative Lending Holdings Trust(a)(b)	100% ownership
Stone Ridge Alternative Lending Risk Premium Fund	Stone Ridge Alternative Lending Risk Premium Fund US Holdings I LLC(a)(b)	100% ownership
Stone Ridge Alternative Lending Risk Premium Fund	Alternative Lending Holdings Trust II(a)(b)	100% ownership held by Stone Ridge Alternative Lending Risk Premium Fund US Holdings I LLC
Stone Ridge Alternative Lending Risk Premium Fund	Stone Ridge Alternative Lending Risk Premium Fund US Holdings II LLC(a)(b)	100% ownership
Stone Ridge Alternative Lending Risk Premium Fund	Alternative Lending Holdings Trust III(a)(b)	100% ownership held by Stone Ridge Alternative Lending Risk Premium Fund US Holdings II LLC
Stone Ridge Alternative Lending Risk Premium Fund	Stone Ridge Alternative Lending Risk Premium Fund US Holdings III LLC(a)(b)	100% ownership
Stone Ridge Alternative Lending Risk Premium Fund	Alternative Lending Holdings Trust IV(a)(b)	100% ownership held by Stone Ridge Alternative Lending Risk Premium Fund US Holdings III LLC
Stone Ridge Alternative Lending Risk Premium Fund	PRCP-MDOF (SR), LLC(a)(b)	100% ownership
Stone Ridge Alternative Lending Risk Premium Fund	PFMP-SR II, LLC(a)(b)	100% ownership
Stone Ridge Alternative Lending Risk Premium Fund	Stone Ridge Alternative Lending Risk Premium Fund US Holdings IV LLC(a)(b)	100% ownership held by Stone Ridge Alternative Lending Risk Premium Fund US Holdings I LLC
2

Controlling Person	Person Controlled	Nature of Control
Stone Ridge Alternative Lending Risk Premium Fund	Alternative Lending Holdings Trust VI(a)(b)	100% ownership held by Stone Ridge Alternative Lending Risk Premium Fund US Holdings IV LLC
Stone Ridge Alternative Lending Risk Premium Fund	Stone Ridge Alternative Lending Risk Premium Fund UK Holdings III LLC(a)(b)	100% ownership
Stone Ridge Alternative Lending Risk Premium Fund	Stone Ridge Alternative Lending Risk Premium Fund UK Holdings IV LLC(a)(b)	100% ownership

(a)
Organized under the laws of Delaware.
(b)
Included or to be included in the consolidated financial statements of the Fund.
Item 29.
Number of Holders of Securities
Set forth below is the number of record holders as of May 31, 2025 of each class of securities of the Registrant:
Title of Class	Number of Record Holders
Common Shares of Beneficial Interest, $0.01 par value per share	9,022
Item 30.
Indemnification
The Registrant’s Agreement and Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).
The Registrant’s Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.
Further, the Registrant’s Investment Management Agreement with Stone Ridge, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of Stone Ridge and its personnel under certain circumstances.
The Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
3

Item 31. Business and Other Connections of Investment Adviser
Stone Ridge is a Delaware limited liability company that offers investment management services and is a registered investment adviser. Stone Ridge’s offices are located at One Vanderbilt Avenue, 65th Floor, New York, NY 10017. Information as to the officers and directors of Stone Ridge is included in its current Form ADV (File No. 801-77228) filed with the SEC, and the text of Schedule A of Stone Ridge’s current Form ADV is incorporated herein by reference.
Item 32.
Location of Accounts and Records
All accounts, books and other documents required by Rule 31(a) under the Investment Company Act of 1940, as amended, are maintained at the offices, as applicable, of:
1.
Stone Ridge Trust V
One Vanderbilt Avenue, 65th Floor
New York, New York 10017
2.
Stone Ridge Asset Management LLC
One Vanderbilt Avenue, 65th Floor
New York, New York 10017
3.
U.S. Bank NA
1555 N. River Center Drive, Suite 302
Milwaukee, Wisconsin 53212
4.
Millennium Trust Company, LLC
2001 Spring Rd #700
Oak Brook, Illinois 60523
5.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202
6.
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001
7.
Foreside Financial Services, LLC.
Three Canal Plaza, Suite 100
Portland, Maine 04101
Item 33.
Management Services
Not applicable.
Item 34.
Undertakings
1.
Not applicable.
2.
Not applicable.
3.
The Registrant undertakes:
a.
to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)
to include any prospectus required by Section 10(a)(3) of the Securities Act;
4

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
b.
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
c.
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.
that, for the purpose of determining liability under the Securities Act to any purchaser:
(1)
if the Registrant is relying on Rule 430B:
(A)
each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(2)
if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date
5

it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
e.
That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(2)
free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(3)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4.
Not applicable.
5.
Not applicable.
6.
Not applicable.
7.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.
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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and it has duly caused this Registration Statement of Stone Ridge Trust V (related to Stone Ridge Alternative Lending Risk Premium Fund) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 27th day of June, 2025.
STONE RIDGE TRUST V
By:	/s/ Maura Keselowsky
Maura Keselowsky, Treasurer and Principal Financial Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
*	Trustee, President (Principal Executive Officer)	June 27, 2025
Ross Stevens
/s/ Maura Keselowsky	Treasurer (Principal Financial Officer)	June 27, 2025
Maura Keselowsky
*	Trustee	June 27, 2025
Daniel Charney
*	Trustee	June 27, 2025
Jeffery Ekberg
*Power of Attorney

*By:	/s/ Maura Keselowsky
Maura Keselowsky
Attorney in Fact
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INDEX TO EXHIBITS
(h)	(1)	Distribution Agreement.
	(2)	First Amendment to Distribution Agreement.
(k)	(5)	First Amendment to the Amended and Restated Transfer Agent Servicing Agreement.
	(6)	Expense Limitation Agreement.
(n)		Consent of Independent Registered Public Accounting Firm.
(r)		Code of Ethics.
8